

**2024 Annual Meeting of Shareholders
Notice and Proxy Statement**



2023 Annual Report on Form 10-K

McGRATH RENTCORP

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held December 12, 2024

To the Shareholders of McGrath RentCorp:

NOTICE IS HEREBY GIVEN that the 2024 Annual Meeting of Shareholders (the "Annual Meeting") of McGrath RentCorp, a California corporation (the "Company"), will be held virtually only at www.proxydocs.com/MGRC, on Thursday, December 12, 2024, at 2:00 p.m., PST. Shareholders will be able to listen, vote, and submit questions from any remote location that has internet connectivity. There will be no physical location for shareholders to attend. The Annual Meeting will be held for the following purposes:

1. To elect six (6) directors of the Company, as specifically set forth in the attached proxy statement, to serve until the 2025 Annual Meeting of Shareholders or until their successors are elected and qualified;

2. To ratify the appointment of Grant Thornton LLP as the independent auditors for the Company for the year ending December 31, 2024;

3. To approve, in a non-binding vote, the compensation of the Company's named executive officers; and

4. To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part hereof (the "Proxy Statement").

The Board of Directors of the Company has fixed the close of business on October 22, 2024, as the record date for determining the shareholders entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

I M P O R T A N T

We are holding the Annual Meeting as a virtual meeting (via live audio webcast) format only. On behalf of the Board of Directors and management of the Company, we cordially invite you to attend the Annual Meeting by virtual presence by logging into our live webcast at: www.proxydocs.com/MGRC. Through this webcast, shareholders and proxyholders will be deemed to be present in person for purposes of conducting a vote at such meeting. In order to attend this webcast, you must register in advance at www.proxydocs.com/MGRC prior to the deadline of Thursday, December 12, 2024, at 1:00 p.m. Pacific Time, as more fully described in the accompanying Proxy Statement.

In accordance with rules established by the Securities and Exchange Commission, we are providing you access to our proxy materials over the Internet. Accordingly, we plan to mail a Notice of Internet Availability of Proxy Materials (the "Notice") to our shareholders on or about October 31, 2024. The Notice will describe how to access and review our proxy materials, including our Proxy Statement and Annual Report on Form 10-K for the fiscal year ended December 31, 2023. The Notice, as well as our proxy card, will also describe how you may submit your proxy electronically. If you received just a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice.

Whether or not you expect to attend the Annual Meeting via virtual presence, please vote your shares by following the instructions on the Notice, your proxy card or your voting instruction form, as applicable, as promptly as possible in order to ensure your representation at the Annual Meeting. Even if you have voted by proxy, you may still vote online if you attend the Annual Meeting via virtual presence. Please note, however, that if your shares are held of record by a broker, bank, or other nominee and you wish to vote at the Annual Meeting, you must obtain a proxy card issued in your name from such broker, bank, or other nominee and register for the Annual Meeting in advance through our transfer agent, Computershare Trust Company, N.A. Once proof of your proxy power (legal proxy) has been obtained, send the proof reflecting your holdings along with your name and email address to legalproxy@betanxt.com to obtain your 12-digit control number. Registration must be received no later than 5:00 p.m., Eastern time, on Friday, December 6, 2024.

If you hold your shares in a brokerage account, your shares will not be voted in the election of directors or the non-binding, advisory vote on the compensation of the Company's named executive officers unless you provide explicit instructions to your broker as to how you wish to vote your shares. Under the NASDAQ Stock Market rules governing discretionary voting of proxies by the exchange's members, your broker is not permitted to vote shares with respect to non-routine matters such as the election of directors or the vote on compensation without voting instructions from the beneficial owner of such shares.

By Order of the Board of Directors,
Gilda Malek
Vice President, General Counsel and Corporate Secretary

Livermore, California
October 30, 2024

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McGRATH RENTCORP
5700 Las Positas Road
Livermore, California 94551

PROXY STATEMENT
FOR 2024 ANNUAL MEETING OF SHAREHOLDERS

General Information

This proxy statement (this "Proxy Statement") is made available to the shareholders of McGrath RentCorp, a California corporation (the "Company," "we," "us," or "our"), in connection with the solicitation by the Board of Directors of the Company (the "Board of Directors" or the "Board") of proxies in the accompanying form for use in voting at the 2024 Annual Meeting of Shareholders of the Company (the "Annual Meeting") to be held on Thursday, December 12, 2024, at 2:00 p.m., PST, via virtual meeting only at www.proxydocs.com/MGRC, and any adjournment or postponement thereof. There will be no physical location for shareholders to attend. The shares represented by the proxies received, properly marked, dated, executed, and not revoked will be voted at the Annual Meeting.

This year, we are using the Internet as the primary means of delivery of proxy materials to our shareholders. We are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our shareholders of record with instructions on how to access the proxy materials online at www.proxydocs.com/MGRC. The Company expects to mail the Notice to shareholders on or about October 31, 2024.

The rules of the Securities and Exchange Commission (the "SEC") require us to notify our shareholders of the availability of our proxy materials through the Internet.

Important Notice Regarding the Availability of Proxy Materials
for the Shareholder Meeting to be held on Thursday, December 12, 2024

Our Proxy Statement and 2023 Annual Report to Shareholders are available at
www.proxydocs.com/MGRC

The following questions and answers provide important information about the Annual Meeting and this Proxy Statement:

When is the Annual Meeting?

The Annual Meeting will be held on Thursday, December 12, 2024, at 2:00 p.m., PST, via virtual meeting only. There will be no physical meeting to attend. All of the members of the Board of Directors and our entire management team will participate via virtual presence only.

How do I participate in the virtual Annual Meeting?

You will not be able to attend the Annual Meeting physically. You or your proxyholder may participate, vote, and ask questions at the Annual Meeting by visiting www.proxydocs.com/MGRC and using your 12-digit control number found on your Notice.

To be admitted to the virtual Annual Meeting, you will need the 12-digit control number included on your Notice, or the instructions that accompanied your proxy materials, as applicable. The Annual Meeting will begin promptly at 2:00 p.m., PST. Online check-in will begin at 1:00 p.m., PST, and you should allow ample time for the online check-in procedures. If you have difficulty accessing the virtual Annual Meeting, please follow the instructions from your registration confirmation email.

If you hold shares through an intermediary, such as a bank, broker or other nominee, you will need to contact such bank, broker or other nominee to request a legal proxy and register for the Annual Meeting in advance through our transfer agent, Computershare Trust Company, N.A. ("Computershare"). Once proof of your proxy power (legal proxy) has been obtained, send the proof reflecting your holdings along with your name and email address to legalproxy@betanxt.com to obtain your 12-digit control number. Registration must be received no later than 5:00 p.m., EST, on Friday, December 6, 2024.

This year's shareholders' question and answer session will include questions submitted live during the Annual Meeting. You may submit a question in advance of the Annual Meeting by sending it via electronic mail to investor@mgrc.com. Questions may be submitted during the Annual Meeting through www.proxydocs.com/ MGRC. We expect to respond to appropriate questions during the Annual Meeting, and may also respond to questions on an individual basis or by posting answers on our Investor Relations website after the meeting.

What matters will be considered at the Annual Meeting?

Shareholders will vote on the following items at the Annual Meeting:

1. To elect six (6) directors of the Company, as specifically set forth in this Proxy Statement, to serve until the 2025 Annual Meeting of Shareholders or until their successors are elected and qualified (Proposal No. 1);

2. To ratify the appointment of Grant Thornton LLP as the independent auditors for the Company for the year ending December 31, 2024 (Proposal No. 2);

3. To approve, in a non-binding vote, the compensation of the Company's named executive officers (Proposal No. 3); and

4. To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

How does the Board of Directors recommend that shareholders vote on these matters?

The Board of Directors believes that the election of the nominated directors, the ratification of the appointment of Grant Thornton LLP, and the approval on an advisory basis of the compensation of the Company's named executive officers are in the best interests of the Company and its shareholders and, accordingly, recommends a vote "FOR" the approval of each of these proposals.

How are proxy materials being made available to shareholders?

The SEC adopted amendments to the proxy rules that change how companies must provide proxy materials. These rules are often referred to as "Notice and Access." Under the Notice and Access model, a company may select either of the following two options for making proxy materials available to shareholders:

- the full set delivery option; or

- the notice only option.

Full Set Delivery Option

Under the full set delivery option, a company delivers all proxy materials to its shareholders as it would have done prior to the change in the rules. This can be by mail or, if a shareholder has previously agreed, by e-mail. In addition to delivering proxy materials to shareholders, a company must post all proxy materials on a publicly-accessible website and provide information to shareholders about how to access that website. The Company's proxy materials are available on the following website: www.proxydocs.com/MGRC.

Notice Only Option

Under the notice only delivery option, a company must post all of its proxy materials on a publicly accessible website. However, instead of delivering its proxy materials to shareholders, the company instead delivers a one-page notice of internet availability of proxy materials which includes, among other matters:

- information regarding the date, time, and location of the Annual Meeting of Shareholders as well as the items to be considered at the meeting;

- information regarding the website where the proxy materials are posted; and

- various means by which a shareholder may request paper or e-mail copies of the proxy materials.

A company may use a single method for all of its shareholders or use full set delivery for some while adopting the notice only option for others. The Company is required to comply with these Notice and Access rules in connection with its Annual Meeting and has elected to provide access to our proxy materials over the Internet. Accordingly, we have sent you a Notice of Internet Availability of Proxy Materials (the "Notice") because the Board of Directors is soliciting your proxy to vote at the Annual Meeting, including at any adjournments or postponements of the Annual Meeting. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice.

We intend to mail the Notice on or about October 31, 2024, to all shareholders of record entitled to vote at the Annual Meeting.

What is the difference between a shareholder of record and a beneficial owner of shares held in street name?

Shareholder of Record. If your shares are registered directly in your name with the Company's transfer agent, Computershare, then you are considered the shareholder of record with respect to those shares, and the Notice was sent directly to you by the Company.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in "street name," and the Notice was forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares held in your account.

How do I vote?

To vote through the internet, go to www.proxydocs.com/MGRC to complete an electronic proxy card. You will be asked to provide the company number and control number from the Notice. You must cast your vote by 11:59 p.m., Eastern Time on December 11, 2024.

To vote using the proxy card, simply complete, sign and date the proxy card that may be delivered and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.

To vote over the telephone, dial toll-free 866.390.5401 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the Notice. You must cast your telephone vote by 11:59 p.m., Eastern Time on December 11, 2024.

What does it mean if I received more than one Notice?

If you received more than one Notice, it may mean that you hold shares registered in more than one account. Please follow the voting instructions on the Notices to ensure that all of your shares are voted. If you have any questions regarding your share information or address appearing on the Notice, you may call Computershare, the Company's transfer agent, at (800) 962-4284 if you are a shareholder of record, or contact your brokerage firm, bank, broker-dealer, or other similar organization if you are a beneficial owner of shares held in "street name."

Can I change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting. You may vote again on a later date by signing and returning a new proxy card with a later date or by attending the Annual Meeting and voting via online presence at our virtual meeting. However, your attendance at the Annual Meeting via online presence will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request that your prior proxy be revoked by delivering a written notice of revocation to the Company's Corporate Secretary at 5700 Las Positas Road, Livermore, California 94551 prior to the Annual Meeting. See "*May I vote my shares via online presence at the virtual Annual Meeting*?" below.

Who is entitled to vote?

The close of business on October 22, 2024, has been fixed as the record date (the "Record Date") for determining the holders of shares of common stock of the Company, no par value ("Common Stock"), entitled to notice of and to vote at the Annual Meeting.

What constitutes a quorum?

As of the close of business on the Record Date, there were 24,551,184 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. The presence at the Annual Meeting of a majority of these shares of Common Stock, either in person by online presence or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting.

How are votes counted and who will count the votes?

Each outstanding share of Common Stock on the Record Date is entitled to one vote on each matter properly brought before the Annual Meeting. However, in compliance with the General Corporation Law of the State of California, if a candidate nominated for election to the Board of Directors has had such candidate's name placed in nomination prior to the shareholder vote and a shareholder gives notice, prior to the voting, of such shareholders' intention to cumulate such shareholder's votes, then (and only then) every shareholder voting for the election of directors will be entitled to cumulate such shareholder's votes for the election of directors and give one candidate a number of votes equal to the number of directors to be elected (six) multiplied by the number of shares held or may distribute such shareholder's votes on the same principle among as many candidates as the shareholder may select. If, in connection with the election of directors, cumulative voting is selected, then the six candidates receiving the highest number of affirmative votes shall be elected.

It is intended that shares represented by proxies in the accompanying form will be voted for the election of persons nominated by management. If votes are cast for any candidates other than those nominated by the Board of Directors, the persons authorized to vote shares represented by executed proxies in the enclosed form (if authority to vote for the election of Directors or for any particular nominee is not withheld) will have full discretion and authority to vote cumulatively and allocate votes among any or all of the nominees of the Board of Directors in such order and in such numbers as they may determine in their sole discretion, provided all the above-listed requirements for cumulative voting are met.

An automated system administered by BetaNXT will tabulate votes cast by proxy and Gilda Malek, the Company's Vice President, General Counsel and Corporate Secretary, will act as the inspector of elections to tabulate votes cast via online presence at the Annual Meeting.

Is my vote confidential?

Proxy instructions, ballots, and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except:

- as necessary to meet applicable legal requirements;

- to allow for the tabulation and certification of votes; and

- to facilitate a successful proxy solicitation.

Occasionally, shareholders provide written comments on their proxy cards, which may be forwarded to the Company's management and the Board of Directors.

How are abstentions and broker "non-votes" treated?

Under the General Corporation Law of the State of California, an abstaining vote and a broker "non-vote" are counted as present and are, therefore, included for purposes of determining whether a quorum is present at the Annual Meeting. However, abstentions are not included in determining the number of shares voting on the proposals submitted to shareholders. Generally, a broker "non-vote" occurs when a nominee (such as a brokerage firm, bank, broker-dealer, or other similar organization) holding shares for a beneficial owner in "street name" does not vote on a particular matter because the nominee does not have discretionary voting power with respect to that matter and has not received voting instructions from the beneficial owner. Broker "non-votes," and shares as to which proxy authority has been withheld with respect to any matter, are not deemed to be entitled to vote for purposes of determining whether shareholders' approval of that matter has been obtained.

What is the voting requirement to approve each of the proposals?

With respect to Proposal No. 1 of this Proxy Statement, a plurality of the votes cast is required for the election of directors. This means that the director nominee with the most votes for a particular slot is elected for that slot. You may vote "FOR" or "WITHHELD" with respect to the election of directors, unless prior to the vote on the election of directors a shareholder has validly given notice of its intent to cumulate votes, in which case you may allocate votes (six per share of Common Stock held) among all director nominees. In the absence of cumulative voting, only votes "FOR" or "WITHHELD" are counted in determining whether a plurality has been cast in favor of a director. Abstentions and broker "non-votes," if any, will have no effect on this proposal. Brokerage firms, banks, broker-dealers, and other nominees holding shares for holders who have not given specific voting instructions are not permitted to vote in their discretion with respect to Proposal No. 1. If you do not instruct your broker how to vote, your broker may not vote with respect to this proposal and these votes will be counted as broker "non-votes," as is described in "*What happens if I do not give specific voting instructions?*" below. Our Corporate Governance Guidelines set forth our procedures if a director-nominee is elected, but receives a majority of "WITHHELD" votes. In an uncontested election, any director nominee who receives a greater number of votes "WITHHELD" from his or her election than votes "FOR" such election is required to tender his or her resignation following certification of the shareholder vote. The Corporate Governance and Nominating Committee is required to make recommendations to the Board of Directors with respect to any such letter of resignation. The Board of Directors is required to take action with respect to this recommendation within 90 days following certification of the shareholder vote and to disclose its decision-making process.

With respect to Proposal No. 2 of this Proxy Statement, the affirmative vote of a majority of the shares of Common Stock present or represented and entitled to vote at the Annual Meeting is required. You may vote

"FOR" or "AGAINST" with respect to the appointment of Grant Thornton LLP as the independent auditors for the Company for the year ending December 31, 2024. Abstentions will have the same effect as voting against this proposal. Because the ratification of auditors is considered a "routine" matter for which brokers may vote in the absence of shareholder direction, there will not be any broker "non-votes" on this proposal.

With respect to Proposal No. 3 of this Proxy Statement, the affirmative vote of a majority of the shares of Common Stock present or represented and entitled to vote at the Annual Meeting is required for approval, on an advisory basis, of the compensation of the Company's named executive officers. You may vote "FOR" or "AGAINST" with respect to approval of the compensation of the Company's named executive officers. Abstentions will have the same effect as voting against this proposal. Broker "non-votes," if any, will have no effect on this proposal.

What happens if I do not give specific voting instructions?

For Shares Directly Registered in the Name of the Shareholder: If you return your signed proxy but do not indicate your voting preferences, the Company will vote on your behalf "FOR" the election of the nominated directors, "FOR" the ratification of the appointment of Grant Thornton LLP and "FOR" approval of the compensation of the Company's named executive officers. If any other matter properly comes before the shareholders for a vote at the Annual Meeting, the proxyholders will vote your shares in accordance with their best judgment.

For Shares Registered in the Name of a Brokerage Firm, Bank, Broker-Dealer or Other Similar Organization: If your shares are held in street name, your brokerage firm, bank, broker-dealer, or nominee will ask you how you want your shares to be voted. If you provide voting instructions, your shares must be voted as you direct. If you do not furnish voting instructions with respect to shares registered in the name of organizations that are not governed by FINRA Rule 2251, those shares will not be voted at the meeting because such organizations do not have discretionary voting power. If you do not furnish voting instructions to brokerage firms that are governed by FINRA Rule 2251, one of two things can happen, depending upon whether a proposal is "routine." Under FINRA Rule 2251, brokerage firms, banks, broker-dealers, and other similar organizations have the discretion to cast votes on routine matters, such as the ratification of the appointment of an independent auditor (as requested in Proposal No. 2), without voting instructions from their clients. Brokerage firms, banks, broker-dealers, and other similar organizations are not permitted, however, to cast votes on "non-routine" matters, such as the election of directors (as requested in Proposal No. 1) or votes on the compensation of the Company's named executive officers (as requested in Proposal No. 3), without such voting instructions.

May I vote my shares via online presence at the virtual Annual Meeting?

For Shares Directly Registered in the Name of the Shareholder: Yes. To be admitted to the virtual Annual Meeting, and to vote via online presence at the Annual Meeting, you will need the 12-digit control number included on your Notice.

For Shares Registered in the Name of a Brokerage Firm or Bank: Yes, but in order to do so you will need to contact such bank, broker, or other nominee to request a legal proxy and register for the Annual Meeting in advance through our transfer agent, Computershare. Once proof of your proxy power (legal proxy) has been obtained, send the proof reflecting your holdings along with your name and email address to legalproxy@computershare.com to obtain your 12-digit control number. Registration must be received no later than 5:00 p.m., EST, on Friday, December 6, 2024.

Your online attendance at the Annual Meeting in and of itself will not automatically revoke a proxy that was submitted earlier by mail.

Where can I find the voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the inspector of elections and reported in a current report on Form 8-K to be filed by the Company within four business days following the date of the Annual Meeting.

Who pays for this proxy solicitation?

The Company will bear the entire cost of soliciting proxies, including the costs of preparing, assembling, printing, and mailing this Proxy Statement, the proxy, and any additional soliciting material furnished to shareholders by the Company. Arrangements will be made with brokerage firms, banks, broker-dealers, nominees, and fiduciaries to send proxies and proxy materials to the beneficial owners of our Common Stock, and these entities may be reimbursed by the Company for their expenses. Proxies may be solicited by directors, officers, or employees of the Company in person or by telephone, e-mail, or other means. No additional compensation will be paid to such individuals for these services.

What is the deadline for receipt of shareholder proposals?

Our Annual Meeting is being held later in calendar year 2024 than prior years as a result of our previously announced merger with WillScot Mobile Mini Holdings Corp., which has since been mutually terminated as previously announced and reported on our Current Report on Form 8-K filed with the SEC on September 18, 2024. We plan to return to our regular annual meeting schedule in 2025, including with respect to deadlines for shareholder proposals and director nominations, and we expect that our 2025 annual meeting of shareholders (the "2025 Annual Meeting") will be held in June 2025. If the timing of the 2025 Annual Meeting changes, we will announce such change in advance in a Quarterly Report on Form 10-Q or a Current Report on Form 8-K.

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), shareholders may present proper proposals for inclusion in our proxy statement and for consideration at our next annual meeting of shareholders. As we expect our 2025 Annual Meeting to convene more than 30 days before the anniversary of the Annual Meeting, to be eligible for inclusion in our 2025 proxy statement, a shareholder's proposal received by us must otherwise comply with Rule 14a-8 under the Exchange Act, and must be received by us by a reasonable time before we begin to print and send our proxy materials for the 2025 Annual Meeting. While our Board of Directors will consider shareholder proposals that are properly brought before the 2025 Annual Meeting, we reserve the right to omit from our 2025 proxy statement shareholder proposals that we are not required to include under the Exchange Act, including Rule 14a-8 thereunder. We will announce the specific date by which such proposals must be received by us in a Quarterly Report on Form 10-Q or a Current Report on Form 8-K.

Shareholders may propose director candidates for consideration by our Corporate Governance and Nominating Committee. In addition to being timely submitted to the Compliance Officer of the Company at our principal executive offices by the deadline described below, any such proposal must include all of the required information listed under "*Shareholder Recommendations for Membership on our Board of Directors.*" As we expect our 2025 Annual Meeting to convene more than 30 days before the anniversary of the Annual Meeting, any shareholder director nominee intended to be presented at the 2025 Annual Meeting must be received by the Compliance Officer by a reasonable time before we begin to print and send our proxy materials for the 2025 Annual Meeting. We will announce the specific date by which such shareholder director nominees must be received by us in a Quarterly Report on Form 10-Q or a Current Report on Form 8-K.

Shareholders are advised to review our bylaws, which contain additional requirements with respect to advance notice of shareholder proposals and director nominations.

In addition to satisfying the requirements under our bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than those nominated by us must provide timely notice in the manner prescribed by, and that sets forth the information required by, Rule 14a-19 under the Exchange Act.

Householding of Annual Meeting Materials

To the extent we deliver paper copies of our annual report to security holders, Proxy Statement, or Notice, as applicable, the SEC rules allow us to deliver a single copy of such proxy materials to any household at which two or more shareholders reside, if we believe the shareholders are members of the same family.

We will promptly deliver, upon oral or written request, a separate copy of our annual report to security holders, proxy statement, or Notice to any shareholder residing at the same address as another shareholder and currently receiving only one copy of such proxy materials who wishes to receive his or her own copy. Similarly, multiple shareholders residing at the same residence that are currently receiving separate copies of our annual report to security holders, proxy statement or Notice may request that a single copy of such proxy materials be delivered. We will promptly deliver a separate copy of these documents without charge to you upon written request to McGrath RentCorp, 5700 Las Positas Road, Livermore, California 94551 Attn: Investor Relations. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your brokerage firm, bank, broker-dealer, or other nominee who is a record holder, or you may contact us at the address listed above.

Financial and Other Information

We are required to file annual, quarterly, and current reports, proxy statements and other reports with the SEC. Copies of these filings are available through our Internet website at www.mgrc.com under the Investors section or the SEC's website at www.sec.gov. We will furnish copies of our SEC filings (without exhibits), including our annual report on Form 10-K for the fiscal year ended December 31, 2023, and filed with the SEC on February 21, 2024, as amended on Form 10-K/A filed with the SEC on April 16, 2024 (the "2023 Annual Report"), without charge to any shareholder upon written request to McGrath RentCorp, 5700 Las Positas Road, Livermore, California 94551 Attn: Investor Relations.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company's bylaws authorize the number of directors to be not less than five (5) and not more than nine (9). The Board of Directors is currently fixed at six (6) directors and composed of the following directors whose terms will expire upon the election and qualification of directors at the Annual Meeting: Nicolas C. Anderson, Kimberly A. Box, Smita Conjeevaram, William J. Dawson, Joseph F. Hanna, and Bradley M. Shuster. At each Annual Meeting of shareholders, directors will be elected for full terms of one year to succeed those directors whose terms are expiring.

At the 2024 Annual Meeting, the shareholders will elect six (6) directors. Messrs. Anderson, Dawson, Hanna, and Shuster and Mses. Box and Conjeevaram each have been nominated to serve a one-year term, until the Annual Meeting of Shareholders to be held in 2025, until their successors are elected or appointed and qualified, or until their earlier death, resignation, or removal. The Board of Directors has no reason to believe that any of Messrs. Anderson, Dawson, Hanna, or Shuster or Mses. Box or Conjeevaram will be unable or unwilling to serve as a nominee or as a director if elected.

Nominees

The names of the nominees and certain information about them as of October 22, 2024, are set forth below.

Name of Nominee	Age	Principal Occupation	Director Since
Nicolas C. Anderson	40	Managing Partner of Elm Grove Partners and Chief Executive Officer of ArcherHall	2022
Kimberly A. Box	64	Former President and Chief Executive Officer of Gatekeeper Innovation, Inc.	2018
Smita Conjeevaram	63	Former Chief Financial Officer of Fortress Investment Group LLC	2021
William J. Dawson	70	Former Chief Financial Officer of Adamas Pharmaceuticals, Inc.	1998
Joseph F. Hanna	61	Chief Executive Officer and President of the Company	2017
Bradley M. Shuster	69	Chairman of the Board of Directors of the Company and Executive Chairman and Chairman of the Board of NMI Holdings, Inc.	2017

Nicolas C. Anderson was elected a director of the Company in December 2022. He is the founder and Managing Partner of Elm Grove Partners, an entrepreneurial private equity firm specializing in control investments in established lower middle-market companies. Since 2013, Mr. Anderson has had primary responsibility for raising equity capital and debt financing, as well as leading investment analysis for potential acquisitions. He also serves as Chief Executive Officer of ArcherHall, an Elm Grove Partners portfolio company that provides data and document management services to law firms. Under his leadership, ArcherHall, has transformed from a local legal copy business into one of the largest independent digital forensics firms in the United States. Previously, Mr. Anderson worked at JPMorgan in New York, as well as at two boutique investment banks. During his Wall Street career, he worked on transactions totaling over a billion dollars, including equipment lease financing, mortgage-backed securities, and other complex securitizations, alongside traditional debt and equity financing. He held the Series 7 and Series 63 securities licenses. Mr. Anderson currently serves on the board of the Bank of Marin (NASDAQ: BMRC), where he is chair of the Audit Committee and a member of both the Compensation Committee and the Nominating and Governance Committee. He is also on the board of YMCA of Superior California, serving on both its Audit and Finance Committees. Previously, he served on the board of American River Bank (NASDAQ: AMRB), where he chaired the Directors Loan Committee and was a member of the Nominating and Audit Committees, as well as a special committee focused on M&A opportunities. Mr. Anderson received an AB in Economics from Harvard University and an MBA with Distinction from Harvard Business School.

As an experienced public company independent director, chief executive, private equity investor, and entrepreneur, Mr. Anderson brings valuable leadership in finance to the Board of Directors.

Kimberly A. Box was elected a director of the Company in 2018 and currently serves as Chair, Compensation Committee. Ms. Box was previously the President and Chief Executive Officer of Gatekeeper Innovation, Inc., a healthcare company that creates products to keep medications safe. She joined the company in 2016. Prior to joining Gatekeeper Innovation, Ms. Box enjoyed a successful 29-year career with Hewlett Packard (NYSE: HPQ), holding various executive positions, the most recent being Vice President Global IT Services, a position she held until 2009 when she left Hewlett Packard. Ms. Box also serves on the Board of Directors of Applied Science, Inc. ("ASI") and formerly American River Bank (NASDAQ: AMRB) until it was acquired in 2021. Ms. Box holds a Bachelor of Science in Business Administration with a concentration in Management and a minor in Computer Science from California State University, Chico. She also completed the Executive Development Program at The Wharton School of the University of Pennsylvania and has a NACD Directorship Certification™ (2021) and a CERT in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University (2022). Ms. Box is on the NACD Northern California Chapter board and recently served as the Chair, and was named to the NACD Directorship 100™, an annual recognition of the leading corporate directors who significantly impact boardroom practices and performance.

With her diverse cross-industry experience in the information technology and healthcare industries, Ms. Box brings a unique perspective and valuable experience to the Board of Directors. Additionally, Ms. Box's special skills include experience with global leadership, digital transformation, mergers and acquisitions, strategic leadership, IT systems and cybersecurity, managed outsourced services, and community engagement. Ms. Box also has ample public board and committee chair experience.

Smita Conjeevaram was elected a director of the Company in January 2021 and currently serves as Chair, Corporate Governance and Nominating Committee. Ms. Conjeevaram previously served as Chief Financial Officer of Credit Hedge Funds & Deputy Chief Financial Officer of the Credit Funds for Fortress Investment Group LLC from 2010 to 2013. She also previously served as Chief Financial Officer for Everquest Financial LLC; Strategic Value Partners, LLC; ESL Investments, Inc.; and Sentinel Advisors, LLC. She is a CPA with experience at Price Waterhouse as Manager, International Tax—Financial Services Group and at Ernst & Young as Senior, General Tax. Ms. Conjeevaram serves on the Board of Directors of SS&C Technologies Holdings, Inc. (NASDAQ: SSNC), SkyWest, Inc. (NASDAQ: SKYW), and WisdomTree Investments, Inc. (NYSE: WT). Ms. Conjeevaram has a B.S., Accounting and Business Administration, Magna Cum Laude, from Butler University, Indianapolis, Indiana and a B.A., Economics from Ethiraj College, Madras, India.

Ms. Conjeevaram's leadership in the financial industry as well as her accounting and compliance background bring significant and valuable experience to the Board of Directors. Additionally, Ms. Conjeevaram's special skills include experience in the technology industry; investment, finance, and accounting; and risk management. She also has extensive public board and committee member experience and is an Audit Committee financial expert per the listing standards of the NASDAQ Stock Market. The Company and Ms. Conjeevaram believe that she has sufficient time and attention to devote to her responsibilities as a director of the Company.

William J. Dawson was elected a director of the Company in 1998 and currently serves as Chair, Audit Committee. Mr. Dawson previously served as the Chief Financial Officer at Adamas Pharmaceuticals, Inc. (NASDAQ: ADMS), a specialty pharmaceutical company, from 2014 until his retirement in 2017, where he consulted in 2013 until he joined as CFO in 2014. He also previously served as Chief Financial Officer at Catalyst Biosciences, Inc., a then privately-held biotechnology company, for two years from 2010 to 2012 and he was Vice President, Finance and Chief Financial Officer of Cerus Corporation (NASDAQ: CERS), a publicly held biopharmaceutical company, from August 2004 to April 2009. Prior to joining Cerus, he spent a total of 26 years in senior financial positions at companies in biotechnology, healthcare services and information technology, investment banking, energy, and transportation. As an investment banker, Mr. Dawson assisted in three public equity offerings for the Company, beginning with its initial public offering in 1984. Mr. Dawson received an A.B. in Mechanical Engineering from Stanford University and an M.B.A. from Harvard Business School.

With his wealth of experience in financial and strategic transactions, as well as his experiences in the transportation, technology, and energy industries, and as Chief Financial Officer of publicly traded companies, Mr. Dawson provides significant value to the Board of Directors. Additionally, Mr. Dawson's special skills include experience with mergers and acquisitions; finance, accounting, and SEC filings; capital markets; business development; IT systems and cybersecurity; strategic and corporate development; stockholder engagement; and philanthropic and community engagement. Mr. Dawson also has extensive public board and committee chair experience and is an Audit Committee financial expert per the listing standards of the NASDAQ Stock Market.

Joseph F. Hanna was appointed President, Chief Executive Officer and a director of the Company in February 2017 after serving 14 years in positions of progressive responsibility. Mr. Hanna served as the Chief Operating Officer of the Company from 2007 to 2017. From 2005 to 2007, he served as Senior Vice President of Operations, and he joined the Company in 2003 as Vice President of Operations. Mr. Hanna has been instrumental in developing and driving the strategic product and geographic expansion of the Company's varied rental businesses throughout his tenure. He is well qualified to serve as Chief Executive Officer and as a member of the Board of Directors because of his deep institutional knowledge of the Company, its products, services, strategies, and customers. Mr. Hanna also serves as a member of the Board of Directors of Janus International Group (NYSE: JBI), the leading global provider of self-storage and commercial industrial doors, relocatable storage units, facility automation solutions, and door replacement and self-storage restoration services, since January 2024. Previously Mr. Hanna held various sales and operational leadership positions at SMC Corporation of America (a subsidiary of SMC Corporation, Tokyo, Japan). His prior experience also includes serving as an officer in the United States Army. Mr. Hanna received a B.S. in Electrical Engineering from the United States Military Academy, West Point, New York.

Bradley M. Shuster was elected a director of the Company in 2017 and Chairman of the Board in 2021. He previously held the position of Vice-Chairman from 2020 to 2021. Mr. Shuster has served as Executive Chairman and Chairman of the Board of NMI Holdings, Inc. (NASDAQ: NMIH) since January 2019. Mr. Shuster founded National MI and served as Chairman and Chief Executive Officer of the company from 2012 to 2018. Prior to founding National MI, Mr. Shuster was a senior executive of The PMI Group, Inc. (NYSE: PMI), where he served as Chief Executive Officer of PMI Capital Corporation. Before joining PMI in 1995, Mr. Shuster was a partner at Deloitte LLP, where he served as partner-in-charge of Deloitte's Northern California Insurance and Mortgage Banking practices. He also serves as an independent director of WaFd, Inc. (NASDAQ: WAFD). He holds a B.S. from the University of California, Berkeley and an M.B.A. from the University of California, Los Angeles. Mr. Shuster has received both CPA and CFA certifications. Additionally, Mr. Shuster completed the National Association of Corporate Directors Cyber-Risk Oversight Program, earning the CERT Certificate in Cybersecurity Oversight.

With his extensive experience in the financial sector, as well as his experiences as Executive Chairman and as a senior executive of various publicly traded companies, Mr. Shuster provides significant value to the Board of Directors. Additionally, Mr. Shuster's special skills include experience with mergers and acquisitions; finance, accounting, and investments; business development and operations; strategic and corporate development; and stockholder engagement. Mr. Shuster also has extensive public board and committee chair experience and is an Audit Committee financial expert per the listing standards of the NASDAQ Stock Market.

Required Vote

The nominees will be elected by a plurality of the votes cast. Abstentions and broker "non-votes," if any, will not be counted toward the nominees' total. However, under our Corporate Governance Guidelines, in an uncontested election, any nominee for director who receives a greater number of votes "WITHHELD" from his or her election than votes "FOR" such election (a "Majority Withheld Vote") is required to tender his or her resignation following certification of the shareholder vote.

If prior to the vote on the election of directors a shareholder has validly given notice of its intent to cumulate votes, you will have six votes per share of Common Stock held which you may allocate among the director nominees. In such an event, the six nominees receiving the highest number of votes "FOR" will be elected to the Board.

If a nominee for director is required to tender his or her resignation pursuant to our Corporate Governance Guidelines, then the Corporate Governance and Nominating Committee shall consider the tendered resignation and recommend to the Board of Directors whether to accept it. The Board of Directors will act on the Corporate Governance and Nominating Committee's recommendation within 90 days following certification of the shareholder vote. The Board of Directors will promptly disclose its decision whether to accept or reject the director's resignation offer (and the reasons for rejecting the resignation offer, if applicable) in a current report on Form 8-K filed by the Company with the SEC.

Any director who tenders his or her resignation pursuant to this provision shall not participate in the Corporate Governance and Nominating Committee recommendation, or the Board of Directors' action, regarding whether to accept the resignation offer.

If all members of the Corporate Governance and Nominating Committee receive a Majority Withheld Vote at the same election, then the independent directors who did not receive a Majority Withheld Vote shall appoint a committee among themselves to consider the resignation offers and recommend to the Board of Directors whether to accept them; provided, however, that if the only directors who did not receive a Majority Withheld Vote in the same election constitute three or fewer directors, then all directors may participate in the action regarding whether to accept the resignation offers.

Each nominee elected as a director will continue in office until his or her successor has been elected and qualified, or until his or her earlier death, resignation, or retirement.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE <u>FOR</u> THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information with respect to the executive officers and directors of the Company as of October 22, 2024:

Name	Age	Position Held with the Company
Joseph F. Hanna	61	Chief Executive Officer, President and Director
Keith E. Pratt	61	Executive Vice President, Chief Financial Officer and Assistant Corporate Secretary
David M. Whitney	60	Vice President, Principal Accounting Officer and Corporate Controller
Tara Wescott	50	Vice President, Human Resources
Gilda Malek	56	Vice President, General Counsel and Corporate Secretary
Kristina Van Trease	55	Senior Vice President, Chief Strategy Officer
Philip B. Hawkins	49	Senior Vice President, Mobile Modular
John P. Skenesky	58	Vice President, TRS-RenTelco
John P. Lieffrig	60	Vice President, Portable Storage
Nicolas C. Anderson(1)(2)	40	Director
Kimberly A. Box(1)(3)	64	Director
Smita Conjeevaram(2)(3)	63	Director
William J. Dawson(1)(2)	70	Director
Bradley M. Shuster(1)(3)	69	Chairman of the Board of Directors

(1) Member of the Compensation Committee
(2) Member of the Audit Committee
(3) Member of the Corporate Governance and Nominating Committee

Nicolas C. Anderson, Kimberly A. Box, Smita Conjeevaram, William J. Dawson, Joseph F. Hanna, and Bradley M. Shuster are nominees to the Board of Directors and their descriptions appear under "*Proposal No. 1: Election of Directors—Nominees.*"

Keith E. Pratt was appointed Executive Vice President of the Company in February 2017. He was appointed Senior Vice President in June 2007 and joined the Company in January 2006 as Vice President and was appointed Chief Financial Officer in March 2006. Prior to joining the Company, he was with Advanced Fibre Communications ("AFC"), a public telecommunications equipment company in Petaluma, California, where he served as Senior Vice President and Chief Financial Officer. Mr. Pratt served as Chief Financial Officer from 1999 until AFC was acquired by Tellabs, Inc. at the end of 2004. He also served as Director of Corporate Development at AFC from 1997 to 1999 prior to becoming Chief Financial Officer. Prior to Mr. Pratt joining AFC, he served as Director, Strategy & Business Development Group at Pacific Telesis Group, Inc. from 1995 to 1997. Mr. Pratt has an undergraduate degree from Cambridge University in Production Engineering and an M.B.A. from Stanford University.

David M. Whitney joined the Company as its Corporate Controller in 2000 and was appointed Vice President and Principal Accounting Officer in March 2006. Previously, he was Manager of Regional Accounting for The Permanente Medical Group in Oakland, California. Mr. Whitney holds a B.S. in Accounting from California State University at Hayward and is a Certified Public Accountant.

Tara Wescott joined the Company in 2020 as Vice President, Human Resources. Prior to joining the Company, Ms. Wescott held various senior executive leadership roles in Human Resources between 2000-2020 at Macy's Inc., including leading Human Resources for Macys.com and Macy's Technology. Ms. Wescott graduated from California State University, East Bay with a B.S. in Business Administration with a concentration in Marketing.

Gilda Malek joined the Company in 2023 as Vice President, General Counsel and Corporate Secretary. In her role, Ms. Malek oversees our legal, safety and real estate functions. Prior to joining the Company, Ms. Malek served as Deputy General Counsel at Confluent, a SaaS company, for nearly two years. Prior to Confluent, Ms. Malek worked at AECOM, a global infrastructure firm, in various leadership roles in the company's Legal Department between 2007 and 2020. Responsibilities included subsidiary General Counsel, division Chief Counsel and Corporate Deputy General Counsel. Ms. Malek received her J.D. from University of San Francisco, School of Law, and her B.A. in Political Science from University of California, Irvine.

Kristina Van Trease was appointed Senior Vice President, Chief Strategy Officer in December of 2023. She previously served as Senior Vice President, Strategy and Business Development, and earlier as Vice President and Division Manager of Adler Tank Rentals, a former division of the Company, from August 2016 through January 2022. Prior to that, Ms. Van Trease was responsible for the startup of our Mobile Modular Portable Storage business and served as Vice President and Division Manager of the business from June 2009 to August 2016. From July 2007 through June 2009, she served as our Director of Corporate Development. She joined the Company in 1992 and has served in corporate management roles as well as sales and management positions for the Company's TRS-RenTelco division. Ms. Van Trease received a B.S. in Business Administration with a concentration in Marketing from San Jose State University.

Philip B. Hawkins was appointed Senior Vice President and Division Manager, Mobile Modular in January of 2022. In addition to his existing oversight of Enviroplex, Inc. since June 2019, he also oversees Kitchens to Go by Mobile Modular as of April 2021. He previously served as Vice President and Division Manager of Mobile Modular from November 2011 through December 2021 and as Vice President and Division Manager of TRS-RenTelco from June 2007 to November 2011. Mr. Hawkins also held the role of Manager, Corporate Financial Planning and Analysis from June 2004 to June 2007. Prior to that, Mr. Hawkins was a Senior Business Analyst for Technology Rentals and Services (TRS), an electronics equipment rental division of CIT Technologies Corporation, from December 2003 until TRS was acquired by the Company in June 2004. He previously served as Director of Portfolio Management and held other leadership roles with Dell Financial Services from April 1999 to December 2003. Mr. Hawkins received B.S. degrees in Accounting, Finance and Computer Information Systems from Arizona State University.

John P. Skenesky was appointed Vice President and Division Manager of TRS-RenTelco in November 2011. He previously served as the division's Director of Sales and Product Management from June 2007 to November 2011 and Director of Operations and Product Management from June 2004 to June 2007. Mr. Skenesky joined the Company in 1995 and served in branch management and sales roles for the RenTelco division. Prior to joining the Company, Mr. Skenesky served in lab and product management roles at Genstar Rentals from 1991 to 1994. He also served in the United States Navy from 1984 to 1990 as an electronics technician on submarines. Mr. Skenesky received an M.B.A. from Texas Christian University in 2007.

John P. Lieffrig joined the Company and was appointed Vice President and Division Manager of Mobile Modular Portable Storage in August 2016. He previously served as Vice President Sales North America for Modular Space Corporation from 2005 to 2015. Mr. Lieffrig has held several executive leadership roles with equipment rental and business-to-business service organizations, including Aramark Corporation from 2002 to 2005 and GE Capital from 1988 to 2002. He also served on the Modular Building Institute Board of Directors for eight years and was elected President in 2013. Mr. Lieffrig received B.A. degrees in Business Administration and Marketing from Carthage College.

Each executive officer of the Company serves at the pleasure of the Board of Directors.

Characteristics of Director Nominees

The chart below details our Board of Directors' diversity composition by various characteristics as defined by the NASDAQ Stock Market board diversity and disclosure Rule 5605(f). For more information regarding our philosophy concerning the diversity and recruitment of our directors, see *"Qualifications of Directors and Assessment of Diversity"* in this Proxy Statement. This table includes information only on our director nominees.

Board Diversity Matrix as of October 22, 2024

Total Number of Directors			6	
	Female	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Part I: Gender Identity				
Directors	2	4		
Part II: Demographic Background				
African American or Black		1		
Alaskan Native or Native American				
Asian	1			
Hispanic or Latinx				
Native Hawaiian or Pacific Islander				
White	1	3		
Two or More Races or Ethnicities				
LGBTQ				
Did Not Disclose Demographic Background				

Corporate Governance Overview

Our Board of Directors is committed to strong and effective corporate governance, and, as a result, it regularly monitors our corporate governance policies and practices to ensure compliance with applicable laws, regulations, and rules, as well as best practices.

Our corporate governance program features the following:

- We have an independent Chairman of the Board of Directors;

- All of our directors, other than our Chief Executive Officer, are independent;

- All of our directors are up for re-election annually;

- Two of our six director nominees are women; additionally, two of our nominees are diverse representatives from under-represented communities (as those communities are defined pursuant to California AB 979);

- Each director attended at least 75% of the aggregate total number of Board meetings and the total number of meetings of Board committees on which such director served during the time he or she served on the Board or committees in 2023;

- We have no shareholder rights plan in place;

- Our Board committees regularly review and update, as necessary, the committee charters, which clearly establish the roles and responsibilities of each such committee, and such charters are posted on our website for review;

- Our Board generally has an executive session among our non-employee and independent directors after every board meeting;

- The majority of our Audit Committee members qualify as Audit Committee financial experts;

- Our Board enjoys unrestricted access to the Company's management, employees, and professional advisers;

- We have a code of business conduct and ethics that is reviewed regularly for best practices and is posted on our website for review;

- We have a clear set of corporate governance guidelines that are reviewed regularly for best practices and posted on our website for review;

- We are committed to corporate and social responsibility;

- We have no supermajority voting provisions in our charter documents;

- We have a compensation recoupment policy;

- Our insider trading policy prohibits hedging, pledging or engaging in derivative actions relating to our stock by all employees, officers, and directors;

- Our Board performs an annual self-assessment to evaluate its effectiveness in fulfilling its obligations;

- We conduct an annual say-on-pay vote;

- Board and Chief Executive Officer succession planning is a focus and continual Board discussion topic;

- Our corporate governance documents do not contain a supermajority standard for the approval of a merger or a business combination, which transaction requires the affirmative vote of a majority of the outstanding shares;

- We had no related party transactions as defined by the Securities and Exchange Commission in 2023; and

- We have a stock ownership and holdback requirement to ensure that our executive officers remain aligned with the interests of the Company and our shareholders.

Director Independence

The Board of Directors has determined that the five (5) non-employee directors on the Board of Directors, consisting of Messrs. Anderson, Dawson, and Shuster and Mses. Box and Conjeevaram, are "independent," as defined in the listing standards of the NASDAQ Stock Market and regulations of the SEC and that Elizabeth Fetter, who resigned from our Board of Directors effective August 1, 2024, was independent during her service on our Board. Mr. Hanna, as an executive officer of the Company, is not considered independent. In making these determinations, our Board of Directors considered transactions and relationships between each director and his or her immediate family and the Company and our subsidiaries, including those reported in the section below captioned "*Certain Relationships and Related Transactions.*" The purpose of this review was to determine whether any such relationships or transactions were material and, therefore, inconsistent with a determination that such a director is independent. As a result of this review, the Board of Directors affirmatively determined, based on its understanding of such transactions and relationships, that the five (5) non-employee directors are independent of the Company and, therefore, a majority of the members of our Board of Directors are independent under the applicable listing standards of the NASDAQ Stock Market.

Leadership Structure of the Board of Directors

Our Board of Directors is currently comprised of five (5) independent directors and one (1) management director. Our Corporate Governance Guidelines state that the Board of Directors should remain free to decide whether the Chairman and Chief Executive Officer positions should be held by the same person. This allows the Board of Directors to determine the best arrangement for the Company and its shareholders, given changing circumstances of the Company and the composition of the Board of Directors. Currently, the positions are separated. Mr. Hanna, our Chief Executive Officer, is a seasoned leader with over 20 years of management and operational experience in the Company, and he clearly understands and drives our strategic growth and interacts well with the Chairman of the Board and the other directors. Mr. Shuster, our non-executive chairman, has extensive experience as a senior executive of a public company and substantial experience on other public boards of directors and board committees. Additionally, he is experienced in the fields of mergers and acquisitions; finance, accounting, and investments; business development and operations; strategic and corporate development; stockholder engagement; and is an Audit Committee Financial Expert per the listing standards of the NASDAQ Stock Market, which is coupled with his deep knowledge of our Company. We believe our current leadership structure is optimal at this time.

Board Succession

Our Board of Directors is committed to adding new directors to infuse new ideas and fresh perspectives in the boardroom. As part of our board's succession planning, the Corporate Governance and Nominating Committee and our Board of Directors regularly review the composition of the Board of Directors and assess the balance of knowledge, experience, skills, expertise, tenure, and diversity that is appropriate for the Board of Directors and the Company.

Board Tenure

Our Board of Directors recognizes that its current members have served on the Board of Directors for various tenures, with the shortest tenure being approximately two years but with other directors serving for greater than 10 years. Our Board of Directors believes that the Board represents a balance of industry, technical and financial experiences, which provide effective guidance and oversight to management. Our governance policies reflect our belief that directors should not be subject to term limits. While term limits could facilitate fresh ideas and viewpoints being consistently brought to the Board of Directors, we believe they are counterbalanced by the disadvantage of causing the loss of a director who, over a period of time, has developed insight into our strategies, operations, and risks and continues to provide valuable contributions to board deliberations. Nonetheless, our Board of Directors is committed to adding new directors to infuse new ideas and fresh perspectives in the boardroom. In the past several years, four new directors have joined our Board of Directors, with the latest, Mr. Anderson, joining our Board in 2022, and three long-serving directors retired or resigned. Our Nominating and Corporate Governance Committee will continue to prioritize diversity of background, as well as diversity from underrepresented communities, in future Board searches.

Shareholder Engagement

Our Board of Directors and management focus on creating long-term, sustainable shareholder value. Key to this goal is shareholder engagement at conferences and in one-on-one meetings to discuss our financial performance, corporate governance practices, executive compensation programs, and other matters. Our conversations with shareholders allow us to better understand our shareholders' perspectives and provide us with useful feedback to calibrate our priorities.

Meetings and Committees of the Board of Directors

The Board of Directors met five (5) times in 2023. No director attended fewer than 75% of either (i) the total number of meetings of the Board of Directors held in 2023, or (ii) the total number of meetings of the committees of the Board of Directors held in 2023 on which he or she served. All then in office attended the 2023 Annual Meeting of Shareholders via virtual participation. The standing committees of the Board of Directors currently consist of the Compensation Committee, the Audit Committee, and the Corporate Governance and Nominating Committee.

Compensation Committee

The Compensation Committee held four (4) meetings in 2023. The Compensation Committee currently consists of Messrs. Anderson, Dawson, and Shuster and Ms. Box. Ms. Box serves as its Chair. Ms. Fetter was a member of the Compensation Committee until her resignation from our Board and all committees on which she served effective August 1, 2024. The Board of Directors has determined that all current members of the Compensation Committee are "independent," as defined in the listing standards of the NASDAQ Stock Market and SEC regulations. In addition, the Board of Directors has determined that all current members of the Compensation Committee qualify as "non-employee directors" within the meaning of SEC Rule 16b-3 as promulgated under the Exchange Act, and as "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

The Board of Directors adopted and approved a charter for the Compensation Committee. A copy of this charter is posted on our website at www.mgrc.com under the Investors section. The functions of the Compensation Committee, which are discussed in detail in its charter, are to (a) evaluate executive officer and director compensation policies, goals, plans, and programs; (b) determine the cash and non-cash compensation of the executive officers of the Company; (c) review and oversee the Company's equity-based and other incentive compensation plans for employees; (d) evaluate the performance of the Company's executive officers; and (e) direct and review the production of any reports required by the applicable rules and regulations of the SEC.

Compensation decisions for the executive officers of the Company are made by the Compensation Committee after the review by the Board of Directors. The Compensation Committee directs the Chief Executive Officer to develop the incentive compensation guidelines for the other executive officers and to recommend the incentive compensation bonuses for each of the other executive officers, subject to approval by the Compensation Committee. Compensation decisions for directors are made by the Board of Directors based on recommendations from the Compensation Committee.

Audit Committee

The Audit Committee held five (5) meetings in 2023. The Audit Committee currently consists of Messrs. Anderson and Dawson and Ms. Conjeevaram. Mr. Dawson serves as its Chair. Ms. Fetter was a member of the Audit Committee until her resignation from our Board and all committees on which she served effective August 1, 2024. After considering transactions and relationships between each member of the Audit Committee or his or her immediate family and the Company and its subsidiaries and reviewing the qualifications of the members of the Audit Committee, the Board of Directors has determined that all current members of the Audit Committee are "independent," as defined in the listing standards of the NASDAQ Stock Market and SEC regulations. The Board of Directors has also determined that all current members of the Audit Committee are financially literate and have the requisite financial sophistication, as required by the listing standards of the NASDAQ Stock Market. Furthermore, the Board of Directors has determined that Messrs. Anderson and Dawson and Ms. Conjeevaram, as well as Ms. Fetter (during her tenure on the Audit Committee), each qualify as Audit Committee financial experts, as defined by the applicable SEC rules, pursuant to the fact that, among other things, Mr. Dawson was the Chief Financial Officer at several public and private companies, including the Chief Financial Officer of Adamas Pharmaceuticals, Inc.; Mr. Anderson is currently Managing Partner of Elm Grove Partners, a private equity firm, and is also Chief Executive Officer of ArcherHall; Ms. Conjeevaram is a CPA and has served in the capacity of Chief Financial Officer for four privately held financial and investment firms and is also an experienced independent director and audit committee member; and Ms. Fetter has served as the CEO of three public companies, served as a divisional CFO, taught finance and accounting at the graduate level, and served as a financial expert on other boards; and in those respective capacities each has acquired the relevant experience and expertise and has the attributes set forth in the applicable rules as being required for an Audit Committee financial expert.

The Board of Directors adopted and approved a charter for the Audit Committee. A copy of this charter is posted on our website at www.mgrc.com under the Investors section. The functions of the Audit Committee, which are discussed in detail in its charter, are to (a) oversee the engagement, replacement, compensation, qualification, independence, and performance of the Company's independent auditors; (b) oversee the conduct of the Company's accounting and financial reporting processes and the integrity of the Company's audited financial statements and other financial reports; (c) oversee the performance of the Company's internal accounting, financial, and disclosure controls function; and (d) oversee the Company's compliance with its policies and other legal requirements as such compliance relates to the integrity of the Company's financial reporting. The Audit Committee has also established procedures for (a) the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (b) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. The Audit Committee also oversees the preparation of a report for inclusion in our annual proxy statements and is charged with the other duties and responsibilities listed in its charter. For details, see "Report of the Audit Committee of the Board of Directors" in this Proxy Statement. The Audit Committee is a separately designated standing audit committee as defined in Section 3(a)(58)(A) of the Exchange Act.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee held two (2) meetings in 2023. The Corporate Governance and Nominating Committee consists of Mr. Shuster and Mses. Box and Conjeevaram. Ms. Conjeevaram serves as its Chair. Our Board of Directors has determined that all current members of the Corporate Governance and Nominating Committee are "independent," as defined in the listing standards of the NASDAQ Stock Market and SEC regulations.

The Board of Directors adopted and approved a charter for the Corporate Governance and Nominating Committee. A copy of this charter is posted on our website at www.mgrc.com under the Investors section. The functions of the Corporate Governance and Nominating Committee, which are discussed in detail in its charter, are to assist the Board of Directors in all matters relating to (a) the establishment, implementation, and monitoring of policies and processes regarding the recruitment and nomination of candidates to the Board of Directors and committees of the Board of Directors; (b) the review and making of recommendations to the Board of Directors regarding the composition and structure of the Board of Directors and committees of the Board of Directors; (c) the development, evaluation, and monitoring of the Company's corporate governance processes and principles; (d) the development and implementation of, and monitoring of compliance with, the Company's Code of Business Conduct and Ethics and making recommendations to the Board of Directors of revisions to the Code of Business Conduct and Ethics from time to time, as appropriate; and (e) the administration of the Board of Directors' annual self-evaluation process and the sharing of the results thereof with the Board of Directors for discussion and deliberation.

Environmental, Social and Governance Matters

We believe that sound corporate citizenship and attention to environmental, social, and governance ("ESG") principles are essential to our success. Wherever possible, the products, services, and practices of the Company are designed to promote the ESG principles. We are committed to operating with integrity, contributing to the local communities surrounding our offices and facilities, promoting diversity, developing our employees, focusing on sustainability, and being thoughtful environmental stewards.

Our Board provides oversight of management's efforts around these ESG topics, including risk oversight of ESG-related matters, and is committed to supporting the Company's efforts to operate as a sound corporate citizen. Company management provides updates to the Board on the Company's work in ESG during each quarterly Board meeting and the Board discusses the same. Additionally, the Charter for our Corporate Governance and Nominating Committee also provides that this committee is specially designated to oversee ESG matters.

We believe that an integrated approach to business strategy, corporate governance, and corporate citizenship creates long-term value. Among the ways in which we have demonstrated our commitment to ESG matters are the following:

- Commitment to minimizing adverse impacts on the environment through energy management programs, including high-efficiency HVAC and energy systems, responsible use of limited available land, and use of natural light.

- When possible, the Company uses recycled building materials and construction components that can be further recycled on its modular building products.

- Creation of a strong corporate culture that promotes the highest standards of ethics and compliance for our business, including a Code of Business Conduct and Ethics that sets forth principles to guide employee, designated executive, and non-employee director conduct.

- Company and employee commitment to the local communities where our facilities are located, including supporting various non-profits, charities, and other community programs, and, from time to time, providing support through the McGrath Cares fund.

- Equal employment opportunity hiring practices, policies, and management of employees.

- Anti-harassment policy that prohibits hostility or aversion towards individuals in protected categories, prohibits sexual harassment in any form, details how to report and respond to harassment issues, and strictly prohibits retaliation against any employee for reporting harassment.

- Commitment to fostering and promoting a diverse workforce and a collaborative work environment.

The Role of the Board of Directors in the Oversight of Risk

While Company management is primarily responsible for managing risk, the Board of Directors and each of its committees play a role in overseeing the Company's risk management practices. The full Board of Directors is ultimately responsible for risk oversight, and it discharges this responsibility by, among other things, receiving regular reports from Company management concerning the Company's business and the material risks facing the Company. Each of the Board's committees also plays a role in risk oversight as follows:

Audit Committee. Under its charter, the Audit Committee plays a key role in the Board of Directors' risk oversight process. The Audit Committee's duties include discussing the Company's guidelines and policies with respect to risk assessment and risk management with Company management and the Company's independent auditors. The Audit Committee also receives regular reports from Company management and discusses with management the steps taken to monitor and control risk exposures. In addition, the Audit Committee reviews all of the Company's quarterly financial reports, including any disclosure therein of risk factors affecting the Company and its businesses. The Audit Committee regularly receives reports from, among others, the Company's Chief Financial Officer, Principal Accounting Officer, and its Compliance Officer. The Audit Committee provides regular reports to the full Board of Directors on its risk oversight activities and any issues identified.

Compensation Committee. Under its charter, the Compensation Committee reviews with its independent compensation consultant and management, as appropriate, the Company's compensation and succession plans, policies, and practices. The Compensation Committee also sets performance goals under the Company's annual bonus and long-term incentive plans. In setting the performance targets and overseeing the Company's compensation plans, policies, and practices, the Compensation Committee considers whether such plans, policies, and practices are consistent with the long-term interests of the Company's shareholders. The Compensation Committee also considers risks that may be created and whether any such risks are reasonably likely to have a material adverse impact on the Company. The Compensation Committee considers the overall mix of compensation for all employees as well as the various risk control and mitigation features of its compensation plans, including appropriate performance measures and targets and incentive plan payout maximums. The Compensation Committee provides regular reports to the full Board of Directors on the Company's compensation plans, policies, and practices and the Compensation Committee's oversight of compensation-related risks.

Corporate Governance and Nominating Committee. Under its charter, the Corporate Governance and Nominating Committee is responsible for, among other things, developing and recommending to the Board of

Directors a set of effective corporate governance guidelines and procedures designed to assure compliance with applicable governance standards. The Corporate Governance and Nominating Committee is also responsible for providing oversight of the Company's ESG strategy, policies, and practices. As part of that responsibility, the Corporate Governance and Nominating Committee receives annual presentations from the Company's management on the Company's work in this area and discusses the Company's ESG work and strategies with the Company's management. The Corporate Governance and Nominating Committee provides regular reports to the Board of Directors.

The Board of Directors oversees the management of risks from cybersecurity threats, including the policies, standards, processes and practices that the Company's management implements to address risks from cybersecurity threats. The Board of Directors receives reports on the Company's technology and cybersecurity functions, including vulnerability assessments, any third-party and independent reviews, the threat environment, and other information security considerations.

Through the activities of the Audit, Compensation, and Corporate Governance and Nominating Committees, as well as the full Board of Directors' interactions with management concerning the Company's business and the material risks that may impact the Company, the independent directors on the Board of Directors are able to monitor the Company's risk management process and offer critical insights to Company management.

Qualifications of Directors and Assessment of Diversity

The Corporate Governance and Nominating Committee will consider for nomination all bona fide candidates proposed by management or shareholders and will nominate directors that it believes will serve the best interests of the Company and its shareholders. Candidates must have the education and business or organizational experience and skills that will enable them to excel in carrying out their responsibilities on the Board of Directors. Candidates must possess and have demonstrated in professional endeavors the highest personal and professional ethics, integrity, and values, and be committed to representing the long-term best interests of shareholders. Further, candidates must have an inquisitive and objective perspective, practical wisdom, and mature judgment, and be willing and able to challenge management in a constructive manner. Candidates will also be judged on their ability to work in a collegial manner with a sense of common purpose, energy, industry knowledge, business sense, and trust with other members of the Board of Directors and management, as one group acting in unison to solve difficult problems as they may arise. The candidate's specific knowledge of the Company, its markets, and its strategy will also be considered.

When evaluating candidates, the Corporate Governance and Nominating Committee considers the diversity of the backgrounds, experience, and skills of the current directors on the Board of Directors, including their gender, age, ethnic, and cultural backgrounds, the long-term needs of the Company based on its strategic direction, and responsible succession planning for all Board positions. The Corporate Governance and Nominating Committee selects candidates who will provide the most value to the Board of Directors, management, and shareholders. The Corporate Governance and Nominating Committee assesses the effectiveness of its policy regarding diversity as part of the annual self-evaluation process.

The Board of Directors' recommendations for inclusion in the slate of directors at an annual or special meeting of shareholders, or for appointment by the Board of Directors to fill a vacancy, are based on its determination, after reviewing recommendations from the Corporate Governance and Nominating Committee, as to the suitability of each recommended individual.

Director Nomination Process

Continuing Directors

The Corporate Governance and Nominating Committee will apply its director candidate selection criteria described above, including a director's past contributions to the Board of Directors, prior to recommending a director for re-election to another term. Directors may not be re-nominated annually as a matter of course. Once the Corporate Governance and Nominating Committee evaluations are completed and the Corporate Governance and Nominating Committee has considered all other potential director candidates, it recommends the best slate of candidates for approval by the full Board of Directors.

New Directors

Generally, once a need to add a new member to the Board of Directors is identified, the Corporate Governance and Nominating Committee will initiate a search by working with staff support, seeking input from members of the Board of Directors and senior management, and hiring a consultant or search firm, if necessary.

After a slate of possible candidates is identified, certain members of the Corporate Governance and Nominating Committee, other members of the Board of Directors, and senior management have the opportunity to interview the prospective candidate(s). The remaining members of the Board of Directors who do not interview the prospective candidate(s) are kept informed. After completing its selection process, the Corporate Governance and Nominating Committee ultimately determines and recommends the best candidate(s) for approval by the full Board of Directors.

A description of the procedure to be followed by security holders in submitting director recommendations is set forth in the "*Shareholder Recommendations for Membership on our Board of Directors*" in this Proxy Statement. The director candidate selection criteria will be equally applied to both continuing directors and shareholder-submitted director candidates.

Director Compensation

Our Compensation Committee periodically seeks input from independent compensation consultants on a range of external market factors, including evolving compensation trends, appropriate peer companies, and market survey data. The Compensation Committee reviews non-employee director compensation every two years. In August 2023, our Compensation Committee retained Semler Brossy Consulting Group ("Semler Brossy") to conduct a review and analysis of the non-employee director compensation program to be considered by the Compensation Committee in establishing the 2024 compensation review cycle remuneration levels for our non-employee directors.

The 2023 compensation described below was approved by the Board of Directors based on the previous compensation consultant, Pearl Meyer & Partners, LLC's ("Pearl Meyer") analysis and recommendations of the Compensation Committee. For a more complete description of the methodologies used by our compensation consultants and the Compensation Committee, please refer to "*Compensation Consultant and Peer Group Selection*" in this Proxy Statement.

For 2023, each non-employee director of the Company was compensated for his or her services as a director with an annual retainer of $85,000. In addition to the annual retainers, the Chairs of the Board of Directors, Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee received additional annual retainers of $75,000, $25,000, $18,500, and $10,000, respectively. Each other member of the Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee received annual retainers of $10,000, $7,500, and $5,500, respectively. Members of the Board of Directors do not receive additional compensation for attending Board or committee meetings. All non-employee directors are reimbursed for expenses incurred in connection with attending Board of Directors or committee meetings. Mr. Hanna received no additional compensation for his service as a director. These annual retainers are included in the *"2023 Non-Employee Director Compensation Table"* below.

For fiscal year 2024, based on Semler Brossy's November 2023 analysis, the Compensation Committee recommended, and the Board of Directors approved, no increase to the non-employee director annual retainer.

For fiscal year 2024, each non-employee director of the Company will receive an annual retainer of $85,000. In addition, to the annual retainer the Chairs of the Board of Directors, Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee will receive additional annual retainers of $75,000, $25,000, $18,500, and $10,000, respectively. Each other member of the Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee will receive annual retainers of $10,000, $7,500, and $5,500, respectively. Any non-employee director not serving on the Board of Directors for the full calendar year will receive prorated compensation based on that portion of the year in which he or she served. Mr. Hanna will not receive any additional compensation for his services as a director.

In addition to cash compensation, each of the non-employee directors of the Company has historically received an annual Restricted Stock Unit ("RSU") equity grant denominated as a fair value and then converted to shares rounded to the nearest 100 at the date of grant. Based on Pearl Meyer's analysis conducted in 2022, the Compensation Committee recommended, and the Board of Directors approved, the fair value of the 2023 equity grant of approximately $120,000. On February 24, 2023, the Board of Directors granted each non-employee director RSUs under the 2016 Plan 1,200 shares of the Company's Common Stock with a vesting date of April 1, 2024. Each of these grants represented an equivalent total equity compensation of $125,112, based on the NASDAQ Stock Market close price of $104.26 on February 24, 2023. The total equity compensation values can fluctuate slightly each year due to rounding. These 2023 RSU grants are included in the *"2023 Non-Employee Director Compensation Table"* in this Proxy Statement.

Based on Semler Brossy's analysis, the Compensation Committee recommended, and the Board of Directors approved, no change to the fair value of the 2024 equity grant of approximately $120,000. On February 23, 2024, the Board of Directors granted each non-employee director RSUs under the 2016 Plan 1,000 shares of the Company's common stock with a vesting date of April 1, 2025. Each of these grants represented an equivalent total equity compensation of $124,900, based on the NASDAQ Stock Market closing price of $124.90 on February 23, 2024. The total equity compensation values can fluctuate slightly each year due to rounding.

The table below summarizes the compensation paid by the Company to its non-employee directors for the fiscal year ended December 31, 2023.

Proxy Statement

2023 NON-EMPLOYEE DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Stock Awards(3) ($)	Total ($)
Nicolas C. Anderson	$ 102,500	$ 125,112	$ 227,612
Kimberly A. Box	$ 106,475	$ 125,112	$ 231,587
Smita Conjeevaram	$ 103,047	$ 125,112	$ 228,159
William J. Dawson	$ 117,500	$ 125,112	$ 242,612
Elizabeth A. Fetter(1)	$ 107,275	$ 125,112	$ 232,387
Bradley M. Shuster	$ 173,000	$ 125,112	$ 298,112
M. Richard Smith(2)	$ 44,492	$ 29,553	$ 74,045
Dennis P. Stradford(2)	$ 42,538	$ 29,553	$ 72,091

(1) Ms. Fetter resigned from the Board of Directors effective August 1, 2024. The Compensation Committee approved the following in consideration of Ms. Fetter's long service on the Board of Directors: (1) the accelerated vesting of 1,000 shares of restricted stock units, previously granted to Ms. Fetter on February 23, 2024, which would have otherwise vested on April 1, 2025, and (2) a cash payment to Ms. Fetter in the amount of approximately $51,000 in respect of Board and committee retainers for the remainder of calendar year 2024.

(2) Messrs. Smith and Stradford retired from the Board of Directors effective June 7, 2023, and received compensation for their service from January 1 – June 7, 2023. Additionally, Messrs. Smith and Stradford were granted RSUs under the 2016 Plan of 1,200 shares of the Company's common stock that represented an equivalent total equity compensation of $121,875 based on the NASDAQ Stock Market closing price of $104.26 on February 24, 2023. Upon their retirement, 300 shares of those RSUs became fully vested, and 900 shares were forfeited. Therefore, Messrs. Smith and Stradford's total equity compensation was $29,553 based on the NASDAQ Stock Market closing price of $98.51 on June 7, 2023.

(3) Pursuant to the Director Award Agreements, awards vest in full immediately prior to the specified effective date of a Change In Control or a Corporate Transaction.

Director Stock Ownership

The Board of Directors believes that, in order to align the interests of directors and shareholders, directors should have a significant financial (equity) stake in the Company. Each director has a target ownership level of 5,000 shares of Common Stock to be achieved by each director within five years of joining the Board of Directors or as soon thereafter as practicable. In evaluating whether the Common Stock value ownership guideline has been met, all Common Stock owned is considered. As of October 22, 2024, the ownership level of each of our non-employee directors met or exceeded the target, or are within the ownership guidelines' five-year compliance period.

Director Annual Evaluation

It is important to the Company that the Board and its committees are performing effectively and in the best interests of the Company and its shareholders. The Board performs an annual self-assessment, led by the Chair of the Corporate Governance and Nominating Committee, to evaluate its effectiveness in fulfilling its obligations. As part of this annual self-assessment, directors are able to provide feedback on the performance of other directors. The Chair of the Corporate Governance and Nominating Committee then follows up on this feedback and takes such further action as he or she deems appropriate.

No Political Contributions

It is the Company's policy that no Company funds or assets will be used to make a contribution to any political party, political campaign, political candidate, or public official in the United States or any foreign country, unless the contribution is lawfully and expressly authorized by the Board of Directors or our Chief Executive Officer. The Company made no political contributions in 2023 and intends to make no political contributions in the future.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation Discussion and Analysis

In this Proxy Statement, we refer to Messrs. Hanna, Pratt, and Hawkins, and Mses. Malek and Van Trease collectively as our named executive officers or NEOs. Mr. Hanna is our Chief Executive Officer, Mr. Pratt is our Chief Financial Officer and Mr. Hawkins, and Mses. Malek and Van Trease were our next three highest compensated executive officers serving as of December 31, 2023. In this Proxy Statement, we refer to the NEOs and Messrs. Whitney, Skenesky, Lieffrig, and Ms. Wescott collectively as "executive officers." Melodie Craft resigned from the Company effective March 10, 2023, and Ms. Malek was appointed as our Vice President, General Counsel, and Corporate Secretary, effective March 21, 2023.

2023 Business Performance Highlights and Alignment with Compensation

Our full-year 2023 revenue and profit growth reflect a strategic focusing of the McGrath portfolio on Mobile Modular through the Vesta Modular acquisition and Adler Tank Rentals divestiture, which we announced on February 1, 2023. We also maintained a diligent focus on execution as we made the most of healthy market conditions across our Mobile Modular and Portable Storage business segments. We pursued our strategic growth focus on the modular segment with significant organic investment in new fleet, while optimizing pricing and improving fleet utilization. We also made progress with our modular growth initiatives for additional services and new equipment sales.

The annual incentive bonus amounts in respect of 2023 for the executive officers were based on the Company's Adjusted EBITDA for corporate officers and division-specific Adjusted EBITDA for division officers (defined as the Company's net income before interest expense, provision for income taxes, depreciation, amortization, non-cash impairment costs, share-based compensation and transaction costs). Adjusted EBITDA accounted for 100% of the annual profitability bonus target in compensation plans for amounts paid out in 2023. The metric used to determine the achievement of long-term performance-based restricted stock units ("RSUs") granted during 2023 is the achievement of three-year Return on Invested Capital ("ROIC") and revenue growth targets. In addition, in an effort to retain key managers, attract new talent, and build an ownership mentality for executive officers, the Compensation Committee continued its practice in 2023 of granting a mix of time-based and performance-based RSUs. The time-based RSUs vest over three years, and performance-based RSUs vest at the end of a three-year performance period. This approach more closely aligns our equity compensation with our peer companies and common market practices.

Proposed Acquisition by WillScot Mobile Mini and Its Termination

As previously disclosed, on January 28, 2024, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, WillScot Holdings Corporation ("WillScot"), Brunello Merger Sub I, Inc., a California corporation and wholly owned subsidiary of WillScot and Brunello Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of WillScot, pursuant to which WillScot agreed to acquire the Company pursuant to the terms and conditions of the Merger Agreement. On September 17, 2024, the Company and WillScot entered into a mutual termination agreement (the "Termination Agreement") pursuant to which they mutually agreed to terminate the Merger Agreement effective upon receipt by the Company of a cash payment in the amount of $180,000,000 (the "Termination Fee"), which Termination Fee was received on September 20, 2024.

In consideration of the pending merger with WillScot, the Compensation Committee, in consultation with the Board of Directors, approved certain equity awards to executive officers in 2024 that deviated from historical practices. The Compensation Committee intends to generally revert to its historical approach on equity grants to executive officers subsequent to termination of the Merger Agreement and the Company continuing to operate as a standalone company.

Executive Compensation Program Design

The Compensation Committee has the responsibility for establishing, implementing, and continually monitoring the compensation of the Company's executive officers. The Compensation Committee oversees and approves the design of the executive compensation program to ensure that the total compensation paid to our executive officers is fair, reasonable, competitive, and aligned with the goals and objectives of the Company. For the fiscal year ended December 31, 2023, the principal components of compensation for executive officers were:

1. Annual base salary;

2. Non-equity annual performance-based incentive compensation ("Annual Cash Bonus") pursuant to the Non-Equity Performance-Based Incentive Plan (the "Cash Bonus Plan"); and

3. Long-term equity incentive compensation.

The Compensation Committee determined that these three elements, with a significant percentage of total compensation allocated to "at-risk" performance-based incentives, best align the interests of our executive officers with our shareholders and achieve our overall goals for executive compensation. The Annual Cash Bonus rewards achievement of annual incentive goals and the long-term equity incentive compensation rewards achievement of long-term growth in shareholder value and sustained financial health of the Company. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Compensation Committee reviews relevant market compensation data from its compensation consultant and other sources and uses its judgment to determine the appropriate level and mix of incentive compensation on an annual basis.

Elements of 2023 Executive Compensation Program

Compensation Element	Description	Program Features
Annual Base Salary	• Fixed component of annual cash compensation. • Influenced by competitive market pay trends and individual performance while considering each NEOs experience and scope of responsibilities.	• Offers McGrath NEOs a stable measure of certainty and predictability to meet ongoing living and financial commitments. • Ensures McGrath remains competitive with the market to ensure the Company attracts and retains top talent.
Annual Incentive Compensation ("Annual Cash Bonus")	• Variable compensation paid to NEOs subject to pre-established financial "Profitability Bonus" targets as well as individual "Personal Annual Priorities" performance. • Each NEO is granted a target award (as a percentage of the NEO's base salary) based upon job responsibilities, performance in role, and market competitiveness. • In 2023, the Profitability Bonus Plan metric was changed to a consistent metric of company Adjusted EBITDA for corporate officers and divisional Adjusted EBITDA for division VPs. In the prior year, pre-tax income was used for corporate officers and division EBIT was used for division VPs.	• In 2023, Adjusted EBITDA was the only metric in the "Profitability Bonus" portion of the program, weighted 75% of the total Annual Cash Bonus. Based on Adjusted EBITDA performance, payouts can range from 50% at threshold to 200% at maximum, with linear interpolation between performance levels. • The remaining 25% of the Annual Cash Bonus was dedicated to "Personal Annual Priorities" comprised of a maximum of four (4) items deemed to be the most critical priorities for each NEO for the year. Individual priorities payout opportunity is capped at 100% of target.

Compensation Element	Description	Program Features
Long-Term Equity Incentives	• The Compensation Committee granted a mix of performance-based restricted stock units ("PSUs) and time-based RSUs in 2023 to retain key talent and build an ownership mentality for executive officers. • A target equity award is granted to each NEO commensurate with job responsibilities, market competitiveness, experience, and qualitative and quantitative performance factors. • PSUs utilize a multi-year performance period to link realized compensation to achievement of long-term financial performance. • In 2023, company wide ROIC and revenue achievement goals were used to measure performance achievement. RSUs align the executives with stockholder interests on increasing share value.	• In 2023, 50% was granted in the form of PSUs with performance measured by achievement of three-year Company ROIC and revenue growth targets, each weighted equally, providing a balanced focus on both returns and growth over the three-year performance period. The PSUs cliff vest three years after grant, subject to continued service and achievement of the performance goals. • The remaining 50% was granted as time-based RSUs vesting in three equal annual installments over three years based on continued service. • We believe this provides a balanced focus on both returns and growth over the three-year performance period.

Executive Compensation Practices at a Glance

We strive to have compensation programs that serve to attract and retain our best people, align the interests of our employees with that of our shareholders by focusing incentive compensation on pay for performance, and at the same time assure good corporate governance. Over the years, always with a focus on enhancing long-term shareholder value, we have implemented many changes, including granting RSUs with longer-term targets, stock ownership guidelines, a compensation recoupment policy, a risk-hedging policy, change in control arrangements, limited perquisites, net settlement features in equity grants to reduce the effect of dilution, and setting realistic stretch targets specifically focused on our rental industry metrics.

What We Do	What We Do Not Do

Pay for Performance under Our Cash Bonus Plan: We link pay to performance and shareholder interests by establishing an annual cash bonus plan based on financial metrics and personal annual priorities established in advance by the CEO and/or the Compensation Committee.

Performance-Based Long Term Incentive Compensation: 50% of the RSUs granted to our executive officers have performance-based vesting subject to goals associated with corporate or divisional ROIC performance. In 2023, we also began using revenue as an additional measurement.

Compensation Recoupment Policy: The policy may require an executive officer in the event of a financial restatement to reimburse the Company with respect to any incentive compensation (including cash and equity awards) received during the past three years.

Capped Incentives under Our Annual Cash Bonus Plan: Bonuses under our annual cash bonus plan are capped for our executive officers — the cap is tied to their base salary for the relevant year, and in no case is it greater than 200% of their target bonus.

Equity Awards Vesting: Performance-based awards vest at the end of each three-year performance period. Time-based awards are subject to a three-year vesting schedule.

Stock Ownership and Holdback Guidelines: Our executive officers and directors are subject to stock ownership and holdback guidelines.

Compensation Committee Independence and Experience: The Compensation Committee is comprised solely of independent directors who have extensive experience.

Thorough Compensation Risk Assessment: The Compensation Committee regularly conducts a comprehensive risk assessment of the Company's executive compensation programs and practices every two years to ensure prudent risk management.

Independent Compensation Advisor: The Compensation Committee utilizes its own independent advisor.

Annual Stockholder Advisory Vote: We conduct an annual shareholder advisory vote on the compensation of our NEOs.

No "Single Trigger" Change of Control Severance Payments: We generally do not have "single trigger" severance payments owing solely on account of the occurrence of a change of control event.

No Guaranteed Bonuses: We do not provide guaranteed minimum bonuses or uncapped incentives under our annual cash bonus plan.

No Re-Pricing of Equity Awards: Our equity plans prohibit repricing of equity awards without shareholder approval.

No Special Perquisites or Retirement Benefits: We do not provide special perquisites or retirement benefits to our executive officers that are not generally made available to all of our employees except that any executive officer employed with the Company for at least 10 years may remain on the Company's health insurance policy after retiring if he or she pays 100% of the premiums.

No Tax Gross-Ups: We do not provide tax gross-ups.

No Hedging in Company Securities: Our employees and directors are prohibited from engaging in any hedging transaction with respect to company equity securities.

No Pledging of Company Securities: Our employees and directors are prohibited from engaging in any pledging transaction with respect to company equity securities.

The following sections describe all features of our executive compensation in more detail.

Compensation Philosophy and Objectives

The purpose of the Company's executive compensation program is to attract and retain exceptional managerial talent and to reward performance by establishing measurable objectives to drive future performance, thus aligning our executive officers' interests with those of our shareholders. We believe the most effective compensation program is one that is designed to reward the achievement of specific annual, long-term, and strategic goals of the Company. Our primary objective is to align our executive officers' interests with the interests of our shareholders by rewarding the achievement of established goals that contribute to increased long-term shareholder value. To that end, part of our executive officers' compensation is directly tied to identifiable, objective goals by which performance can be measured. In addition, in structuring our executive compensation program, we consider the compensation of our executive officers relative to the compensation paid to similarly situated executives of our peer group companies and the broader general market.

Advisory Vote on Executive Compensation

At the 2023 Annual Meeting, 96.7% of the shares of Common Stock present and entitled to vote on the advisory vote on the executive compensation proposal were in favor of our named executive officer compensation. The result of the 2023 vote was consistent with our record over the past five years of greater than 95% support for say-on-pay. The Board of Directors and Compensation Committee reviewed these final vote results and determined that, given the significant level of support, our executive compensation policies and decisions discussed in the "*Compensation Discussion and Analysis*" were appropriate to achieve our objectives.

Compensation Consultant and Peer Group Selection

The Compensation Committee periodically seeks input from its outside compensation consultant on a range of external market factors, including evolving compensation trends, appropriate peer companies, and market survey data. In 2023, the Compensation Committee retained Semler Brossy to conduct a review and analysis of our current compensation program to be considered by the Compensation Committee in establishing the compensation levels and severance guidelines for our non-employee directors and executive officers. After consideration of several factors relating to the independence of Semler Brossy, including those guidelines set forth in the NASDAQ listing standards, the Compensation Committee determined that Semler Brossy is independent.

In late 2023, Semler Brossy provided an analysis with relevant market data and alternatives to consider when making compensation decisions for our executive officers. The analysis compared each element of total compensation against a peer group of publicly traded companies and compensation survey data (the "Compensation Peer Group"). The Compensation Peer Group consisted of companies against which we compete for recruiting and retaining qualified line and staff executives and independent non-employee directors. In selecting the Compensation Peer Group, the Compensation Committee also sought to comply with best-practice parameters by including companies in a similar industry or geography and with similar financial metrics, such as revenue, market capitalization, and net income. The Compensation Committee generally reviews total compensation and considers it compared to the Compensation Peer Group.

Other factors were also taken into consideration when determining executive officer compensation levels, including:

1) Divisional size (revenues or earnings) contribution to Company-wide results relative to other divisions.

2) Divisional business complexity relative to other divisions of the Company.

3) Stature/experience/length of service of executive officer in role relative to market comparisons.

4) Geographic location of executive officer and relative market comparisons.

5) Definition and extent of responsibilities of executive officer role by the Company versus peer group sources.

6) Divisional leadership transition or new business initiatives.

7) Appropriate weighting or relativeness of different peer group sources.

8) Other factors the Compensation Committee may deem appropriate.

The companies comprising the 2023 Compensation Peer Group are as follows:

Air Transport Services Group, Inc.	Civeo Corporation	Cohu, Inc.
Form Factor, Inc.	GATX Corporation	H&E Equipment Service, Inc.
Harmonic, Inc.	Herc Holding Inc.	Montrose Environmental Group, Inc.
Triton International LTD	US Ecology, Inc.	Willis Lease Finance Corp.
WillScot Mobile Mini Holdings Corporation		

In connection with Semler Brossy's updated peer analysis in 2023, the Compensation Committee approved a revised Compensation Peer Group for 2024 compensation decisions. The peer group serves as a basis for which the Compensation Committee considers an analysis of market competitive pay for all of the Company's executive officers in comparison to peers when determining pay levels for target compensation. The peer group also serves as an informative source determining competitive practices relative to pay design and governance practices.

The Company's peer group is reviewed and selected based on companies within a similar industry, geography, and financial profile. In 2023, the Company's peers were screened to approximate one-third to three times the Company's revenue and market cap as of the time of review. Additional consideration is given to qualitative criteria, where companies who matched the screening criteria were holistically reviewed to determine whether they were seen as a reasonable comparator for the Company (on the basis of whether they are seen as talent competitors, have similar business characteristics, and operate adjacent to the Company's industry).

As a result, the Compensation Committee approved an increase of the size of the Company's peer group from 12 to 18 companies. *Civeo* and *Willis Lease Finance Corporation* were removed due to falling below the market cap screen. *Air Lease Corp, Badger Meter, Custom Truck One Source, Enerpac Tool Group, Kratos Defense and Security, Stem*, *Transact*, and *UniFirst Corp,* were all added to peer group for 2024 compensation decisions.

The revised Compensation Peer Group for 2024 is as follows:

Air Lease Corporation	Air Transport Services Group, Inc.	Badger Meter, Inc.
Cohu, Inc.	Custom Truck One Source, Inc.	Enerpac Tool Group Corporation
Form Factor, Inc.	GATX Corporation	H&E Equipment Service, Inc.
Harmonic, Inc.	Herc Holding Inc.	Kratos Defense & Security Solutions, Inc.
Montrose Environmental Group, Inc.	Stem, Inc.	Transcat, Inc.
Triton International LTD	UniFirst Corporation	WillScot Mobile Mini Holdings Corporation

Process of Setting and Approving Executive Compensation; Role of Chief Executive Officer

The Compensation Committee approves annual compensation levels and equity awards to all of our executive officers. The process is described below:

The five steps below describe the process of setting and approving executive compensation and the role of the Chief Executive Officer in a typical year.

1.   The Compensation Committee reviews the independent compensation consultant's analysis to evaluate for each executive officer (1) a target total compensation amount; (2) the appropriate allocation of base salary, annual bonus, and long-term equity incentive compensation; (3) the risk that any compensation element could have an adverse impact on the Company; and (4) if there should be any change to the forms of compensation to better align our executive officer's interests with those of our shareholders.

2.   For the Chief Executive Officer, the allocation of base salary, annual bonus, and long-term equity incentive compensation and the applicable performance target levels are determined by the Compensation Committee, in consultation with the Chairman of the Board of Directors and separately with all of the independent directors. The Chief Executive Officer has no role in setting his compensation.

3.   For each of the other executive officers, the Chief Executive Officer recommends the allocation of base salaries, annual bonuses, and long-term equity incentive compensation and the applicable performance target levels. These recommendations are presented to the Compensation Committee for the Compensation Committee's consideration and, if appropriate, approval.

4.   Shortly after the end of the fiscal year, the Chief Executive Officer reviews the performance of each executive officer (other than himself) against his or her established personal objectives for the year and general management responsibilities and then determines the achievement level attained.

5.   At the end of the fiscal year, the Compensation Committee reviews the Chief Executive Officer's performance. The Compensation Committee then determines, based on the market data and the Chief Executive Officer's performance, and after consultation with the Chairman of the Board of Directors and separately with all independent directors, the compensation of the Chief Executive Officer.

2023 and 2024 Annual Base Salary

The table below sets forth the annual base salary of each of our named executive officers in 2022, 2023, and 2024. Based on the performance results of 2022, the outlook for the Company in 2023 and 2024, the updated analysis conducted by the Compensation Committee's compensation consultant, and Mr. Hanna's input for the named executive officers other than himself, the Compensation Committee considered and approved the increased base salaries, due to merit and alignment with relevant market trends, for the named executive officers in 2023 and 2024, as shown in the table below.

Name	2022 Base Salary	2023 Base Salary	2024 Base Salary(3)
Joseph F. Hanna(1)	$ 700,000	$ 800,000	$ 850,000
Keith E. Pratt	$ 480,000	$ 500,000	$ 520,000
Philip B. Hawkins	$ 350,000	$ 380,000	$ 450,000
Gilda Malek(2)	$ —	$ 400,000	$ 440,000
Kristina Van Trease	$ 316,000	$ 330,000	$ 350,000

(1)   Mr. Hanna's salary was adjusted in 2023 to ensure alignment with pay levels at the Company's compensation peer group.

(2) Ms. Malek was hired on March 21, 2023, and therefore does not have a base salary to report for 2022. For 2023, Ms. Malek's salary was prorated based on her annual base salary of $400,000.

(3) In 2024, market adjustments to NEO base salaries were made at the recommendation of the Company's compensation consultant, Semler Brossy.

2023 Non-Equity Performance-Based Incentive Plan Compensation

The 2023 Cash Bonus Plan is comprised of two components. The first component compensates the executive officer for his or her efforts leading to the Company's success at meeting its annual profitability goals. Annual profitability goals are measured by Adjusted EBITDA for corporate executive officers (Messrs. Hanna and Pratt and Mses. Malek and Van Trease) and for division executive officers (Mr. Hawkins). The second component measures the executive officer's success at accomplishing his or her personal annual priorities. These two components are used to ensure an emphasis on annual profitability and to define each executive officer's specific role with measurable goals to achieve annual and long-term increases in shareholder value. For each of our NEOs, the profitability component is weighted 75% and the personal annual priorities component is weighted 25%.

Component 1—Profitability:

The profitability goal for the corporate NEOs, Messrs. Hanna and Pratt and Mses. Malek and Van Trease, is based 100% on the Company's Adjusted EBITDA. For the division NEO, Mr. Hawkins, his profitability goal is also based 100% on Adjusted EBITDA for his division.

Adjusted EBITDA is calculated from results reported on the Company's income statement, excluding one-time acquisition-related transaction costs disclosed by the Company in its annual and quarterly reports. For a reconciliation of Adjusted EBITDA to the comparable GAAP measure, please reference the Original Annual Report.

We use a collaborative process between our Chief Executive Officer, Chief Financial Officer, and other executive officers to determine the annual profitability goal for each of the executive officers of the Company. The goals are then recommended to the Compensation Committee. The Compensation Committee then reviews each executive officer's compensation history and performance before determining final levels for profitability goals.

The annual profitability goals for each division and the Company are established at the beginning of each fiscal year based upon a "realistic stretch" philosophy. The Company's management determines the potential annual financial performance for each division and the Company based on its outlook for the opportunity levels in the markets in which it operates, strategic and tactical initiatives, and other key factors and special circumstances, applying a "realistic stretch" view to what potentially can be accomplished. We expect that although it would take a significant amount of effort on the part of each individual, 100% of the target annual profitability level can be achieved for the year. We assume any amount in excess of the target annual profitability goal would be difficult to achieve without extraordinary effort or the occurrence of significant and unforeseen changes in the competitive landscape. Each executive officer has a designated percentage of base salary for the calendar year that can be earned for achieving 100% of his or her respective annual profitability goal. For 2023, based on input from Semler Brossy, and consistent with common practices in the market, the threshold for the 2023 Cash Bonus Plan is such that 90% achievement will result in 50% bonus eligibility. Achievement below 90% results in zero payout. At 110% achievement, the plan pays a maximum of two times the bonus target for profitability. Achievement and resulting bonus payouts for performance between Threshold and Target, and for performance between Target and Maximum, are determined based on straight-line interpolation.

	% of Goal Achieved	% of Bonus Earned
Below	< 90%	0
Threshold	90%	50%
Target	100%	100%
Maximum	110%	200%

Component 2—Personal Annual Priorities:

The second component for the Cash Bonus Plan measures each executive officer's success at accomplishing his or her personal annual priorities. Final determination of the personal annual priorities for each executive officer rests with the Chief Executive Officer (other than the personal annual priorities of the Chief Executive Officer, which are determined by the Compensation Committee, after consultation with the Chairman of the Board of Directors and separately with all independent directors). These personal annual priorities are measured periodically throughout the year and paid annually, using a collaborative process between the Chief Executive Officer or the Executive Vice President and each executive officer. The personal annual priorities generally are comprised of a maximum of four (4) items deemed to be the most critical priorities that require action to be taken for the current evaluation period. Each priority is weighted according to (1) the critical nature of the priority relative to other priorities; and (2) the amount of time and effort involved in accomplishing the priority relative to other priorities.

Listed below under *"2023 Cash Bonus Plan Percentages"* is a schedule identifying each NEO and the percentage amounts of base salary for calendar year 2023 that could have been earned under this component for achieving a 100% rating for all personal priorities. Each personal annual priority goal represents a challenge and complete success is not always solely in the control of the executive officer. There are factors that may affect the outcome, including changes in market conditions and unanticipated variables. Each personal annual priority is measured and the overall weighted average of achievement for all personal annual priorities is multiplied by the total percentage of base salary allotted to personal annual priorities available to each executive officer. The Compensation Committee annually uses its discretion to allocate specific percentages of profitability and personal annual priorities for each executive officer.

2023 Cash Bonus Plan Percentages:

Based on each named executive officer's performance results in 2022, the outlook for the Company in 2023, and Mr. Hanna's input for executive officers other than himself, the Compensation Committee considered and approved the Cash Bonus Plan percentages for the profitability goal and the personal annual priorities components in 2023 for the NEOs as shown in the table below (which includes percentages applicable if the target is met for each goal, as well as the maximum percentages applicable if the target is exceeded for each goal).

| Name | 2023 Base | Target bonus as % of Base | 2023 Target Bonus $ | Adjusted EBITDA(1) | | | Individual Component(2) | | | Total Payout $ | Total Payout as % of Target |
				Wt.	% Earned	Payout $	Wt.	% Earned	Payout $		
Joseph F. Hanna	$800,000	100.0%	$800,000	75.0%	156.4%	$938,400	25.0%	96.1%	$192,200	$1,130,600	141.3%
Keith E. Pratt	$500,000	60.0%	$300,000	75.0%	156.4%	$351,900	25.0%	100.0%	$ 75,000	$ 426,900	142.3%
Philip B. Hawkins	$380,000	60.0%	$228,000	75.0%	180.0%	$307,800	25.0%	97.8%	$ 55,746	$ 363,546	159.5%
Gilda Malek	$400,000	50.0%	$200,000	75.0%	156.4%	$183,824	25.0%	127.6%	$ 50,000	$ 233,824	149.2%
Kristina Van Trease	$330,000	60.0%	$198,000	75.0%	156.4%	$232,254	25.0%	100.0%	$ 49,500	$ 281,754	142.3%

(1)   Maximum payout for Adjusted EBITDA is 200% of target.

(2)   Maximum payout for Individual Component is 100% of target.

Under the terms of the 2023 Cash Bonus Plan, in the event of a named executive officer's termination by the Company without cause or a resignation for good reason, which occurs prior to the end of the fiscal year, the bonus will be prorated based on the number of days such named executive officer was employed prior to such termination for the year of termination, with the bonus amount calculated as follows: (i) for the profitability component, the target bonus amount, and (ii) for the priorities component, full satisfaction of the specified priorities. In the event of a change of control, the bonus will be prorated based on the number of days the named executive officer was employed prior to the change of control, with the bonus amount calculated as follows: (i) for the profitability component, the target bonus amount, and (ii) for the priorities component, full satisfaction of the specified priorities.

2023 Goals and Results:

With respect to annual profitability goals:

• Messrs. Hanna and Pratt and Mses. Malek and Van Trease's Company profitability goal for Adjusted EBITDA was $304,797,000, and results achieved were $321,974,000, or 105.64% of plan, resulting in a 156.40% payout for this incentive compensation component.

• Mr. Hawkins had division-specific profitability goal for Adjusted EBITDA of $165,669,000. Results achieved were $191,990,000, or 115.89% of plan, resulting in a 200% payout for this incentive compensation component.

With respect to personal annual priorities goals:

• Mr. Hanna achieved 96.1% of his 2023 personal annual priorities goals, consisting of implementing and executing on the Company's growth strategy, supporting the growth of the key Mobile Modular strategic initiatives, land optimization, and execution of our M&A strategy.

• Mr. Pratt achieved 100% of his 2023 personal annual priorities goals, consisting of supporting the Company's growth strategy, maximizing shareholder value, supporting initiatives to maximize the benefits from the Vesta acquisition, and supporting the development of additional organizational strengths and capabilities.

- Mr. Hawkins achieved 97.8% of his 2023 personal annual priorities goals, consisting of executing the Company's core business initiatives, delivery of strategic initiatives, and successful closing and integration of the Company's acquisition of Vesta Modular.

- Ms. Malek achieved 100% of her 2023 personal annual priorities goals, consisting of Corporate Secretary responsibilities, enhancements of risk management framework, improved safety performance, oversight of corporate legal matters, and other organizational excellence initiatives.

- Ms. Van Trease achieved 100% of her 2023 personal annual priorities goals, consisting of M&A activities for 2023, land optimization, and support efforts that optimize the Company's core performance.

The Annual Bonus amounts under the Cash Bonus Plan paid to each of the named executive officers are also listed in column (g) in the *"Summary Compensation Table"* in this Proxy Statement.

Long-Term Incentive Compensation

2023 Long-Term Equity Incentives

- The Company's long-term incentive program encourages a long-term focus through the use of equity compensation, the value of which is dependent on the Company's long-term financial performance as well as the performance of our common stock.

- Each Company executive is granted a target value of long-term equity incentives, which is divided between two forms of equity vehicles. The numbers of shares granted to each NEO is equal to the target value of each vehicle divided by the closing share price of our common stock on the date of grant of ($104.26 on February 24, 2023).

- In 2023, Company executives were awarded performance based restricted stock units ("PSUs") and time-based restricted stock units ("RSUs")

- Approximately half of the executive's long-term awards are in the form of PSUs contingent on the performance of three-year ROIC and revenue targets, emphasizing long-term financial performance.

- The remaining half, consisting of time-based RSUs, support the retention of our management team and reward executives for sustained share price appreciation.

McGrath Long-Term Equity Mix (NEOs)



Note: Mr. Hanna, our CEO, received 63% of his equity in 2023 in the form of PSUs, with the remaining 37% in the form of time-based RSUs, placing a majority of his equity compensation "at-risk". Ms. Malek was hired on March 21, 2023, and was granted RSUs on March 31, 2023, with a grant date fair value of $400,300. She did not receive any PSUs in 2023.

2023 Long-Term Incentive Compensation Equity Grants

Name	Target LTI $	Performance-Vested RSUs % of Target LTI	Performance-Vested RSUs # of Units Granted	Performance-Vested RSUs $ Value	Time-Vested RSUs % of Target LTI	Time-Vested RSUs # of Units Granted	Time-Vested RSUs $ Value
Joseph F. Hanna	$2,700,000	63%	16,310	$1,700,000	37%	9,590	$1,000,000
Keith E. Pratt	$ 750,000	50%	3,600	$ 375,000	50%	3,600	$ 375,000
Philip B. Hawkins	$ 410,000	50%	1,970	$ 205,000	50%	1,970	$ 205,000
Gilda Malek[(1)]	$ 400,000	—	—	—	100%	4,290	$ 400,000
Kristina Van Trease	$ 320,000	50%	1,530	$ 160,000	50%	1,530	$ 160,000

(1) Ms. Malek was hired in 2023. The target LTI dollar value and grants shown in the table above reflect the value of her new hire award. Ms. Malek's annualized target LTI was $400,000.

Performance-Based Restricted Stock Units ("PSUs"):

PSUs granted in 2023 are earned based upon achievement of a three-year corporate ROIC target (for corporate executive officers; division specific ROIC targets for divisional executive officers) and a revenue target, each weighed equally. Having each divisional officer's performance tied directly to his or her respective division's performance allows for that officer to be measured with diminished influence, positive or negative, of any other division's performance. With respect to the ROIC and revenue targets, the awards have at least a 50% payout for threshold achievement, 100% payouts for target achievement and 200% payouts for maximum achievement, with linear interpolation between performance levels. If performance is below threshold, no payout is delivered. The PSUs cliff vest following the completion of the three-year performance period, subject to continued service and achievement of the performance goals.

Restricted Stock Units ("RSUs"):

The 2023 time-based RSUs vest in three annual installments over three years based on the continued service of the executive.

2021-2023 PSU Achievement

Name	2021-2023 Actual Performance	2021-2023 Target PSUs	2021-2023 PSUs Earned
Joseph F. Hanna(1)	200%	8,020	16,040
Keith E. Pratt	200%	3,050	6,100
Philip B. Hawkins	200%	1,920	3,840
Gilda Malek(2)	—	—	—
Kristina Van Trease(3)	—	—	—

(1) Mr. Hanna's 2023 PSU award received a higher weighting of PSUs.
(2) Ms. Malek was hired on March 21, 2023, and did not receive 2021 PSUs.
(3) Ms. Van Trease's 2021 PSU awards were forfeited as a result of the Adler Tank Rentals divestiture on February 1, 2023.

2024 McGrath Equity Awards

In past years, including in calendar year 2023, the Compensation Committee approved long-term incentive compensation awards for the Company's executive officers that have 50% of the equity value granted as performance-based RSUs, vesting at the end of each three-year performance period, and 50% of the equity value granted as service-based RSUs vesting over three years. In December 2023, prior to the signing of the Merger

Agreement, the Compensation Committee had preliminarily approved the amount of long-term incentive compensation awards for the Company's executive officers for calendar year 2024, without specifying the form of such long-term incentive compensation awards. In connection with the transactions contemplated by the Merger Agreement, the Company and WillScot agreed that long-term incentive compensation awards granted in February 2024 would be granted 100% in the form of service-based RSUs, as opposed to the Company's historic practice of granting awards 50% in the form of performance-based RSUs, due to the impracticality of setting and measuring long-term Company performance goals during the then pending transaction. Accordingly, on February 23, 2024, the Compensation Committee granted long-term incentive compensation awards 100% in the form of service-vesting RSU awards to each of its executive officers that vest 33% on the first anniversary of the grant date, 33% on the second anniversary of the grant date and 34% on the third anniversary of the grant date. If the employment of any of the Company's executive officers is terminated without cause or the executive officer resigns for good reason within 12 months after a change in control transaction (as defined in the award agreement), subject to a release of claims, all of such executive officer's service-vesting RSUs granted on February 23, 2024 would accelerate and vest upon such termination of employment. The Compensation Committee intends to generally revert to its historical approach on equity grants to executive officers subsequent to termination of the Merger Agreement and the Company continuing to operate as a standalone company.

Executive Officer Stock Ownership and Stock Holdback Guidelines

The Board of Directors believes that, in order to better align the interests of management and shareholders, executive officers should have a significant financial (equity) stake in the Company. Each executive officer has a target level of Company Common Stock value to achieve within seven (7) years of his or her date of hire. The target level of Common Stock value to be achieved is a multiple of each executive officer's base salary. The multiples of executive officer base salary are four (4) times for the Chief Executive Officer and two (2) times for all other executive officer positions. In evaluating whether the Common Stock value ownership guideline has been met, all shares of Common Stock owned, in the McGrath RentCorp Employee Stock Ownership and 401(k) Plan ("KSOP") shares and 50% of the value (market price less strike price) of all vested unexercised stock options are considered. The Board of Directors evaluates whether exceptions should be made for any executive officer on whom this requirement would impose a financial hardship.

It is the Company's policy that each executive officer has a 10% holdback provision for RSU equity grant settlements to facilitate earlier achievement of stock ownership under the Company's stock ownership guidelines.

Equity Granting Policy

In 2007, the Board of Directors adopted an equity granting methodology whereby there is one annual equity grant date, which is the date when the blackout window opens after the year-end earnings are released. All designated non-employee directors, executive officers, and key employees are eligible to receive an equity grant on the annual equity grant date with an exercise price (for stock options or SARs) or grant price (for RSUs), equal to the NASDAQ Stock Market close price on that day. The Board of Directors may authorize the Chief Executive Officer an additional allotment of options or shares to be granted at his discretion to new hires and promotion candidates, other than executive officers, over the course of a given time frame, with the grant date and exercise or grant price based on the last trading day of each month of the employment event. This allotment is not available to executive officers, as all grants to executive officers must be made by the Compensation Committee.

Compensation Recoupment Policy

In 2011, the Board of Directors adopted a Compensation Recoupment Policy that applies to executive officers if the Company is required to restate its financial statements. The Board believes it is desirable and in the best interests of the Company and its shareholders to maintain and enhance a culture that is focused on integrity and accountability and believes that this policy discourages conduct detrimental to the Company's sustained growth. In 2023, the Board of Directors adopted the Company's Amended and Restated Compensation Recoupment Policy (the "Policy") in accordance with the NASDAQ Stock Market listing standards and Rule 10D-1 under the Exchange Act. The Policy requires any current or former executive officer, in the event of a financial restatement, to reimburse the Company with respect to any incentive compensation (including cash and equity awards) received during the past three years that is in excess of that which would have been received if such compensation had been based upon the financial statements as so restated. The Policy is posted on our website at www.mgrc.com under the Investors/Corporate Governance section.

Risk-Hedging Policies

Pursuant to the Company's Insider Trading and Blackout Policy, officers and directors of the Company are prohibited from engaging in short-term or speculative securities transactions with respect to the Company's Common Stock. These prohibited transactions can have the effect of reducing or canceling the risk of an investment in the Common Stock, particularly in the short-term. These prohibited transactions may create the appearance that the executives are trading on inside information. Additionally, certain forms of hedging or monetization transactions allow a shareholder to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the holder to continue to own the covered securities but without full risks and rewards of ownership. Therefore, Company personnel are also specifically prohibited from engaging in short sales, hedging transactions, buying or selling puts or calls, buying any of the Company's securities on margin, pledging transactions, and engaging in derivative transactions related to the Company's securities (such as exchange-traded options). The Company's Insider Trading Policy further provides that Company personnel who purchase or sell Company securities in the open market may not correspondingly sell or purchase any Company securities of the same class during the six months following the purchase. The Insider Trading Policy is posted on our website at www.mgrc.com under the Investors/Corporate Governance section.

Perquisites and Other Personal Benefits

Executive officers are entitled to and eligible only for the same fringe benefits for which all of our employees are eligible. We do not have programs in place to provide personal perquisites for any employee. Our healthcare and other insurance programs, including the programs' participation costs, are the same for all eligible employees, except that any executive officer employed with the Company for at least 10 years may remain on the Company's health insurance policy after retiring from the Company, provided that such executive officer pays 100% of the premiums. Our annual matching contributions to the Company's Employee Stock Ownership and 401(k) Plan ("KSOP"), expressed as a percentage of eligible wages, up to a stated percentage of eligible wages (and any discretionary contributions that we may make to the KSOP, expressed as a percentage of eligible wages), are also the same for all eligible employees, including each named executive officer, subject to all applicable Internal Revenue Service contribution limits and formulas for plans of these types.

Change in Control Arrangements

The Company maintains a "Change in Control Severance Plan" for our CEO and CFO. The Change in Control Severance Plan as approved in 2013, contained an initial two-year term with no automatic renewal, though the Board of Directors and the Compensation Committee has renewed it since that time and most recently made changes to the Plan in February 2022. The Compensation Committee adopted the Change in Control Severance Plan to help ensure appropriate behavior by individuals in key management roles in evaluating, presenting, and acting upon change in control opportunities involving the Company that may arise. The Compensation Committee believes that maintaining this Change in Control Severance Plan is in the best interests of shareholders in helping to ensure (a) the individuals in those management roles most likely to influence a change in control opportunity are appropriately incentivized to act in the best interests of shareholders; (b) continuity of management before and during an impending transaction, or the need for continuity in management after a change in control; and (c) the Company's continuing ability to attract talented senior management members, as well as to avoid executives departing due to limited or no remuneration protections in the event of a change in control transaction. Further, the Compensation Committee believes that stable corporate leadership exhibiting the desired management behaviors is imperative for shareholders to be in a position to realize a favorable premium in the potential sale of the Company.

Under the Change in Control Severance Plan, each of Messrs. Hanna and Pratt is entitled to severance payments and termination benefits upon a termination of their employment that is a qualifying termination under the Change in Control Severance Plan. Under the Change in Control Severance Plan, if Messrs. Hanna's or Pratt's employment is terminated without cause or for good reason within 12 months following a change in control, subject to a release of claims, they are entitled to: (i) two times annual base salary; (ii) two times target bonus for the year of termination; (c) medical benefits under COBRA for up to 24 months for Mr. Hanna and 12 months for Mr. Pratt; (d) outplacement assistance in accordance with the applicable McGrath policies and guidelines in effect immediately prior to termination of employment; and (e) full acceleration and vesting of any and all equity awards. The Change in Control Severance Plan does not provide for a tax gross-up.

Involuntary Termination Severance Plan for Officers

The Compensation Committee established a formal Involuntary Termination Severance Plan for Officers (the "Severance Plan") to address involuntary termination severance eligibility and payments for executive officer-level positions. The Compensation Committee believes that maintaining this Severance Plan is in the best interests of shareholders in helping to ensure the Company's continuing ability to attract and retain talented senior executives. For the fiscal year ended December 31, 2023, all of our NEOs have been selected by the Compensation Committee to be covered by the Severance Plan.

Under the Severance Plan, upon a termination by the Company without cause prior to a change in control or after 12 months following a change in control, subject to a release of claims, our NEOs are entitled to the following severance benefits: (a) for Messrs. Hanna and Pratt, a severance payment of up to the equivalent of 12 months of base salary, and for other NEOs, a severance payment of up to the equivalent of 6 months of base salary, (b) medical benefits under COBRA for up to 12 months, and (c) outplacement assistance in accordance with the applicable Company policies and guidelines in effect immediately prior to termination of employment. In the cases of Messrs. Hanna and Pratt, if they are eligible to receive severance benefits under the Change in Control Severance Plan, they would not also be eligible to receive severance benefits under the Severance Plan, but would instead receive the benefits described under Change in Control Severance Plan above.

Under the Severance Plan, upon a termination by the Company without cause or a resignation for good reason within 12 months after a change in control, subject to a release of claims, each NEO other than Messrs. Hanna and Pratt are entitled to receive (a) a severance payment of up to the equivalent of 6 months of base salary, (b) medical benefits under COBRA for up to 12 months, (c) full acceleration and vesting of any and all equity awards, and (d) outplacement assistance in accordance with the applicable Company policies and guidelines in effect immediately prior to termination of employment. The Severance Plan does not provide for a tax gross-up.

In addition, the Company's annual cash bonus plan for executive officers generally provides that upon such executive officer's termination of employment without cause or resignation for good reason, which occurs prior to the end of the plan term, such executive officer would receive a pro-rated bonus based on the number of days of employment prior to such termination for the plan year, with the bonus amount calculated based on full satisfaction of the target components under the plan. If an executive officer's employment is terminated without cause or an executive officer resigns for good reason in the middle of a plan year, such executive officer would be entitled to a pro-rated annual bonus for the year of termination.

Acceleration Under Equity Plans

The Company's existing equity compensation plans provide for full acceleration of equity awards upon a qualifying termination after a change in control for all employees of the Company.

The Company's existing equity compensation plans also provide for full acceleration of equity awards in the event that the equity awards are not assumed or replaced in a change in control situation. In addition, pursuant to the terms of the award agreements, in the event that a change in control occurs before the applicable performance result is determined, all outstanding 2023 PSUs will become vested, assuming achievement of target performance, on a pro-rated basis based on the date of such change in control.

In addition, the covered employee shall enjoy any additional rights provided under the terms of an equity compensation award, including but not limited to the terms of the Company's 2016 Stock Incentive Plan, 2007 Stock Incentive Plan, or any other Company equity plan. The Compensation Committee believes that providing this vesting acceleration assists us in attracting and retaining key employees, including our executives, and promotes stability and continuity of our key employees, which we believe is in the best interests of our shareholders. For details, see "*Potential Payments upon Termination or Change in Control*" in this Proxy Statement.

Tax and Accounting Implications

Deductibility of Executive Compensation

Section 162(m) of the Code generally limits our corporate tax deduction for compensation paid to certain executive officers to $1 million per year. Prior to December 22, 2017, when the Tax Cuts and Jobs Act of 2017 ("TCJA") was signed into law, this limitation did not apply to compensation that qualified as "performance-based" compensation under Section 162(m) of the Code. Under the TCJA, this "performance-based" exception was repealed for taxable years beginning after December 31, 2017, except with respect to certain "grandfathered" compensation.

The Compensation Committee intends to maximize our ability to deduct executive compensation for tax purposes to the extent structuring our executive compensation for tax purposes is in alignment with our compensation philosophy. The Compensation Committee nonetheless reserves the right to use its judgment to authorize compensation payments that may not be deductible when the committee believes that such payments are appropriate and in the best interests of our shareholders, after taking into account changing business conditions or the executive officer's performance.

Accounting for Stock-Based Compensation

We accrue our named executive officers' salaries and incentive awards as an expense when earned. For our stock-based compensation, the Financial Accounting Standards Board's Accounting Standards Codification Topic 718, *Compensation—Stock Compensation* ("ASC 718"), requires us to recognize compensation expense within our income statement for all share-based payment arrangements, which includes employee stock option plans. The expense is based on the grant-date fair value of the equity award granted and is recognized ratably over the requisite service period. The Compensation Committee considers the expense of equity awards as part of its overall evaluation of our equity compensation program.

Compensation Policies and Practices and Risk Management

The Compensation Committee considers potential risks when reviewing and approving the compensation programs for our executive officers and other employees. We have designed our compensation programs, including our incentive compensation plans, with specific features to address potential risks while rewarding employees for achieving long-term financial and strategic objectives through prudent business judgment and appropriate risk-taking. The following elements have been incorporated in our programs available for our executive officers:

- A Balanced Mix of Compensation Components—The target compensation mix for our executive officers is composed of base salary, annual cash bonus incentives, and long-term equity awards.

- Multiple Performance Factors—Our incentive compensation plans use both company-wide metrics and individual annual priorities, which encourage a focus on the achievement of objectives for the overall benefit of the Company.

- Different Performance Metrics—We generally use different performance metrics between our cash bonus and performance RSU programs, providing a balance and mitigating against the potential for undue risk in meeting a single goal.

- Realistic Performance Goals—Financial performance goals in our performance-based incentive plans are set at levels that are intended to be attainable without the need to take inappropriate risks.

- Capped Incentive Awards—Payouts for both the annual cash bonus incentive awards and our performance RSUs are capped for our executive officers.

- Stock Ownership Guidelines—Our stock ownership guidelines align the interests of our executive officers with preservation and appreciation of stockholder value over time.

- Multi-Year Vesting—Equity awards vest over multiple years, requiring long-term commitment on the part of employees.

- Competitive Positioning—The Compensation Committee considers our executive compensation program structure and levels relative to our peers. The Compensation Committee generally targets total compensation to be in a market competitive range relative to our peer group and compensation survey data.

- Corporate Governance Programs—We have implemented corporate governance guidelines, a code of conduct, a compensation recoupment policy, and other corporate governance measures and internal controls.

The Compensation Committee also reviews the key design elements of our compensation programs in relation to industry practices, as well as the means by which any potential risks may be mitigated, such as through our internal controls and oversight by management and the board. As a result of this review, the Compensation Committee concluded that, based on a combination of factors, our compensation policies and practices do not incentivize excessive risk-taking that could have a material adverse effect on the Company.

Compensation Committee Report

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, that might incorporate future filings, including this Proxy Statement, with the SEC, in whole or in part, the following report shall not be deemed to be incorporated by reference into any such filings, nor shall the following report be deemed to be incorporated by reference into any future filings under the Securities Act or the Exchange Act, unless specifically stated to be incorporated by reference therein.

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by the Compensation Committee:

Kimberly A. Box, Chair
Nicolas C. Anderson
William J. Dawson
Bradley M. Shuster

Summary Compensation Table

The following table provides summary information concerning the compensation earned during the fiscal years ended December 31, 2023, December 31, 2022, and December 31, 2021, by each of our named executive officers.

Summary Compensation Table(1)

(a) Name and Principal Position	(b) Year	(c) Salary ($)	(d) Bonus ($)	(e) Stock Awards ($)(2)	(f) Option Awards ($)(2)	(g) Non-Equity Incentive Plan Compensation ($)(3)	(h) Nonqualified Deferred Compensation Earnings ($)	(i) All Other Compensation ($)(4)	(j) Total ($)
Joseph F. Hanna	2023	$800,000	—	$2,700,334	—	$1,130,600	—	$140,964	$4,771,898
President and Chief Executive	2022	$700,000	—	$1,350,376	—	$965,913	—	$104,878	$3,121,167
Officer	2021	$663,344	—	$1,875,010	—	$580,509	—	$142,817	$3,261,680
Keith E. Pratt	2023	$500,000	—	$750,672	—	$426,900	—	$61,931	$1,739,503
Executive Vice President, Chief	2022	$480,000	—	$524,876	—	$385,248	—	$43,993	$1,434,117
Financial Officer and Assistant	2021	$465,619	—	$523,045	—	$256,742	—	$70,621	$1,316,027
Corporate Secretary									
Philip B. Hawkins	2023	$380,000	—	$410,784	—	$363,546	—	$43,613	$1,197,943
Senior Vice President and	2022	$350,000	—	$325,000	—	$209,167	—	$30,999	$915,166
Division Manager, Mobile	2021	$317,723	—	$366,677	—	$165,180	—	$48,228	$897,808
Modular									
Gilda Malek(5)	2023	$313,425	—	$400,300	—	$233,823	—	—	$947,548
Vice President, General	2022	—	—	—	—	—	—	—	—
Counsel and Corporate	2021	—	—	—	—	—	—	—	—
Secretary									
Kristina Van Trease	2023	$330,000	—	$479,596	—	$281,754	—	$23,650	$1,115,000
Senior Vice President, Chief	2022	$316,000	—	$255,126	—	$258,749	—	$27,518	$857,393
Strategy Officer	2021	$286,893	—	$228,082	—	$131,259	—	$27,586	$673,820

(1) Amounts disclosed in this and other tables may minimally vary from amounts presented within the CD&A narrative due to rounding to the nearest dollar for tabular purposes.

(2) The amounts in columns (e) and (f) reflect the aggregate grant date fair value amounts, in accordance with ASC the 718, of awards granted pursuant to the 2016 Plan. RSUs were granted to our NEOs on February 24, 2023, with a grant date fair value of $999,853 for Mr. Hanna; $375,336 for Mr. Pratt; $205,392 for Mr. Hawkins; and $320,078 for Ms. Van Trease. Ms. Malek was hired on March 21, 2023, and was granted RSUs on March 31, 2023, with a grant date fair value of $400,300. The grant date fair value of each RSU granted to the NEOs, except for Ms. Malek, is equal to the closing share price of our common stock on the date of grant of $104.26. The grant date fair value of the RSUs granted to Ms. Malek is equal to the closing share price of our common stock on the grant date of March 31, 2023, of $93.31. The PSUs were granted to our NEOs on February 24, 2023, with a grant date fair value of $1,700,481 for Mr. Hanna; $375,336 for Mr. Pratt; $205,392 for Mr. Hawkins; and $159,518 for Ms. Van Trease, based on target level of performance. Ms. Malek did not receive PSUs in 2023. If the maximum level of performance were achieved, each NEO would earn 200% of the target number of PSUs awarded. Based on the closing price of our common stock on the grant date, the maximum value of the PSUs awarded to each NEO is as follows: Mr. Hanna — $3,400,961; Mr. Pratt — $750,672; Mr. Hawkins — $410,784; and Ms. Van Trease — $319,036. Assumptions used in the calculation of these amounts are included in the notes of the Company's audited financial statements for the fiscal year ended December 31, 2023, included in the 2023 Annual Report. These amounts reflect the Company's accounting expense and do not correspond to the actual value that may be realized by the named executive officers.

(3) The amounts in column (g) reflect amounts earned by the named executive officers during the fiscal year ended December 31, 2023, and paid in 2024 pursuant to the Cash Bonus Plan. See "*Non-Equity Performance-Based Incentive Plan Compensation*" in this Proxy Statement for additional detail.

(4)   The amounts in column (i) reflect the cash contributions allocated to each named executive officer pursuant to the provisions of the Company's Employee Stock Ownership and 401(k) Plan and dividend equivalent payouts for vested RSUs and PSUs that were not factored into the grant date fair values of such RSUs and PSUs. The table below details the amounts paid to each named executive officer.

(5)   Ms. Malek was hired by the Company effective March 21, 2023.

Name	Year	Employee Stock Ownership and 401(k) Plan Cash Contribution ($)	RSU and PSU Dividend Payments ($)	Total ($)
Joseph F. Hanna	2023	$13,200	$127,764	$140,964
	2022	$12,200	$ 92,678	$104,878
	2021	$11,600	$131,217	$142,817
Keith E. Pratt	2023	$13,200	$48,731	$61,931
	2022	$12,200	$31,793	$70,621
	2021	$11,600	$59,021	$73,929
Philip B. Hawkins	2023	$13,200	$30,413	$43,613
	2022	$12,200	$18,799	$30,999
	2021	$11,600	$36,628	$48,228
Gilda Malek	2023	—	—	—
	2022	—	—	—
	2021	—	—	—
Kristina Van Trease	2023	$13,200	$10,450	$23,650
	2022	$12,200	$15,318	$27,518
	2021	$11,600	$15,986	$27,586

2023 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Joseph F. Hanna		$ 500,000	$ 800,000	$ 1,400,000	—	—	—	—	—	—	—
	2/24/2023	—	—	—	8,155	16,310	32,620	9,590	—	—	$ 2,700,334
Keith E. Pratt		$ 187,500	$ 300,000	$ 525,000	—	—	—	—	—	—	—
	2/24/2023	—	—	—	1,800	3,600	7,200	3,600	—	—	$ 750,672
Philip B. Hawkins		$ 142,500	$ 228,000	$ 399,000	—	—	—	—	—	—	—
	2/24/2023	—	—	—	985	1970	3,940	1,970	—	—	$ 410,784
Gilda Malek		$ 125,000	$ 200,000	$ 350,000	—	—	—	—	—	—	—
	3/31/2023	—	—	—	—	—	—	4,290	—	—	$ 400,300
Kristina Van Trease ...		$ 123,750	$ 198,000	$ 346,500	—	—	—	—	—	—	—
	2/24/2023							1,530			
	2/24/2023	—	—	—	765	1,530	3,060	1,540	—	—	$ 479,596

(1) The amounts listed in these columns reflect the threshold, target and maximum amounts payable to the named executive officers pursuant to the Cash Bonus Plan. See "*Non-Equity Performance-Based Incentive Plan Compensation*" for additional detail. The threshold assumptions assume achieving 90% of the profitability target and no achievement of the personal annual priorities.

(2) Each named executive officer received a grant of PSUs which are subject to a performance-based vesting component at the end of a three-year performance period, except for Ms. Malek, who did not receive any performance-based RSUs for 2023. Unless earlier forfeited under the terms of the PSUs, each PSU vests and converts into no less than 50% and no more than 200% of one share of Common Stock. The PSUs vest 100% at the end of the three-year performance period if the performance goal is satisfied.

(3) On February 24, 2023, each named executive officer, except for Ms. Malek, who received her grant on March 31, 2023, received a grant of time-based RSUs that vest 33% on each anniversary of the grant date until fully vested. Each unit represents a right to receive one share of Common Stock or an amount equal to the fair market value of the Common Stock underlying the unit on the vesting date. Ms. Van Trease received an additional time-based RSU grant on February 24, 2023 of 1,540 shares to replace the February 25, 2021 PSU grant that was forfeited due to the sale of Adler Tank Rentals on February 1, 2023.

(4) The amounts listed in this column reflect the maximum amount payable to the named executive officers under the terms of the PSUs. Each PSU vests and converts into no less than 50% and no more than 200% of one share of the Company's common stock amounts payable to the named executive officers. The amounts in the table above reflect the probable performance outcome of a maximum payout of 200%. See "*Long-Term Incentive Compensation*" for additional detail.

2023 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Joseph F. Hanna	—	—	—	—	—	2,674(1) $	319,864	8,310(4) $	994,042
						16,040(2) $	1,918,705	16,310(6) $	1,951,002
						5,541(3) $	662,814		
						9,590(5) $	1,147,156		
Keith E. Pratt	—	—	—	—	—	1,017(1) $	121,654	3,230(4) $	386,373
						6,100(2) $	729,682	3,600(6) $	430,632
						2,154(3) $	257,661		
						3,600(5) $	430,632		
Philip B. Hawkins	—	—	—	—	—	641(1) $	76,676	2,000(4) $	239,240
						3,840(2) $	459,341	1,970(6) $	235,651
						1,334(3) $	159,573		
						1,970(5) $	235,651		
Gilda Malek	—	—	—	—	—	4,290(5) $	513,170	—	—
Kristina Van Trease	—	—	—	—	—	514(1) $	61,485	1,570(4) $	187,803
						1,047(3) $	125,242	1,530(6) $	183,019
						1,530(5) $	183,019		
						1,540(7) $	184,215		

1) Represents RSUs granted on February 25, 2021, with 33% vesting on the first annual anniversary of the grant; 33% vesting on the second annual anniversary of the grant; and 34% vesting on the third annual anniversary of the grant. Each RSU represents a right to receive one share of common stock or an amount equal to the fair market value of the Company's common stock underlying the unit on the vesting date, with vesting dates of 2/25/22, 2/25/23, and 2/25/24.

2) Represents PSUs granted on February 25, 2021, which have been earned at 200% of target as a result of achieving the performance conditions at maximum level during the three-year performance period ending on December 31, 2023, which PSUs remained subject to time-based vesting conditions and vested on February 25, 2024.

3) Represents RSUs granted on February 25, 2022, with 33% vesting on the first annual anniversary of the grant; 33% vesting on the second annual anniversary of the grant; and 34% vesting on the third annual anniversary of the grant. Each RSU represents a right to receive one share of the Company's common stock or an amount equal to the fair market value of the Company's common stock underlying the unit on the vesting date, with vesting dates of 2/25/23, 2/25/24, and 2/25/25.

4) Represents PSUs granted on February 25, 2022 that are subject to a performance-based vesting component at the end of a three-year performance period. Unless earlier forfeited under the terms of the PSUs, each PSU vests and converts into no less than 50% and no more than 200% of one share of the Company's common stock. The PSUs vest 100% at the end of the three-year performance period if the performance goal is satisfied, with a vesting date of 2/25/25.

5) Represents RSUs granted on February 24, 2023, with 33% vesting on the first annual anniversary of the grant; 33% vesting on the second annual anniversary of the grant; and 34% vesting on the third annual anniversary of the grant. Each RSU represents a right to receive one share of the Company's common stock or an amount equal to the fair market value of the Company's common stock underlying the unit on the vesting date, with vesting dates of 2/24/24, 2/24/25, and 2/24/26. Except for Ms. Malek who received her RSU grant on March 31, 2023 with vesting dates of 3/31/24, 3/31/25, and 3/31/26.

6) Represents PSUs granted on February 24, 2023 that are subject to a performance-based vesting component at the end of a three-year performance period. Unless earlier forfeited under the terms of the PSUs, each PSU vests and converts into no less than 50% and no more than 200% of one share of the Company's common stock. The PSUs vest 100% at the end of the three-year performance period if the performance goal is satisfied, with a vesting date of 2/24/26.

7) Represents RSUs granted on February 24, 2023, 100% of which vest on the first annual anniversary of the grant. Each RSU represents a right to receive one share of the Company's common stock or an amount equal to the fair market value of the Company's common stock underlying the unit on the vesting date, with a vesting date of 2/24/24.

2023 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Joseph F. Hanna	56,000	$ 3,721,760	22,268	$ 2,269,191
Keith E. Pratt	16,000	$ 1,058,880	7,160	$ 729,404
Philip B. Hawkins	5,280	$ 351,067	4,259	$ 433,991
Gilda Malek	—	$ —	—	$ —
Kristina Van Trease	5,845	$ 373,729	3,458	$ 352,317

(1) The "value realized on exercise" represents the number of shares of Common Stock acquired on exercise of the applicable option multiplied by the NASDAQ Stock Market close price of our Common Stock on the applicable date of exercise, less the number of shares of the Company's common stock acquired on exercise of the option multiplied by the exercise price of the option.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information regarding our equity compensation plans as of December 31, 2023:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	240	$ 34.57	1,123,946
Equity compensation plans not approved by security holders	—	$ —	—
Total	240	$ 34.57	1,123,946

Our 2016 Stock Incentive Plan was approved by shareholders and has been filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Potential Payments upon Termination or Change-in-Control

Pursuant to the terms of the agreements for the McGrath PSU awards granted during the 2022 calendar year (each, a "2022 PSU"), in the event of a change in control of the Company and such event occurs prior to the end of the three-year performance period, at the effective time of such change-in-control event, each outstanding 2022 PSU would accelerate and be deemed earned based on the McGrath Board's good faith best estimate of projected actual performance through the end of the performance period. Assuming a change in control of the Company occurred on December 31, 2023, based on a closing NASDAQ Stock Market price of $119.62 per share on December 29, 2023, the value of the 2022 PSUs that each NEO would be entitled to is shown in the table below. The acceleration and vesting of a portion of the 2022 PSUs occurs on a change in control and is not contingent on an NEO's termination of employment.

Pursuant to the terms of the agreements for the McGrath PSU awards granted during the 2023 calendar year (each, a "2023 PSU"), in the event of a change in control of the Company and such event occurs prior to the end of the three-year performance period, a prorated portion of the 2023 PSUs would vest assuming target performance is achieved, with the prorated portion determined based on the number of days elapsed between the grant date and the change in control event. Assuming a change in control occurred on December 31, 2023, based on a closing NASDAQ Stock Market price of $119.62 per share on December 29, 2023, the value of the 2023 PSUs that each NEO would be entitled to is shown in the table below. The acceleration and prorated vesting of a portion of the 2023 PSUs occurs on a change in control and is not contingent on an NEO's termination of employment.

Name	2022 PSUs		2023 PSUs	
	Number of PSUs	Value of PSUs	Number of PSUs	Value of PSUs
Joseph F. Hanna	16,620	$ 1,988,084	4,617	$ 552,328
Keith E. Pratt	6,460	$ 772,745	1,019	$ 121,911
Philip B. Hawkins	4,000	$ 478,480	557	$ 66,712
Gilda Malek(1)	—	$ —	—	$ —
Kristina Van Trease	3,140	$ 375,607	433	$ 51,812

(1) Ms. Malek was hired on March 21, 2023 and therefore not granted PSUs in 2022 or 2023.

Under the terms of our Cash Bonus Plan, the 2016 Stock Incentive Plan and related equity award agreements and KSOP, as well as our Change in Control Severance Plan and Involuntary Termination Severance Plan for Officers, payments may be made to each of our named executive officers upon his or her termination of employment or a change in control (as defined in each plan) of the Company. See "*Compensation Discussion and Analysis*" and "*Equity Compensation Plan Information*" for a description of, and an explanation of, the specific circumstances that would trigger payments under each plan, agreement, or policy.

The following table sets forth the estimated payments that would be made to each of our named executive officers upon voluntary termination, including termination for good reason, termination not for cause, termination for cause, termination in connection with a change in control, and termination due to death or permanent disability. The payments would be made pursuant to the plans, agreements, or Company policies identified in the preceding paragraph. The information set forth in the table below assumes the termination event occurred on December 31, 2023.

The actual amounts to be paid out can only be determined at the time of an executive's separation from the Company and may differ materially from the amounts set forth in the table below. The amounts set forth in the table below do not reflect the withholding of applicable state and federal taxes.

Name	Voluntary Resignation for Good Reason ($)	Involuntary Termination		Termination Without Cause or Resignation for Good Reason & Change in Control(3) ($)	Retirement, Death, Permanent Disability, or Resignation Without Good Reason ($)
		Without Cause(1) ($)	For Cause ($)		
Joseph F. Hanna					
Non-Equity Incentive Plan	800,000	800,000	0	800,000	0
Accelerated Awards Under Equity Incentive Plans(2)	0	0	0	6,588,962	0
Cash Severance	0	800,000	0	3,200,000	0
Continuation of Medical Benefits Under COBRA (present value)	0	22,354	0	44,708	0
Reasonable Outplacement Assistance	0	15,000	0	15,000	0
Total	800,000	1,637,354	0	9,848,670	0
Keith E. Pratt					
Non-Equity Incentive Plan	300,000	300,000	0	300,000	0
Accelerated Awards Under Equity Incentive Plans(2)	0	0	0	2,434,288	0
Cash Severance	0	500,000	0	1,600,000	0
Continuation of Medical Benefits Under COBRA (present value)	0	34,088	0	34,088	0
Reasonable Outplacement Assistance	0	15,000	0	15,000	0
Total	300,000	849,088	0	4,083,376	0
Philip B. Hawkins					
Non-Equity Incentive Plan	228,000	228,000	0	228,000	0
Accelerated Awards Under Equity Incentive Plans(2)	0	0	0	1,476,436	0
Cash Severance	0	190,000	0	190,000	0
Continuation of Medical Benefits Under COBRA (present value)	0	31,922	0	31,922	0
Reasonable Outplacement Assistance	0	7,500	0	7,500	0
Total	228,000	457,422	0	1,933,858	0
Gilda Malek					
Non-Equity Incentive Plan	200,000	200,000	0	200,000	0
Accelerated Awards Under Equity Incentive Plans(2)	0	0	0	513,170	0
Cash Severance	0	200,000	0	200,000	0
Continuation of Medical Benefits Under COBRA (present value)	0	21,427	0	21,427	0
Reasonable Outplacement Assistance	0	7,500	0	7,500	0
Total	200,000	428,927	0	942,097	0
Kristina Van Trease					
Non-Equity Incentive Plan	198,000	198,000	0	198,000	0
Accelerated Awards Under Equity Incentive Plans(2)	0	0	0	981,381	0
Cash Severance	0	165,000	0	165,000	0
Continuation of Medical Benefits Under COBRA (present value)	0	—	0	—	0
Reasonable Outplacement Assistance	0	7,500	0	7,500	0
Total	198,000	370,500	0	351,881	0

(1) Represents the severance payments and benefits that the NEOs would be entitled to if a termination without cause occurs prior to or after 12 months following a change in control under the Severance Plan including (i) one year of base salary for Messrs. Hanna and Pratt and six months of base salary for Mr. Hawkins and Mses. Malek and Van Trease, (ii) 12 months of COBRA coverage payable to the NEOs (and the NEO's spouse and dependents, as applicable) and (iii) reasonable outplacement assistance. In addition, upon a termination without cause, under the 2023 Cash Bonus Plan, each NEO would be entitled to payment of the target bonus amount pro-rated based on the date of termination. There would not be any acceleration of equity awards if a termination without cause occurs prior to or after 12 months following a change in control.

(2) Assumes termination on the last day of the calendar year, with a closing NASDAQ Stock Market price of $119.62 per share on December 29, 2023. Under the Change in Control Severance Plan and the Severance Plan, as applicable, if a termination of employment without cause or a resignation for good reason within 12 months of a change in control of the Company, all unvested equity awards held by the NEOs would become fully vested. In addition, the award agreements for PSUs granted in 2023 provide for prorated vesting assuming target level of performance based on the number of days elapsed between the grant date and a change in control. For the 2023 PSUs only, the prorated vesting of a portion of the PSUs occurs on a change in control and is not contingent on an NEO's termination of employment. For each NEO, the amount included represents (i) the value of 100% of their unvested RSUs, (ii) the value of 200% of their unvested 2021 PSUs based on actual performance for the performance period; and for the 2022 PSUs assuming performance is achieved at the Board's good faith best estimate of projected actual performance through the end of the performance period, and (iii) the value of their 2023 PSUs assuming target performance and pro-rated based on the number of days elapsed between the grant date and December 31, 2023.

(3) Represents the severance payments and benefits that the NEOs would be entitled to under the Change in Control Severance Plan and the Severance Plan, as applicable, if a termination of employment without cause or a resignation for good reason within 12 months of a change in control of the Company, including (i) for Messrs. Hanna and Pratt, an amount equal to two times the sum of their annual base salary and annual target bonus for the year of termination, and for Mses. Malek and Van Trease and Mr. Hawkins, an amount equal to 6 months of their annual base salary, (ii) 24 months COBRA coverage payable to the CEOs and 12 months of COBRA coverage payable to other NEOs (and the NEO's spouse and dependents, as applicable), (iii) reasonable outplacement assistance and (iv) full acceleration and vesting of all equity awards. In addition, upon a termination without cause or a resignation for good reason, under the 2023 Cash Bonsu Plan, each NEO would be entitled to payment of the target bonus amount pro-rated based on the date of termination.

CEO Compensation Pay Ratio

We believe our executive compensation program must be internally consistent and equitable to motivate our employees to create shareholder value. We monitor the relationship between the compensation of our executive officers and the compensation of our non-managerial employees. For 2023, the total compensation of Joseph F. Hanna, our President and Chief Executive Officer, of $4,579,698, as shown in the "*Summary Compensation Table*" above, (the "CEO Compensation"), was approximately 66 times the total compensation of a median employee of $69,099, calculated in the same manner.

Our CEO to median employee pay ratio is calculated in accordance with the SEC's rules pursuant to Item 402(u) of Regulation S-K. We identified the median employee by examining the 2023 total cash compensation for all individuals, excluding our CEO, who were employed by us on December 31, 2023, the last day of our payroll year. We included all employees, whether employed on a full-time, part-time or seasonal basis. We did not make any assumptions, adjustments or estimates with respect to total cash compensation, and we did not annualize the compensation for any full-time employees that were not employed by us for all of 2023. We believe the use of total cash compensation for all employees is a consistently applied compensation measure because we do not widely distribute annual equity awards to employees.

Treatment of Certain Compensation Elements Upon Termination

Executive Severance Policy. We do not have employment agreements. The Compensation Committee has, however, established terms and conditions to address involuntary termination severance benefits for executive officer-level positions in connection with a change in control of the Company or otherwise. For details, see both the "*Change of Control Severance Plan*" and "*Involuntary Termination Severance Plan for Officers*" discussions within the "*Compensation Discussion and Analysis*" section of this Proxy Statement.

Retirement Plan. All employees who participate in our KSOP are entitled to their vested amounts upon termination of their employment.

Health and Welfare Benefit and Executive Benefits and Perquisites Continuation. An executive officer is not entitled to any continuation of his or her health and welfare benefits, executive benefits, or perquisites (other than pursuant to COBRA) following the termination of his or her employment, except that any executive officer employed with the Company for at least 10 years may remain on the Company's health insurance policy after he or she retires from the Company, provided he or she pays 100% of the premiums.

Long-Term Incentives. Except in the circumstances discussed above, an executive officer forfeits his or her stock options or unvested shares of restricted stock upon termination of employment and is not entitled to any continuation of vesting or acceleration of vesting with respect to his or her options or unvested restricted stock awards. The executive would be, however, entitled to exercise any vested options for a period of 90 days after termination and is entitled to continue to hold his or her shares of restricted stock that had previously vested (in the same manner as any other employee of the Company). In the event of a qualifying termination following a change in control, an executive officer is entitled to the acceleration of vesting with respect to all of his or her equity awards, consistent with the Change in Control arrangements described above.

Pay Versus Performance

In accordance with rules adopted by the SEC, we provide the following disclosure regarding executive Compensation Actually Paid ("CAP") (as calculated in accordance with SEC rules) and certain Company performance for the fiscal years listed below. See *"Executive Compensation"* in this Proxy Statement for a complete description of how executive compensation relates to Company performance and how the Compensation Committee makes its decisions.

| Year | Summary Compensation Table Total for Joseph Hanna $ | Compensation Actually Paid to Joseph Hanna[1][2][3] $ | Average Summary Compensation Table Total for Non-CEO NEOs[4] $ | Average Compensation Actually Paid to Non-CEO NEOs[1][2][3][4] $ | Year-end value of $100 invested on 12/31/2019 in: | | Net Income (in millions) $ | Pre-Tax Income (in millions) $ |
					MGRC $	S&P 500 Industrials Index $		
2023	4,771,898	8,501,597	1,249,999	1,755,679	171.19	165.61	174.6	151.2
2022	3,121,167	4,871,184	1,029,825	1,480,971	138.60	126.96	115.1	150.0
2021	3,261,680	4,386,308	969,855	1,277,750	110.16	157.53	89.7	121.8
2020	2,668,399	1,108,518	857,107	360,892	90.05	123.17	102.0	132.0

(1) Deductions from, and additions to, total compensation in the *"Summary Compensation Table"* by year to calculate CAP include:

| | 2023 | |
	Joseph Hanna	Average Non-CEO NEOs
Total Compensation from Summary Compensation Table	$ 4,771,898	$ 1,249,999
Adjustments for Pension		
Adjustment Summary Compensation Table Pension	$ -	$ -
Amount added for current year service cost	$ -	$ -
Amount added for prior service cost impacting current year	$ -	$ -
Total Adjustments for Pension	$ -	$ -
Adjustments for Equity Awards		
Adjustment for grant date values in the Summary Compensation Table	$ 2,700,334	$ 510,338
Year-end fair value of unvested awards granted in the current year	$ 4,600,430	$ 762,488
Year-over-year difference of year-end fair values for unvested awards granted in prior years	$ 969,825	$ 169,598
Fair values at vest date for awards granted and vested in current year	$ -	$ -
Difference in fair values between prior year-end fair values and vest date fair values for awards granted in prior years	$ 709,030	$ 89,940
Forfeitures during current year equal to prior year-end fair value	$ -	$ 34,213
Dividends or dividend equivalents not otherwise included in total compensation	$ 150,748	$ 28,206
Total Adjustments for Equity Awards	$ 6,430,033	$ 1,016,018
Compensation Actually Paid (as calculated)	$ 8,501,597	$ 1,755,679

(2) The assumptions used in calculating the fair value of the equity awards did not differ in any material respect from the assumptions used to calculate the grant date fair value of the awards as reported in the Summary Compensation Table, except that as of the end of 2023, the fair value calculations of the PSUs

granted in 2021 and 2022 assumed a payout at maximum, and the PSUs granted in 2023 assumed a payout between target and maximum, in each case as compared to the grant date fair value calculations which assumed a payout at target.

(3) Non-CEO NEOs reflect the average *"Summary Compensation Table"* total compensation and average CAP for the following executives by year:
2023: Pratt, Keith; Hawkins, Philip; Malek, Gilda; Van Trease, Kristina
2022: Pratt, Keith; Hawkins, Philip; Craft, Melodie; Van Trease, Kristina
2021: Pratt, Keith; Hawkins, Philip; Lieffrig, John; Craft, Melodie
2020: Pratt, Keith; Hawkins, Philip; Craft, Melodie; Van Trease, Kristina

Most Important Performance Measures

In our assessment, the most important performance measures used to link CAP (as calculated in accordance with the SEC rules) to Company performance are listed in the table below. The role of each of these performance measures in our executive compensation program is discussed in *"Executive Compensation"* in this Proxy Statement.

Performance Measures

Pre-Tax Income

Adjusted EBITDA

Descriptions of the Information Presented in the Pay Versus Performance Table

The illustrations below compare CAP (as calculated in accordance with the SEC rules) and the following measures:

(1) the Company's cumulative TSR and the S&P 500 Industrials Index's cumulative TSR;

(2) the Company's Net Income; and

(3) the Company's Pre-Tax Income

Due to the mechanics of how CAP is calculated, fluctuations in stock price or TSR may have a greater impact on the CAP values than any single financial metric.



CAP vs. TSR



CAP vs. Net Income



CAP vs. Pre-Tax Income

Legend: CEO Compensation Actually Paid; Average NEO Compensation Actually Paid; Pre-Tax Income (millions)

Relationships Amongst Directors or Executive Officers

There are no family relationships among any of the directors or executive officers of the Company, with the exception that David M. Whitney and Kristina Van Trease are husband and wife.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Company during 2023 consisted of Messrs. Anderson, Dawson, and Shuster, and Mses. Box and Fetter. Ms. Fetter resigned from our Board and all committees on which she served effective August 1, 2024. No member of the Compensation Committee is a present or former executive officer or employee of the Company or any of its subsidiaries. No executive officer of the Company has served on the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than the indemnification agreements described below, there were no transactions in 2023 between the Company and a related person required to be reported under applicable SEC rules.

Indemnification Agreements

The Company has entered into indemnification agreements with each of our directors and executive officers. These agreements require the Company to indemnify our executive officers or directors against expenses and, in certain cases, judgments, settlements, or other payments incurred by an executive officer or director in suits brought by the Company, derivative actions brought by our shareholders, and suits brought by other third parties. Indemnification has been granted under these agreements to the fullest extent permitted under California law in situations where an executive officer or director is made, or threatened to be made, a party to the legal proceeding because of his or her service to the Company. In addition, these agreements require us to advance the expenses incurred by our directors and officers in any proceeding in which indemnification may be provided under the applicable indemnification agreement. In addition, our bylaws provide that we may indemnify our directors, executive officers, or other persons treated as agents under the General Corporation Law of the State of California, and advance related expenses, if approved by the shareholders or a disinterested vote of the Board of Directors.

Policies and Procedures Regarding Related Party Transactions

Pursuant to the Audit Committee Charter, the Audit Committee is responsible for reviewing and discussing with management any transactions or courses of dealing with related parties. The Audit Committee considers the following factors in determining whether to approve or disapprove (with referral to the Board of Directors) any such related party transaction or course of action: (i) the financial accounting accorded the transaction or course of action; (ii) whether the terms or other aspects differ from those that would likely be negotiated with independent parties; and (iii) whether the proposed disclosure of the transaction or course of dealing, if any, is in accordance with generally accepted accounting principles and SEC regulations.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to the Company with respect to beneficial ownership of our Common Stock as of October 22, 2024, by (i) each shareholder known to the Company to own beneficially more than 5% of our Common Stock; (ii) each of our directors; (iii) each executive officer named in the Summary Compensation Table above; and (iv) all directors and executive officers of the Company as a group:

Beneficial Owner(1)(2)	Shares Beneficially Owned(3)	Percentage of Class of Shares Beneficially Owned
The Vanguard Group(4) 100 Vanguard Blvd. Malvern, PA 19355	2,691,278	11.0%
BlackRock, Inc.(5) 55 East 52nd Street New York, NY 10055	2,127,591	8.7%
Franklin Mutual Advisors, LLC(6) 101 John F. Kennedy Parkway Short Hills, NJ 07078-2789	1,866,600	7.6%
Joseph F. Hanna(7)	171,513	*
Keith E. Pratt(7)	57,225	*
Philip B. Hawkins(7)	24,128	*
Gilda Malek(7)(8)	919	*
Kristina Van Trease(7)	6,700	*
Nicolas C. Anderson	1,500	*
Kimberly A. Box	8,500	*
Smita Conjeevaram	4,500	*
William J. Dawson	28,105	*
Elizabeth A. Fetter(9)	6,970	*
Bradley M. Shuster	11,700	*
All executive officers and directors as a group (15 persons)(10)	379,165	1.6%

* The percentage of shares beneficially owned by this director or executive officer constitutes less than 2% of our Common Stock as of October 22, 2024.

(1)   Except as otherwise indicated, the address of each of the executive officers and directors is c/o McGrath RentCorp, 5700 Las Positas Road, Livermore, California 94551.

(2)   To the Company's knowledge, except as set forth in the footnotes to this table, and subject to applicable community property laws, each shareholder named in this table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name.

(3)   Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities. Shares of the Company's Common Stock subject to equity awards currently exercisable or that will become exercisable within 60 days of October 22, 2024, are deemed outstanding for computing the percentage of the person holding such equity awards, but are not deemed outstanding for computing the percentage of any other person. Percentages are based on 24,551,184 shares of the Company's Common Stock outstanding as of October 22, 2024.

(4)   The Vanguard Group filed Amendment No. 12 to Schedule 13G with the SEC on February 13, 2024, and reported beneficial ownership of 2,691,278 shares, sole dispositive power with respect to 2,619,230 shares of Common Stock, shared voting power with respect to 45,854 shares of Common Stock, and shared dispositive power with respect to 72,048 shares of Common Stock. The Schedule 13G/A contained information as of December 31, 2023, and may not reflect current holdings of the Company's Common Stock.

(5)   BlackRock, Inc. filed Amendment No. 15 to Schedule 13G with the SEC on January 25, 2024, and reported beneficial ownership of 2,127,591 shares and sole voting power with respect to 2,062,608 shares of Common Stock. The Schedule 13G/A contained information as of December 31, 2023, and may not reflect current holdings of the Company's Common Stock.

(6)   Franklin Mutual Advisers, LLC filed Amendment No. 2 to Schedule 13G with the SEC on January 23, 2024, and reported beneficial ownership of 1,866,600 shares, sole voting power with respect to 1,763,647 shares, and sole dispositive power with respect to 1,866,600 shares of Common Stock. The securities reported are beneficially owned by one or more open-end investment companies or other managed accounts that are investment management clients of Franklin Mutual Advisers, LLC ("FMA"), an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). When an investment management contract (including a sub-advisory agreement) delegates to FMA investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FMA as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, FMA reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement, unless otherwise noted in Item 4 of Schedule 13G. As a result, for purposes of Rule 13d-3 under the Act, FMA may be deemed to be the beneficial owner of the securities reported in Schedule 13G. The Schedule 13G contained information as of December 31, 2023, and may not reflect current holdings of the Company's Common Stock.

(7)   Includes the shares held by the KSOP for the benefit of the named individual. The number of shares included is 264 shares for Mr. Hanna; 358 shares for Mr. Pratt; 19,845 shares for Mr. Hawkins; 0 shares for Ms. Malek; 1,193 shares for Ms. Van Trease; and 38,251 shares for all executive officers as a group. These shares are included because beneficiaries under the KSOP hold sole voting power over the shares (whether or not rights to the shares have vested).

(8)   Ms. Malek was hired by the Company effective March 21, 2023.

(9)   Ms. Fetter resigned from the Board effective August 1, 2024. In connection with her resignation, and as disclosed in the Current Report on Form 8-K filed with the SEC on August 2, 2024, 1,000 shares of unvested RSUs held by Ms. Fetter became fully vested as of August 1, 2024.

(10)   See footnote (7).

Communications with the Board of Directors

Our Board of Directors believes that full and open communication between shareholders and members of our Board of Directors is in the best interests of our shareholders. Shareholders may contact any director or committee of the Board of Directors by writing to the Compliance Officer, c/o McGrath RentCorp, 5700 Las Positas Road, Livermore, California 94551. The Compliance Officer will review all such communications for relevance to activities of the Board of Directors and will promptly forward all relevant written communications to the Board of Directors. Comments or complaints relating to our accounting, internal accounting controls, auditing matters, corporate fraud, or violations of federal or state laws may be referred directly to our Audit Committee by writing to the Chairman of the Audit Committee, c/o Compliance Officer, McGrath RentCorp, 5700 Las Positas Road, Livermore, California 94551. Further details can be found in "Reporting Questionable Accounting and Auditing Practices and Policy Prohibiting Retaliation Against Reporting Employees" and "Corporate Governance Guidelines" found on our website at www.mgrc.com under the Investors section.

Shareholder Recommendations for Membership on our Board of Directors

The Corporate Governance and Nominating Committee will consider shareholder recommendations of director nominees. To recommend director nominee(s), a shareholder must submit the following relevant information in writing to the attention of the Compliance Officer at our principal executive offices: (1) the name, age, business, and residence address of the prospective candidate; (2) a brief biographical description of the prospective candidate, including employment history for the past five years and a statement of the qualifications of the prospective candidate; (3) the class and number of shares of our Common Stock, if any, which are beneficially owned by the prospective candidate; (4) a description of all arrangements or understandings between the shareholder and the prospective candidate pursuant to which the nomination is to be made by the shareholder if the shareholder and the prospective candidate are different individuals; (5) the candidate's signed consent to serve as a director if elected and to be named in our proxy statement; (6) a signed certificate providing the class and number of shares of our Common Stock which are beneficially owned by the shareholder; and (7) any other information that is required to be provided by the shareholder pursuant to Regulation 14A under the Exchange Act. Once the Corporate Governance and Nominating Committee receives the shareholder recommendation, it may deliver to the prospective candidate a questionnaire that requests additional information about the candidate's independence, qualifications, and other matters, including a possible interview, that would assist the Corporate Governance and Nominating Committee in evaluating the candidate, as well as certain information that must be disclosed about the candidate in our proxy statement or other regulatory filings if nominated.

The Corporate Governance and Nominating Committee will not evaluate candidates differently based on who has made the recommendation. The Corporate Governance and Nominating Committee will consider candidates from any reasonable source, in addition to shareholder recommendations. The Corporate Governance and Nominating Committee has the authority under its charter to hire and pay a fee to consultants or search firms to assist in the process of identifying and evaluating candidates. No such consultants or search firms were used for the slate of director nominees up for election at the Annual Meeting, and, accordingly, no fees have been paid to consultants or search firms in the 2023 fiscal year.

We have not received a director nominee recommendation from any shareholder (or group of shareholders) that beneficially owns more than five percent of our Common Stock.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers, and persons who own more than 10% of our Common Stock (collectively, "Reporting Persons") to file initial reports of ownership and changes in ownership of our Common Stock with the SEC and the NASDAQ Stock Market. Copies of these reports are also required to be delivered to us. See "*Security Ownership of Certain Beneficial Owners and Management*" above for identification of those persons who qualify as "Reporting Persons."

We believe, based solely on our review of the copies of such reports submitted on EDGAR and written representations from Reporting Persons, that during the fiscal year ended December 31, 2023, all Reporting Persons complied with all applicable filing requirements in a timely manner.

Code of Business Conduct and Ethics

Our Board of Directors adopted and approved a Code of Business Conduct and Ethics and Whistleblower Policy. This code and Whistleblower Policy apply to all of our employees and our non-employee directors and is posted on our website at www.mgrc.com under the Investors section. The code satisfies the "Code of Ethics" requirements under the Sarbanes-Oxley Act of 2002 as well as the "Code of Conduct" requirements under the Market Place Rules of the NASDAQ Stock Market. The code, among other things, addresses issues relating to conflicts of interests, including internal reporting violations and disclosures, and compliance with applicable laws, rules, and regulations. The purpose of the code is to promote, among other things, honest and ethical conduct, full, fair, accurate, timely, and understandable public disclosures, compliance with applicable laws or regulations, and to ensure to the greatest possible extent that our business is conducted in a legal and ethical manner. Violations under the code or the Whistleblower Policy can be reported anonymously, and the procedures for doing so are set forth in the applicable document. Any waivers or approvals granted under this code with respect to our executive officers and directors may be granted only by the Board of Directors. In addition, any waivers or approvals relating to the principal executive officer, the principal financial officer, the principal accounting officer or controller, or any person performing similar functions must also be obtained from the Audit Committee. Any waivers or approvals to the code with respect to the remainder of the employees may be granted by our Compliance Officer, who is currently Gilda Malek. Any amendments to the code will be promptly disclosed to our shareholders. Our Audit Committee has also established procedures for (a) the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Corporate Governance Guidelines

Our Board of Directors adopted and approved a set of Corporate Governance Guidelines. The guidelines set forth the practices our Board follows with respect to, among other things, the composition of the Board and Board committees, director responsibilities, director continuing education, and performance evaluation of the Board. The guidelines are posted on our website at www.mgrc.com under the Investors section.

No Supermajority Vote on Approval of Mergers or Other Business Combinations

Our corporate governance documents do not contain a supermajority standard for the approval of a merger or a business combination. Such transactions require the affirmative vote of a majority of the outstanding shares.

PROPOSAL NO. 2

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Grant Thornton LLP has been selected by the Audit Committee to be the Company's independent auditors for the Company's fiscal year ending December 31, 2024. Under the Sarbanes-Oxley Act of 2002 and the rules of the SEC promulgated thereunder, the Audit Committee is solely responsible for the appointment, compensation, and oversight of the work of our independent auditors and shareholders are not required to ratify the selection of Grant Thornton LLP. However, we are submitting the selection of Grant Thornton LLP as our independent auditors to our shareholders for ratification as a matter of good corporate practice. In the event that ratification of this selection of independent auditors is not approved by a majority of the shares of Common Stock entitled to vote at the Annual Meeting via online presence or by proxy, the Audit Committee will review our future selection of independent auditors. Even if the appointment of Grant Thornton LLP is ratified by our shareholders, the Audit Committee, in its discretion, may direct the appointment of a different independent auditor at any time during the year if the Audit Committee determines that such a change is in the best interests of the Company and our shareholders.

A representative of Grant Thornton LLP is expected to be present at the Annual Meeting via online presence. The representative will have an opportunity to make a statement and will be available to respond to appropriate questions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Grant Thornton LLP performed services for the Company in fiscal years 2022 and 2021 related to financial statement audit work, quarterly reviews, and quarterly earnings release reviews. Fees related to services rendered by Grant Thornton LLP for fiscal years 2022 and 2021 were as follows:

	2023	2022
Audit Fees(1)	$ 2,139,669	$ 1,818,308
Audit-Related Fees(2)	$ 47,883	$ 44,405
Tax Fees	$ 0	$ 0
All Other Fees	$ 0	$ 0
Total	$ 2,187,552	$ 1,862,713

(1) Audit fees represent fees for the audit of the Company's consolidated financial statements and internal controls over financial reporting included in our 2023 Annual Report and the review of the Company's consolidated financial statements included in our quarterly reports on Form 10-Q and fees in connection with statutory audits and regulatory filings or engagements.

(2) Audit-Related Fees include fees associated with obtaining consents in connection with regulatory filings and audit of the Company's Employee Stock Ownership and 401(k) Plans.

Audit and Non-Audit Services Pre-Approval Policy

Under the Sarbanes-Oxley Act of 2002, all audit and non-audit services performed by Grant Thornton LLP, the Company's independent registered public accounting firm, must be approved in advance by the Audit Committee to assure that such services do not impair the auditors' independence from the Company. In April 2004, the Audit Committee adopted an Audit and Non-Audit Services Pre-Approval Policy which sets forth the procedures and conditions pursuant to which audit and non-audit services to be performed by the independent auditors are to be pre-approved. Pursuant to the policy, certain services or categories of services described in detail in the policy may be pre-approved generally on an annual basis together with pre-approved maximum fee levels for such services. The services eligible for annual pre-approval consist of audit services, audit-related services, tax services, and other services. If not pre-approved on an annual basis, proposed services must otherwise be separately approved prior to being performed by the independent auditors. The Audit Committee may also pre-approve particular services on a case-by-case basis. In addition, any services that receive annual pre-approval but exceed the pre-approved maximum fee level also will require separate approval by the Audit Committee. The Audit Committee may delegate authority to pre-approve audit and non-audit services to any member of the Audit Committee, but may not delegate such authority to management. The Company's independent auditors and Chief Financial Officer are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with the pre-approval policy and the fees for the services performed to date. The Audit Committee pre-approved all of the audit, audit-related, tax, and all other services described as Audit Fees in the table above.

Report of the Audit Committee of the Board of Directors

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act or the Exchange Act that might incorporate future filings, including this Proxy Statement, with the SEC, in whole or in part, the following report shall not be deemed to be incorporated by reference into any such filings, nor shall the following report be deemed to be incorporated by reference into any future filings under the Securities Act or the Exchange Act, unless specifically stated to be incorporated by reference therein.

The Audit Committee currently has three (3) members, consisting of three (3) independent directors, Nicolas C. Anderson, Smita Conjeevaram, and William J. Dawson. Mr. Dawson serves as its Chairman. The Company's management is responsible for the Company's internal controls, financial reporting, compliance with laws and regulations, and ethical business standards. The Company's independent registered public accounting firm, Grant Thornton LLP, is responsible for performing an independent audit of the Company's consolidated financial statements and internal controls over financial reporting in accordance with generally accepted auditing standards of the Public Company Accounting Oversight Board ("PCAOB") (United States) and to issue reports thereon. The Audit Committee's responsibility is to monitor and oversee these processes as well as the independence and performance of the Company's independent registered public accounting firm. However, the members of the Audit Committee are not professionally engaged in the practice of accounting or auditing and are not experts in the fields of accounting or auditing. They rely, without independent verification, on the information provided to them and on the representations made by management and the independent auditors.

The Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2023, and audit of internal controls over financial reporting as of December 31, 2023, with management.

2. The Audit Committee has discussed with Grant Thornton LLP, the Company's independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the PCAOB and the SEC.

3. The Audit Committee has received an independence letter from Grant Thornton LLP as required by the standards of the PCAOB regarding Grant Thornton's communications with the Audit Committee concerning independence and has discussed with Grant Thornton LLP its independence.

4. Based on the reviews and discussions referred to in paragraphs (1) through (3) above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, that the Company's audited consolidated financial statements be included in the 2023 Annual Report that was filed with the SEC on February 21, 2024.

Submitted by the Audit Committee:

William J. Dawson, Chair
Nicolas C. Anderson
Smita Conjeevaram

Required Vote

The affirmative vote of the holders of a majority of the shares of the Company's Common Stock present or represented at the Annual Meeting and entitled to vote is required to approve the ratification of the selection of Grant Thornton LLP as our independent auditors for the year 2024. Abstentions will have the same effect as a vote against this proposal and broker "non-votes," if any, will have no effect on this proposal. Because the ratification of auditors is considered a "routine" matter for which brokers may vote in the absence of shareholder direction, there will not be any broker "non-votes" on this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE <u>FOR</u> THE RATIFICATION OF THE SELECTION OF GRANT THORNTON LLP.

PROPOSAL NO. 3

NON-BINDING, ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("the Dodd-Frank Act") added Section 14A to the Exchange Act, which requires that we provide our shareholders with the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the SEC's compensation disclosure rules. At the Company's 2023 Annual Meeting, the Company's shareholders voted to recommend, on an advisory basis, that advisory votes on executive compensation be held every year. Based on these voting results and consistent with the Company's recommendation, the Board of Directors is holding an advisory vote on the compensation of the Company's named executive officers at the 2024 Annual Meeting.

As described in detail under the heading "*Executive Compensation and Other Information—Compensation Discussion and Analysis*," our executive compensation program is designed to attract and retain exceptional talent, reward past performance, and establish and reward measurable objectives for future performance. Our primary objective is to align our executive officers' interests with the interests of our shareholders by rewarding the achievement of established goals that contribute to increased long-term shareholder value. Please read the "*Compensation Discussion and Analysis*" in this Proxy Statement for additional details about our executive compensation programs, including information about the fiscal year 2023 compensation of our named executive officers.

As part of designing and implementing the compensation programs for all employees, the Company considers the risks that may be created and whether any such risks may have an adverse impact on the Company, and whether, overall, the Company's compensation programs are reasonably likely to have a material adverse impact on the Company. In making this determination, the Company considers the overall mix of compensation for employees as well as the various risk control and mitigation features of our compensation plans, including appropriate performance measures and targets and incentive plan payout maximums.

The Compensation Committee continually reviews the compensation programs applicable to our named executive officers to ensure they achieve the desired goals of aligning our executive compensation structure with our shareholders' interests and current market practices.

A more complete explanation of these changes is included in the "*Compensation Discussion and Analysis*" section of this Proxy Statement.

We are asking our shareholders to indicate their support for our named executive officer compensation as described in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to indicate whether they approve of our named executive officers' compensation. This vote is not intended to address any specific element of compensation, but rather relates to the overall compensation of our named executive officers and the philosophy, policies, and practices described in this Proxy Statement in accordance with the SEC's compensation disclosure rules. Accordingly, we will ask our shareholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table, and the other related tables and disclosure."

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee, or the Board of Directors. The Board of Directors and our Compensation Committee value the opinions of our shareholders and, to the extent there is any significant vote against the named executive officer compensation as disclosed in this Proxy Statement, we will consider our shareholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

Required Vote

The affirmative vote of the holders of a majority of the shares of the Company's Common Stock present or represented at the Annual Meeting and entitled to vote is required to approve, on an advisory basis, the compensation of the Company's named executive officers. Abstentions will have the same effect as a vote against this proposal and broker "non-votes," if any, will have no effect on this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE <u>FOR</u> THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SECURITIES AND EXCHANGE COMMISSION.

OTHER MATTERS

The Board of Directors knows of no other business which will be presented at the Annual Meeting. If any other business is properly brought before the Annual Meeting, it is intended that proxies in the enclosed form will be voted in respect thereof in accordance with the judgments of the persons voting the proxies.

By Order of the Board of Directors,

Gilda Malek
Vice President, General Counsel and Corporate Secretary

October 30, 2024
Livermore, California

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 000-13292

McGRATH RENTCORP
(Exact name of registrant as specified in its Charter)

California	94-2579843
(State or other jurisdiction **of incorporation or organization)**	**(I.R.S. Employer** **Identification No.)**

5700 Las Positas Road, Livermore, CA 94551-7800
(Address of principal executive offices)

Registrant's telephone number: (925) 606-9200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	MGRC	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definition of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

Aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2023 (based upon the closing sale price of the registrant's common stock as reported on the NASDAQ Global Select Market on June 30, 2023): $2,264,372,153.

As of February 20, 2024, 24,496,233 shares of Registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III (Items 10, 11, 12, 13 and 14) of this Annual Report on Form 10-K will either be incorporated herein by reference to the Company's Definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for its 2024 Annual or Special Meeting of Shareholders or included in an amendment to this Annual Report on Form 10-K, which, in either case, will be filed no later than 120 days after December 31, 2023.

Exhibit index appears on page 95.

FORWARD-LOOKING STATEMENTS

Statements contained in this Annual Report on Form 10-K ("this Form 10-K") which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, regarding McGrath RentCorp's (the "Company's") expectations, strategies, prospects or targets are forward looking statements, including statements about (1) our expectations around the effect of the proposed acquisition of us by WillScot Mobile Mini, and (2) our belief that we will continue to be able to negotiate general bank lines of credit and issue senior notes adequate to meet capital requirements not otherwise met by operational cash flows and proceeds from sales of rental equipment. These forward-looking statements also can be identified by the use of forward-looking terminology such as "anticipates", "believes", "continues", "could", "estimates", "expects", "intends", "may", "plan", "predict", "project", or "will", or the negative of these terms or other comparable terminology.

Management cautions that forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause our actual results to differ materially from those projected in such forward-looking statements. Further, our future business, financial condition and results of operations could differ materially from those anticipated by such forward-looking statements and are subject to risks and uncertainties as set forth under "Risk Factors" in this Form 10-K. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.

Forward-looking statements are made only as of the date of this Form 10-K and are based on management's reasonable assumptions, however these assumptions can be wrong or affected by known or unknown risks and uncertainties. No forward-looking statement can be guaranteed and subsequent facts or circumstances may contradict, obviate, undermine or otherwise fail to support or substantiate such statements. Readers should not place undue reliance on these forward-looking statements and are cautioned that any such forward-looking statements are not guarantees of future performance. Except as otherwise required by law, we are under no duty to update any of the forward-looking statements after the date of this Form 10-K to conform such statements to actual results or to changes in our expectations.

PART I

ITEM 1.   BUSINESS.

General Overview

McGrath RentCorp (the "Company") is a California corporation organized in 1979 with corporate offices located in Livermore, California. The Company's common stock is traded on the NASDAQ Global Select Market under the symbol "MGRC". References in this report to the "Company", "we", "us", and "ours" refer to McGrath RentCorp and its subsidiaries, unless the context requires otherwise.

The Company is a diversified business-to-business rental company with three rental divisions: relocatable modular buildings, portable storage containers and electronic test equipment. Although the Company's primary emphasis is on equipment rentals, sales of equipment occur in the normal course of business. At December 31, 2023, the Company was comprised of four reportable business segments: (1) its modular building segment ("Mobile Modular"); (2) its portable storage container segment ("Portable Storage"); (3) its electronic test equipment segment ("TRS-RenTelco"); and (4) its classroom manufacturing business selling modular buildings used primarily as classrooms in California ("Enviroplex").

On February 1, 2023, the Company completed the sale of its former liquid and solid containment segment ("Adler Tanks"), to Ironclad Environmental Solutions, Inc., a portfolio company of Kinderhook Industries, for a cash sale price of $268.0 million. The consolidated financial statements present the historical financial results of the former Adler Tanks segment as discontinued operations for all periods presented. On the same date, the Company acquired Vesta Housing Solutions Holdings, Inc. ("Vesta Modular"), a portfolio company of Kinderhook Industries, that was a leading provider of temporary and permanent modular space solutions, for a cash purchase price of $437.2 million, subject to certain adjustments. The financial results of Vesta Modular were a part of the Mobile Modular segment since February 1, 2023.

Proposed Acquisition by WillScot Mobile Mini

On January 28, 2024, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with WillScot Mobile Mini Holdings Corp., a Delaware corporation ("WillScot Mobile Mini"), Brunello Merger Sub I, Inc., a California corporation and a direct wholly owned subsidiary of WillScot Mobile Mini ("Merger Sub I"), and Brunello Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of WillScot Mobile Mini ("Merger Sub II"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub I will merge with and into the Company (the "First-Step Merger"), with the Company surviving the First-Step Merger and, immediately thereafter, the Company will merge with and into Merger Sub II (the "Second-Step Merger" and together with the First-Step Merger, the "Transaction"), with Merger Sub II surviving the Second-

Step Merger as a wholly owned subsidiary of WillScot Mobile Mini. Each of the parties to the Merger Agreement intends that the Transaction will be treated as a single integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. Consummation of the Transaction is subject to the approval of the Company's shareholders, the receipt of required regulatory approvals, and satisfaction or waiver of other customary closing conditions. The First-Step Merger and the Second-Step Merger will be consummated on the same day.

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the First-Step Merger (the "Effective Time"), each share of common stock, no par value, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time, other than shares of Company Common Stock owned by WillScot Mobile Mini or any subsidiary of WillScot Mobile Mini or the Company, and shares held by shareholders who did not vote in favor of the Transaction (or consent thereto in writing) and who are entitled to demand and properly demands appraisal of such shares, will be automatically converted into the right to receive either (1) $123 in cash (the "Per Share Cash Consideration") or (2) 2.8211 (the "Exchange Ratio") shares of validly issued, fully paid and nonassessable shares of common stock, par value $0.0001, of WillScot Mobile Mini (the "WillScot Mobile Mini Common Stock") (the "Per Share Stock Consideration" together with the Per Share Cash Consideration, the "Merger Consideration"), as determined pursuant to the election and allocation procedures set forth in the Merger Agreement. The Company's shareholders will have the opportunity to elect to receive either the Per Share Cash Consideration or the Per Share Stock Consideration in respect of their Company Common Stock, provided that 60% of the Company Common Stock will be converted into the cash consideration and 40% of the Company Common Stock will be converted into the stock consideration.

The consummation of the Transaction is subject to certain closing conditions, including (i) the approval of the Company's shareholders, (ii) the expiration or termination of all waiting periods applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott Rodino Antitrust Improvements Act of 1976 (the "HSR Act," and such expiration or termination, the "Antitrust Approval"), (iii) the absence of any order by any governmental authorities or other legal restraint or prohibition preventing the consummation of the transactions contemplated by the Merger Agreement, (iv) the effectiveness of the registration statement to be filed by WillScot Mobile Mini with SEC relating to the registration of shares of WillScot Mobile Mini Common Stock to be issued to the Company's shareholders pursuant to the Merger Agreement and (v) other customary conditions specified in the Merger Agreement. The parties have submitted their respective filings under the HSR Act with the U.S. Department of Justice and the Federal Trade Commission as contemplated by the Merger Agreement. The closing of the Transaction is not subject to any financing condition.

For additional information regarding the Transaction, please refer to our current report on Form 8-K and Amendment No. 1 on Form 8-K/A, each filed with the U.S. Securities and Exchange Commission on January 29, 2024.

Because the Transaction is not yet complete, and except as otherwise specifically stated, the descriptions and disclosures presented elsewhere in this Form 10-K assume the continuation of the Company as a public company.

Business Model

The Company invests capital in rental products and generally has recovered its original investment through rents less cash operating expenses in a relatively short period of time compared to the product's rental life. When the Company's rental products are sold, the proceeds generally have covered a high percentage of the original investment. With these characteristics, a significant base of rental assets on rent generates a considerable amount of operating cash flows to support continued rental asset growth. The Company's rental products have the following characteristics:

- The product required by the customer tends to be expensive compared to the Company's monthly rental charge, with the interim rental solution typically evaluated as a less costly alternative.

- Generally, we believe the Company's customers have a short-term need for our rental products. The customer's rental requirement may be driven by a number of factors including time, budget or capital constraints, future uncertainty impacting their ongoing requirements, equipment availability, specific project requirements, peak periods of demand or the customer may want to eliminate the burdens and risks of ownership.

- All of the Company's rental products have long useful lives relative to the typical rental term. Modular buildings ("modulars") have an estimated life of eighteen years compared to the typical rental term of twelve to twenty-four months, portable storage containers ("containers") have an estimated life of twenty-five years compared to a typical rental term of three to twelve months and electronic test equipment has an estimated life range of one to eight years (depending on the type of product) compared to a typical rental term of one to six months.

- We believe short-term rental rates typically recover the Company's original investment quickly based on the respective product's annual yield, or annual rental revenues divided by the average cost of rental equipment. For modulars the original investment is recovered in approximately four years, in approximately three years for containers and approximately three years for electronic test equipment.

- When a product is sold from our rental inventory, a significant portion of the original investment is usually recovered. Effective asset management is a critical element to each of the rental businesses and the residuals realized when product is sold from inventory. Modular asset management requires designing and building the product for a long life, coupled with ongoing repair and maintenance investments, to ensure its long useful rental life and generally higher residuals upon sale. Container asset management requires selecting and purchasing quality products and making ongoing repair and maintenance investments. Steel containers have no technical obsolescence. Electronic test equipment asset management requires understanding, selecting and investing in equipment technologies that support market demand and, once invested, proactively managing the equipment at the model level for optimum utilization through its technology life cycle to maximize the rental revenues and residuals realized.

The Company believes that rental revenue growth from an increasing base of rental assets and improved gross profits on rents are the best measures of the health of each of our rental businesses. Additionally, we believe our business model and results are enhanced by operational leverage that is created from large regional sales and inventory centers for modulars, a single U.S. based sales, inventory and operations facility for electronic test equipment, as well as shared senior management and back-office functions for financing, human resources, insurance, marketing, information technology and operating and accounting systems.

Human Capital Management

As of December 31, 2023, the Company had 1,204 employees, of whom 133 were primarily administrative and executive personnel, with 677, 180, 128 and 86 in the operations of Mobile Modular, Portable Storage, TRS-RenTelco and Enviroplex, respectively. None of our employees are covered by a collective bargaining agreement, and management believes its relationship with our employees is good.

The Company believes its employees are key to its success and it is committed to all of its employees' engagement, training and career development, and personal and professional growth. The Board of Directors also receives regular updates from senior management on matters relating to the Company's strategy for the recruitment, retention and development of the Company's employees. The Company provides training in technical, operational and leadership skills, and places special emphasis on safety, effective communications, customer service, and employee development. Additionally, the Company offers employees a tuition reimbursement program whereby the employee may receive reimbursement for tuition and fees for undergraduate or graduate level academic courses at an accredited two or four year college or university that may help employees improve performance in their current job or prepare them for advancement.

Government Regulations

We are subject to certain environmental, transportation, anti-corruption, import controls, health and safety, privacy and other laws and regulations in locations in which we operate. Our activity in jurisdictions in which we operate is additionally subject to anti-bribery laws and regulations, such as the US Foreign Corrupt Practices Act of 1977, which prevent companies and their officers, employees and agents from making payments to officials and public entities of foreign countries to facilitate obtaining new contracts. We are also subject to laws and regulations that govern and impose liability for activities that may have adverse environmental effects, including discharges into air and water, and handling and disposal of hazardous substances and waste. Our motor vehicles and related units are subject to regulation in certain states under motor vehicle and similar registrations. While we incur costs in our business to comply with these laws and regulations, management does not believe that the costs of compliance with these various governmental regulations is material to our business and financial condition.

Available Information

We make the Company's Securities and Exchange Commission ("SEC") filings available at our website www.mgrc.com. These filings include our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Act of 1934, which are available as soon as reasonably practicable after the Company electronically files such material with, or furnishes such material to, the SEC. Information included on our website is not incorporated by reference to this Form 10-K. Furthermore, all reports the Company files with the SEC are available through the SEC's website at www.sec.gov.

We have a Code of Business Conduct and Ethics which applies to all directors, officers and employees. Copies of this code can be obtained at our website www.mgrc.com. Any waivers to the Code of Business Conduct and Ethics and any amendments to such code applicable to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer or persons performing similar functions, will be posted on our web site.

RELOCATABLE MODULAR BUILDINGS

Description

Modulars are designed for use as classrooms, temporary offices adjacent to existing facilities, sales offices, construction field offices, restroom buildings, health care clinics, child care facilities, office space and for a variety of other purposes and may be moved from one location to another. Modulars vary from simple single-unit construction site offices to multi-floor modular complexes. The Company's modular rental fleet includes a full range of styles and sizes. The Company considers its modulars to be among the most attractive and well-designed available. The units are constructed with wood or metal siding, sturdily built and physically capable of a long useful life. Modulars are generally provided with installed heat, air conditioning, lighting, electrical outlets and floor covering, and may have customized interiors including partitioning, cabinetry and plumbing facilities.

Mobile Modular purchases new modulars from various manufacturers who build to Mobile Modular's design specifications. During 2023, Mobile Modular purchased 30% of its modular units from one manufacturer. The Company believes that the loss of any of its primary modular manufacturers could have an adverse effect on its operations since Mobile Modular could experience higher prices and longer lead times for delivery of modular units until other manufacturers were able to increase their production capacity.

The Company's modulars are manufactured to comply with state building codes, have a low risk of obsolescence, and can be modified or reconfigured to accommodate a wide variety of customer needs. Historically, as state building codes have changed over the years, Mobile Modular has been able to continue to use existing modulars, with minimal, if any, required upgrades. The Company has no assurance that it will continue to be able to use existing modular equipment with minimal upgrades as building codes change in the future.

Mobile Modular operates from regional sales and inventory centers serving large geographic areas. These sales and inventory centers have in-house infrastructure and operational capabilities to support quick and efficient repair, modification, and refurbishment of equipment for the next rental opportunity. The Company believes operating from large regional sales and inventory centers results in better operating margins as operating costs can be spread over a large installed customer base. Mobile Modular actively maintains and repairs its rental equipment, and management believes this ensures the continued use of the modular product over its long life and, when sold, has resulted in higher sale proceeds relative to its capitalized cost. When rental equipment returns from a customer, the necessary repairs and preventative maintenance are performed prior to its next rental. By making these expenditures for repair and maintenance throughout the equipment's life we believe that older equipment can generally rent for rates similar to those of newer equipment. Management believes the condition of the equipment is a more significant factor in determining the rental rate and sale price than its age. Over the last three years, used equipment sold each year represented approximately 2% of rental equipment, and has been, on average, 14 years old with sale proceeds above its net book value.

Competitive Strengths

Strong Industry Position – Mobile Modular has a leading modular building fleet in the United States. Rental units for temporary classroom and other educational space needs are an important industry segment and the Company believes Mobile Modular is a leading supplier in California and Florida, and a significant supplier in Texas, of modular educational facilities for rental to both public and private schools. Management is knowledgeable about the needs of its educational customers and the related regulatory requirements in the states where Mobile Modular operates, which enables Mobile Modular to meet its customers' specific project requirements.

Expertise – The Company believes that over the 40 plus years during which Mobile Modular has competed in the modular rental industry, it has developed expertise that delivers value to customers. Mobile Modular has dedicated its attention to continuously developing and improving the quality of its modular units. Mobile Modular has expertise in the licensing and regulatory requirements that govern modulars in the states where it operates, and its management, sales and operational staffs are knowledgeable and committed to providing exemplary customer service. Mobile Modular has expertise in project management and complex applications.

Operating Structure – Part of the Company's strategy for Mobile Modular is to create facilities and infrastructure capabilities that allow it to drive greater efficiency and pass the benefits to customers. Mobile Modular achieves this by building regional sales and inventory centers designed to serve a broad geographic area and a large installed customer base under a single overhead structure, thereby reducing its cost per transaction. The Company's regional facilities and related infrastructure enable Mobile Modular to maximize its modular inventory utilization through efficient and cost effective in-house repair, maintenance and refurbishment for quick redeployment of equipment to meet its customers' needs.

Asset Management – The Company believes Mobile Modular markets high quality, well-constructed and attractive modulars. Mobile Modular requires manufacturers to build to its specifications, which enables Mobile Modular to maintain a standardized quality fleet. In addition, through its ongoing repair, refurbishment and maintenance programs, the Company believes Mobile Modular's buildings are the best maintained in the industry. The Company depreciates its modular buildings over an 18 year estimated useful life to a 50% residual value. Older buildings continue to be productive primarily because of Mobile Modular's focus on ongoing fleet maintenance. Also, as a result of Mobile Modular's maintenance programs, when a modular unit is sold, a high percentage of the equipment's capitalized cost is recovered. In addition, the fleet's utilization is regionally optimized by managing inventory through estimates of market demand, fulfillment of current rental and sale order activity, modular returns and capital purchases.

Customer Service - The Company believes the modular rental industry to be service intensive and locally based. The Company strives to provide excellent service by meeting its commitments to its customers, being proactive in resolving project issues and seeking to continuously improve the customers' experience. Mobile Modular is committed to offering quick response to requests for information, providing experienced assistance, on time delivery and preventative maintenance of its units. Mobile Modular's goal is to continuously improve its procedures, processes and computer systems to enhance internal operational efficiency. The Company believes this dedication to customer service results in high levels of customer loyalty and repeat business.

Market

Management estimates relocatable modular building rental is an industry that today has equipment on rent or available for rent in the U.S. with an aggregate original cost of over $5.0 billion. Mobile Modular's largest business segment is for temporary classroom and other educational space needs of public and private schools, colleges and universities in California, Florida, Georgia, Louisiana, Maryland, North Carolina, South Carolina, Texas, Virginia and Washington, D.C. Management believes the demand for rental classrooms is caused by shifting and fluctuating school populations, the limited state funds for new construction, the need for temporary classroom space during reconstruction of older schools, class size reduction and the phasing out of portable classrooms compliant with older building codes (see "Classroom Rentals and Sales to Public Schools (K-12)" below). Other customer applications include sales offices, construction field offices, health care facilities, church sanctuaries and child care facilities. Industrial, manufacturing, entertainment and utility companies, as well as governmental agencies commonly use large multi-modular complexes to serve their interim administrative and operational space needs. Modulars offer customers quick, cost-effective space solutions while conserving their capital. The Company's corporate offices and regional sales and inventory center offices are housed in various sizes of modular units.

Since most of Mobile Modular's customer requirements are to fill temporary space needs, Mobile Modular's marketing emphasis is primarily on rentals rather than sales. Mobile Modular attracts customers through its website at www.mobilemodular.com, internet advertising and direct marketing. Customers are encouraged to visit a regional sales and inventory center to view different models on display and to see a regional office, which is a working example of a modular application.

Because service is a major competitive factor in the rental of modulars, Mobile Modular offers quick response to requests for information, assistance in the choice of a suitable size and floor plan, in-house customization services, rapid delivery, timely installation and field service of its units. On Mobile Modular's website, customers are able to view and select inventory for quotation and request in-field service.

Rentals

Rental periods range from one month to several years with a typical initial contract term between twelve and twenty four months. In general, monthly rental rates are determined by a number of factors including length of term, market demand, product availability and product type. Upon expiration of the initial term, or any extensions, rental rates are reviewed, and when appropriate, are adjusted based on current market conditions. Most rental agreements are operating leases that provide no purchase options, and when a rental agreement does provide the customer with a purchase option, it is generally on terms management believes to be attractive to Mobile Modular.

The customer is responsible for obtaining the necessary use permits and for the costs of insuring the unit, and is financially responsible for transporting the unit to the site, preparation of the site, installation of the unit, dismantle and return delivery of the unit to Mobile Modular, and certain costs for customization. Mobile Modular maintains the units in good working condition while on rent. Upon return, the units are inspected for damage and customers are billed for items considered beyond normal wear and tear. Generally, the units are then repaired for subsequent use. Repair and maintenance costs are expensed as incurred and can include floor repairs, roof maintenance, cleaning, painting and other cosmetic repairs. The costs of major refurbishment of equipment are capitalized to the extent the refurbishment significantly improves the quality and adds value or life to the equipment.

At December 31, 2023, Mobile Modular owned 40,382 new or previously rented modulars, with an aggregate cost of $1,291.1 million including accessories, or an average cost per unit of $31,972. Utilization is calculated at the end of each month by dividing the cost of rental equipment on rent by the total cost of rental equipment, excluding new equipment inventory and accessory equipment. At December 31, 2023, fleet utilization was 79.4% and average fleet utilization during 2023 was 79.7%.

Sales

In addition to operating its rental fleet, Mobile Modular sells modulars to customers. These sales may arise out of its marketing efforts for the rental fleet and from existing equipment already on rent or from specific requests for new buildings for a permanent need. The Company has a dedicated team that focuses on these custom sale opportunities. Such sales can be of either new or used units from the rental fleet, which permits some turnover of older units. During 2023 Mobile Modular's largest sale represented approximately 4% of Mobile Modular's sales, 3% of the Company's consolidated sales and less than 1% of the Company's consolidated revenues.

Mobile Modular typically provides limited 90-day warranties on used modulars and passes through the manufacturers' one-year warranty on new units to its customers. Warranty costs have not been significant to Mobile Modular's operations to date, and the Company attributes this to its commitment to high quality standards and regular maintenance programs. However, there can be no assurance that warranty costs will continue to be insignificant to Mobile Modular's operations in the future.

Enviroplex manufactures portable classrooms built to the requirements of the California Division of the State Architect ("DSA") and sells directly to California public school districts and other educational institutions.

Seasonality

Typically, during each calendar year, our highest numbers of classrooms are shipped for rental and sale orders during the second and third quarters for delivery and installation prior to the start of the upcoming school year. The majority of classrooms shipped in the second and third quarters have rental start dates during the third quarter, thereby making the fourth quarter the first full quarter of rental revenues recognized for these transactions.

Competition

Competition in the rental and sale of relocatable modular buildings is intense. Some of our competitors in the modular building leasing industry, have a greater range of products and services, greater financial and marketing resources, larger customer bases, and greater name recognition than we have. In addition, a number of other smaller companies operate regionally throughout the country and have a stronger local presence in those places. Mobile Modular operates primarily in California, Colorado, Florida, Georgia, Louisiana, Maryland, North Carolina, the Pacific Northwest, South Carolina, Texas, Virginia and Washington, D.C. Significant competitive factors in the rental business include availability, price, service, reliability, appearance and functionality of the product. Mobile Modular markets high quality, well-constructed and attractive modulars. Part of the Company's strategy for modulars is to create facilities and infrastructure capabilities that its competitors cannot easily duplicate. The Company's facilities and related infrastructure enable it to modify modulars efficiently and cost effectively to meet its customers' needs. Management's goal is to be more responsive at less expense. Management believes this strategy, together with its emphasis on prompt and efficient customer service, gives Mobile Modular a competitive advantage. Mobile Modular is determined to respond quickly to requests for information, and provide experienced assistance for the first-time user, rapid delivery and timely repair of its modular units. Mobile Modular's already high level of efficiency and responsiveness continues to improve as the Company upgrades procedures, processes and computer systems that control its internal operations. The Company anticipates intense competition to continue and believes it must continue to improve its products and services to remain competitive in the market for modulars.

Classroom Rentals and Sales to Public Schools (K-12)

Mobile Modular and Enviroplex provide classroom and specialty space needs serving public and private schools, colleges and universities. Within the educational market, the rental (by Mobile Modular) and sale (by Enviroplex and Mobile Modular) of modulars to public school districts for use as portable classrooms, restroom buildings and administrative offices for kindergarten through grade twelve (K-12) are a significant portion of the Company's revenues. Mobile Modular rents and sells classrooms in California, Florida, Georgia, Louisiana, Maryland, North Carolina, the Pacific Northwest, South Carolina, Texas, Virginia and Washington, D.C. Enviroplex sells classrooms in the California market. California is Mobile Modular's largest educational market. Historically, demand in this market has been fueled by shifting and fluctuating student populations, insufficient funding for new school construction, class size reduction programs, modernization of aging school facilities and the phasing out of portable classrooms no longer compliant with current building codes. The following table shows the approximate percentages of the Company's modular rental and sales revenues, and of its consolidated rental and sales revenues for the past three years, that rentals and sales to these schools constitute:

Rentals and Sales to Public Schools (K-12) as a Percentage of Total Rental and Sales Revenues

Percentage of:	2023	2022	2021
Modular Rental Revenues *(Mobile Modular)*	26%	30%	34%
Modular Sales Revenues *(Mobile Modular & Enviroplex)*	30%	43%	50%
Modular Rental and Sales Revenues *(Mobile Modular & Enviroplex)*	27%	35%	40%
Consolidated Rental and Sales Revenues [1]	18%	21%	24%

1. Consolidated Rental and Sales Revenue percentage is calculated by dividing Modular rental and sales revenues to public schools (K-12) by the Company's consolidated rental and sales revenues from continuing operations.

2. During the year ended December 31, 2023, the Company determined that the Portable Storage segment met the criteria for separate segment reporting and the Company divested its Adler Tanks segment. As a result of these changes, the rental and sales to public schools as a percentage of total rental and sales revenues for 2022 and 2021, have been restated to present the Mobile Modular and Enviroplex results from continuing operations only.

School Facility Funding

Funding for public school facilities is derived from a variety of sources including the passage of both statewide and local facility bond measures, operating budgets, developer fees, various taxes including parcel and sales taxes levied to support school operating budgets, and lottery funds. There is no certainty on the timing of the bond sales and it could take additional years before projects funded by these bonds generate meaningful demand for relocatable classrooms.

PORTABLE STORAGE CONTAINERS

Description

Portable Storage's rental inventory is comprised of steel containers used to provide a temporary storage solution that is delivered to the customer's location and addresses the need for secure, temporary storage with immediate access to the unit. The containers are comprised of the following products:

- Storage containers, which consist of new and used steel shipping containers certified under International Organization for Standardization ("ISO") standards, that provide a flexible, low cost alternative to warehousing, while offering greater security, convenience and immediate accessibility. Storage containers are made from weather-resistant corrugated steel and are 8 feet wide and available in lengths ranging from 8 to 53 feet, with 20-foot and 40-foot length containers being the most common.
- Office containers are either modified or specifically manufactured containers that provide self-contained office space with maximum design flexibility. Office containers are often referred to as ground level offices ("GLOs"). GLOs provide the advantage of ground level accessibility and high security.

Competitive Strengths

Strong Industry Position - The Company believes that Portable Storage is one of the largest participants in the temporary portable storage rental industry in North America. Portable Storage has a national reach from branches serving the West, Pacific Northwest, Northeast, Mid-Atlantic, Southeast and Midwest.

Expertise and Customer Service – The Company believes that Portable Storage has highly experienced operating management and branch employees. The Company believes that Portable Storage provides a superior level of customer service due to its strong relationship building skills, quality of fleet, driver development program and the quality of its responsiveness.

Asset Management – The Company believes that Portable Storage markets high quality, well-constructed and well-maintained rental products. The Company depreciates its containers over a 25-year estimated useful life to 62.5% residual value. We believe that if maintained, older containers will continue to produce similar rental rates as newer equipment. The fleet's utilization is regionally optimized by understanding key vertical market customer demand, seasonality factors, competitors' product availability and expected equipment returns.

Market

The portable storage container rental market in the U.S. has a large and diverse number of market segments including construction, retail, commercial and industrial, energy and petrochemical, manufacturing, education and healthcare.

The container rental products may be utilized throughout the U.S. and are not subject to any local or regional construction code or approval standards.

Rentals

Portable Storage rents its storage and office containers typically for rental periods of one to twelve months, although in some instances, rental terms can be over a year or longer. Monthly rental rates typically are between 2% and 4% of the equipment's original acquisition cost. At December 31, 2023, Portable Storage owned 42,210 containers with an aggregate cost of $236.1 million or an average cost per unit of $5,594. Utilization is calculated each month by dividing the cost of the rental equipment on rent by the total cost of rental equipment, excluding new and accessory equipment. Utilization was 71.5% at December 31, 2023 and averaged 77.3% during the year.

Seasonality

Rental activity may vary depending upon the extent of retail activity that typically occurs during the fourth quarter and the impact inclement weather may have on construction activity.

Competition

The portable storage container rental industry is highly competitive. Some of our competitors may be larger than we are, have greater financial and other resources than we have, are more geographically diverse than we are and have greater name recognition among customers than we do. Portable Storage also competes against local companies that may have longer operating histories and a strong local presence. As a result, our competitors that have these advantages may be better able to attract and retain customers and provide their products and services at lower rental rates. Portable Storage competes with these companies based upon product availability, product quality, price and service. Portable Storage may encounter increased competition from existing competitors or from new entrants in the future.

ELECTRONIC TEST EQUIPMENT

Description

TRS-RenTelco rents and sells electronic test equipment nationally and internationally from two facilities located on the grounds of the Dallas Fort Worth International Airport in Grapevine, Texas (the "Dallas facility") and Dollard-des-Ormeaux, Canada (the "Montreal facility"). TRS-RenTelco's revenues are derived from the rental and sale of general purpose and communications test equipment to a broad range of companies, from Fortune 500 to middle and smaller market companies, in the aerospace, defense, communications, manufacturing and semiconductor industries. Electronic test equipment revenues are primarily affected by the business activity within these industries related to research and development, manufacturing, and communication infrastructure installation and maintenance. The Dallas facility, TRS-RenTelco's primary operating location, houses the electronic test equipment inventory, sales engineers, calibration laboratories, and operations staff for U.S. and international business. The Montreal facility houses sales engineers and operations staff to serve the Canadian market. As of December 31, 2023, the original cost of electronic test equipment inventory was comprised of 80% general purpose electronic test equipment and 20% communications electronic test equipment.

Engineers, technicians and scientists utilize general purpose electronic test equipment in developing products, controlling manufacturing processes, completing field service applications and evaluating the performance of their own electrical and electronic equipment. These instruments are rented primarily to aerospace, defense, electronics, industrial, research and semiconductor industries. To date, Keysight Technologies, Rhode & Schwarz and Tektronix, a division of Fortive Corporation, have manufactured the majority of TRS-RenTelco's general purpose electronic test equipment with the remainder acquired from over 60 other manufacturers.

Communications test equipment, including fiber optic test equipment, is utilized by technicians, engineers and installation contractors to evaluate voice, data and multimedia communications networks, to install fiber optic cabling, and in the development and manufacturing of transmission, network and wireless products. These instruments are rented primarily to manufacturers of communications equipment and products, electrical and communications installation contractors, field technicians, and service providers. To date, Anritsu, Viavi Solutions and Fluke Networks, a division of Fortive Corporation, have manufactured a significant portion of TRS-RenTelco's communications test equipment, with the remainder acquired from over 40 other manufacturers.

TRS-RenTelco's general purpose test equipment rental inventory includes oscilloscopes, amplifiers, analyzers (spectrum, network and logic), signal source and power source test equipment. The communications test equipment rental inventory includes network and transmission test equipment for various fiber, copper and wireless networks. TRS-RenTelco occasionally rents electronic test equipment from other rental companies and re-rents the equipment to customers.

Competitive Strengths

Strong Industry Position - The Company believes that TRS-RenTelco is one of the largest electronic test equipment rental and leasing companies offering a broad and deep selection of general purpose and communications test equipment for rent in North America.

Expertise - The Company believes that its knowledge of products, technology and applications expertise provides it with a competitive advantage over others in the industry. Customer requirements are supported by application engineers and technicians that are knowledgeable about the equipment's uses to ensure the right equipment is selected to meet the customer's needs. This knowledge can be attributed to the experience of TRS-RenTelco's management, sales and operational teams.

Operating Structure - TRS-RenTelco is supported by a centralized distribution and inventory center on the grounds of the Dallas-Fort Worth International Airport in Texas. The Company believes that the centralization of servicing all customers in North America and internationally by TRS-RenTelco's experienced logistics teams provides a competitive advantage by minimizing transaction costs and enabling TRS-RenTelco to ensure customer requirements are met.

Asset Management - TRS-RenTelco's rental equipment inventory is serviced by an ISO 9001-2015 registered and compliant calibration laboratory that repairs and calibrates equipment ensuring that off rent equipment is ready to ship immediately to meet customers' needs. TRS-RenTelco's team of technicians, product managers and sales personnel are continuously monitoring and analyzing the utilization of existing products, new technologies, general economic conditions and estimates of customer demand to ensure the right equipment is purchased and sold, at the right point in the equipment's technology life cycle. The Company believes this enables it to maximize utilization of equipment and the cash flow generated by the rental and sales revenue of each model of equipment. TRS-RenTelco strives to maintain strong relationships with equipment manufacturers, which enables it to leverage those relationships to gain rental opportunities.

Customer Service - The Company believes that its focus on providing excellent service to its customers provides a competitive advantage. TRS-RenTelco strives to provide exemplary service to fulfill its commitments to its customers. TRS-RenTelco prides itself in providing solutions to meet customers' needs by having equipment available and responding quickly and thoroughly to their requests. TRS-RenTelco's sophisticated in-house laboratory ensures the equipment is fully functional and meets its customers' delivery requirements. Service needs of TRS-RenTelco's customers are supported 24 hours a day, 7 days a week by its customer care specialists. TRS-RenTelco's goal is to provide service beyond its customers' expectations, which, the Company believes, results in customer loyalty and repeat business.

Market

Electronic test equipment rental is a market which we estimate has equipment on rent worldwide or available for rent with an aggregate original cost in excess of $1 billion. There is a broad customer base for the rental of such instruments, including aerospace, communications, defense, electrical contractor, electronics, industrial, installer contractor, network systems and research companies.

TRS-RenTelco markets its electronic test equipment throughout the United States, Canada, and, to a limited extent, other countries. TRS-RenTelco attracts customers through its outside sales force, website at www.TRSRenTelco.com, telemarketing program, trade show participation, paid internet search and electronic mail campaigns. A key part of the sales process is TRS-RenTelco's knowledgeable inside sales engineering team that effectively matches test equipment solutions to meet specific customer's requirements.

The Company believes that customers rent electronic test equipment for many reasons. Customers frequently need equipment for short-term projects, to evaluate new products, and for backup to avoid costly downtime. Delivery times for the purchase of such equipment can be lengthy; thus, renting allows the customer to obtain the equipment expeditiously. The Company also believes that the relative certainty of rental costs can facilitate cost control and be useful in the bidding of and pass-through of contract costs. Finally, renting rather than purchasing may better satisfy the customer's budgetary constraints.

Rentals

TRS-RenTelco rents electronic test equipment typically for rental periods of one to six months, although in some instances, rental terms can be up to a year or longer. Monthly rental rates typically are between 2% and 10% of the current manufacturers' list price. TRS-RenTelco depreciates its equipment over 1 to 8 years with no residual value.

At December 31, 2023, TRS-RenTelco had an electronic test equipment rental inventory including accessories with an aggregate cost of $377.6 million. Utilization is calculated each month by dividing the cost of the rental equipment on rent by the total cost of rental equipment, excluding accessory equipment. Utilization was 55.9% as of December 31, 2023 and averaged 58.9% during the year.

Sales

Profit from equipment sales is a material component of TRS-RenTelco's overall annual earnings. Gross profit from sales of both used and new equipment over the last five years generally has ranged from approximately 20% to 22% of total annual gross profit for our electronics division. For 2023, gross profit on equipment sales was approximately 21% of total division gross profit. Equipment sales are driven by the turnover of older technology rental equipment, to maintain target utilization at a model number level, and new equipment sales opportunities. In 2023, approximately 18% of the electronic test equipment revenues were derived from sales. The largest electronic test equipment sale during 2023 represented 7% of electronic test equipment sales, 1% of the Company's consolidated sales and less than 1% of consolidated revenues. There is intense competition in the sales of electronic test equipment from a world-wide network of test equipment brokers and resellers, legacy rental companies, and equipment manufacturers. We believe the annual world-wide sales of electronic test equipment is in excess of $8.0 billion per year.

Seasonality

Rental activity may decline in the fourth quarter month of December and the first quarter months of January and February. These months may have lower rental activity due to holiday closures, particularly by larger companies, inclement weather and its impact on various field related communications equipment rentals, and companies' operational recovery from holiday closures which may impact the start-up of new projects coming online in the first quarter. These factors may impact the quarterly results of each year's first and fourth quarter.

Competition

The electronic test equipment rental business is characterized by intense competition from several competitors, some of which may have access to greater financial and other resources than we do. TRS-RenTelco competes with these and other test equipment rental companies on the basis of product availability, price, service and reliability. Although no single competitor holds a dominant market share, we face intense competition from these established entities and new entrants in the market. Some of our competitors may offer similar equipment for lease, rental or sales at lower prices and may offer more extensive servicing, or financing options.

REPORTABLE SEGMENTS

For segment information regarding the Company's four reportable business segments: Mobile Modular, Portable Storage, TRS-RenTelco and Enviroplex, see "Note 15. Segment Reporting" to the audited Consolidated Financial Statements of the Company included in "Item 8. Financial Statements and Supplementary Data."

ITEM 1A. RISK FACTORS

You should carefully consider the following discussion of various risks and uncertainties. We believe these risk factors are the most relevant to our business and could cause our results to differ materially from the forward-looking statements made by us. Our business, financial condition, and results of operations could be seriously harmed if any of these risks or uncertainties actually occur or materialize. In that event, the market price for our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO THE PROPOSED ACQUISITION BY WILLSCOT MOBILE MINI:

There are material uncertainties and risks associated with the proposed Transaction, including the timing of the consummation of the Transaction, which may adversely affect our business and ongoing operations, financial condition and results of operations, employees, customers, shareholders, other parties and business prospects, and a failure to complete the Transaction on the terms reflected in the Merger Agreement, if at all, could have a material and adverse effect on our business, financial condition, results of operations, cash flows and stock price.

- The announcement and pendency of the proposed Transaction may adversely affect our business, financial condition and results of operations.

    - On January 28, 2024, we entered into the Merger Agreement with WillScot Mobile Mini. Uncertainty about the effect of the proposed Transaction on our employees, customers, shareholders and other parties may have an adverse effect on our business, financial condition and results of operation regardless of whether the proposed Transaction is completed. The risks to our business include the following, all of which could be exacerbated by a delay in the completion of the proposed Transaction:

        - the impairment of our ability to attract, retain, and motivate our employees, including key personnel;

        - the diversion of significant management time and resources towards the completion of the proposed Transaction;

        - difficulties maintaining relationships with customers, suppliers, and other business partners;

        - delays or deferments of certain business decisions by our customers, suppliers, and other business partners;

        - the inability to pursue alternative business opportunities or make appropriate changes to our business because the Merger Agreement requires us to use reasonable best efforts to conduct our business in the ordinary course of business and not engage in certain kinds of transactions prior to the completion of the proposed Transaction;

        - litigation relating to the proposed Transaction and the costs related thereto; and

        - the incurrence of significant costs, expenses, and fees for professional services and other transaction costs in connection with the proposed Transaction.

    Additionally, in approving the Merger Agreement, our Board of Directors considered a number of factors and potential benefits, including the fact that the Transaction consideration to be received by holders of our common stock represented an approximate 10% premium over the Company's closing stock price of $111.75 on January 26, 2024, the last full trading day prior to the announcement of the proposed Transaction. If the Transaction is not completed, neither we nor the holders of our common stock may realize this benefit of the Transaction.

- Failure to consummate the proposed Transaction within the expected timeframe or at all could have a material adverse impact on our business, financial condition and results of operations.

    There can be no assurance that the proposed Transaction will be consummated. The consummation of the proposed Transaction is subject to certain regulatory approvals and customary closing conditions. The obligation of each party to consummate the Transaction is also conditioned upon the other party's representations and warranties being true and correct to the extent specified in the Merger Agreement and the other party having performed in all material respects its obligations under the Merger Agreement. There can be no assurance that these and other conditions to closing will be satisfied in a timely manner or at all. The Merger Agreement also includes customary termination provisions for both the Company and WillScot Mobile Mini, and we may be required to pay WillScot Mobile Mini a termination fee equal to $120 million in certain specified circumstances, including, among other circumstances, if WillScot Mobile Mini terminates the Merger Agreement following a Company Adverse Recommendation Change prior to receipt of Company Shareholder Approval (each as defined in the Merger Agreement) or (ii) the Company terminates the Merger Agreement to enter into an alternative acquisition agreement in respect of a Superior Proposal (as defined in the Merger Agreement). If we are required to make this payment, doing so may materially adversely affect our business, financial condition and results of operations.

There can be no assurance that a remedy will be available to us in the event of a breach of the Merger Agreement by WillScot Mobile Mini or its affiliates or that we will wholly or partially recover for any damages incurred by us in connection with the proposed Transaction. A failed transaction may result in negative publicity and a negative impression of us among our customers or in the investment community or business community generally. Furthermore, any disruptions to our business resulting from the announcement and pendency of the proposed Transaction, including any adverse changes in our relationships with our customers, partners, suppliers and employees, could continue or accelerate in the event of a failed transaction. In addition, if the proposed Transaction is not completed, and there are no other parties willing and able to acquire the Company at a price of $123.00 per share or higher, on terms acceptable to us, the share price of our common stock will likely decline to the extent that the current market price of our common stock reflects an assumption that the proposed Transaction will be completed. Also, we have incurred, and will continue to incur, significant costs, expenses and fees for professional services and other transaction costs in connection with the proposed Transaction, for which we will have received little or no benefit if the proposed Transaction is not completed. Many of these fees and costs will be payable by us even if the proposed Transaction is not completed and may relate to activities that we would not have undertaken other than to complete the proposed Transaction.

- **Prior to the completion of the Transaction or the termination of the Merger Agreement in accordance with its terms, we are prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to us and our shareholders.**

    After the date of the Merger Agreement and prior to the Effective Time, the Merger Agreement restricts us from taking specified actions without the consent of WillScot Mobile Mini (which consent may not be unreasonably withheld, conditioned or delayed) and requires that our business be conducted in all material respects in the ordinary course of business. These restrictions may prevent us from making appropriate changes to our businesses or organizational structures or from pursuing attractive business opportunities that may arise prior to the completion of the Transaction and could have the effect of delaying or preventing other strategic transactions. Adverse effects arising from the pendency of the Transaction could be exacerbated by any delays in consummation of the Transaction or termination of the Merger Agreement.

- **The Transaction, including uncertainty regarding the Transaction, may cause customers, suppliers, distributors or strategic partners to delay or defer decisions, which could negatively affect our business and adversely affect our ability to effectively manage our business.**

    The Transaction will be consummated only if certain conditions are met. Many of the conditions are outside of our control, and both we and WillScot Mobile Mini also have the right to terminate the Merger Agreement in certain circumstances. Accordingly, there may be uncertainty regarding the completion of the Transaction. This uncertainty may cause customers, suppliers, distributors, strategic partners or others that deal with us to delay or defer entering into contracts with us or making other decisions concerning us or seek to change or cancel existing business relationships, which could negatively affect our business. Any delay or deferral of those decisions or changes in existing agreements could have a material adverse effect on our business, regardless of whether the Transaction is ultimately completed.

- **The Transaction may cause difficulty in attracting, motivating and retaining employees.**

    Our current and prospective employees may experience uncertainty about their future role with the Company until strategies with regard to these employees are announced or executed, which may impair our ability to attract, retain and motivate key management, operational and customer-facing employees and other personnel prior to the Transaction. If we are unable to retain and replace personnel, we could face disruptions in our operations, loss of existing customers, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs.

- **The Merger Agreement limits our ability to pursue alternatives to the Transaction and may discourage other companies from trying to acquire us for greater consideration than what WillScot Mobile Mini has agreed to pay.**

    The Merger Agreement contains provisions that make it more difficult for us to sell our business to a company other than WillScot Mobile Mini. These provisions include a general prohibition on us soliciting any acquisition proposal or offer for a competing transaction. To date, no party has made an acquisition proposal following the execution of the Merger Agreement. If we terminate the Merger Agreement in connection with our Board of Directors' authorization for us to enter into a definitive agreement to consummate an alternative transaction contemplated by a Superior Proposal, we will be required to pay a termination fee of $120 million. We may also be required to pay the $120 million termination fee if we or WillScot Mobile Mini terminate the Merger Agreement under certain other circumstances specified in the Merger Agreement. These provisions might discourage a third party that has an interest in acquiring all or a significant part of the Company from considering or proposing an acquisition, even if the party were prepared to pay consideration with a higher per share cash or market value than the Merger Consideration, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

- **Stockholder litigation could result in substantial costs and may delay or prevent the Transaction from being completed.**

    In connection with the announcement of the Transaction, as is common in the context of mergers and acquisitions of publicly-traded companies, we (along with our directors and officers) may attract lawsuits seeking to enjoin us from proceeding with or consummating the Transaction, or seeking to have the Transaction rescinded after its consummation. Defending against such claims, even those without merit, could result in substantial costs and divert management's time and resources, which may negatively impact our financial condition and adversely affect our business and results of operations. Such claims could prevent or delay the consummation of the Transaction, including through an injunction, and result in additional costs to us. The ultimate resolution of any such lawsuit cannot be predicted, and an adverse ruling in any such lawsuit may cause the Transaction to be delayed or not to be completed, which could cause us not to realize some or all of the anticipated benefits of the Transaction.

RISKS RELATED TO OUR STRATEGY AND OPERATION:

Our future operating results may fluctuate, fail to match past performance or fail to meet expectations, which may result in a decrease in our stock price.

Our operating results may fluctuate in the future, may fail to match our past performance or fail to meet the expectations of analysts and investors. Our results and related ratios, such as gross margin, operating income percentage and effective tax rate may fluctuate as a result of a number of factors, some of which are beyond our control including but not limited to:

- general economic conditions in the geographies and industries where we rent and sell our products;
- legislative and educational policies where we rent and sell our products;
- the budgetary constraints of our customers;
- seasonality of our rental businesses and our end-markets;
- success of our strategic growth initiatives;
- costs associated with the launching or integration of new or acquired businesses;
- the timing and type of equipment purchases, rentals and sales;
- the nature and duration of the equipment needs of our customers;
- the timing of new product introductions by us, our suppliers and our competitors;
- the volume, timing and mix of maintenance and repair work on our rental equipment;
- supply chain delays or disruptions;
- our equipment mix, availability, utilization and pricing;
- inflation in the cost of materials, labor and new rental equipment;
- the mix, by state and country, of our revenues, personnel and assets;
- rental equipment impairment from excess, obsolete or damaged equipment;
- movements in interest rates or tax rates;
- changes in, and application of, accounting rules;
- changes in the regulations applicable to our business operations; and
- claims and litigation matters.

As a result of these factors, our historical financial results are not necessarily indicative of our future results or stock price.

Our stock price has fluctuated and may continue to fluctuate in the future, which may result in a decline in the value of your investment in our common stock.

The market price of our common stock fluctuates on the NASDAQ Global Select Market and is likely to be affected by a number of factors including but not limited to:

- our operating performance and the performance of our competitors, and in particular any variations in our operating results or dividend rate from our stated guidance or from investors' expectations;

- any changes in general conditions in the global economy, the industries in which we operate or the global financial markets;

- investors' reaction to our press releases, public announcements or filings with the SEC;

- the stock price performance of our competitors or other comparable companies;

- any changes in research analysts' coverage, recommendations or earnings estimates for us or for the stocks of other companies in our industry;

- any sales of common stock by our directors, executive officers and our other large shareholders, particularly in light of the limited trading volume of our stock;

- any merger and acquisition activity that involves us or our competitors; and

- other announcements or developments affecting us, our industry, customers, suppliers or competitors.

In addition, in recent years the U.S. stock market has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. Additionally, the most recent global credit crisis adversely affected the prices of most publicly traded stocks as many stockholders became more willing to divest their stock holdings at lower values to increase their cash flow and reduce exposure to such fluctuations. These broad market fluctuations and any other negative economic trends may cause declines in the market price of our common stock and may be based upon factors that have little or nothing to do with our Company or its performance, and these fluctuations and trends could materially reduce our stock price.

Our ability to retain our executive management and to recruit, retain and motivate key qualified employees is critical to the success of our business.

If we cannot successfully recruit and retain qualified personnel, our operating results and stock price may suffer. We believe that our success is directly linked to the competent people in our organization, including our executive officers, senior managers and other key personnel, and in particular, Joe Hanna, our Chief Executive Officer. Personnel turnover can be costly and could materially and adversely impact our operating results and can potentially jeopardize the success of our current strategic initiatives. We need to attract and retain highly qualified personnel to replace personnel when turnover occurs, as well as add to our staff levels as growth occurs. Our business and stock price likely will suffer if we are unable to fill, or experience delays in filling open positions, or fail to retain key personnel.

Failure by third parties to manufacture and deliver our products to our specifications or on a timely basis may harm our reputation and financial condition.

We depend on third parties to manufacture our products even though we are able to purchase products from a variety of third-party suppliers. In the future, we may be limited as to the number of third-party suppliers for some of our products. Although in general, we make advance purchases of some products to help ensure an adequate supply, currently we do not have any long-term purchase contracts with any third-party supplier. We may experience supply problems as a result of financial or operating difficulties or failure of our suppliers, or shortages and discontinuations resulting from product obsolescence or other shortages or allocations by our suppliers. Unfavorable economic conditions may also adversely affect our suppliers or the terms on which we purchase products. In the future, we may not be able to negotiate arrangements with third parties to secure products that we require in sufficient quantities or on reasonable terms. If we cannot negotiate arrangements with third parties to produce our products or if the third parties fail to produce our products to our specifications or in a timely manner, our reputation and financial condition could be harmed.

We are subject to information technology system failures, network disruptions and breaches in data security which could subject us to liability, reputational damage or interrupt the operation of our business.

We rely upon our information technology systems and infrastructure for our business. We sustained an immaterial cybersecurity attack in 2021 involving ransomware that impacted certain of our systems but was unsuccessful in its ability to disrupt our network. Our investigation revealed that an unauthorized third party copied some personal information relating to certain current and former employees, directors, contractor workers and their dependents and certain other persons. Upon detection, we promptly undertook steps to address the incident, restored network systems and resumed normal operations. The attack did not result in any material disruption to our operations or ability to service our customers and did not affect our financial performance.

In the future, we could experience additional breaches of our security measures resulting in the theft of confidential information or reputational damage from industrial espionage attacks, malware or other cyber-attacks, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers. Similarly, additional data privacy breaches by those who access our systems may pose a risk that sensitive data, including intellectual property, trade secrets or personal information belonging to us, our employees, customers or other business partners, may be exposed to unauthorized persons or to the public.

The immaterial breach of our information technology system that we suffered in 2021 and any future breaches could subject us to reputational damage. Cyber-attacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. We expend significant resources to minimize the risk of security breaches, including deploying additional personnel and protection technologies, training employees annually, and engaging third-party experts and contractors. Significant and increasing investments of time and resources by management and Board have been, and will continue to be, required to anticipate and address cybersecurity risks and incidents. However, given that the techniques used to obtain unauthorized access or to sabotage systems change frequently, and often are not identified until they are launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures in time to stop a cyber incident. Thus, there can be no assurance that our efforts to protect our data and information technology systems will prevent future breaches in our systems (or that of our third-party providers). Such breaches could adversely affect our business and result in financial and reputational harm to us, theft of trade secrets and other proprietary information, legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties.

Disruptions in our information technology systems or failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail, become unavailable for any period of time or are not upgraded, this could limit our ability to effectively monitor and control our operations and adversely affect our operations.

Our information technology systems facilitate our ability to transact business, monitor and control our operations and adjust to changing market conditions. We sustained an immaterial cybersecurity attack in 2021 involving ransomware that impacted certain of our systems, but was unsuccessful in its ability to disrupt our network. Upon detection, we promptly undertook steps to address the incident, restored network systems and resumed normal operations. Any future cybersecurity attack causing disruption in our information technology systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively transact business, monitor and control our operations and adjust to changing market conditions in a timely manner.

As part of our business, we develop, receive and retain confidential data about our company and our customers. In addition, because of recent advances in technology and well-known efforts on the part of computer hackers and cyber-terrorists to breach data security of companies, we face risks associated with failure to adequately protect critical corporate, customer and employee data, which could adversely impact our customer relationships, our reputation, and even violate privacy laws.

Further, the delay or failure to implement information system upgrades and new systems effectively could disrupt our business, distract management's focus and attention from our business operations and growth initiatives, and increase our implementation and operating costs, any of which could negatively impact our operations and operating results.

We have engaged in acquisitions and may engage in future acquisitions that could negatively impact our results of operations, financial condition and business.

During 2023, the Company acquired Vesta Modular, a portfolio company of Kinderhook Industries, that was a leading provider of temporary and permanent modular space solutions, the assets of Brekke Storage and Inland Leasing, regional providers of portable storage solutions in the Colorado market, and the assets of Dixie Storage, a regional provider of portable storage solutions in the South Carolina market. We anticipate that we will continue to consider acquisitions in the future that meet our strategic growth plans. We are unable to predict whether or when any prospective acquisition will be completed. Acquisitions involve numerous risks, including the following:

- difficulties in integrating the operations, technologies, products and personnel of the acquired companies;

- diversion of management's attention from normal daily operations of our business;

- difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets may have stronger market positions;

- difficulties in complying with regulations applicable to any acquired business, such as environmental regulations, and managing risks related to an acquired business;

- timely completion of necessary financing and required amendments, if any, to existing agreements;

- an inability to implement uniform standards, controls, procedures and policies;

- undiscovered and unknown problems, defects, damaged assets liabilities, or other issues related to any acquisition that become known to us only after the acquisition;

- negative reactions from our customers to an acquisition;

- disruptions among employees related to any acquisition which may erode employee morale;

- loss of key employees, including costly litigation resulting from the termination of those employees;

- an inability to realize cost efficiencies or synergies that we may anticipate when selecting acquisition candidates;

- recording of goodwill and non-amortizable intangible assets that will be subject to future impairment testing and potential periodic impairment charges;

- incurring amortization expenses related to certain intangible assets; and

- becoming subject to litigation.

Acquisitions are inherently risky, and no assurance can be given that our recent and future acquisitions will be successful or will not adversely affect our business, operating results, or financial condition. The success of our acquisition strategy depends upon our ability to successfully complete acquisitions and integrate any businesses that we acquire into our existing business. The difficulties of integration could be increased by the necessity of coordinating geographically dispersed organizations; maintaining acceptable standards, controls, procedures and policies; integrating personnel with disparate business backgrounds; combining different corporate cultures; and the impairment of relationships with employees and customers as a result of any integration of new management and other personnel. In addition, if we consummate one or more significant future acquisitions in which the consideration consists of stock or other securities, our existing shareholders' ownership could be diluted significantly. If we were to proceed with one or more significant future acquisitions in which the consideration included cash, we could be required to use, to the extent available, a substantial portion of our Credit Facility. If we increase the amount borrowed against our available credit line, we would increase the risk of breaching the covenants under our credit facilities with our lenders. In addition, it would limit our ability to make other investments, or we may be required to seek additional debt or equity financing. Any of these items could adversely affect our results of operations.

We continually assess the strategic fit of our existing businesses and may divest or otherwise dispose of businesses that are deemed not to fit with our strategic plan or are not achieving the desired return on investment, and we cannot be certain that our business, operating results and financial condition will not be materially and adversely affected.

A successful divestiture depends on various factors, including reaching an agreement with potential buyers on terms we deem attractive, as well as our ability to effectively transfer liabilities, contracts, facilities, and employees to any purchaser, identify and separate the assets to be divested from the assets that we wish to retain, reduce fixed costs previously associated with the divested assets or business, and collect the proceeds from any divestitures. These efforts require varying levels of management resources, which may divert our attention from other business operations. If we do not realize the expected benefits of any divestiture transaction, our consolidated financial position, results of operations and cash flows could be negatively impacted. In addition, divestitures of businesses involve a number of risks, including significant costs and expenses, the loss of customer relationships and a decrease in revenues and earnings associated with the divested business. Furthermore, divestitures potentially involve significant post-closing separation activities, which could involve the expenditure of material financial resources and significant employee resources. Any divestiture may result in a dilutive impact to our future earnings if we are unable to offset the dilutive impact from the loss of revenue associated with the divestiture, as well as significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on our results of operations and financial condition.

If we determine that our goodwill and intangible assets have become impaired, we may incur impairment charges, which would negatively impact our operating results.

At December 31, 2023, we had $387.8 million of goodwill and intangible assets, net, on our Consolidated Balance Sheets. Goodwill represents the excess of cost over the fair value of net assets acquired in business combinations. Under accounting principles generally accepted in the United States of America, we assess potential impairment of our goodwill and intangible assets at least annually, as well as on an interim basis to the extent that factors or indicators become apparent that could reduce the fair value of any of our businesses below book value. Impairment may result from significant changes in the manner of use of the acquired asset, negative industry or economic trends and significant underperformance relative to historic or projected operating results.

Our rental equipment is subject to residual value risk upon disposition and may not sell at the prices or in the quantities we expect.

The market value of any given piece of rental equipment could be less than its depreciated value at the time it is sold. The market value of used rental equipment depends on several factors, including:

- the market price for new equipment of a like kind;

- the age of the equipment at the time it is sold, as well as wear and tear on the equipment relative to its age;

- the supply of used equipment on the market;

- technological advances relating to the equipment;

- worldwide and domestic demand for used equipment; and

- general economic conditions.

We include in income from operations the difference between the sales price and the depreciated value of an item of equipment sold. Changes in our assumptions regarding depreciation could change our depreciation expense, as well as the gain or loss realized upon disposal of equipment. Sales of our used rental equipment at prices that fall significantly below our projections or in lesser quantities than we anticipate will have a negative impact on our results of operations and cash flows.

If we do not effectively manage our credit risk, collect on our accounts receivable or recover our rental equipment from our customers' sites, it could have a material adverse effect on our operating results.

We generally rent and sell to customers on 30 day payment terms, individually perform credit evaluation procedures on our customers for each transaction and require security deposits or other forms of security from our customers when a significant credit risk is identified. Historically, accounts receivable write-offs and write-offs related to equipment not returned by customers have not been significant and have averaged less than 1% of total revenues over the last five years. If economic conditions deteriorate, we may see an increase in credit losses relative to historical levels, which may materially and adversely affect our operations. Business segments that experience significant market disruptions or declines may experience increased customer credit risk and higher credit losses. Failure to manage our credit risk and receive timely payments on our customer accounts receivable may result in write-offs and/or loss of equipment, particularly electronic test equipment. If we are not able to effectively manage credit risk issues, or if a large number of our customers should have financial difficulties at the same time, our receivables and equipment losses could increase above historical levels. If this should occur, our results of operations may be materially and adversely affected.

Effective management of our rental assets is vital to our business. If we are not successful in these efforts, it could have a material adverse impact on our results of operations.

Our modular, containers and electronics rental products have long useful lives and managing those assets is a critical element to each of our rental businesses. Generally, we design units and find manufacturers to build them to our specifications for our modulars and containers. Modular asset management requires designing and building the product for a long life that anticipates the needs of our customers, including anticipating potential changes in legislation, regulations, building codes and local permitting in the various markets in which the Company operates. Electronic test equipment asset management requires understanding, selecting and investing in equipment technologies that support market demand, including anticipating technological advances and changes in manufacturers' selling prices. Container asset management requires obtaining high quality, well-constructed products and repairing and maintaining the products to ensure its long life. For each of our modular, container and electronic test equipment assets, we must successfully maintain and repair this equipment cost-effectively to maximize the useful life of the products and the level of proceeds from the sale of such products. To the extent that we are unable to do so, our result of operations could be materially adversely affected.

The nature of our businesses, including the ownership of industrial property, exposes us to the risk of litigation and liability under environmental, health and safety and products liability laws. Violations of environmental or health and safety related laws or associated liability could have a material adverse effect on our business, financial condition and results of operations.

We are subject to national, state, provincial and local environmental laws and regulations concerning, among other things, hazardous substance handling, storage and disposal and employee health and safety. These laws and regulations are complex and frequently change. We could incur unexpected costs, penalties and other civil and criminal liability if we fail to comply with applicable environmental or health and safety laws. We also could incur costs or liabilities related to waste disposal or remediating soil or groundwater contamination at our properties, at our customers' properties or at third party landfill and disposal sites. These liabilities can be imposed on the parties generating, transporting or disposing of such substances or on the owner or operator of any affected property, often without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous substances.

Several aspects of our businesses involve risks of environmental and health and safety liability. For example, our operations involve the use of petroleum products, solvents and other hazardous substances in the construction and maintaining of modular buildings and for fueling and maintaining our delivery trucks and vehicles. The historical operations at some of our previously or currently owned or leased and newly acquired or leased properties may have resulted in undiscovered soil or groundwater contamination or historical non-compliance by third parties for which we could be held liable. Future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination or non-compliance, may also give rise to liabilities or other claims based on these operations that may be material. In addition, compliance with future environmental or health and safety laws and regulations may require significant capital or operational expenditures or changes to our operations.

Accordingly, in addition to potential penalties for non-compliance, we may become liable, either contractually or by operation of law, for investigation, remediation and monitoring costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. In addition, certain parties may be held liable for more than their "fair" share of environmental investigation and cleanup costs. Contamination and exposure to hazardous substances or other contaminants such as mold can also result in claims for remediation or damages, including personal injury, property damage, and natural resources damage claims. Although expenses related to environmental compliance, health and safety issues, and related matters have not been material to date, we cannot assure that we will not have to make significant expenditures in the future in order to comply with applicable laws and regulations. Violations of environmental or health and safety related laws or associated liability could have a material adverse effect on our business, financial condition and results of operations.

In general, litigation in the industries in which we operate, including class actions that seek substantial damages, arises with increasing frequency. Enforcement of environmental and health and safety requirements is also frequent. Such proceedings are invariably expensive, regardless of the merit of the plaintiffs' or prosecutors' claims. We may be named as a defendant in the future, and there can be no assurance, irrespective of the merit of such future actions, that we will not be required to make substantial settlement payments in the future. Further, a significant portion of our business is conducted in California which is one of the most highly regulated and litigious states in the country. Therefore, our potential exposure to losses and expenses due to new laws, regulations or litigation may be greater than companies with a less significant California presence.

The nature of our business also subjects us to property damage and product liability claims, especially in connection with our modular buildings and tank and box rental businesses. Although we maintain liability coverage that we believe is commercially reasonable, an unusually large property damage or product liability claim or a series of claims could exceed our insurance coverage or result in damage to our reputation.

Our routine business activities expose us to risk of litigation from employees, vendors and other third parties, which could have a material adverse effect on our results of operations.

We may be subject to claims arising from disputes with employees, vendors and other third parties in the normal course of our business; these risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time. If the plaintiffs in any suits against us were to successfully prosecute their claims, or if we were to settle any such suits by making significant payments to the plaintiffs, our operating results and financial condition would be harmed. Even if the outcome of a claim proves favorable to us, litigation can be time consuming and costly and may divert management resources. In addition, our organizational documents require us to indemnify our senior executives to the maximum extent permitted by California law. We maintain directors' and officers' liability insurance that we believe is commercially reasonable in connection with such obligations, but if our senior executives were named in any lawsuit, our indemnification obligations could magnify the costs of these suits and/or exceed the coverage of such policies.

If we suffer loss to our facilities, equipment or distribution system due to catastrophe, our insurance policies could be inadequate or depleted, our operations could be seriously harmed, which could negatively affect our operating results.

Our facilities, rental equipment and distribution systems may be subject to catastrophic loss due to fire, flood, hurricane, earthquake, terrorism or other natural or man-made disasters. In particular, our headquarters, three operating facilities, and certain of our rental equipment are located in areas of California, with above average seismic activity and could be subject to catastrophic loss caused by an earthquake. Our rental equipment and facilities in Texas, Louisiana, Florida, North Carolina and Georgia are located in areas subject to hurricanes and other tropical storms. In addition to customers' insurance on rented equipment, we carry property insurance on our rental equipment in inventory and operating facilities as well as business interruption insurance. We believe our insurance policies have adequate limits and deductibles to mitigate the potential loss exposure of our business. We do not maintain financial reserves for policy deductibles and our insurance policies contain exclusions that are customary for our industry, including exclusions for earthquakes, flood and terrorism. If any of our facilities or a significant amount of our rental equipment were to experience a catastrophic loss, it could disrupt our operations, delay orders, shipments and revenue recognition and result in expenses to repair or replace the damaged rental equipment and facility not covered by insurance, which could have a material adverse effect on our results of operations.

INTEREST RATE AND INDEBTEDNESS RISKS:

Our debt instruments contain covenants that restrict or prohibit our ability to enter into a variety of transactions and may limit our ability to finance future operations or capital needs. If we have an event of default under these instruments, our indebtedness could be accelerated, and we may not be able to refinance such indebtedness or make the required accelerated payments.

The agreements governing our Series D, E and F Senior Notes (as defined and more fully described under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources") and our Credit Facility contain various covenants that limit our discretion in operating our business. In particular, we are limited in our ability to merge, consolidate, reorganize or transfer substantially all of our assets, make investments, pay dividends or distributions, redeem or repurchase stock, change the nature of our business, enter into transactions with affiliates, incur indebtedness and create liens on our assets to secure debt. In addition, we are required to meet certain financial covenants under these instruments. These restrictions could limit our ability to obtain future financing, make strategic acquisitions or needed capital expenditures, withstand economic downturns in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

A failure to comply with the restrictions contained in these agreements could lead to an event of default, which could result in an acceleration of our indebtedness. In the event of an acceleration, we may not have or be able to obtain sufficient funds to refinance our indebtedness or make any required accelerated payments. If we default on our indebtedness, our business financial condition and results of operations could be materially and adversely affected.

The majority of our indebtedness is subject to variable interest rates, which makes us vulnerable to increases in interest rates, which could negatively affect our net income.

Our indebtedness exposes us to interest rate increases because the majority of our indebtedness is subject to variable rates. At present, we do not have any derivative financial instruments such as interest rate swaps or hedges to mitigate interest rate variability. The interest rates under our credit facilities are reset at varying periods. These interest rate adjustments could cause periodic fluctuations in our operating results and cash flows. Our annual debt service obligations increase by approximately $5.9 million per year for each 1% increase in the average interest rate we pay based on the $588.0 million balance of variable rate debt outstanding at December 31, 2023. If interest rates rise in the future, and, particularly if they rise significantly, interest expense will increase and our net income will be negatively affected.

SPECIFIC RISKS RELATED TO OUR RELOCATABLE MODULAR BUILDINGS AND PORTABLE STORAGE BUSINESS SEGMENTS:

Significant reductions of, or delays in, funding to public schools have caused the demand and pricing for our modular classroom units to decline, which has in the past caused, and may cause in the future, a reduction in our revenues and profitability.

Rentals and sales of modular buildings to public school districts for use as classrooms, restroom buildings, and administrative offices for K-12 represent a significant portion of Mobile Modular's rental and sales revenues. Funding for public school facilities is derived from a variety of sources including the passage of both statewide and local facility bond measures, developer fees and various taxes levied to support school operating budgets. Many of these funding sources are subject to financial and political considerations, which vary from district to district and are not tied to demand. Historically, we have benefited from the passage of statewide and local facility bond measures and believe these are essential to our business.

The state of California is our largest market for classroom rentals. The strength of this market depends heavily on public funding from voter passage of both state and local facility bond measures, and the ability of the state to sell such bonds in the public market. A lack of passage of state and local facility bond measures, or the inability to sell bonds in the public markets in the future could reduce our revenues and operating income, and consequently have a material adverse effect on the Company's financial condition. Furthermore, even if voters have approved facility bond measures and the state has raised bond funds, there is no guarantee that individual school projects will be funded in a timely manner.

To the extent public school districts' funding is reduced for the rental and purchase of modular buildings, our business could be harmed and our results of operations negatively impacted. We believe that interruptions or delays in the passage of facility bond measures or completion of state budgets, an insufficient amount of state funding, a significant reduction of funding to public schools, or changes negatively impacting enrollment may reduce the rental and sale demand for our educational products. Any reductions in funding available to the school districts from the states in which we do business may cause school districts to experience budget shortfalls and to reduce their demand for our products despite growing student populations, class size reduction initiatives and modernization and reconstruction project needs, which could reduce our revenues and operating income and consequently have a material adverse effect on the Company's financial condition.

Public policies that create demand for our products and services may change, resulting in decreased demand for or the pricing of our products and services, which could negatively affect our revenues and operating income.

Various states that we operate enacted laws and constitutional amendments to provide funding for school districts to limit the number of students that may be grouped in a single classroom. School districts with class sizes in excess of state limits have been and continue to be a significant source of our demand for modular classrooms. In California, efforts to address aging infrastructure and deferred maintenance have resulted in modernization and reconstruction projects by public school districts including seismic retrofitting, asbestos abatement and various building repairs and upgrades, which has been another source of demand for our modular classrooms. The most recent economic recession caused state and local budget shortfalls, which reduced school districts' funding and their ability to comply with state class size reduction requirements. If educational priorities and policies shift away from class-size reduction or modernization and reconstruction projects, demand and pricing for our products and services may decline, not grow as quickly as, or not reach the levels that we anticipate. Significant equipment returns may result in lower utilization until equipment can be redeployed or sold, which may cause rental rates to decline and negatively affect our revenues and operating income.

Failure to comply with applicable regulations could harm our business and financial condition, resulting in lower operating results and cash flows.

Similar to conventionally constructed buildings, the modular building industry, including the manufacturers and lessors of portable classrooms, are subject to regulations by multiple governmental agencies at the federal, state and local level relating to environmental, zoning, health, safety, energy efficiency, labor and transportation matters, among other matters. Failure to comply with these laws or regulations could impact our business or harm our reputation and result in higher capital or operating expenditures or the imposition of penalties or restrictions on our operations.

As with conventional construction, typically new codes and regulations are not retroactively applied. Nonetheless, new governmental regulations in these or other areas may increase our acquisition cost of new rental equipment, limit the use of or make obsolete some of our existing equipment, or increase our costs of rental operations.

Building codes are generally reviewed every three years. All aspects of a given code are subject to change including, but not limited to, such items as structural specifications for earthquake safety, energy efficiency and environmental standards, fire and life safety, transportation, lighting and noise limits.

Compliance with building codes and regulations entails a certain amount of risk as state and local government authorities do not necessarily interpret building codes and regulations in a consistent manner, particularly where applicable regulations may be unclear and subject to interpretation. These regulations often provide broad discretion to governmental authorities that oversee these matters, which can result in unanticipated delays or increases in the cost of compliance in particular markets. The construction and modular industries have developed many "best practices" which are constantly evolving. Some of our peers and competitors may adopt practices that are more or less stringent than the Company's. When, and if, regulatory standards are clarified, the effect of the clarification may be to impose rules on our business and practices retroactively, at which time, we may not be in compliance with such regulations and we may be required to incur costly remediation. If we are unable to pass these increased costs on to our customers, our profitability, operating cash flows and financial condition could be negatively impacted.

Expansions of our modular and portable storage operations into new markets may negatively affect our operating results.

In the past we have expanded our modular and portable storage operations into new geographies and states. There are risks inherent in the undertaking of such expansion, including the risk of revenue from the business in any new markets not meeting our expectations, higher than expected costs in entering these new markets, risk associated with compliance with applicable state and local laws and regulations, response by competitors and unanticipated consequences of expansion. In addition, expansion into new markets may be affected by local economic and market conditions. Expansion of our operations into new markets will require a significant amount of attention from our management, a commitment of financial resources and will require us to add qualified management in these markets, which may negatively impact our operating results.

We are subject to laws and regulations governing government contracts. These laws and regulations expose us to business volatility and risks, including government budgeting cycles and appropriations, potential early termination of contracts, procurement regulations, governmental policy shifts, audits, investigations, sanctions and penalties. Furthermore, these laws and regulations make these government contracts more favorable to government entities than other third parties and any changes in these laws and regulations, or our failure to comply with these laws and regulations could harm our business.

Mobile Modular and Portable Storage derive a portion of its revenues from contracts with U.S. federal government entities, government prime contractors, state entities and local entities, including school districts. Contracts with government entities are subject to budgetary constraints, and our continued performance under our contracts with these agencies and their prime contractors, or award of additional contracts from these agencies or their prime contractors, could be jeopardized by spending reductions or budget cutbacks at these agencies. Such contracts are also subject to unique laws and regulations, and the adoption of new laws or regulations relating to government contracting or changes to existing laws or regulations. New laws, regulations or procurement requirements, or changes to current ones, can significantly increase our costs and risks and reduce our profitability. In addition, any failure on the part of the company to comply with applicable government contract laws and regulations might result in administrative penalties or even in the termination or suspension of these contracts and as a result, the loss of the related revenues, which would harm our business.

Furthermore, the laws governing government contracts differ from the laws governing private contracts. For example, many government contracts contain pricing terms and conditions that are not applicable to private contracts such as clauses that allow government entities not to perform on contractual obligations in the case of a lack of fiscal funding. Also, in the educational markets we serve, we are able to utilize "piggyback" contracts in marketing our products and services and ultimately to book business. The term "piggyback" contract refers to contracts for portable classrooms or other products entered into by public school districts following a formal bid process that allows for the use of the same contract terms and conditions with the successful vendor by other public school districts. As a result, "piggyback" contracts allow us to more readily book orders from our government customers, primarily public school districts, and to reduce the administrative expense associated with booking these orders. The governmental statutes and regulations that allow for use of "piggyback" contracts are subject to change or elimination in their entirety. A change in the manner of use or the elimination of "piggyback" contracts would likely negatively impact our ability to book new business from these government customers and could cause our administrative expenses related to processing these orders to increase significantly. In addition, any failure to comply with these laws and regulations might result in administrative penalties or even in the suspension of these contracts and as a result, the loss of the related revenues which would harm our business and results from operations.

Seasonality of our educational business may have adverse consequences for our business.

A significant portion of the modular sale and rental revenues is derived from the educational market. Typically, during each calendar year, our highest numbers of classrooms are shipped for rental and sale orders during the second and third quarters for delivery and installation prior to the start of the upcoming school year. The majority of classrooms shipped in the second and third quarters have rental start dates during the third quarter, thereby making the fourth quarter the first full quarter of rental revenues recognized for these transactions. Although this is the historical seasonality of our business, it is subject to change or may not meet our expectations, which may have adverse consequences for our business.

We face strong competition in our modular building and portable storage markets and we may not be able to effectively compete.

The modular building leasing industry is highly competitive in our states of operation and we expect it to remain so. The competitive market in which we operate may prevent us from raising rental fees or sales prices to pass any increased costs on to our customers. We compete on the basis of a number of factors, including equipment availability, quality, price, service, reliability, appearance, functionality and delivery terms. We may experience pricing pressures in our areas of operation in the future as some of our competitors seek to obtain market share by reducing prices.

Some of our competitors in the modular building leasing industry have greater range of products and services, greater financial and marketing resources, larger customer bases, and greater name recognition than we have. These competitors may be better able to respond to changes in the relocatable modular building and portable storage container markets, to finance acquisitions, to fund internal growth and to compete for market share, any of which could harm our business.

We may not be able to quickly redeploy modular and container units returning from leases, which could negatively affect our financial performance and our ability to expand, or utilize, our rental fleet.

As of December 31, 2023, 55% of our modular and 57% of our container portfolios had equipment on rent for periods exceeding the original committed term. Generally, when a customer continues to rent the units beyond the contractual term, the equipment rents on a month-to-month basis. If a significant number of our rented units were returned during a short period of time, particularly those units that are rented on a month-to-month basis, a large supply of units would need to be remarketed. Our failure to effectively remarket a large influx of units returning from leases could negatively affect our financial performance and our ability to continue expanding our rental fleet. In addition, if returned units stay off rent for an extended period of time, we may incur additional costs to securely store and maintain them.

Significant increases in raw material and labor costs could increase our acquisition cost of new modular rental units and repair and maintenance costs of our fleet, which would increase our operating costs and harm our profitability.

We incur labor costs and purchase raw materials, including lumber, siding and roofing and other products to perform periodic repairs, modifications and refurbishments to maintain physical conditions of our modular units. The volume, timing and mix of maintenance and repair work on our rental equipment may vary quarter-to-quarter and year-to-year. Generally, increases in labor and raw material costs will also increase the acquisition cost of new modular units and increase the repair and maintenance costs of our fleet. We also maintain a fleet of service trucks and use subcontractor companies for the delivery, set-up, return delivery and dismantle of modulars for our customers. We rely on our drivers and subcontractor service companies to meet customer demands for timely shipment and return, and the loss or inadequate number of driver and subcontractor service companies may cause prices to increase, while negatively impacting our reputation and operating performance. During periods of rising prices for labor, raw materials or fuel, and in particular, when the prices increase rapidly or to levels significantly higher than normal, we may incur significant increases in our acquisition costs for new modular units and incur higher operating costs that we may not be able to recoup from our customers, which would reduce our profitability.

Failure by third parties to manufacture our products timely or properly may harm our reputation and financial condition.

We are dependent on third parties to manufacture our products even though we are able to purchase products from a variety of third-party suppliers. Mobile Modular purchases new modulars from various manufacturers who build to Mobile Modular's design specifications. With the exception of Enviroplex, none of the principal suppliers are affiliated with the Company. During 2023, Mobile Modular purchased 30% of its modular product from one manufacturer. The Company believes that the loss of any of its primary manufacturers of modulars could have an adverse effect on its operations since Mobile Modular could experience higher prices and longer delivery lead times for modular product until other manufacturers were able to increase their production capacity.

Failure to properly design, manufacture, repair and maintain the modular product may result in impairment charges, potential litigation and reduction of our operating results and cash flows.

We estimate the useful life of the modular product to be 18 years with a residual value of 50% and containers to be 25 years with a residual value of 62.5%. However, proper design, manufacture, repairs and maintenance of the products during our ownership is required for the product to reach their useful lives and residual values. If we do not appropriately manage the design, manufacture, repair and maintenance of our modular product, or otherwise delay or defer such repair or maintenance, we may be required to incur impairment charges for equipment that is beyond economic repair costs or incur significant capital expenditures to acquire new modular product to serve demand. In addition, such failures may result in personal injury or property damage claims, including claims based on presence of mold, and termination of leases or contracts by customers. Costs of contract performance, potential litigation, and profits lost from termination could accordingly reduce our future operating results and cash flows.

Our warranty costs may increase and warranty claims could damage our reputation and negatively impact our revenues and operating income.

Sales of new relocatable modular buildings not manufactured by us are typically covered by warranties provided by the manufacturer of the products sold. We provide ninety-day warranties on certain modular sales of used rental units and one-year warranties on equipment manufactured by our Enviroplex subsidiary. Historically, our warranty costs have not been significant, and we monitor the quality of our products closely. If a defect were to arise in the installation of our equipment at the customer's facilities or in the equipment acquired from our suppliers or by our Enviroplex subsidiary, we may experience increased warranty claims. Such claims could disrupt our sales operations, damage our reputation and require costly repairs or other remedies, negatively impacting revenues and operating income.

SPECIFIC RISKS RELATED TO OUR ELECTRONIC TEST EQUIPMENT BUSINESS SEGMENT:

Market risk and cyclical downturns in the industries using test equipment may result in periods of low demand for our product resulting in excess inventory, impairment charges and reduction of our operating results and cash flows.

TRS-RenTelco's revenues are derived from the rental and sale of general purpose and communications test equipment to a broad range of companies, from Fortune 500 to middle and smaller market companies, in the aerospace, defense, communications, manufacturing and semiconductor industries. Electronic test equipment rental and sales revenues are primarily affected by the business activity within these industries related to research and development, manufacturing, and communication infrastructure installation and maintenance. Historically, these industries have been cyclical and have experienced periodic downturns, which can have a material adverse impact on the industry's demand for equipment, including our rental electronic test equipment. In addition, the severity and length of any downturn in an industry may also affect overall access to capital, which could adversely affect our customers and result in excess inventory and impairment charges. During periods of reduced and declining demand for test equipment, we are exposed to additional receivable risk from non-payment and may need to rapidly align our cost structure with prevailing market conditions, which may negatively impact our operating results and cash flows.

Seasonality of our electronic test equipment business may impact quarterly results.

Generally, rental activity declines in the fourth quarter month of December and the first quarter months of January and February. These months may have lower rental activity due to holiday closures, particularly by larger companies, inclement weather and its impact on various field related communications equipment rentals, and companies' operational recovery from holiday closures which may impact the start-up of new projects coming online in the first quarter. These seasonal factors historically have impacted quarterly results in each year's first and fourth quarter, but we are unable to predict how such factors may impact future periods.

Our rental test equipment may become obsolete or may no longer be supported by a manufacturer, which could result in an impairment charge.

Electronic test equipment is characterized by changing technology and evolving industry standards that may render our existing equipment obsolete through new product introductions, or enhancements, before the end of its anticipated useful life, causing us to incur impairment charges. We must anticipate and keep pace with the introduction of new hardware, software and networking technologies and acquire equipment that will be marketable to our current and prospective customers.

Additionally, some manufacturers of our equipment may be acquired or cease to exist, resulting in a future lack of support for equipment purchased from those manufacturers. This could result in the remaining useful life becoming shorter, causing us to incur an impairment charge. We monitor our manufacturers' capacity to support their products and the introduction of new technologies, and we acquire equipment that will be marketable to our current and prospective customers. However, any prolonged economic downturn could result in unexpected bankruptcies or reduced support from our manufacturers. Failure to properly select, manage and respond to the technological needs of our customers and changes to our products through their technology life cycle may cause certain electronic test equipment to become obsolete, resulting in impairment charges, which may negatively impact operating results and cash flows.

If we do not effectively compete in the rental equipment market, our operating results will be materially and adversely affected.

The electronic test equipment rental business is characterized by intense competition from several competitors some of which may have access to greater financial and other resources than we do. Although no single competitor holds a dominant market share, we face competition from these established entities and new entrants in the market. We believe that we anticipate and keep pace with the introduction of new products and acquire equipment that will be marketable to our current and prospective customers. We compete on the basis of a number of factors, including product availability, price, service and reliability. Some of our competitors may offer similar equipment for lease, rental or sale at lower prices and may offer more extensive servicing, or financing options. Failure to adequately forecast the adoption of, and demand for, new or existing products may cause us not to meet our customers' equipment requirements and may materially and adversely affect our operating results.

If we are not able to obtain equipment at favorable rates, there could be a material adverse effect on our operating results and reputation.

The majority of our rental equipment portfolio is comprised of general purpose test and measurement instruments purchased from leading manufacturers. We depend on purchasing equipment from these manufacturers and suppliers for use as our rental equipment. If, in the future, we are not able to purchase necessary equipment from one or more of these suppliers on favorable terms, we may not be able to meet our customers' demands in a timely manner or for a rental rate that generates a profit. If this should occur, we may not be able to secure necessary equipment from an alternative source on acceptable terms and our business and reputation may be materially and adversely affected.

If we are not able to anticipate and mitigate the risks associated with operating internationally, there could be a material adverse effect on our operating results.

Currently, total foreign country customers and operations account for less than 10% of the Company's revenues. In recent years some of our customers have expanded their international operations faster than domestic operations, and this trend may continue. Over time, the amount of our international business may increase if we focus on international market opportunities. Operating in foreign countries subjects the Company to additional risks, any of which may adversely impact our future operating results, including:

- international political, economic and legal conditions including tariffs and trade barriers;

- our ability to comply with customs, anti-corruption, import/export and other trade compliance regulations, together with any unexpected changes in such regulations;

- greater difficulty in our ability to recover rental equipment and obtain payment of the related trade receivables;

- additional costs to establish and maintain international subsidiaries and related operations;

- difficulties in attracting and retaining staff and business partners to operate internationally;

- language and cultural barriers;

- seasonal reductions in business activities in the countries where our international customers are located;

- difficulty with the integration of foreign operations;

- longer payment cycles;

- currency fluctuations; and

- potential adverse tax consequences.

Unfavorable currency exchange rates may negatively impact our financial results in U.S. dollar terms.

We receive revenues in Canadian dollars from our business activities in Canada. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. If the currency exchange rates change unfavorably, the value of net receivables we receive in foreign currencies and later convert to U.S. dollars after the unfavorable change would be diminished. This could have a negative impact on our reported operating results. We currently do not engage in hedging strategies to mitigate this risk.

GENERAL RISKS:

Our effective tax rate may change and become less predictable as our business expands, or as a result of federal and state tax law changes, making our future earnings less predictable.

We continue to consider expansion opportunities domestically and internationally for our rental businesses. Since the Company's effective tax rate depends on business levels, personnel and assets located in various jurisdictions, further expansion into new markets or acquisitions may change the effective tax rate in the future and may make it, and consequently our earnings, less predictable going forward. Further, the enactment of future tax law changes by federal and state taxing authorities may impact the Company's current period tax provision and its deferred tax liabilities. In addition, the amount and timing of stock-based compensation may also impact the Company's current tax provision.

Changes in financial accounting standards may cause lower than expected operating results and affect our reported results of operations.

Changes in accounting standards and their application may have a significant effect on our reported results on a going-forward basis and may also affect the recording and disclosure of previously reported transactions. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred in the past and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

Adverse economic conditions in the United States and globally, as well as geopolitical tensions, could have a negative effect on our business, results of operations, financial condition and liquidity.

Adverse macroeconomic conditions in the United States and globally, including inflation, slower than expected growth or recession, changes to fiscal and monetary policy, tightening of the credit markets, higher interest rates and currency fluctuations, could negatively impact our business, financial condition, results of operations and liquidity. These factors could negatively affect demand for our business.

Adverse economic conditions in the United States and globally have from time to time caused or exacerbated significant slowdowns in our industry and in the markets in which we operate, which have adversely affected our business and results of operations. Macroeconomic weakness and uncertainty also make it more difficult for us to accurately forecast revenue, gross margin and expenses, and may make it more difficult to refinance debt.

Furthermore, sustained uncertainty about, or worsening of, geopolitical tensions, including further escalation of war between Russia and Ukraine, further escalation of trade tensions between the U.S. and China, escalation of tensions between China and Taiwan, further escalation in the conflict between the State of Israel and Hamas, as well as further escalation of tensions between the State of Israel and various countries in the Middle East and North Africa, could result in a global economic slowdown and long-term changes to global trade. Any or all of these factors could negatively affect our revenue and could materially adversely affect our business, results of operations, financial condition and growth.

Environmental, social and governance (ESG) matters may impact our business and reputation.

Governmental authorities, non-governmental organizations, customers, investors, external stakeholders and employees are increasingly sensitive to ESG concerns. This focus on ESG concerns may lead to new requirements that could result in increased costs for our business. Our ability to compete could also be affected by changing customer preferences and requirements, such as growing demand for more environmentally friendly products, supplier practices, or by failure to meet such customer expectations or demand. We risk negative shareholder reaction, including from proxy advisory services, as well as damage to our reputation, if we do not act responsibly, or if we are perceived to not be acting responsibly in key ESG areas. If we do not meet the ESG expectations of our investors, customers and other stakeholders, we could experience reduced demand for our products, loss of customers, and other negative impacts on our business and results of operations.

We have begun to report our prior modular building and portable storage segment in two separate segments of modular building and portable storage container. This segment reporting structure has been in effect for a limited period of time, and there are no assurances that we will be able to successfully operate the prior segment in two distinct segments, and the change could be confusing to investors and may not have the desired effects.

During the quarter ended December 31, 2023, we began reporting our prior modular building and portable storage segment as two distinct segments of modular buildings and portable storage containers. Managing these changes has required, and may continue to require, significant expenditures and allocation of valuable management resources. We have provided disclosures about this new segment reporting structure, but there is no guarantee that investors or the market will understand this change to our financial reporting. There is also no guarantee that this change will have the desired effect. Failure of investors or analysts to understand our revised segment reporting structure may negatively affect their ability to understand our business and operating results which could adversely affect our stock price. In addition, we test for goodwill impairment at the reporting segment level and consider the difference between the fair value of a reporting segment and its' carrying value, when determining whether any impairment exists. There can be no assurance that the change to our segment reporting structure will not result in impairment charges in future periods.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Cybersecurity represents an important component of the Company's overall approach to risk management. The Company's cybersecurity policies, standards and practices are integrated into the Company's enterprise risk management ("ERM") approach, and cybersecurity risks are one of the enterprise risks that are subject to oversight by the Company's Board of Directors (the "Board"). The Company's cybersecurity policies, standards and practices follow industry trends, which align with frameworks established by the National Institute of Standards and Technology and the International Organization for Standardization. The Company approaches cybersecurity threats through a cross-functional approach which endeavors to: (i) identify, prevent and mitigate cybersecurity threats to the Company; (ii) preserve the confidentiality, security and availability of the information that we collect and store to use in our business; (iii) protect the Company's intellectual property; (iv) maintain the confidence of our customers, clients and business partners; and (v) provide appropriate public disclosure of cybersecurity risks and incidents when required.

Risk Management and Strategy

The Company's cybersecurity program focuses on the following areas:

- **Vigilance:** The Company maintains cybersecurity threat operations with the goal of identifying, preventing and mitigating cybersecurity threats and responding to cybersecurity incidents in accordance with our established incident response and recovery plans.

- **Systems Safeguards:** The Company deploys systems safeguards that are designed to protect the Company's information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through ongoing vulnerability assessments and cybersecurity threat intelligence.

- **Collaboration:** The Company utilizes collaboration mechanisms established with public and private entities, including intelligence and enforcement agencies, industry groups and third-party service providers, to identify, assess and respond to cybersecurity risks.

- **Third-Party Risk Management:** The Company endeavors to identify and oversee cybersecurity risks presented by third parties as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

- **Training:** The Company provides periodic training and testing for personnel regarding cybersecurity threats, which reinforce the Company's information security policies, standards and practices.

- **Incident Response and Recovery Planning:** The Company has established and maintains incident response and recovery plans that address the Company's response to a cybersecurity incident and the recovery from a cybersecurity incident; such plans are tested and evaluated periodically.

- **Communication, Coordination and Disclosure:** The Company utilizes a cross-functional approach to address the risk from cybersecurity threats, involving management personnel from the Company's technology, operations, legal, risk management, and other key business functions, as well as the members of the Board in an ongoing dialogue regarding cybersecurity threats and incidents, while also implementing controls and procedures for the escalation of cybersecurity incidents pursuant to established thresholds so that decisions regarding the disclosure and reporting of such incidents can be made by management in a timely manner.

- **Governance:** The Board's oversight of cybersecurity risk management is supported by the Company's executive leadership team and cybersecurity Steering Committee, which regularly interacts with the Company's Vice President of Information Technology and other members of the cyber team and management.

The Company manages risks from cybersecurity threats through the assessment and testing of the Company's processes and practices focused on evaluating the effectiveness of our cybersecurity measures. The Company engages a third-party independent cybersecurity company that provides security testing and monitoring, including penetration testing, auditing, and security assessment, for the Company. The results of such assessments and reviews are reported as part of the technology and cyber security update to the Company's executive leadership team and the Board, and the Company adjusts its cybersecurity policies, standards, processes and practices as necessary based on the information provided by the assessments, audits and reviews.

Governance

The Board oversees the management of risks from cybersecurity threats, including the policies, standards, processes and practices that the Company's management implements to address risks from cybersecurity threats. The Board receives reports on the Company's technology and cybersecurity functions, including vulnerability assessments, any third-party and independent reviews, the threat environment, and other information security considerations. The Board also receives prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding such incident until it has been addressed. The cyber security Steering Committee meets multiple times throughout the year to discuss the Company's cyber security programs and practices, risk management related to cyber security and a wide range of other related topics including, for example, recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to the Company's peers and third parties. At least once each year, the Board and the Company's executive leadership team discuss the Company's approach to cybersecurity risk management with the Company's VP of Information Technology.

The Company's VP of Information Technology is the member of the Company's management who is principally responsible for overseeing the Company's cybersecurity risk management program, in partnership with other business leaders across the Company. The VP of Information Technology works in coordination with senior leadership, which includes our Chief Executive Officer and President, Chief Financial Officer and General Counsel. The Company's VP of Information Technology has served in various roles in technology and is supported by a team of information technology and cyber security professionals with decades of relevant experience. Most notably, the Company's Enterprise Manager of Cybersecurity and Network holds a Certified Information Systems Security Professional (CISSP) certification and has over 15 years of experience with managing risks arising from cybersecurity threats.

The Company has established a Cybersecurity Steering Committee that includes executives and senior leadership across all divisions and corporate services to implement and manage a program designed to protect the Company's information systems from cybersecurity threats and to respond promptly to any cybersecurity incidents. To facilitate the success of this program, multidisciplinary teams throughout the Company are created and deployed to address cybersecurity threats and to respond to cybersecurity incidents in accordance with the Company's Incident Response Plans (IRP). Through the ongoing communications from these teams, the Steering committee monitors the effectiveness of the prevention, detection, mitigation and remediation within the cybersecurity program. The

Company's General Counsel, as part of the Incident Response Team, will report any credible threats or security concerns to the Board when appropriate.

As of the date of this Annual Report on Form 10-K, we are not aware of any cybersecurity threats that have materially affected or are reasonably likely to affect the Company, including its business strategy, results of operations, or financial condition.

ITEM 2.   PROPERTIES.

The Company's corporate and administrative offices are located in Livermore, California in approximately 26,000 square feet. At December 31, 2023, the Company's four reportable business segments conducted operations from the following locations:

<u>Mobile Modular and Portable Storage</u> – Mobile Modular and Portable Storage operate from 22 owned and 60 leased locations. Our largest owned facilities include seven inventory centers, at which relocatable modular buildings and storage containers are displayed, refurbished and stored:

Livermore, California (140 acres in the San Francisco Bay Area),
Mira Loma, California (82 acres in the Los Angeles area),
Pasadena, Texas (50 acres in the Houston area),
Grand Prairie, Texas (30 acres in the Dallas area),
Auburndale, Florida (123 acres in the Orlando area),
Arcade, Georgia (48 acres in the Atlanta area),
Fredericksburg, Virginia (68 acres in the Washington D.C. area).

The inventory centers conduct rental and sales operations from modular buildings, serving as working models of the Company's modular product.

<u>TRS-RenTelco</u> – Electronic test equipment rental and sales operations are conducted from a 117,000 square foot leased facility in Grapevine, Texas (Dallas area) and a sales office in Dollard-des-Ormeaux, Quebec (Montreal, Canada area).

<u>Enviroplex</u> – The Company's wholly owned subsidiary, Enviroplex, manufactures modular buildings used primarily as classrooms in California from its 108,000 square foot facility in Stockton, California (San Francisco Bay Area).

ITEM 3.   LEGAL PROCEEDINGS.

The Company is involved in various lawsuits and routine claims arising out of the normal course of its business. The Company maintains insurance coverage for its operations and employees with appropriate aggregate, per occurrence and deductible limits as the Company reasonably determines necessary or prudent with current operations and historical experience. The major policies include coverage for property, general liability, cyber, auto, directors and officers, health, and workers' compensation insurances. In the opinion of management, the ultimate amount of liability not covered by insurance, if any, under any pending litigation and claims, individually or in the aggregate, will not have a material adverse effect on the financial position or operating results of the Company.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not Applicable

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The Company's common stock is traded in the NASDAQ Global Select Market under the symbol "MGRC". As of February 21, 2024, the Company's common stock was held by approximately 45 shareholders of record, which does not include shareholders whose shares are held in street or nominee name. The Company believes that when holders in street or nominee name are added, the number of holders of the Company's common stock exceeds 500.

Stock Repurchase Plan

The Company has in the past made purchases of shares of its common stock from time to time in over-the-counter market (NASDAQ) transactions, through privately negotiated, large block transactions and through a share repurchase plan, in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934. In August 2015, the Company's Board of Directors authorized the Company to repurchase 2,000,000 shares of the Company's outstanding common stock (the "Repurchase Plan"). The amount and time of the specific repurchases are subject to prevailing market conditions, applicable legal requirements and other factors, including management's discretion. All shares repurchased by the Company are canceled and returned to the status of authorized but unissued shares of common stock. There can be no assurance that any authorized shares will be repurchased and the repurchase program may be modified, extended or terminated by the Board of Directors at any time. There were no shares of common stock repurchased during the twelve months ended December 31, 2023 and 2022. As of December 31, 2023, 1,309,805 shares remain authorized for repurchase under the Repurchase Plan.

ITEM 6. **[Reserved]**

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in this section as well as those discussed under Part I, "Item 1A. Risk Factors" and elsewhere in this document. This discussion should be read together with the financial statements and the related notes thereto set forth in "Item 8. Financial Statements and Supplementary Data."

Results of Operations

General

The Company, incorporated in 1979, is a leading rental provider of relocatable modular buildings for classroom and office space, portable storage containers, and electronic test equipment for general purpose and communications needs. The Company's primary emphasis is on equipment rentals. At December 31, 2023 the Company was comprised of four reportable business segments: (1) its modular building rental segment ("Mobile Modular"); (2) its portable storage container rental segment ("Portable Storage"); (3) its electronic test equipment rental segment ("TRS-RenTelco"); and (4) its classroom manufacturing segment selling modular buildings used primarily as classrooms in California ("Enviroplex"). In 2023, Mobile Modular, Portable Storage, TRS-RenTelco and Enviroplex contributed 62%, 22%, 16% and 0%, respectively, of the Company's income from continuing operations before provision for taxes (the equivalent of "pre-tax income"), compared to 50%, 22%, 27% and 1%, respectively, for 2022.

The Company generates its revenues primarily from the rental of its equipment on operating leases with sales of equipment occurring in the normal course of business. The Company requires significant capital outlay to purchase its rental inventory and recovers its investment through rental and sales revenues. Rental revenue and certain other service revenues negotiated as part of the lease agreements with customers and related costs are recognized on a straight-line basis over the terms of the lease. Sales revenue and related costs are recognized upon delivery and installation of the equipment to the customers. Sales revenues are less predictable and can fluctuate from period to period depending on customer demands and requirements. Generally, rental revenues less cash operating costs recover the equipment's capitalized cost in a shorter period of time relative to the equipment's potential rental life and when sold, sale proceeds are usually above its net book value.

The Company's rental operations include rental and rental related services revenues which comprised approximately 74% of the Company's total revenues from continuing operations in 2023 and 76% for the three years ended December 31, 2023. Over the past three years, modulars, storage containers and electronic test equipment comprised approximately 61%, 15% and 24%, respectively, of the cumulative rental operations revenues from continuing operations. The Company's direct costs of rental operations include depreciation of rental equipment, rental related service costs, impairment of rental equipment, and other direct costs of rental operations (which include direct labor, supplies, repairs, insurance, property taxes, license fees and amortization of certain lease costs).

The Company sells modulars, storage containers and electronic test equipment that are new, or previously rented. The Company's Enviroplex subsidiary manufactures and sells new modular classrooms. The renting and selling of some modular equipment requires a dealer's license, which the Company has obtained from the appropriate governmental agencies. Sales and other revenues of modulars, containers and electronic test equipment have comprised approximately 26% of the Company's consolidated revenues from continuing operations in 2023 and 24% for the three years ended December 31, 2023. Over the past three years, modulars, containers and electronic test equipment comprised approximately 81%, 3% and 16% of sales and other revenues, respectively. The Company's cost of sales includes the carrying value of the equipment sold and the direct costs associated with the equipment sold such as delivery, installation, modifications and related site work.

The rental and sale of modulars to public school districts comprised 18%, 21% and 24% of the Company's consolidated rental and sales revenues from continuing operations for 2023, 2022 and 2021, respectively. (For more information, see "Item 1. Business – Relocatable Modular Buildings – Classroom Rentals and Sales to Public Schools (K-12)" above.)

Selling and administrative expenses primarily include personnel and benefit costs, which includes share-based compensation, depreciation and amortization of property, plant and equipment and intangible assets, credit losses, advertising costs, and professional service fees. The Company believes that sharing of common facilities, financing, senior management, and operating and accounting systems by all of the Company's operations, results in an efficient use of overhead. Historically, the Company's operating margins have been impacted favorably to the extent its costs and expenses are leveraged over a large installed customer base. However, there can be no assurance as to the Company's ability to maintain a large installed customer base or ability to sustain its historical operating margins.

Recent Developments

Proposed Acquisition by WillScot Mobile Mini

On January 28, 2024, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with WillScot Mobile Mini Holdings Corp., a Delaware corporation ("WillScot Mobile Mini"), Brunello Merger Sub I, Inc., a California corporation and a direct wholly owned subsidiary of WillScot Mobile Mini ("Merger Sub I"), and Brunello Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of WillScot Mobile Mini ("Merger Sub II"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub I will merge with and into the Company (the "First-Step Merger"), with the Company surviving the First-Step Merger and, immediately thereafter, the Company will merge with and into Merger Sub II (the "Second-Step Merger" and together with the First-Step Merger, the "Transaction"), with Merger Sub II surviving the Second-Step Merger as a wholly owned subsidiary of WillScot Mobile Mini. Each of the parties to the Merger Agreement intends that the Transaction will be treated as a single integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. Consummation of the Transaction is subject to the approval of the Company's shareholders, the receipt of required regulatory approvals, and satisfaction or waiver of other customary closing conditions. The First-Step Merger and the Second-Step Merger will be consummated on the same day.

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the First-Step Merger (the "Effective Time"), each share of common stock, no par value, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time, other than shares of Company Common Stock owned by WillScot Mobile Mini or any subsidiary of WillScot Mobile Mini or the Company, and shares held by shareholders who did not vote in favor of the Transaction (or consent thereto in writing) and who are entitled to demand and properly demands appraisal of such shares, will be automatically converted into the right to receive either (1) $123 in cash (the "Per Share Cash Consideration") or (2) 2.8211 (the "Exchange Ratio") shares of validly issued, fully paid and nonassessable shares of common stock, par value $0.0001, of WillScot Mobile Mini (the "WillScot Mobile Mini Common Stock") (the "Per Share Stock Consideration" together with the Per Share Cash Consideration, the "Merger Consideration"), as determined pursuant to the election and allocation procedures in the Merger Agreement. The Company's shareholders will have the opportunity to elect to receive either the Per Share Cash Consideration or the Per Share Stock Consideration in respect of their Company Common Stock, provided that 60% of the Company Common Stock will be converted into the cash consideration and 40% of the Company Common Stock will be converted into the stock consideration.

The consummation of the Transaction is subject to certain closing conditions, including (i) the approval of the Company's shareholders, (ii) the expiration or termination of all waiting periods applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott Rodino Antitrust Improvements Act of 1976 (the "HSR Act," and such expiration or termination, the "Antitrust Approval"), (iii) the absence of any order by any governmental authorities or other legal restraint or prohibition preventing the consummation of the transactions contemplated by the Merger Agreement, (iv) the effectiveness of the registration statement to be filed by WillScot Mobile Mini with SEC relating to the registration of shares of WillScot Mobile Mini Common Stock to be issued to the Company's shareholders pursuant to the Merger Agreement and (v) other customary conditions specified in the Merger Agreement. The parties have submitted their respective filings under the HSR Act with the U.S. Department of Justice and the Federal Trade Commission as contemplated by the Merger Agreement. The closing of the Transaction is not subject to any financing condition.

For additional information regarding the Transaction, please refer to our current report on Form 8-K and Amendment No. 1 on Form 8-K/A, each filed with the SEC on January 29, 2024.

Because the Transaction is not yet complete, and except as otherwise specifically stated, the descriptions and disclosures presented elsewhere in this Form 10-K assume the continuation of the Company as a public company.

Dividends

In February 2024, the Company announced that its Board of Directors declared a cash dividend of $0.475 per common share for the quarter ending March 31, 2024, an increase of 2% over the prior year's comparable quarter.

Percentage of Revenue Table

The following table sets forth for the periods indicated the results of operations as a percentage of the Company's total revenues from continuing operations and the percentage of changes in the amount of such items as compared to the amount in the indicated prior period:

| | Percent of Total Revenues | | | | Percent Change | |
| | Three Years 2023–2021 | Year Ended December 31, | | | 2023 over 2022 | 2022 over 2021 |
		2023	2022	2021		
Revenues						
Rental	60%	57%	61%	62%	22%	17%
Rental related services	16	17	15	14	45	26
Rental operations	76	74	76	76	26	18
Sales	23	25	23	23	40	21
Other	1	1	1	1	267	7
Total revenues	100	100	100	100	31	19
Costs and expenses						
Direct costs of rental operations						
Depreciation of rental equipment	12	11	13	14	11	7
Rental related services	11	12	11	10	40	24
Other	15	13	16	15	10	31
Total direct costs of rental operations	38	36	40	39	18	20
Cost of sales	15	17	14	14	50	20
Total costs	53	53	54	53	27	20
Gross profit	47	47	46	47	36	17
Selling and administrative expenses	24	25	22	23	45	16
Other income	—	—	—	—	100	0
Income from operations	23	23	24	24	29	19
Interest expense	3	5	2	2	232	48
Income from continuing operations before provision for income taxes	20	18	22	22	11	16
Provision for income taxes from continuing operations	5	5	5	6	20	2
Income from continuing operations	15%	13%	17%	16%	8%	21%

1. As a result of the divestiture of Adler Tanks, the results of operations as a percentage of total revenues for the years ended December 31, 2022 and 2021, have been restated to present the results from continuing operations.

**Twelve Months Ended December 31, 2023 Compared to
Twelve Months Ended December 31, 2022**

Overview

Consolidated revenues in 2023 increased 13% to $841.3 million, from $733.8 million in 2022. Consolidated net income in 2023, excluding the gain on sale of discontinued operations from the divestiture of Adler Tanks, decreased to $113.1 million, or $4.61 per diluted share in 2023, compared to $115.1 million, or $4.70 per diluted share, in 2022. The Company's year over year total revenue increase was primarily due to higher rental, sales and rental related services revenues, as more fully described below.

Revenues from discontinued operations for the year ended December 31, 2023, was $9.4 million, compared to $98.2 million for the same period in 2022. Income from discontinued operations for the year ended December 31, 2023, was $62.8 million, which included the net gain on sale of discontinued operations of $61.5 million, compared to $11.8 million for the same period in 2022. Earnings per diluted share from discontinued operations for the year ended December 31, 2023 was $2.56, compared to $0.48 for the same period in 2022. For additional information on discontinued operations and the divestiture of Adler Tanks, refer to Note 5 of the consolidated financial statements.

For 2023 compared to 2022, on a consolidated basis from continuing operations:

- Gross profit increased $103.4 million, or 36%, to $393.6 million. Mobile Modular's gross profit increased $96.0 million, or 59%, due to higher gross profit on rental, sales and rental related services revenues. Portable Storage's gross profit increased $13.6 million, or 25%, due to higher gross profit on rental and rental related services revenues. TRS-RenTelco's gross profit decreased $5.3 million, or 8%, primarily due to lower gross profit on rental and sales revenues. Enviroplex's gross profit decreased $0.9 million, or 17%, primarily due to $3.0 million lower sales revenues and lower gross margins of 20.9%, compared to 22.1% in 2022.

- Selling and administrative expenses increased $64.6 million, or 45%, to $207.5 million, primarily due to increased headcount and employees' salaries and benefit costs totaling $29.0 million, partly attributed to increased employee headcount from the Vesta Modular acquisition, and $21.4 million higher marketing and administrative costs, which included $15.9 million in acquisition and divestiture related transaction costs.

- During the year ended December 31, 2023, the Company sold four properties, which resulted in a net gain on sale of $3.6 million. The gain on sale, which was presented in Other income on the Consolidated Statements of Income, contributed $0.11 in earnings per diluted share.

- Interest expense increased $28.3 million, due to 55% higher average debt levels of the Company, accompanied by 72% higher net average interest rates of 6.12% in 2023 compared to 3.55% in 2022.

- Pre-tax income contribution by Mobile Modular, Portable Storage and TRS-RenTelco was 62%, 22% and 16%, respectively, compared to 50%, 22% and 27%, respectively, in 2022. These results are discussed on a segment basis below. Pre-tax income contribution by Enviroplex was 0% for 2023 and 1% for 2022.

- The provision for income taxes resulted in an effective tax rate of 25.5% and 23.3% for the twelve months ended December 31, 2023 and 2022, respectively. The higher rate in 2023 was primarily due to changes in state business activity levels and nondeductible expenses.

- Adjusted EBITDA increased $70.8 million, or 28%, to $322.0 million in 2023. Adjusted EBITDA is a non-GAAP financial measure and is defined as net income before interest expense, provision for income taxes, depreciation, amortization, non-cash impairment costs, share-based compensation and transaction costs. A reconciliation of Adjusted EBITDA to net cash provided by operating activities and net income to Adjusted EBITDA can be found on page 48.

Mobile Modular

For 2023, Mobile Modular's total revenues increased $183.0 million, or 48%, to $562.2 million compared to 2022, primarily due to higher rental, sales and rental related services revenues. Higher gross profit on rental, sales and rental related services revenues, partly offset by $52.8 million higher selling and administrative expenses, resulted in an increase in pre-tax income of $24.5 million, or 36%, to $92.0 million in 2023.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pre-tax income, and other selected information.

Mobile Modular – 2023 compared to 2022

(dollar amounts in thousands)	Year Ended December 31, 2023	Year Ended December 31, 2022	Increase (Decrease) $	Increase (Decrease) %
Revenues				
Rental	$ 285,553	$ 206,070	$ 79,483	39%
Rental related services	114,511	74,756	39,755	53%
Rental operations	400,064	280,826	119,238	42%
Sales	155,267	97,046	58,221	60%
Other	6,905	1,339	5,566	nm
Total revenues	562,236	379,211	183,025	48%
Costs and Expenses				
Direct costs of rental operations:				
Depreciation of rental equipment	36,921	28,373	8,548	30%
Rental related services	75,390	49,910	25,480	51%
Other	86,983	76,819	10,164	13%
Total direct costs of rental operations	199,294	155,102	44,192	28%
Costs of sales	105,021	62,224	42,797	69%
Total costs of revenues	304,315	217,326	86,989	40%
Gross Profit				
Rental	161,649	100,878	60,771	60%
Rental related services	39,121	24,847	14,274	57%
Rental operations	200,770	125,725	75,045	60%
Sales	50,246	34,822	15,424	44%
Other	6,905	1,339	5,566	nm
Total gross profit	257,921	161,885	96,036	59%
Selling and administrative expenses	(138,574)	(85,769)	52,805	62%
Other income	2,329	—	2,329	nm
Income from operations	121,676	76,116	45,560	60%
Interest expense allocation	(29,724)	(8,657)	21,067	nm
Pre-tax income	$ 91,952	$ 67,459	$ 24,493	36%
Other Selected Information				
Adjusted EBITDA	$ 191,990	$ 121,981	$ 70,009	57%
Average rental equipment [1]	$ 1,093,086	$ 855,640	$ 237,446	28%
Average rental equipment on rent	$ 870,621	$ 667,559	$ 203,062	30%
Average monthly total yield [2]	2.18%	2.01%		8%
Average utilization [3]	79.7%	78.0%		2%
Average monthly rental rate [4]	2.73%	2.57%		6%
Period end rental equipment [1]	$ 1,163,704	$ 869,926	$ 293,778	34%
Period end utilization [3]	79.4%	80.3%		(1)%

1. Average and Period end rental equipment represents the cost of rental equipment excluding new equipment inventory and accessory equipment.
2. Average monthly total yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment for the period.
3. Period end utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding new equipment inventory and accessory equipment. Average utilization for the period is calculated using the average month end costs of the rental equipment.
4. Average monthly rental rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent for the period.

Mobile Modular's gross profit for 2023 increased $96.0 million, or 59%, to $257.9 million. For the year ended December 31, 2023 compared to the year ended December 31, 2022:

- **Gross Profit on Rental Revenues** – Rental revenues increased $79.5 million, or 39%, due to 30% higher average rental equipment on rent and 6% higher average monthly rental rates in 2023. As a percentage of rental revenues, depreciation was 13% and 14% in 2023 and 2022, respectively, and other direct costs were 30% in 2023 and 37% in 2022, which resulted in gross margin percentage of 57% in 2023, compared to 49% in 2022. The higher rental revenues and increased rental margins resulted in gross profit on rental revenues increasing $60.8 million, or 60%, to $161.6 million in 2023.

- **Gross Profit on Rental Related Services** – Rental related services revenues increased $39.8 million, or 53%, compared to 2022. Most of these service revenues are negotiated with the initial lease and are recognized on a straight-line basis with the associated costs over the initial term of the lease. The increase in rental related services revenues was primarily attributable to higher delivery, return delivery and dismantle revenues and higher site related services. The higher revenues accompanied by higher gross margin percentage of 34% in 2023, compared to 33% in 2022, resulted in rental related services gross profit increasing $14.3 million, or 57%, to $39.1 million in 2023.

- **Gross Profit on Sales** – Sales revenues increased $58.2 million, or 60%, primarily due to higher new equipment sales. The higher sales revenues and lower gross margins of 32% in 2023, compared to 36% in 2022, resulted in sales gross profit increasing $15.4 million, or 44%, to $50.2 million in 2023. Sales occur routinely as a normal part of Mobile Modular's rental business; however, these sales can fluctuate from period to period depending on customer requirements, equipment availability and funding.

For 2023, Mobile Modular's selling and administrative expenses increased $52.8 million, or 62%, to $138.6 million, primarily due to increased employee salaries and benefit costs totaling $21.6 million, partly attributed to increased employee headcount from the Vesta Modular acquisition, $14.1 million higher allocated corporate expenses, which included $5.3 million of transaction costs primarily attributed to the divestiture of Adler Tanks. In addition, the Company had $10.7 million higher marketing and administrative costs compared to 2022, which included $7.7 million Vesta transaction costs.

Portable Storage

For 2023, Portable Storage's total revenues increased $18.6 million, or 23%, to $101.1 million compared to 2022, primarily due to higher rental, rental related services and sales revenues. Higher gross profit on rental, rental related services and sales revenues, partly offset by $7.1 million higher selling and administrative expenses, resulted in an increase in pre-tax income of $3.5 million, or 12%, to $32.9 million in 2023.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pre-tax income, and other selected information.

Portable Storage – 2023 compared to 2022

(dollar amounts in thousands)	Year Ended December 31,		Increase (Decrease)	
	2023	2022	$	%
Revenues				
Rental	$ 74,536	$ 62,218	$ 12,318	20%
Rental related services	20,510	17,095	3,415	20%
Rental operations	95,046	79,313	15,733	20%
Sales	4,587	2,933	1,654	56%
Other	1,504	260	1,244	nm
Total revenues	101,137	82,506	18,631	23%
Costs and Expenses				
Direct costs of rental operations:				
Depreciation of rental equipment	3,514	2,799	715	26%
Rental related services	18,568	16,344	2,224	14%
Other	7,317	6,212	1,105	18%
Total direct costs of rental operations	29,399	25,355	4,044	16%
Costs of sales	2,858	1,849	1,009	55%
Total costs of revenues	32,257	27,204	5,053	19%
Gross Profit				
Rental	63,705	53,207	10,498	20%
Rental related services	1,942	750	1,192	nm
Rental operations	65,647	53,957	11,690	22%
Sales	1,729	1,084	645	60%
Other	1,504	260	1,244	nm
Total gross profit	68,880	55,302	13,578	25%
Selling and administrative expenses	(31,537)	(24,465)	7,072	29%
Other income	457	—	457	nm
Income from operations	37,800	30,837	6,963	23%
Interest expense allocation	(4,950)	(1,518)	3,432	nm
Pre-tax income	$ 32,850	$ 29,319	$ 3,531	12%
Other Selected Information				
Adjusted EBITDA	$ 47,147	$ 37,393	$ 9,754	26%
Average rental equipment [1]	$ 206,095	$ 169,997	$ 36,098	21%
Average rental equipment on rent	$ 159,391	$ 144,133	$ 15,258	11%
Average monthly total yield [2]	3.01%	3.05%		(1)%
Average utilization [3]	77.3%	84.8%		(9)%
Average monthly rental rate [4]	3.90%	3.60%		8%
Period end rental equipment [1]	$ 221,817	$ 184,919	$ 36,898	20%
Period end utilization [3]	71.5%	82.6%		(13)%

1. Average and Period end rental equipment represents the cost of rental equipment excluding new equipment inventory and accessory equipment.
2. Average monthly total yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment for the period.
3. Period end utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding new equipment inventory and accessory equipment. Average utilization for the period is calculated using the average month end costs of the rental equipment.
4. Average monthly rental rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent for the period.

nm = Not meaningful

Portable Storage's gross profit for 2023 increased $13.6 million, or 25%, to $68.9 million. For the year ended December 31, 2023 compared to the year ended December 31, 2022:

- **Gross Profit on Rental Revenues** – Rental revenues increased $12.3 million, or 20%, due to 11% higher average rental equipment on rent and 8% higher average monthly rental rates in 2023. As a percentage of rental revenues, depreciation was 5% and 4% in 2023 and 2022, respectively, and other direct costs were 10% in both 2023 and 2022, which resulted in gross margin percentage of 85% in 2023 compared to 86% in 2022. The higher rental revenues and lower rental margins resulted in gross profit on rental revenues increasing $10.5 million, or 20%, to $63.7 million in 2023.

- **Gross Profit on Rental Related Services** – Rental related services revenues increased $3.4 million, or 20%, compared to 2022. The increase in rental related services revenues was primarily attributable to increased delivery and return delivery revenues. The higher revenues coupled with higher gross margin percentage of 9% in 2023, compared to 4% in 2022, resulted in rental related services gross profit increasing $1.2 million to $1.9 million in 2023.

- **Gross Profit on Sales** – Sales revenues increased $1.7 million, or 56%, primarily due to higher used equipment sales. The higher sales revenues and higher gross margins of 38% in 2023, compared to 37% in 2022, resulted in sales gross profit increasing $0.6 million, or 60%, to $1.7 million in 2023. Sales occur routinely as a normal part of Portable Storage's rental business; however, these sales can fluctuate from period to period depending on customer requirements, equipment availability and funding.

For 2023, Portable Storage's selling and administrative expenses increased $7.1 million, or 29%, to $31.5 million, primarily due to $3.2 million higher allocated corporate expenses, which included $1.3 million of allocated transaction costs from the divestiture of Adler Tanks, and increased employee salaries and benefit costs totaling $2.0 million, as compared to 2022.

TRS-RenTelco

For 2023, TRS-RenTelco's total revenues decreased $2.5 million, or 2%, to $148.3 million compared to 2022, primarily due to lower rental revenues, partially offset by higher sales and other revenues. Pre-tax income decreased $12.3 million, or 33%, to $24.6 million for 2023, primarily due to lower gross profit on rental and sales revenues, coupled with an increase in selling and administrative expenses.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pre-tax income, and other selected information.

TRS-RenTelco – 2023 compared to 2022

(dollar amounts in thousands)	Year Ended December 31, 2023	Year Ended December 31, 2022	Increase (Decrease) $	Increase (Decrease) %
Revenues				
Rental	$ 114,247	$ 121,375	$ (7,128)	(6)%
Rental related services	3,139	3,112	27	1%
Rental operations	117,386	124,487	(7,101)	(6)%
Sales	27,119	24,571	2,548	10%
Other	3,772	1,720	2,052	nm
Total revenues	148,277	150,778	(2,501)	(2)%
Costs and Expenses				
Direct costs of rental operations:				
Depreciation of rental equipment	48,477	49,253	(776)	(2)%
Rental related services	2,670	2,592	78	3%
Other	20,642	21,327	(685)	(3)%
Total direct costs of rental operations	71,789	73,172	(1,383)	(2)%
Costs of sales	13,884	9,707	4,177	43%
Total costs of revenues	85,673	82,879	2,794	3%
Gross Profit				
Rental	45,128	50,795	(5,667)	(11)%
Rental related services	469	520	(51)	(10)%
Rental operations	45,597	51,315	(5,718)	(11)%
Sales	13,235	14,864	(1,629)	(11)%
Other	3,772	1,720	2,052	119%
Total gross profit	62,604	67,899	(5,295)	(8)%
Selling and administrative expenses	(30,962)	(27,245)	3,717	14%
Other income	832	—	832	nm
Income from operations	32,474	40,654	(8,180)	(20)%
Interest expense allocation	(8,146)	(3,294)	4,852	nm
Foreign currency exchange loss	310	(378)	688	nm
Pre-tax income	$ 24,638	$ 36,982	$ (12,344)	(33)%
Other Selected Information				
Adjusted EBITDA	$ 84,736	$ 92,007	$ (7,271)	(8)%
Average rental equipment [1]	$ 388,679	$ 383,235	$ 5,444	1%
Average rental equipment on rent	$ 228,787	$ 245,893	$ (17,106)	(7)%
Average monthly total yield [2]	2.43%	2.63%		(8)%
Average utilization [3]	58.9%	64.2%		(8)%
Average monthly rental rate [4]	4.16%	4.11%		1%
Period end rental equipment [1]	$ 374,438	$ 395,214	$ (20,776)	(5)%
Period end utilization [3]	55.9%	59.4%		(6)%

1. Average and Period end rental equipment represents the cost of rental equipment excluding new inventory and accessory equipment.
2. Average monthly total yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment for the period.
3. Period end utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding accessory equipment. Average utilization for the period is calculated using the average month end costs of the rental equipment.
4. Average monthly rental rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent for the period.

nm = Not meaningful

TRS-RenTelco's gross profit for 2023 decreased $5.3 million, or 8%, to $62.6 million. For the year ended December 31, 2023 compared to the year ended December 31, 2022:

- **Gross Profit on Rental Revenues** – Rental revenues decreased $7.1 million, or 6%, to $114.2 million, with depreciation expense decreasing $0.8 million, or 2%, and other direct costs decreasing $0.7 million, or 3%, resulting in a decrease in gross profit on rental revenues of $5.7 million, or 11%, in 2023 compared to 2022. As a percentage of rental revenues, depreciation was 42% and 41% in 2023 and 2022, respectively, and other direct costs were 18% in both 2023 and 2022, which resulted in gross margin percentage of 40% in 2023, compared to 42% in 2022. The reduction in rental revenues was attributed to 7% lower average rental equipment on rent, partly offset by 1% higher average monthly rental rates.

- **Gross Profit on Sales** – Sales revenues increased $2.5 million, or 10%, to $27.1 million in 2023. Gross profit on sales decreased $1.6 million, or 11%, to $13.2 million, with a gross margin percentage of 49% in 2023, compared to 60% in 2022. The reduction in gross margin during the year was primarily attributed to a decrease in margin on used equipment sales. Sales occur routinely as a normal part of TRS-RenTelco's rental business; however, these sales and related gross margins can fluctuate from period to period depending on customer requirements, equipment availability and funding.

For 2023, TRS-RenTelco's selling and administrative expenses increased $3.7 million, or 14%, to $31.0 million, primarily due to $2.6 million higher allocated corporate expenses, which included $1.6 million of allocated transaction costs from the divestiture of Adler Tanks, as compared to 2022.

Twelve Months Ended December 31, 2022 Compared to
Twelve Months Ended December 31, 2021

Overview

Consolidated revenues in 2022 increased to $733.8 million from $616.8 million in 2021. Consolidated net income in 2022 increased to $115.1 million, or $4.70 per diluted share in 2022, compared to $89.7 million, or $3.66 per diluted share, in 2021. The Company's year over year total revenue increase was primarily due to higher rental, sales and rental related services revenues as more fully described below.

Revenues from discontinued operations for the twelve months ended December 31, 2022, was $98.2 million, compared to $82.2 million for the same period in 2021. Income from discontinued operations for the twelve months ended December 31, 2022, was $11.8 million, compared to $4.6 million for the same period in 2021. Earnings per diluted share from discontinued operations for 2022 was $0.48, compared to $0.19 for the same period in 2021. For additional information on discontinued operations and the divestiture of Adler Tanks, refer to Note 5 of the consolidated financial statements.

For 2022 compared to 2021, on a consolidated basis from continuing operations:

- Gross profit increased $42.9 million, or 17%, to $290.2 million. Mobile Modular's gross profit increased $41.1 million, or 23%, due to higher gross profit on rental, sales and rental related services revenues. TRS-RenTelco's gross profit increased $6.5 million, or 11%, primarily due to higher gross profit on rental and sales revenues. Enviroplex's gross profit decreased $4.8 million, or 48%, primarily due to $7.9 million lower sales revenues and lower gross margins of 22.1% compared to 31.8% in 2021.
- Selling and administrative expenses increased $19.9 million, or 16%, to $142.9 million, primarily due to increased headcount and employees' salaries and benefit costs totaling $11.2 million and $9.3 million higher marketing and administrative costs.
- Interest expense increased $4.0 million, or 48%, due to 15% higher average debt levels of the Company, accompanied by 26% higher net average interest rates of 3.55% in 2022 compared to 2.81% in 2021.
- Pre-tax income contribution in 2022 was 72% and 27% by Mobile Modular and TRS-RenTelco, respectively, compared to 66% and 29%, respectively, in 2021. These results are discussed on a segment basis below. Pre-tax income contribution by Enviroplex was 1% and 4% in 2022 and 2021, respectively.
- The provision for income taxes resulted in an effective tax rate of 23.3% and 26.3% for the twelve months ended December 31, 2022 and 2021, respectively. The lower rate in 2022 was primarily due to decreased business activity levels in higher tax rate states.
- Adjusted EBITDA increased $30.6 million, or 14%, to $251.2 million in 2022. Adjusted EBITDA is a non-GAAP financial measure and is defined as net income before interest expense, provision for income taxes, depreciation, amortization, non-cash impairment costs, share-based compensation and transaction costs. A reconciliation of Adjusted EBITDA to net cash provided by operating activities and net income to Adjusted EBITDA can be found on page 48.

Mobile Modular

For 2022, Mobile Modular's total revenues increased $98.4 million, or 27%, to $461.7 million compared to 2021, primarily due to higher rental, sales and rental related services revenues. Higher gross profit on rental, sales and rental related services revenues, partly offset by $17.6 million higher selling and administrative expenses, resulted in an increase in pre-tax income of $19.8 million, or 26%, to $96.8 million in 2022.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pre-tax income, and other selected information.

Mobile Modular – 2022 compared to 2021

(dollar amounts in thousands)	Year Ended December 31,		Increase (Decrease)	
	2022	2021	$	%
Revenues				
Rental	$ 268,288	$ 220,569	$ 47,719	22%
Rental related services	91,851	72,330	19,521	27%
Rental operations	360,139	292,899	67,240	23%
Sales	99,979	68,982	30,997	45%
Other	1,599	1,435	164	11%
Total revenues	461,717	363,316	98,401	27%
Costs and Expenses				
Direct costs of rental operations:				
Depreciation of rental equipment	31,172	28,071	3,101	11%
Rental related services	66,254	53,018	13,236	25%
Other	83,031	60,429	22,602	37%
Total direct costs of rental operations	180,457	141,518	38,939	28%
Costs of sales	64,073	45,758	18,315	40%
Total costs of revenues	244,530	187,276	57,254	31%
Gross Profit				
Rental	154,085	132,070	22,015	17%
Rental related services	25,597	19,310	6,287	33%
Rental operations	179,682	151,380	28,302	19%
Sales	35,906	23,225	12,681	55%
Other	1,599	1,435	164	11%
Total gross profit	217,187	176,040	41,147	23%
Selling and administrative expenses	(110,234)	(92,603)	17,631	19%
Income from operations	106,953	83,436	23,517	28%
Interest expense allocation	(10,175)	(6,433)	3,742	58%
Pre-tax income	$ 96,778	$ 77,003	$ 19,775	26%
Other Selected Information				
Adjusted EBITDA	$ 159,224	$ 130,089	$ 29,135	22%
Average rental equipment [1]	$ 1,025,637	$ 925,951	$ 99,686	11%
Average rental equipment on rent	$ 811,693	$ 705,577	$ 106,116	15%
Average monthly total yield [2]	2.18%	1.99%		10%
Average utilization [3]	79.1%	76.2%		4%
Average monthly rental rate [4]	2.75%	2.61%		5%
Period end rental equipment [1]	$ 1,054,845	$ 1,001,165	$ 53,680	5%
Period end utilization [3]	80.7%	76.4%		6%

1. Average and Period end rental equipment represents the cost of rental equipment excluding accessory equipment.
2. Average monthly total yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment for the period.
3. Period end utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding accessory equipment. Average utilization for the period is calculated using the average month end costs of the rental equipment.
4. Average monthly rental rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent for the period.

Mobile Modular's gross profit for 2022 increased $41.1 million, or 23%, to $217.2 million. For the year ended December 31, 2022 compared to the year ended December 31, 2021:

- **Gross Profit on Rental Revenues** – Rental revenues increased $47.7 million, or 22%, due to 15% higher average rental equipment on rent and 5% higher average monthly rental rates in 2022. As a percentage of rental revenues, depreciation was 12% and 13% in 2022 and 2021, respectively, and other direct costs were 31% in 2022 and 27% in 2021, which resulted in gross margin percentage of 57% in 2022 compared to 60% in 2021. The higher rental revenues and lower rental margins resulted in gross profit on rental revenues increasing $22.0 million, or 17%, to $154.1 million in 2022.

- **Gross Profit on Rental Related Services** – Rental related services revenues increased $19.5 million, or 27%, compared to 2021. Most of these service revenues are negotiated with the initial lease and are recognized on a straight-line basis with the associated costs over the initial term of the lease. The increase in rental related services revenues was primarily attributable to higher amortization of modular building delivery and return delivery and dismantle revenues and increased delivery and return delivery revenues at Portable Storage. The higher revenues accompanied by higher gross margin percentage of 28% in 2022 compared to 27% in 2021, resulted in rental related services gross profit increasing $6.3 million, or 33%, to $25.6 million in 2022.

- **Gross Profit on Sales** – Sales revenues increased $31.0 million, or 45%, due to higher used and new equipment sales. The higher sales revenues and higher gross margins of 36% in 2022 compared to 34% in 2021, resulted in sales gross profit increasing $12.7 million, or 55%, to $35.9 million in 2022. Sales occur routinely as a normal part of Mobile Modular's rental business; however, these sales can fluctuate from period to period depending on customer requirements, equipment availability and funding.

For 2022, Mobile Modular's selling and administrative expenses increased $17.6 million, or 19%, to $110.2 million, primarily due to $8.2 million higher allocated corporate expenses, increased employee salaries and benefit costs totaling $6.0 million, and $2.8 million higher marketing and administrative costs, compared to 2021.

TRS-RenTelco

For 2022, TRS-RenTelco's total revenues increased $10.6 million, or 8%, to $150.8 million compared to 2021, primarily due to higher rental and sales revenues. Pre-tax income increased $3.2 million, or 10%, to $37.0 million for 2022, primarily due to higher gross profit on rental and sales revenues, partly offset by an increase in selling and administrative expenses.

The following table summarizes year-to-year results for each revenue and gross profit category, income from operations, pre-tax income, and other selected information.

TRS-RenTelco – 2022 compared to 2021

(dollar amounts in thousands)	Year Ended December 31,		Increase (Decrease)	
	2022	2021	$	%
Revenues				
Rental	$ 121,375	$ 113,419	$ 7,956	7%
Rental related services	3,112	2,880	232	8%
Rental operations	124,487	116,299	8,188	7%
Sales	24,571	22,242	2,329	10%
Other	1,720	1,653	67	4%
Total revenues	150,778	140,194	10,584	8%
Costs and Expenses				
Direct costs of rental operations:				
Depreciation of rental equipment	49,253	47,374	1,879	4%
Rental related services	2,592	2,704	(112)	(4)%
Other	21,327	19,148	2,179	11%
Total direct costs of rental operations	73,172	69,226	3,946	6%
Costs of sales	9,707	9,574	133	1%
Total costs of revenues	82,879	78,800	4,079	5%
Gross Profit				
Rental	50,795	46,897	3,898	8%
Rental related services	520	176	344	nm
Rental operations	51,315	47,073	4,242	9%
Sales	14,864	12,667	2,197	17%
Other	1,720	1,653	67	4%
Total gross profit	67,899	61,394	6,505	11%
Selling and administrative expenses	(27,245)	(25,152)	2,093	8%
Income from operations	40,654	36,243	4,411	12%
Interest expense allocation	(3,294)	(2,270)	1,024	45%
Foreign currency exchange loss	(378)	(210)	(168)	nm
Pre-tax income	$ 36,982	$ 33,763	$ 3,219	10%
Other Selected Information				
Adjusted EBITDA	$ 92,007	$ 85,723	$ 6,284	7%
Average rental equipment [1]	$ 383,235	$ 351,895	$ 31,340	9%
Average rental equipment on rent	$ 245,893	$ 235,773	$ 10,120	4%
Average monthly total yield [2]	2.63%	2.69%		(2)%
Average utilization [3]	64.2%	67.0%		(4)%
Average monthly rental rate [4]	4.11%	4.01%		2%
Period end rental equipment [1]	$ 395,214	$ 361,130	$ 34,084	9%
Period end utilization [3]	59.4%	62.9%		(6)%

1. Average and Period end rental equipment represents the cost of rental equipment excluding new inventory and accessory equipment.
2. Average monthly total yield is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment for the period.
3. Period end utilization is calculated by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding accessory equipment. Average utilization for the period is calculated using the average month end costs of the rental equipment.
4. Average monthly rental rate is calculated by dividing the averages of monthly rental revenues by the cost of rental equipment on rent for the period.

nm = Not meaningful

TRS-RenTelco's gross profit for 2022 increased $6.5 million, or 11%, to $67.9 million. For the year ended December 31, 2022 compared to the year ended December 31, 2021:

- **Gross Profit on Rental Revenues** – Rental revenues increased $8.0 million, or 7%, to $121.4 million, with depreciation expense increasing $1.9 million, or 4%, and other direct costs increasing $2.2 million, or 11%, resulting in an increase in gross profit on rental revenues of $3.9 million, or 8%, in 2022 compared to 2021. As a percentage of rental revenues, depreciation was 41% and 42% in 2022 and 2021, respectively, and other direct costs was 18% in 2022 compared to 17% in 2021, which resulted in gross margin percentage of 42% in 2022 compared to 41% in 2021. The rental revenues increase was due to 4% higher average rental equipment on rent and 2% higher average monthly rental rates.

- **Gross Profit on Sales** – Sales revenues increased $2.3 million, or 10%, to $24.6 million in 2022. Gross profit on sales increased $2.2 million, or 17%, to $14.9 million with a gross margin percentage of 60% in 2022, compared to 57% in 2021. The increase in gross margin during the year was primarily attributed to an increase in margin on used equipment sales. Sales occur routinely as a normal part of TRS-RenTelco's rental business; however, these sales and related gross margins can fluctuate from period to period depending on customer requirements, equipment availability and funding.

For 2022, TRS-RenTelco's selling and administrative expenses increased $2.1 million, or 8%, to $27.2 million, primarily due to $0.9 million higher allocated corporate expenses and an increase of $0.7 million in marketing and administrative expenses, compared to 2021.

Adjusted EBITDA

To supplement the Company's financial data presented on a basis consistent with accounting principles generally accepted in the United States of America ("GAAP"), the Company presents "Adjusted EBITDA", which is defined by the Company as net income before interest expense, provision for income taxes, depreciation, amortization, non-cash impairment costs, share-based compensation and transaction costs. The Company presents Adjusted EBITDA as a financial measure as management believes it provides useful information to investors regarding the Company's liquidity and financial condition and because management, as well as the Company's lenders, use this measure in evaluating the performance of the Company.

Management uses Adjusted EBITDA as a supplement to GAAP measures to further evaluate period-to-period operating performance, compliance with financial covenants in the Company's revolving lines of credit and senior notes and the Company's ability to meet future capital expenditure and working capital requirements. Management believes the exclusion of non-cash charges, including share-based compensation, and transaction costs is useful in measuring the Company's cash available for operations and performance of the Company. Because management finds Adjusted EBITDA useful, the Company believes its investors will also find Adjusted EBITDA useful in evaluating the Company's performance.

Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows, or other consolidated income or cash flow data prepared in accordance with GAAP or as a measure of the Company's profitability or liquidity. Adjusted EBITDA is not in accordance with or an alternative for GAAP and may be different from non−GAAP measures used by other companies. Unlike EBITDA, which may be used by other companies or investors, Adjusted EBITDA does not include share-based compensation charges and transaction costs. The Company believes that Adjusted EBITDA is of limited use in that it does not reflect all of the amounts associated with the Company's results of operations as determined in accordance with GAAP and does not accurately reflect real cash flow. In addition, other companies may not use Adjusted EBITDA or may use other non-GAAP measures, limiting the usefulness of Adjusted EBITDA for purposes of comparison. The Company's presentation of Adjusted EBITDA should not be construed as an inference that the Company will not incur expenses that are the same as or similar to the adjustments in this presentation. Therefore, Adjusted EBITDA should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. The Company compensates for the limitations of Adjusted EBITDA by relying upon GAAP results to gain a complete picture of the Company's performance. Because Adjusted EBITDA is a non-GAAP financial measure, as defined by the SEC, the Company includes in the tables below reconciliations of Adjusted EBITDA to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Reconciliation of Income from Continuing Operations to Adjusted EBITDA

(dollar amounts in thousands)	Year Ended December 31,				
	2023	2022	2021	2020	2019
Income from continuing operations	$ 111,852	$ 103,309	$ 85,085	$ 96,121	$ 85,907
Provision for income taxes	37,610	31,377	30,725	28,715	28,961
Interest expense	40,560	12,230	8,244	6,680	8,894
Depreciation and amortization	107,918	93,490	87,972	75,751	69,802
EBITDA	297,940	240,406	212,026	207,267	193,564
Share-based compensation	8,157	6,747	6,585	4,746	4,805
Transaction costs [3]	15,877	4,053	2,045	—	—
Adjusted EBITDA [1]	$ 321,974	$ 251,206	$ 220,656	$ 212,013	$ 198,369
Adjusted EBITDA margin [2]	39%	40%	41%	43%	42%

1. Adjusted EBITDA is defined as income from operations before interest expense, provision for income taxes, depreciation, amortization, share-based compensation and transaction costs.
2. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by total revenues for the period.
3. Transaction costs include acquisition and divestiture related legal and professional fees and other costs specific to these transactions.

For the year ended December 31, 2023, total Adjusted EBITDA from both continuing and discontinued operations was $325.7 million, excluding the gain on divestiture of Adler Tanks, compared to $288.9 million for the same period in 2022. For the years ended December 31, 2023 and 2022, the total Adjusted EBITDA from continuing operations was $322.0 million and $251.4 million, respectively, and the total Adjusted EBITDA from discontinued operations was $3.7 million and $37.7 million, respectively.

The following table reconciles Adjusted EBITDA on a combined basis, including both continuing and discontinued operations, to the net cash provided by operating activities on the Company's consolidated statement of cash flows.

Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities

(dollar amounts in thousands)	Year Ended December 31,				
	2023	2022	2021	2020	2019
Adjusted EBITDA [1]	$ 325,656	$ 288,866	$ 248,617	$ 241,023	$ 236,824
Interest paid	(38,603)	(14,775)	(10,326)	(9,050)	(12,475)
Income taxes paid, net of refunds received	(91,565)	(27,362)	(9,087)	(34,903)	(17,528)
Gain on sale of used rental equipment	(31,642)	(37,979)	(25,441)	(19,329)	(21,309)
Foreign currency exchange (gain) loss	(310)	378	210	(78)	(84)
Amortization of debt issuance costs	8	16	15	11	11
Change in certain assets and liabilities:					
Accounts receivable, net	(35,143)	(30,524)	(23,946)	4,783	(6,310)
Prepaid expenses and other assets	(29,326)	(16,484)	(6,816)	3,807	(13,530)
Accounts payable and other liabilities	(17,826)	8,595	11,155	3,229	17,257
Deferred income	14,094	23,701	9,082	(8,989)	5,138
Net cash provided by operating activities	$ 95,343	$ 194,432	$ 193,463	$ 180,504	$ 187,994

1. Adjusted EBITDA is defined as net income before interest expense, provision for income taxes, depreciation, amortization, non-cash impairment costs and share-based compensation.
2. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by total revenues for the period.
3. Transaction costs include acquisition and divestiture related legal and professional fees and other costs specific to these transactions.

Adjusted EBITDA is a component of two restrictive financial covenants for the Company's unsecured Credit Facility, the Note Purchase Agreement, Series D Senior Notes, Series E Senior Notes and Series F Senior Notes (as defined and more fully described under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources"). These instruments contain financial covenants requiring the Company to not:

- Permit the Consolidated Fixed Charge Coverage Ratio (as defined in the Credit Facility and the Note Purchase Agreement (as defined and more fully described under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation - Liquidity and Capital Resources" in this MD&A)) of Adjusted EBITDA (as defined in the Credit Facility and the Note Purchase Agreement) to fixed charges as of the end of any fiscal quarter to be less than 2.50 to 1. At December 31, 2023, the actual ratio was 3.33 to 1.

- Permit the Consolidated Leverage Ratio of funded debt (as defined in the Credit Facility and the Note Purchase Agreement) to Adjusted EBITDA at any time during any period of four consecutive quarters to be greater than 2.75 to 1. At December 31, 2023, the actual ratio was 2.34 to 1.

At December 31, 2023, the Company was in compliance with each of these aforementioned covenants. There are no anticipated trends that the Company is aware of that would indicate non-compliance with these covenants, though, significant deterioration in our financial performance could impact the Company's ability to comply with these covenants.

Liquidity and Capital Resources

The Company's rental businesses are capital intensive and generate significant cash flows. Cash flows for the Company in 2023 as compared to 2022 are summarized as follows:

Cash Flows from Operating Activities: The Company's operations provided net cash flows of $95.3 million for 2023, compared to $194.4 million in 2022. The $99.1 million reduction in net cash provided by operating activities was primarily the result of the $61.5 million gain on sale of discontinued operations and $48.9 million lower accounts payable and accrued liabilities in 2023, as compared to 2022.

Cash Flows from Investing Activities: Net cash used in investing activities was $391.9 million for 2023, compared to $131.4 million in 2022. The $260.4 million increase in net cash used was primarily due to the $462.1 million paid for the business acquisitions of Vesta Modular, Brekke Storage, Dixie Storage and Inland Leasing in 2023, partly offset by $268.0 million in proceeds received from the sale of the Adler Tanks business.

Cash Flows from Financing Activities: Net cash provided by financing activities was $296.4 million in 2023, compared to net used of $63.5 million in 2022. The change in net cash during 2023 was primarily due to increased borrowings under bank lines of credit and note purchase agreements. The borrowings in 2023 were primarily attributed to the funding of the Vesta Modular, Brekke Storage, Dixie Storage and Inland Leasing acquisitions, and capital needs for the tax obligations arising from the divestiture of Adler Tanks.

Significant capital expenditures are required to maintain and grow the Company's rental assets. During the last three years, the Company has financed its working capital and capital expenditure requirements through cash flows from operations, proceeds from the sale of rental equipment and from borrowings. During the year ended December 31, 2023, the Company sold its Adler Tanks business, generating a total of $202.7 million in net proceeds, which were primarily used to expand the Company's rental asset fleet through the purchase of Vesta Modular. Sales of rental equipment occur routinely as a normal part of the Company's rental businesses. However, these sales can fluctuate from period to period depending on customer requirements and funding. Although the net proceeds received from sales may fluctuate from period to period, the Company believes its liquidity will not be adversely impacted from lower sales in any given year because it believes it has the ability to increase its bank borrowings, offer additional notes and conserve its cash in the future by reducing the amount of cash it uses to purchase rental equipment, pay dividends, or repurchase the Company's common stock.

As the following table indicates, cash flow provided by operating activities and proceeds from sales of used rental equipment have been greater than rental equipment purchases over the past three years.

Funding of Rental Asset Growth

(amounts in thousands)	Year Ended December 31,			Three Year Totals
	2023	2022	2021	
Cash provided by operating activities	$ 95,343	$ 194,432	$ 195,743	$ 485,518
Proceeds from sales of used rental equipment	66,168	73,879	57,337	197,384
Proceeds from sale of discontinued operation, net of tax	202,706	—	—	202,706
Cash available for purchase of rental equipment	364,217	268,311	253,080	885,608
Purchases of rental equipment	(229,679)	(187,689)	(114,145)	(531,513)
Cash available for other purposes	$ 134,538	$ 80,622	$ 138,935	$ 354,095

In addition to increasing its rental assets, the Company has periodically made acquisitions of businesses and business assets. During the year ended December 31, 2023, the Company transacted a total of $462.1 million in acquisition related costs. There were no acquisition related transactions during the year ended December 31, 2022 and $292.2 million in acquisition related costs during the same period in 2021. The Company had other capital expenditures for property, plant and equipment of $44.0 million in 2023, $17.6 million in 2022 and $2.7 million in 2021, and has used cash to provide returns to its shareholders in the form of cash dividends. The Company paid cash dividends of $45.6 million, $44.3 million and $42.2 million in the years ended December 31, 2023, 2022 and 2021, respectively.

The Company has in the past made purchases of shares of its common stock from time to time in over-the-counter market (NASDAQ) transactions, through privately negotiated, large block transactions and through a share repurchase plan, in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934. In August 2015, the Company's Board of Directors authorized the Company to repurchase 2,000,000 shares of the Company's outstanding common stock (the "Repurchase Plan"). The amount and time of the specific repurchases are subject to prevailing market conditions, applicable legal requirements and other factors, including management's discretion. All shares repurchased by the Company are canceled and returned to the status of authorized but unissued shares of common stock. There can be no assurance that any authorized shares will be repurchased and the repurchase program may be modified, extended or terminated by the Board of Directors at any time. There were no shares of common stock repurchased during the twelve months ended December 31, 2023, 2022 and 2021. As of December 31, 2023, 1,309,805 shares remain authorized for repurchase under the Repurchase Plan.

Unsecured Revolving Lines of Credit

On July 15, 2022, the Company entered into an amended and restated credit agreement with Bank of America, N.A., as Administrative Agent, Swing Line Lender, L/C Issuer and lender, and other lenders named therein (the "Credit Facility"). The Credit Facility provides for a $650.0 million unsecured revolving credit facility (which may be further increased to $950.0 million by adding one or more tranches of term loans and/or increasing the aggregate revolving commitments), which includes a $40.0 million sublimit for the issuance of standby letters of credit and a $20.0 million sublimit for swingline loans. The proceeds of the Credit Facility are available to be used for general corporate purposes, including permitted acquisitions. The Credit Facility permits the Company's existing indebtedness to remain, which includes the Company's $20.0 million Treasury Sweep Note due July 15, 2027, the Company's existing senior notes issued pursuant to the Note Purchase and Private Shelf Agreement with Prudential Investment Management, Inc., dated as of April 21, 2011 (as amended): (i) the $60.0 million aggregate outstanding principal of notes issued November 5, 2015 which were repaid on November 5, 2022, (ii) the $40.0 million aggregate outstanding principal of notes issued March 17, 2021 and due March 17, 2028, and (iii) the $60.0 million aggregate outstanding principal of notes issued June 16, 2021 and due June 16, 2026. In addition, the Company may incur additional senior note indebtedness in an aggregate amount not to exceed $250.0 million. The Credit Facility matures on July 15, 2027 and replaced the Company's prior $420.0 million credit facility dated March 31, 2020 with Bank of America, N.A., as agent, as amended. All obligations outstanding under the prior credit facility as of the date of the Credit Facility were refinanced by the Credit Facility on July 15, 2022.

On August 19, 2022, the Company entered into an amended and restated Credit Facility Letter Agreement and a Credit Line Note in favor of MUFG Union Bank, N.A., which provides for a $20.0 million line of credit facility related to its cash management services ("Sweep Service Facility"). The Sweep Service Facility matures on the earlier of July 15, 2027, or the date the Company ceases to utilize MUFG Union Bank, N.A. for its cash management services. The Sweep Service Facility replaced the Company's prior $12.0 million sweep service facility, dated as of March 30, 2020.

At December 31, 2023, under the Credit Facility and Sweep Service Facility, the Company had unsecured lines of credit that permit it to borrow up to $650.0 million of which $588.0 million was outstanding. The Credit Facility contains financial covenants requiring the Company to not (all defined terms used below not otherwise defined herein have the meaning assigned to such terms in the Amended Credit Facility):

- Permit the Consolidated Fixed Charge Coverage Ratio of EBITDA to fixed charges as of the end of any fiscal quarter to be less than 2.50 to 1. At December 31, 2023, the actual ratio was 3.33 to 1.

- Permit the Consolidated Leverage Ratio of funded debt to EBITDA at any time during any period of four consecutive fiscal quarters to be greater than 2.75 to 1. At December 31, 2023, the actual ratio was 2.34 to 1.

At December 31, 2023, the Company was in compliance with each of the aforementioned covenants. There are no anticipated trends that the Company is aware of that would indicate non-compliance with these covenants, although significant deterioration in our financial performance could impact the Company's ability to comply with these covenants.

Note Purchase and Private Shelf Agreement

On June 8, 2023, the Company entered into a Second Amended and Restated Note Purchase and Private Shelf Agreement (the "Note Purchase Agreement") with PGIM, Inc. ("PGIM") and the holders of Series D and Series E Notes previously issued pursuant to the Prior Amended and Restated NPA, among the Company and the other parties to the Note Purchase Agreement. The Note Purchase Agreement amended and restated, and superseded in its entirety, the Prior NPA. Pursuant to the Prior NPA, the Company issued (i) $40.0 million aggregate principal amount of its 2.57% Series D Senior Notes, due March 17, 2028, and (ii) $60.0 million aggregate principal amount of its 2.35% Series E Senior Notes, due June 16, 2026, to which the terms of the Note Purchase Agreement shall apply.

In addition, pursuant to the Note Purchase Agreement, the Company may authorize the issuance and sale of additional senior notes (the "Shelf Notes") in the aggregate principal amount of (x) $300 million minus (y) the amount of other notes (such as the Series D Senior Notes, Series E Senior Notes and Series F Senior Notes, each defined below) then outstanding, to be dated the date of issuance thereof, to mature, in case of each Shelf Note so issued, no more than 15 years after the date of original issuance thereof, to have an average life, in the case of each Shelf Note so issued, of no more than 15 years after the date of original issuance thereof, to bear interest on the unpaid balance thereof from the date thereof at the rate per annum, and to have such other particular terms, as shall be set forth, in the case of each Shelf Note so issued, in accordance with the Note Purchase Agreement. Shelf Notes may be issued and sold from time to time at the discretion of the Company's Board of Directors and in such amounts as the Board of Directors may determine, subject to prospective purchasers' agreement to purchase the Shelf Notes. The Company will sell the Shelf Notes directly to such purchasers. The full net proceeds of each Shelf Note will be used in the manner described in the applicable Request for Purchase with respect to such Shelf Note.

6.25% Senior Notes Due in 2030

On September 27, 2023, the Company issued and sold to the purchasers $75.0 million aggregate principal amount of 6.25% Series F Notes (the "Series F Senior Notes") pursuant to the terms of the Second Amended and Restated Note Purchase and Private Shelf Agreement, dated June 8, 2023 (the "Note Purchase Agreement"), among the Company, PGIM, Inc. and the noteholders party thereto.

The Series F Senior Notes are an unsecured obligation of the Company and bear interest at a rate of 6.25% per annum and mature on September 27, 2030. Interest on the Series F Senior Notes is payable semi-annually beginning on March 27, 2024 and continuing thereafter on September 27 and March 27 of each year until maturity. The principal balance is due when the notes mature on September 27, 2030. The full net proceeds from the Series F Senior Notes will primarily be used to fulfill the income tax obligations incurred from the divestiture of Adler Tanks. At December 31, 2023, the principal balance outstanding under the Series F Senior Notes was $75.0 million.

2.57% Senior Notes Due in 2028

On March 17, 2021, the Company issued and sold to the purchasers $40 million aggregate principal amount of 2.57% Series D Notes (the "Series D Senior Notes") pursuant to the terms of the Amended and Restated Note Purchase and Private Shelf Agreement, dated March 31, 2020 (the "Note Purchase Agreement"), among the Company, PGIM, Inc. and the noteholders party thereto.

The Series D Senior Notes are an unsecured obligation of the Company and bear interest at a rate of 2.57% per annum and mature on March 17, 2028. Interest on the Series D Senior Notes is payable semi-annually beginning on September 17, 2021 and continuing thereafter on March 17 and September 17 of each year until maturity. The principal balance is due when the notes mature on March 17, 2028. The full net proceeds from the Series D Senior Notes were used to pay off the Company's $40 million Series B Senior Notes. At December 31, 2023, the principal balance outstanding under the Series D Senior Notes was $40.0 million.

2.35% Senior Notes Due in 2026

On June 16, 2021, the Company issued and sold to the purchasers $60 million aggregate principal amount of 2.35% Series E Notes (the "Series E Notes") pursuant to the terms of the Amended and Restated Note Purchase and Private Shelf Agreement, dated March 31, 2020 (the "Note Purchase Agreement"), among the Company, PGIM, Inc. and the noteholders party thereto.

The Series E Senior Notes are an unsecured obligation of the Company and bear interest at a rate of 2.35% per annum and mature on June 16, 2026. Interest on the Series E Senior Notes is payable semi-annually beginning on December 16, 2021 and continuing thereafter on June 16 and December 16 of each year until maturity. The principal balance is due when the notes mature on June 16, 2026. The full net proceeds from the Series E Senior Notes were used to pay down the Company's credit facility. At December 31, 2023, the principal balance outstanding under the Series E Senior Notes was $60.0 million.

Among other restrictions, the Note Purchase Agreement, which has superseded in its entirety the Prior NPA, under which the Series D Senior Notes, Series E Senior Notes and Series F Senior Notes were sold, contains financial covenants requiring the Company to not (all defined terms used below not otherwise defined herein have the meaning assigned to such terms in the Note Purchase Agreement):

- Permit the Consolidated Fixed Charge Coverage Ratio of EBITDA (as defined in the Note Purchase Agreement) to fixed charges as of the end of any fiscal quarter to be less than 2.50 to 1. At December 31, 2023, the actual ratio was 3.33 to 1.

- Permit the Consolidated Leverage Ratio of funded debt to EBITDA (as defined in the Note Purchase Agreement) at any time during any period of four consecutive quarters to be greater than 2.75 to 1. At December 31, 2023, the actual ratio was 2.34 to 1.

At December 31, 2023, the Company was in compliance with each of the aforementioned covenants. There are no anticipated trends that the Company is aware of that would indicate non-compliance with these covenants, although significant deterioration in our financial performance could impact the Company's ability to comply with these covenants.

Although no assurance can be given, the Company believes it will continue to be able to negotiate general bank lines of credit and issue senior notes adequate to meet capital requirements not otherwise met by operational cash flows and proceeds from sales of rental equipment.

Contractual Obligations and Commitments

At December 31, 2023, the Company's material contractual obligations and commitments consisted of outstanding borrowings under our credit facilities expiring in 2027, outstanding amounts under our 2.35%, 2.57% and 6.25% senior notes due in 2026, 2028 and 2030, respectively, and operating leases for facilities. The operating lease amounts exclude property taxes and insurance. The table below provides a summary of the Company's contractual obligations and reflects expected payments due as of December 31, 2023 and does not reflect changes that could arise after that date.

Payments Due by Period

(dollar amounts in thousands)	Total	Within 1 Year	Within 2 to 3 Years	Within 4 to 5 Years	More than 5 Years
Revolving lines of credit	$ 588,000	$ —	$ —	$ 588,000	$ —
6.25% Series F senior notes due in 2030	107,813	4,688	9,375	9,375	84,375
2.57% Series D senior notes due in 2028	44,626	1,028	2,056	41,542	—
2.35% Series E senior notes due in 2026	63,525	1,410	62,115	—	—
Operating leases for facilities	15,002	6,270	6,827	786	1,119
Total contractual obligations	$ 818,966	$ 13,396	$ 80,373	$ 639,703	$ 85,494

The Company believes that its needs for working capital and capital expenditures through 2024 and beyond will be adequately met by operating cash flow, proceeds from the sale of rental equipment, and bank borrowings.

Please see the Company's Consolidated Statements of Cash Flows on page 65 for a more detailed presentation of the sources and uses of the Company's cash.

Critical Accounting Policies

The Company prepares its consolidated financial statements in accordance with GAAP. A summary of the Company's significant accounting policies are in Note 1 to the Company's consolidated financial statements. The Company determined its critical accounting policies by considering those policies that involve the most complex or subjective assumptions, estimates, and/or judgment. Material changes in these assumptions, estimates or judgments could have the potential to have a material impact on the Company's financial results. The Company has identified below the accounting policies that it believes could potentially have a material impact on operating results if a change in assumption, estimate and/or judgment were to occur.

Depreciation - The estimated useful lives and estimated residual values used for rental equipment are based on the Company's experience as to the economic useful life and sale value of its products. Additionally, to the extent information is publicly available, the Company also compares its depreciation policies to other companies with similar rental products for reasonableness.

The lives and residual values of rental equipment are subject to periodic evaluation. For modular equipment, external factors to consider may include, but are not limited to, changes in legislation, regulations, building codes, local permitting, and supply or demand. Internal factors for modulars may include, but are not limited to, change in equipment specifications, condition of equipment, or maintenance policies. For portable storage containers, external factors to consider may include, but are not limited to, the quality of the steel construction, types of materials stored and the frequency of movements and uses. Internal factors for portable storage containers may include, but are not limited to, change in equipment specifications and maintenance policies. For electronic test equipment, external factors to consider may include, but are not limited to, technological advances, changes in manufacturers' selling prices, and supply or demand. Internal factors for electronic test equipment may include, but are not limited to, change in equipment specifications, condition of equipment, or maintenance policies.

To the extent that the useful lives of all of our rental equipment were to decrease or increase by one year, the Company estimates the annual depreciation expense would increase or decrease by approximately $4 million. If the estimated residual values of all of our rental equipment were to change one percentage point, the Company estimates the annual depreciation expense would change by approximately $1 million. Any changes in depreciation expense as a result of a change in useful lives or residual values would result in a proportional increase or decrease in the gross profit the Company would recognize upon the ultimate sale of the equipment.

Maintenance, repair and refurbishment - Maintenance and repairs are expensed as incurred. The direct material and labor costs of value-added additions or major refurbishment of modular buildings are capitalized to the extent the refurbishment significantly improves the quality and adds value or life to the equipment. Judgment is involved as to when these costs should be capitalized. The Company's policies narrowly limit the capitalization of value-added items to specific additions such as portable storage office conversions, restrooms, sidewalls and ventilation upgrades. In addition, only major refurbishment costs incurred near the end of the estimated useful life of the rental equipment, which extend its useful life, and are subject to certain limitations, are capitalized. The Company capitalized $16 million in extended life or value added refurbishments in 2023. Changes in these policies to expense these costs as incurred could impact the Company's financial results.

Acquisition Accounting - The Company has made acquisitions of businesses in the past and records the assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. Long-lived assets (primarily rental equipment), goodwill and other intangible assets generally represent the largest components of the Company's acquisitions. Determining the fair value of the assets and liabilities acquired can be judgmental in nature and can involve the use of significant estimates and assumptions. Rental equipment is valued utilizing either a cost, market or income approach, or a combination of certain of these methods, depending on the asset being valued and the availability of market or income data. The intangible assets acquired are primarily comprised of customer relationships, non-compete agreements and trade names. These assets are valued on an excess earnings or income approach based on projected cash flows. The estimated fair values of these intangible assets reflect various assumptions about revenue growth rates, operating margins, projected cash flows, discount rates, customer attrition rates, terminal values, useful lives and other prospective financial information. When appropriate, the Company's estimates of the fair values of assets and liabilities acquired include assistance from independent third-party valuation firms. Goodwill is calculated as the excess of the cost of the acquired business over the net of the fair value of the assets acquired and the liabilities assumed. The judgments made in determining the estimated fair value assigned to the assets acquired, as well as the estimated life of the assets, can materially impact the Company's financial results in periods subsequent to the acquisition through depreciation and amortization, and in certain instances through impairment charges, if the asset becomes impaired in the future. As discussed below, we regularly review for impairments.

Impairment of rental equipment - The carrying value of the Company's rental equipment is its capitalized cost less accumulated depreciation. To the extent events or circumstances indicate that the carrying value cannot be recovered, an impairment loss is recognized to reduce the carrying value to fair value. The Company evaluates the carrying value of rental equipment for impairment whenever events and circumstances have occurred that would indicate the carrying value may not be fully recoverable. Determining fair value includes estimates and judgments regarding the projected net cash flows considering current and future market conditions including assumptions regarding utilization, rental pricing, the condition of the equipment, the equipment's expected remaining life and sale proceeds. Due to uncertainties inherent in the valuation process and market conditions, it is reasonably possible that actual results of operating and disposing of rental equipment could be materially different than current expectations.

Impairment of goodwill and intangible assets - The Company's goodwill is not amortized to expense, the Company assesses whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to complete quantitative impairment assessments. These impairment assessments occur annually, or more frequently if an event occurs, or circumstances change in the interim that would indicate that it was more likely than not the fair value had reduced below its carrying value. Application of the goodwill impairment assessment requires judgement including the identification of reporting units, assignment of assets and liabilities to reporting units, business projections including changes in pricing, rental and sale activity and costs, long term growth rates and discount rates. In 2023, 2022 and 2021 the Company performed qualitative assessments taking into consideration the market value of the Company, any changes in management, key personnel, strategy and any relevant macroeconomic conditions, concluding that the fair value of the reporting units substantially exceeded the respective reporting units carrying value, including goodwill.

Intangible assets (other than goodwill) acquired are recorded at their estimated fair value at the date of acquisition. Definite lived intangibles are amortized over their expected useful lives, while indefinite lived intangibles are not amortized. The Company monitors conditions related to these assets to determine whether events and circumstances warrant a revision to the remaining amortization period. The Company tests these assets for potential impairment annually and whenever management determines events or changes in circumstances indicate that the carrying value may not be recoverable.

Revenue recognition:

Lease revenue - Rental revenues from operating leases are recognized on a straight-line basis over the term of the lease for all operating segments. Rental billings for periods extending beyond period end are recorded as deferred income and are recognized in the period earned. Rental related services revenues are primarily associated with relocatable modular building and portable storage container leases. For modular building leases, rental related services revenues for modifications, delivery, installation, dismantle and return delivery are lease related because the payments are considered minimum lease payments that are an integral part of the negotiated lease agreement with the customer. These revenues are recognized on a straight-line basis over the term of the lease. Certain leases are accounted for as sales-type leases. For these leases, sales revenue and the related accounts receivable are recognized upon delivery and installation of the equipment and the unearned interest is recognized over the lease term on a basis which results in a constant rate of return on the unrecovered lease investment. Other revenues include interest income on sales-type leases and rental income on facility leases.

Non-lease revenue - Sales revenue is recognized upon delivery and installation of the equipment to customers. Certain leases are accounted for as sales-type leases. For these leases, sales revenue and the related accounts receivable are recognized upon delivery and installation of the equipment and the unearned interest is recognized over the lease term on a basis which results in a constant rate of return on the unrecovered lease investment. The Company typically recognizes non-lease related revenues at a point in time because the customer does not simultaneously consume the benefits of the Company's promised goods and services, or performance obligations, and obtain control when delivery and installation are complete. Revenue from contracts that satisfy the criteria for over-time recognition are recognized as work is performed by using the input method based on the ratio of costs incurred to estimated total contract costs for each contract. For contracts that have multiple performance obligations, the transaction price is allocated to each performance obligation in the contract based on the Company's best estimate of the standalone selling prices of each distinct performance obligation in the contract. The standalone selling price is typically determined based upon the expected cost plus an estimated margin of each performance obligation. Judgment is involved in determining the performance obligations and standalone selling prices. To the extent actual results were to differ from these estimates, the timing of profit recognition could change and impact the Company's financial results.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company is exposed to cash flow and fair value risk due to changes in interest rates with respect to its 2.35%, 2.57% and 6.25% senior notes due in 2026, 2028 and 2030, respectively, and its revolving lines of credit. Weighted average variable rates are based on implied forward rates in the yield curve at December 31, 2023. The estimate of fair value of the Company's fixed rate debt is based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities. The table below presents principal cash flows by expected annual maturities, related weighted average interest rates and estimated fair value for the Company's Series E, Series D and Series F Senior Notes and the Company's revolving lines of credit under the Credit Facility and Sweep Service Facility as of December 31, 2023.

(dollar amounts in thousands)	2024	2025	2026	2027	2028	Thereafter	Total	Estimated Fair Value
Revolving lines of credit	$ —	$ —	$ —	$588,000	$ —	$ —	$588,000	$588,000
Weighted average interest rate	—	—	—	6.63%	—	—	6.63%	
2.35% Series E senior notes due in 2026	$ —	$ —	$60,000	$ —	$ —	$ —	$ 60,000	$ 55,950
Stated interest rate	—	—	2.35%	—	—	—	2.35%	
2.57% Series D senior notes due in 2028	$ —	$ —	$ —	$ —	$40,000	$ —	$ 40,000	$ 35,931
Stated interest rate	—	—	—	—	2.57%	—	2.57%	
6.25% Series F senior notes due in 2030						$ 75,000	$ 75,000	$ 77,283
Stated interest rate	—	—	—	—	—	6.25%	6.25%	

The Company formed a wholly owned Canadian subsidiary, TRS-RenTelco Inc., in 2004 in conjunction with the TRS acquisition and a wholly owned Indian subsidiary, TRS-RenTelco India Private Limited, in 2013. The Company commenced the closure of its Indian operations during 2017. The Canadian operations of the Company subject it to foreign currency risks (i.e. the possibility that the financial results could be better or worse than planned because of changes in foreign currency exchange rates). Currently, the Company does not use derivative instruments to hedge its economic exposure with respect to assets, liabilities and firm commitments denominated in foreign currencies. In 2023, the Company experienced minimal impact on net income due to foreign exchange rate fluctuations. Although there can be no assurances, given the size of the Canadian operations, the Company does not expect future foreign exchange gains and losses to be significant.

The Company has no derivative financial instruments that expose the Company to significant market risk.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report filed on Form 10-K. The consolidated financial statements were prepared in conformity with United States generally accepted accounting principles and include amounts based on management's estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in the consolidated financial statements.

The Company's management is also responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company maintains a system of internal control that is designed to provide reasonable assurance as to the reliable preparation and presentation of the consolidated financial statements, as well as to safeguard assets from unauthorized use or disposition.

The Company's system of internal control over financial reporting is embodied in the Company's Code of Business Conduct and Ethics. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures, which are reviewed, modified and improved as changes occur in business conditions and operations. On February 1, 2023, McGrath RentCorp completed its acquisition of Vesta Modular Housing Solutions Holdings, Inc. ("Vesta Modular"), as discussed in Note 4. Acquisitions. Management has excluded Vesta Modular's internal controls from its assessment of the effectiveness of internal controls over financial reporting as of December 31, 2023. Vesta Modular's revenues and total assets (excluding goodwill and intangible assets) represents approximately 13 and 14 percent, respectively, of the consolidated financial statement amounts as of, and for the fiscal year ended, December 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management and the independent auditors to review and discuss internal control over financial reporting, as well as accounting and financial reporting matters. The independent auditors report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

The Company's management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria set forth in the 2013 *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, management has concluded that, as of December 31, 2023, the Company's internal control over financial reporting was effective based on those criteria.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

McGrath RentCorp

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of McGrath RentCorp (a California corporation) and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2023, and our report dated February 21, 2024 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Our audit of, and opinion on, the Company's internal control over financial reporting does not include the internal control over financial reporting of Vesta Housing Solutions Holdings, Inc. ("Vesta Modular"), a wholly-owned subsidiary, whose financial statements reflect total assets and revenues constituting 14 and 13 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023. As indicated in Management's Report, Vesta Modular was acquired during 2023. Management's assertion on the effectiveness of the Company's internal control over financial reporting excluded internal control over financial reporting of Vesta Modular.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

San Francisco, California
February 21, 2024

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

McGrath RentCorp

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of McGrath RentCorp (a California corporation) and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 21, 2024 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Customer Relationships Intangible Asset Acquired through Vesta Modular Acquisition

As described further in Note 4 to the financial statements, the Company completed the purchase of substantially all of the assets of Vesta Housing Solutions Holdings, Inc. ("Vesta Modular") for $437.2 million in cash consideration. The acquisition was accounted for as a purchase of a "business" in accordance with criteria in Accounting Standards Certification (ASC) 805 – *Business Combinations* using the purchase method of accounting. We identified the valuation of the acquired customer relationships asset as a critical audit matter.

The principal considerations for our determination that the Company's assessment of the fair value of the acquired customer relationships asset represents a critical audit matter is that the judgments and key assumptions made in assessing the fair value of the customer relationship are complex and subjective. The significant assumptions utilized to determine the fair value included projected future cash

flows, associated discount rates used to calculate present value, customer attrition rates, and other assumptions that form the basis of the forecasted results. These significant assumptions are forward looking and could be affected by future economic and market conditions.

Our audit procedures related to the valuation of the customer relationships asset from the acquisition of Vesta Modular included the following, among others:

• We inspected the purchase agreement and evaluated management's process for identifying and estimating the fair value of the acquired customer relationships asset.

• We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over its valuation of the acquired customer relationships asset, including determination of the underlying assumptions.

• We evaluated the Company's selection of the valuation methodology and significant assumptions for reasonableness. We compared management's assumptions used to develop the discount rates to the weighted average cost of capital of guideline public companies. Additionally, we compared the significant assumptions related to prospective financial information to the industry. We also performed a sensitivity analysis of the significant assumptions to evaluate the impact on the concluded fair value that would result from changes in assumptions.

• We reviewed the qualifications of the external third-party valuation specialist engaged by management in the fair value determination.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2002.

San Francisco, California
February 21, 2024

MCGRATH RENTCORP
CONSOLIDATED BALANCE SHEETS

(in thousands)	December 31, 2023	December 31, 2022
Assets		
Cash	$ 877	$ 957
Accounts receivable, net of allowance for credit losses of $2,801 at December 31, 2023 and $2,300 at December 31, 2022	227,368	169,937
Rental equipment, at cost:		
Relocatable modular buildings	1,291,093	938,081
Portable storage containers	236,123	185,187
Electronic test equipment	377,587	398,267
	1,904,803	1,521,535
Less: accumulated depreciation	(575,480)	(531,218)
Rental equipment, net	1,329,323	990,317
Property, plant and equipment, net	169,114	138,713
Prepaid expenses and other assets	102,789	69,837
Intangible assets, net	64,588	35,431
Goodwill	323,224	106,403
Assets of discontinued operations	—	196,249
Total assets	$ 2,217,283	$ 1,707,844
Liabilities and Shareholders' Equity		
Liabilities:		
Notes payable	$ 762,975	$ 413,742
Accounts payable and accrued liabilities	167,523	151,208
Deferred income	111,428	82,417
Deferred income taxes, net	241,555	203,361
Liabilities of discontinued operations	—	53,171
Total liabilities	1,283,481	903,899
Commitments and contingencies (Note 12)		
Shareholders' equity:		
Common stock, no par value - Authorized 40,000 shares Issued and outstanding - 24,496 shares as of December 31, 2023 and 24,388 shares as of December 31, 2022	111,122	110,080
Retained earnings	822,796	693,943
Accumulated other comprehensive loss	(116)	(78)
Total shareholders' equity	933,802	803,945
Total liabilities and shareholders' equity	$ 2,217,283	$ 1,707,844

The accompanying notes are an integral part of these consolidated financial statements.

MCGRATH RENTCORP
CONSOLIDATED STATEMENTS OF INCOME

		Year Ended December 31,				
(in thousands, except per share amounts)		2023		2022		2021
Revenues						
Rental	$	474,336	$	389,663	$	333,988
Rental related services		138,160		94,963		75,210
Rental operations		612,496		484,626		409,198
Sales		207,165		147,720		122,305
Other		12,181		3,319		3,088
Total revenues		831,842		635,665		534,591
Costs and Expenses						
Direct costs of rental operations:						
Depreciation of rental equipment		88,912		80,425		75,445
Rental related services		96,628		68,846		55,722
Other		114,942		104,358		79,577
Total direct costs of rental operations		300,482		253,629		210,744
Costs of sales		137,727		91,828		76,525
Total costs of revenues		438,209		345,457		287,269
Gross profit		393,633		290,208		247,322
Selling and administrative expenses		(207,539)		(142,914)		(123,058)
Other income		3,618		—		—
Income from operations		189,712		147,294		124,264
Interest expense		(40,560)		(12,230)		(8,244)
Foreign currency exchange gain (loss)		310		(378)		(210)
Income from continuing operations before provision for income taxes		149,462		134,686		115,810
Provision for income taxes from continuing operations		37,610		31,377		30,725
Income from continuing operations		111,852		103,309		85,085
Discontinued operations:						
Income from discontinued operations before provision for income taxes		1,709		15,334		5,946
Provision for income taxes from discontinued operations		453		3,505		1,326
Gain on sale of discontinued operations, net of tax		61,513		—		—
Income from discontinued operations		62,769		11,829		4,620
Net income	$	174,621	$	115,138	$	89,705
Earnings per share from continuing operations:						
Basic	$	4.57	$	4.24	$	3.51
Diluted	$	4.56	$	4.21	$	3.47
Earnings per share from discontinued operations:						
Basic	$	2.57	$	0.49	$	0.19
Diluted	$	2.56	$	0.48	$	0.19
Earnings per share:						
Basic	$	7.14	$	4.73	$	3.70
Diluted	$	7.12	$	4.70	$	3.66
Shares used in per share calculation:						
Basic		24,469		24,353		24,220
Diluted		24,529		24,519		24,515
Cash dividends declared per share	$	1.86	$	1.82	$	1.74

The accompanying notes are an integral part of these consolidated financial statements.

MCGRATH RENTCORP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year Ended December 31,				
(in thousands)		**2023**		**2022**		**2021**
Net income..	$	174,621	$	115,138	$	89,705
Other comprehensive income:						
Foreign currency translation adjustment, net of tax impact.........................		(38)		(24)		50
Comprehensive income..	$	174,583	$	115,114	$	89,755

The accompanying notes are an integral part of these consolidated financial statements.

MCGRATH RENTCORP
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except per share amounts)	Common Stock Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2020..	24,128	$ 106,289	$ 576,419	$ (104)	$ 682,604
Net income	—	—	89,705	—	89,705
Share-based compensation	—	7,666	—	—	7,666
Common stock issued under stock plans, net of shares withheld for employee taxes	132	—	—	—	—
Taxes paid related to net share settlement of stock awards.......	—	(5,345)	—	—	(5,345)
Dividends accrued at $1.74 per share.......................................	—	—	(42,659)	—	(42,659)
Other comprehensive income.......................................	—	—	—	50	50
Balance at December 31, 2021.......................................	24,260	108,610	623,465	(54)	732,021
Net income	—	—	115,138	—	115,138
Share-based compensation	—	8,009	—	—	8,009
Common stock issued under stock plans, net of shares withheld for employee taxes	128	—	—	—	—
Taxes paid related to net share settlement of stock awards.......	—	(6,539)	—	—	(6,539)
Dividends accrued at $1.82 per share.......................................	—	—	(44,660)	—	(44,660)
Other comprehensive loss	—	—	—	(24)	(24)
Balance at December 31, 2022.......................................	24,388	110,080	693,943	(78)	803,945
Net income	—	—	174,621	—	174,621
Share-based compensation	—	8,275	—	—	8,275
Common stock issued under stock plans, net of shares withheld for employee taxes	108	—	—	—	—
Taxes paid related to net share settlement of stock awards.......	—	(7,233)	—	—	(7,233)
Dividends accrued at $1.86 per share.......................................	—	—	(45,768)	—	(45,768)
Other comprehensive loss	—	—	—	(38)	(38)
Balance at December 31, 2023.......................................	24,496	$ 111,122	$ 822,796	$ (116)	$ 933,802

The accompanying notes are an integral part of these consolidated financial statements.

MCGRATH RENTCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,	
(in thousands)	2023	2022	2021
Cash Flows from Operating Activities:			
Net income	$ 174,621	$ 115,138	$ 89,705
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	109,375	111,344	106,695
Deferred income taxes	(16,952)	4,486	26,348
Provision for credit losses	2,633	837	451
Share-based compensation	8,275	8,009	7,666
Gain on sale of property, plant and equipment	(3,618)	—	—
Gain on sale of discontinued operations	(61,513)	—	—
Gain on sale of used rental equipment	(31,642)	(37,979)	(25,441)
Foreign currency exchange (gain) loss	(310)	378	210
Amortization of debt issuance costs	8	16	15
Change in:			
Accounts receivable	(37,776)	(31,361)	(24,397)
Prepaid expenses and other assets	(29,326)	(16,484)	(6,816)
Accounts payable and accrued liabilities	(32,526)	16,347	12,225
Deferred income	14,094	23,701	9,082
Net cash provided by operating activities	95,343	194,432	195,743
Cash Flows from Investing Activities:			
Proceeds from sale of discontinued operations	268,012	—	—
Purchases of rental equipment	(229,679)	(187,689)	(114,145)
Purchases of property, plant and equipment	(43,989)	(17,617)	(2,680)
Cash paid for acquisition of businesses	(458,315)	—	(283,124)
Cash paid for acquisition of business assets	(3,767)	—	(6,585)
Cash paid for acquisition of non-compete agreements	—	—	(2,500)
Proceeds from sales of used rental equipment	66,168	73,879	57,337
Proceeds from sales of property, plant and equipment	9,702	—	—
Net cash used in investing activities	(391,868)	(131,427)	(351,696)
Cash Flows from Financing Activities:			
Net borrowings under bank lines of credit	274,225	47,275	143,729
Borrowings under senior note purchase agreement	75,000	—	100,000
Principal payment of Series C senior notes	—	(60,000)	—
Principal payment of Series B senior notes	—	—	(40,000)
Taxes paid related to net share settlement of stock awards	(7,233)	(6,539)	(5,345)
Payment of dividends	(45,556)	(44,269)	(42,182)
Net cash provided by (used in) financing activities	296,436	(63,533)	156,202
Effect of foreign currency exchange rate changes on cash	9	(6)	4
Net increase (decrease) in cash	(80)	(534)	253
Cash balance, beginning of period	957	1,491	1,238
Cash balance, end of period	$ 877	$ 957	$ 1,491
Supplemental Disclosure of Cash Flow Information:			
Interest paid, during the period	$ 38,603	$ 14,775	$ 10,326
Net income taxes paid, during the period	$ 91,565	$ 27,362	$ 9,087
Dividends accrued during the period, not yet paid	$ 12,010	$ 11,227	$ 11,280
Rental equipment acquisitions, not yet paid	$ 16,653	$ 13,220	$ 5,750

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

McGrath RentCorp and its wholly-owned subsidiaries (the "Company") is a California corporation organized in 1979. The Company is a diversified business to business rental company with three rental divisions; relocatable modular buildings, portable storage containers and electronic test equipment. Although the Company's primary emphasis is on equipment rentals, sales of equipment occur in the normal course of business. At December 31, 2023, the Company was comprised of four reportable business segments: modular building segment ("Mobile Modular"), portable storage container segment ("Portable Storage"), electronic test equipment segment ("TRS-RenTelco") and classroom manufacturing division selling modular classrooms in California ("Enviroplex").

Agreement and Plan of Merger with WillScot Mobile Mini Holdings Corp.

On January 28, 2024, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), with WillScot Mobile Mini Holdings Corp., a Delaware corporation ("WillScot Mobile Mini"), Brunello Merger Sub I, Inc., a California corporation and a direct wholly owned subsidiary of WillScot Mobile Mini ("Merger Sub I"), and Brunello Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of WillScot Mobile Mini ("Merger Sub II"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub I will merge with and into the Company (the "First-Step Merger"), with the Company surviving the First-Step Merger and, immediately thereafter, the Company will merge with and into Merger Sub II (the "Second-Step Merger" and together with the First-Step Merger, the "Transaction"), with Merger Sub II surviving the Second-Step Merger as a wholly owned subsidiary of WillScot Mobile Mini. Each of the parties to the Merger Agreement intends that the Transaction will be treated as a single integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. Consummation of the Transaction is subject to the approval of the Company's shareholders, the receipt of required regulatory approvals, and satisfaction or waiver of other customary closing conditions. The First-Step Merger and the Second-Step Merger will be consummated on the same day.

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the First-Step Merger (the "Effective Time"), each share of common stock, no par value, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time, other than shares of Company Common Stock owned by WillScot Mobile Mini or any subsidiary of WillScot Mobile Mini or the Company, and shares held by shareholders who did not vote in favor of the Transaction (or consent thereto in writing) and who are entitled to demand and properly demands appraisal of such shares, will be automatically converted into the right to receive either (1) $123 in cash (the "Per Share Cash Consideration") or (2) 2.8211 (the "Exchange Ratio") shares of validly issued, fully paid and nonassessable shares of common stock, par value $0.0001, of WillScot Mobile Mini (the "WillScot Mobile Mini Common Stock") (the "Per Share Stock Consideration" together with the Per Share Cash Consideration, the "Merger Consideration"), as determined pursuant to the election and allocation procedures in the Merger Agreement. The Company's shareholders will have the opportunity to elect to receive either the Per Share Cash Consideration or the Per Share Stock Consideration in respect of their Company Common Stock, provided that 60% of the Company Common Stock will be converted into the cash consideration and 40% of the Company Common Stock will be converted into the stock consideration. Pursuant to the terms of the Merger Agreement, the closing of the Merger Agreement is subject to the satisfaction of customary closing conditions, including adoption of the Merger Agreement by the Company's shareholders and receipt of regulatory approvals. The closing of the Transaction is not subject to any financing condition.

Principles of Consolidation

The consolidated financial statements include the accounts of McGrath RentCorp and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

Lease revenues - Rental revenues from operating leases are recognized on a straight-line basis over the term of the lease for all operating segments. Rental billings for periods extending beyond period end are recorded as deferred income and are recognized in the period earned. Rental related services revenues are primarily associated with relocatable modular building and portable storage container leases. For modular building leases, rental related services revenues for modifications, delivery, installation, dismantle and return delivery are lease related because the payments are considered minimum lease payments that are an integral part of the negotiated lease agreement with the customer. These revenues are recognized on a straight-line basis over the term of the lease. Certain leases are accounted for as sales-type leases. For these leases, sales revenue and the related accounts receivable are recognized upon delivery and installation of the equipment and the unearned interest is recognized over the lease term on a basis which results in a constant rate of return on the unrecovered lease investment. Other revenues include interest income on sales-type leases and rental income on facility leases.

Non-lease revenues - Sales revenue is recognized upon delivery and installation of the equipment to customers. Certain leases are accounted for as sales-type leases. For these leases, sales revenue and the related accounts receivable are recognized upon delivery and installation of the equipment and the unearned interest is recognized over the lease term on a basis which results in a constant rate of return on the unrecovered lease investment. Revenue from contracts that satisfy the criteria for over-time recognition are recognized as work is performed by using the input method based on the ratio of costs incurred to estimated total contract costs for each contract. The majority of revenue for these contracts is derived from long-term projects which typically span multiple quarters. The Company uses third parties to provide certain services as part of its contracts with customers. The Company is considered the principal (vs. an agent) as the Company is responsible for the fulfillment of all service elements and risks associated with the underlying performance obligation. Revenue for these services is recognized on a gross basis.

Other revenue is recognized when earned and primarily includes interest income on sales-type leases, rental income on facility leases and certain logistics services.

Sales taxes charged to customers are reported on a net basis and are excluded from revenues and expenses.

Depreciation of Rental Equipment

Rental equipment is depreciated on a straight-line basis for financial reporting purposes and on an accelerated basis for income tax purposes. The costs of major refurbishment of relocatable modular buildings and portable storage containers are capitalized to the extent the refurbishment significantly adds value to, or extends the life of the equipment. Maintenance and repairs are expensed as incurred.

The estimated useful lives and residual values of the Company's rental equipment used for financial reporting purposes are as follows:

Relocatable modular buildings	18 years, 50% residual value
Relocatable modular accessories	3 to 18 years, no residual value
Blast resistant and kitchen modules	20 years, no residual value
Portable storage containers	25 years, 62.5% residual value
Electronic test equipment and accessories	1 to 8 years, no residual value

Costs of Rental Related Services

Costs of rental related services are primarily associated with relocatable modular building and portable storage container leases. Modular building leases primarily consist of costs for services to be provided under the negotiated lease agreement for delivery, installation, modifications, skirting, additional site-related work, and dismantle and return delivery. Costs related to these services are recognized on a straight-line basis over the term of the lease. Costs of rental related services associated with portable storage containers consists of costs of delivery, removal and cleaning of the containers. These costs are recognized in the period the service is performed.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of rental equipment and identifiable definite lived intangible assets for impairment whenever events or circumstances have occurred that would indicate the carrying amount may not be fully recoverable. A key element in determining the recoverability of long-lived assets is the Company's outlook as to the future market conditions for its rental equipment. If the carrying amount is not fully recoverable, an impairment loss is recognized to reduce the carrying amount to fair value. The Company determines fair value based upon the condition of the rental equipment and the projected net cash flows from its rental and sale considering current market conditions. Goodwill and identifiable indefinite lived assets are evaluated for potential impairment annually or when circumstances indicate potential impairment may have occurred. Impairment losses, if any, are determined based upon the excess of carrying value over the estimated fair value of the asset. There were no impairments of long-lived assets during the years ended December 31, 2023, 2022 and 2021.

Other Direct Costs of Rental Operations

Other direct costs of rental operations include direct labor, supplies, repairs, insurance, property taxes, license fees, impairment of rental equipment and certain modular lease costs charged to customers in the negotiated rental rate, which are recognized on a straight-line basis over the term of the lease.

Cost of Sales

Cost of sales in the consolidated statements of income includes the carrying value of the equipment sold and all direct costs associated with the sale.

Warranty Reserves

Sales of new relocatable modular buildings, portable storage containers, electronic test equipment and related accessories not manufactured by the Company are typically covered by warranties provided by the manufacturer of the products sold. The Company typically provides limited 90-day warranties for certain sales of used rental equipment and one-year warranties on equipment manufactured by Enviroplex. Although the Company's policy is to provide reserves for warranties when required for specific circumstances, the Company has not found it necessary to establish such reserves to date as warranty costs have not been significant.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is recognized on a straight-line basis for financial reporting purposes, and on an accelerated basis for income tax purposes. Depreciation expense for property, plant and equipment is included in "Selling and administrative expenses" and "Rental related services" in the Consolidated Statements of Income. Maintenance and repairs are expensed as incurred.

Property, plant and equipment from continuing operations consist of the following:

(dollar amounts in thousands)	Estimated useful life in years	December 31, 2023	December 31, 2022
Land	Indefinite	$ 75,143	$ 61,487
Land improvements	20 – 50	65,931	65,451
Buildings	30	35,360	34,055
Furniture, office equipment and software	3 – 10	30,039	33,845
Vehicles and machinery	5 – 25	35,233	27,419
		241,706	222,257
Less: accumulated depreciation		(87,399)	(84,447)
		154,307	137,810
Construction in progress		14,807	903
		$ 169,114	$ 138,713

Property, plant and equipment depreciation expense was $9.7 million, $9.0 million and $8.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. Construction in progress at December 31, 2023 and 2022 consisted primarily of costs related to acquisition of land and land improvements. For information on the property, plant and equipment from discontinued operations, refer to Note 5.

Capitalized Software Costs

The Company capitalizes certain development costs incurred in connection with its internal use software. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, direct internal and external costs are capitalized until the software is substantially complete and ready for its intended use. These costs generally include external direct costs of materials and services consumed in the project and internal costs, such as payroll and benefits of those employees directly associated with the development of the software. Maintenance, training and post implementation costs are expensed as incurred. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized software costs are included in property, plant and equipment. The Company capitalized less than $0.2 million and $0.1 million in internal use software during the years ended December 31, 2023 and 2022, respectively.

Shipping Costs

The Company includes third party costs to deliver rental equipment to customers in costs of rental related services and costs of sales.

Advertising Costs

Advertising costs are expensed as incurred. Total advertising expenses were $5.9 million, $5.0 million and $5.1 million for the years ended December 31, 2023, 2022 and 2021.

Income Taxes

Income taxes are accounted for using an asset and liability approach. Deferred tax assets and liabilities are recorded for the effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and deferred tax liabilities are adjusted to the extent necessary to reflect tax rates expected to be in effect when temporary differences reverse. Adjustments may be required to deferred tax assets and deferred tax liabilities due to changes in tax laws and audit adjustments by tax authorities. A valuation allowance would be established if, based on the weight of available evidence, management believes that it is more likely than not that some portion or all of a recorded deferred tax asset would not be realized in future periods. To the extent adjustments are required in any given period, the adjustments would be included within the "Provision for income taxes" in the Consolidated Statements of Income.

Goodwill and Intangible Assets

Purchase prices of acquired businesses are allocated to the assets and liabilities acquired based on the estimated fair values on the respective acquisition dates. Based on these values, the excess purchase prices over the fair value of the net assets acquired are allocated to goodwill. At December 31, 2023 and 2022, goodwill and trade name intangible assets from continuing operations which have indefinite lives totaled $323.2 million and $106.4 million, respectively. For information on goodwill and trade name intangible assets from discontinued operations, refer to Note 5.

The Company assesses potential impairment of its goodwill and intangible assets when there is evidence that events or circumstances have occurred that would indicate the recovery of an asset's carrying value is unlikely. The Company also assesses potential impairment of its goodwill and intangible assets with indefinite lives on an annual basis regardless of whether there is evidence of impairment. If indicators of impairment were to be present in intangible assets used in operations and future discounted cash flows were not expected to be sufficient to recover the assets' carrying amount, an impairment loss would be charged to expense in the period identified. The amount of an impairment loss would be recognized as the excess of the asset's carrying value over its fair value. Factors the Company considers important, which may cause impairment include, among others, significant changes in the manner of use of the acquired asset, negative industry or economic trends, and significant underperformance relative to historical or projected operating results.

The impairment review of the Company's goodwill is performed by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The fair value of the reporting unit is compared to its carrying value to determine if the goodwill is impaired. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, then goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit were to exceed its fair value, then a goodwill impairment loss is recorded for the amount the reporting unit's carrying value exceeds the estimated fair value.

The Company conducted its annual impairment analysis in the fourth quarter of 2023. The impairment analysis did not result in an impairment charge for the fiscal year ended 2023. There were no impairment charges in 2022 or 2021. Determining the fair value of a reporting unit is judgmental and involves the use of significant estimates and assumptions. The Company based its fair value estimates on assumptions that it believes are reasonable but are uncertain and subject to changes in market conditions.

Earnings Per Share

Basic earnings per share ("EPS") is computed as net income divided by the weighted average number of shares of common stock outstanding for the period. Diluted EPS is computed assuming conversion of all potentially dilutive securities including the dilutive effects of stock options, unvested restricted stock awards and other potentially dilutive securities. The table below presents the weighted-average common stock used to calculate basic and diluted earnings per share:

(in thousands)	Year Ended December 31,		
	2023	**2022**	**2021**
Weighted-average common stock for calculating basic earnings per share	24,469	24,353	24,220
Effect of potentially dilutive securities from equity-based compensation	60	166	295
Weighted-average common stock for calculating diluted earnings per share	24,529	24,519	24,515

In 2023, 2022 and 2021, there were no shares having an anti-dilutive effect requiring exclusion from the computation of diluted earnings per share.

The Company has made purchases of shares of its common stock from time to time in over-the-counter market (NASDAQ) transactions, through privately negotiated, large block transactions and through a share repurchase plan, in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934. In August 2015, the Company's Board of Directors authorized the Company to repurchase up to 2,000,000 shares of the Company's outstanding common stock (the "Repurchase Plan"). The amount and time of the specific repurchases are subject to prevailing market conditions, applicable legal requirements and other factors, including management's discretion. All shares repurchased by the Company are canceled and returned to the status of authorized but unissued shares of common stock. There can be no assurance that any authorized shares will be repurchased and the Repurchase Plan may be modified, extended or terminated by the Board of Directors at any time. In the twelve months ended December 31, 2023, 2022 and 2021 there were no shares of common stock repurchased. As of December 31, 2023, 1,309,805 shares remain authorized for repurchase.

Accounts Receivable and Concentration of Credit Risk

The Company's accounts receivable consist of amounts due from customers for rentals, sales, financed sales and unbilled amounts for the portion of modular building end-of-lease services earned, which were negotiated as part of the lease agreement. Unbilled receivables related to end-of-lease services, which consists of dismantle and return delivery of buildings, were $59.5 million at December 31, 2023 and $52.6 million at December 31, 2022. The Company sells primarily on 30-day terms, individually performs credit evaluation procedures on its customers on each transaction and will require security deposits from its customers when a significant credit risk is identified. The Company records an allowance for credit losses in amounts equal to the estimated losses expected to be incurred in the collection of the accounts receivable. The estimated losses are based on historical collection experience in conjunction with an evaluation of the current status of the existing accounts. Customer accounts are written off against the allowance for credit losses when an account is determined to be uncollectable. The allowance for credit losses is based on the Company's assessment of the collectability of customer accounts receivable from operating lease and non-lease revenues. The Company regularly reviews the allowance by considering factors such as historical payment experience and trends, the age of the accounts receivable balances, the Company's operating segment, customer industry, credit quality and current economic conditions that may affect a customer's ability to pay. The Company recognized credit losses of $2.6 million, $0.8 million and $0.5 million for the twelve months ended December 31, 2023, 2022 and 2021, respectively. The allowance for credit losses was $2.8 million, $2.3 million and $2.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The allowance for credit loss activity was as follows:

(in thousands)	2023	2022
Beginning balance, January 1	$ 2,300	$ 2,125
Provision for credit losses	2,633	837
Acquired reserve from Vesta Modular (see Note 4)	250	—
Derecognition of reserve from discontinued operations (see Note 5)	(450)	—
Write-offs, net of recoveries	(1,932)	(662)
Ending balance, December 31	$ 2,801	$ 2,300

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade accounts receivable. From time to time, the Company maintains cash balances in excess of the Federal Deposit Insurance Corporation limits.

Net Investment in Sales-Type Leases

The Company enters into sales-type leases with certain qualified customers to purchase its rental equipment, primarily at its TRS-RenTelco operating segment. Sales-type leases have terms that generally range from 12 to 36 months and are collateralized by a security interest in the underlying rental asset. The net investment in sales-type leases was $3.7 million at December 31, 2023 and $4.5 million at December 31, 2022. The Company's assessment of current expected losses on these receivables was not material and no credit loss expense was provided as of December 31, 2023. The Company regularly reviews the allowance by considering factors such as historical payment experience, the age of the lease receivable balances, credit quality and current economic conditions that may affect a customer's ability to pay. Lease receivables are considered past due 90 days after invoice. The Company manages the credit risk in net investment in sales-type leases, on an ongoing basis, using a number of factors, including, but not limited to the following: historical payment history, credit score, size of operations, length of time in business, industry, historical profitability, historical cash flows, liquidity and past due amounts. The Company uses credit scores obtained from external credit bureaus as a key indicator for the purposes of determining credit quality of its new customers. The Company does not own available for sale debt securities or other financial assets at December 31, 2023.

Fair Value of Financial Instruments

The Company believes that the carrying amounts for cash, accounts receivable, accounts payable and notes payable approximate their fair values except for fixed rate debt included in notes payable which has an estimated fair value of $169.2 million and $89.3 million compared to the recorded value of $175.0 million and $100.0 million as of December 31, 2023 and 2022, respectively. The estimates of fair value of the Company's fixed rate debt are based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities.

Foreign Currency Transactions and Translation

The Company's Canadian subsidiary, TRS-RenTelco Inc., a British Columbia corporation ("TRS-Canada"), functions as a branch sales office for TRS-RenTelco in Canada. The functional currency for TRS-Canada is the U.S. dollar. Foreign currency transaction gains and losses of TRS-Canada are reported in the results of operations in the period in which they occur.

The Company's Indian subsidiary, TRS-RenTelco India Private Limited ("TRS-India"), functioned as a rental and sales office for TRS-RenTelco in India, which commenced its closure during 2017. The functional currency for TRS-India is the Indian Rupee. All assets and liabilities of TRS-India are translated into U.S. dollars at period-end exchange rates and all income statement amounts are translated at the average exchange rate for each month within the year.

Currently, the Company does not use derivative instruments to hedge its economic exposure with respect to assets, liabilities and firm commitments as the foreign currency transactions and risks to date have not been significant.

Share-Based Compensation

The Company measures and recognizes the compensation expense for all share-based awards made to employees and directors, including stock options, stock appreciation rights ("SARs") and restricted stock units ("RSUs"), based upon estimated fair values. The fair value of stock options and SARs is estimated on the date of grant using the Black-Scholes option pricing model and for RSUs based upon the fair market value of the underlying shares of common stock as of the date of grant. The Company recognizes share-based compensation cost ratably on a straight-line basis over the requisite service period, which generally equals the vesting period. For performance-based RSUs, compensation costs are recognized when it is probable that vesting conditions will be met. In addition, the Company estimates the probable number of shares of common stock that will be earned and the corresponding compensation cost until the achievement of the performance goal is known. The Company recognizes forfeitures based on actual forfeitures when they occur. The Company records share-based compensation costs in "Selling and administrative expenses" in the Consolidated Statements of Income. The Company recognizes a benefit from share-based compensation in the Consolidated Statements of Shareholders' Equity if an incremental tax benefit is realized. Further information regarding share-based compensation can be found in Note 10.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during each period presented. Actual results could differ from those estimates. The most significant estimates included in the financial statements are the future cash flows and fair values used to determine the recoverability of the rental equipment and identifiable definite and indefinite lived intangible assets carrying value, the various assets' useful lives and residual values, and the allowance for credit losses. In addition, determining the fair value of the assets and liabilities acquired in a business or asset acquisition can be judgmental in nature and can involve the use of significant estimates and assumptions.

NOTE 2. NEW ACCOUNTING PRONOUNCEMENTS

On March 27, 2023, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2023-01, Leases (Topic 842): Common Control Arrangements, which requires a lessee involved in a common control lease agreement to amortize leasehold improvements over the useful life of the improvements to the common control group, regardless of the lease term, as long as the lessee controls the use of the underlying asset. If the lessor obtains the right to control the use of the underlying asset through a lease with another entity not within the same control group, the amortization period cannot exceed the period of the common control group. Furthermore, the ASU requires the accounting for a transfer between entities under common control through an adjustment to equity when the lessee no longer controls the use of the underlying asset. The ASU is effective for fiscal years beginning after December 15, 2023. The Company is in the process of evaluating the financial statement impact of this ASU.

In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting—Improvements to Reportable Segment Disclosures* (Topic 280), which will require public companies to provide more transparency in both quarterly and annual reports about the expenses they incur from revenue generating reportable business segments. In addition, the ASU requires that a public entity disclose significant segment expenses that are regularly provided to the chief operating decision maker, an amount for other segment items by reportable business segment, including a description of its composition, and the primary measures of a business segment's profit or loss in assessing segment performance. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company is in the process of evaluating the financial statement impact of this ASU.

In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes—Improvements to Income Tax Disclosures* (Topic 740), which will require Companies to disclose annually the specific categories in income tax rate reconciliations, provide additional information for reconciling items which meet a quantitative threshold, and disaggregate domestic and foreign income or loss from continuing operations. Additionally, this ASU will also require the disclosure of income tax expense or benefit from continuing operations disaggregated by federal, state and foreign. This ASU is effective for fiscal years beginning after December 15, 2024, and applied on a prospective basis. The Company is in the process of evaluating the financial statement impact of this ASU.

NOTE 3. IMPLEMENTED ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2023, the Company adopted the Financial Accounting Standards Board's Accounting Standards Update ("ASU") 2022-02, *Financial Instruments—Credit Losses* (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminated the separate recognition and measurement guidance for troubled debt restructurings by creditors. In addition, the ASU requires disclosure of current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of FASB ASC 326-20, *Financial Instruments—Credit Losses—Measured at Amortized Cost*. The adoption of this new guidance did not have a material impact on the Company's consolidated financial statements.

Effective January 1, 2023, the Company adopted the ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires an entity to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606, Revenue from Contracts with Customers. Additionally, the ASU requires revenue contracts, including contract assets and liabilities, to be evaluated on the acquisition date and reported as if the contracts had originated with the acquirer, resulting in a measurement consistent with the recognition on the acquiree's financial statements. The adoption of this new guidance did not have a material impact on the Company's consolidated financial statements.

NOTE 4. ACQUISITIONS

On February 1, 2023, the Company completed the acquisition of Vesta Housing Solutions Holdings, Inc. ("Vesta Modular"), a portfolio company of Kinderhook Industries, for $437.2 million cash consideration on the closing date, which included certain adjustments, including net working capital and certain qualified capital expenditures. In connection with the acquisition, the Company purchased a representation and warranty insurance policy to provide certain recourse in the event of breaches of representations and warranties of Vesta Modular and the seller of Vesta Modular under the stock purchase agreement. Vesta Modular was a leading provider of temporary and permanent modular space solutions serving customers between its modular leasing and modular construction divisions. The acquisition was accounted for as a purchase of a "business" in accordance with criteria in Accounting Standards Codification ("ASC") 805, *Business Combinations*, using the purchase method of accounting. Under the purchase method of accounting, the total purchase price is assigned to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values on the closing date. The excess of the purchase price over those fair values is recorded as goodwill. The financial results of Vesta Modular were a part of the Mobile Modular segment since February 1, 2023, including $7.7 million of acquisition related transaction costs incurred during the current year as a result of the acquisition.

On March 1, 2023, the Company completed the acquisition of Jerald R. Brekke, Inc., DBA Brekke Storage ("Brekke Storage"), for a total purchase price of $16.4 million. Brekke Storage was a regional provider of portable storage solutions in the Colorado market. The acquisition expanded the Portable Storage fleet by approximately 2,700 units and provided a new regional operation to serve the Colorado market. The acquisition was accounted for as a purchase of a "business" in accordance with criteria in ASC 805 using the purchase method of accounting. The financial results of Brekke Storage were a part of the Portable Storage segment since March 1, 2023, including $0.2 million of transaction costs.

On April 1, 2023, the Company completed the acquisition of Dixie Temporary Storage, LLC ("Dixie Storage"), for a purchase price of $4.9 million. Dixie Storage was a regional provider of portable storage solutions in the South Carolina market and is highly complementary to the Company's Portable Storage business segment. The acquisition expanded the Portable Storage fleet by approximately 800 units and provided a new regional operation to serve the South Carolina market. The acquisition was accounted for as a purchase of a "business" in accordance with criteria in ASC 805 using the purchase method of accounting. The financial results of Dixie Storage were a part of the Portable Storage segment since April 1, 2023, including $0.1 million of transaction costs.

On July 1, 2023, the Company completed the purchase of assets of Inland Leasing and Storage, LLC ("Inland Leasing"), for a purchase price of $3.8 million. Inland Leasing was a regional provider of portable storage solutions in the Colorado market and is highly complementary to the Company's Portable Storage business segment. The acquisition grew the Portable Storage fleet by approximately 600 units, which will further support the Colorado market. The acquisition was accounted for as a purchase of "assets" in accordance with criteria in ASC 805 and the assessment of the fair value of the purchased assets was allocated primarily to rental equipment totaling $3.0 million and intangible assets totaling $0.7 million. Supplemental pro forma information has not been provided as the historical financial results of Inland Leasing were not significant. Incremental transaction costs associated with the asset purchase were not significant.

The following tables summarize the purchase price allocations reflecting estimated fair values of assets acquired and liabilities assumed in the Vesta Modular, Brekke Storage and Dixie Storage business acquisitions, with excess amounts allocated to goodwill. The estimated fair values of the assets acquired and liabilities assumed at the acquisition date are determined based on preliminary valuations and analyses. Accordingly, the Company has made provisional estimates for the assets acquired and liabilities assumed. The valuation of intangible assets acquired is based on certain valuation assumptions including cash flow projections, discount rates, contributory asset charges and other valuation model inputs. The valuation of tangible long-lived assets acquired is dependent upon various analyses including an analysis of the condition and estimated remaining economic lives of the assets acquired.

Vesta Modular:

(dollar amounts in thousands)		
Rental equipment	$	212,639
Intangible assets:		
Goodwill		211,178
Customer relationships		29,900
Non-compete		7,100
Trade name		800
Cash		11
Accounts receivable		22,666
Property, plant and equipment		1,437
Prepaid expenses and other assets		3,550
Accounts payable and accrued liabilities		(26,202)
Deferred income		(14,273)
Deferred income taxes		(11,596)
Total purchase price	$	437,210

Brekke Storage:

(dollar amounts in thousands)		
Rental equipment	$	10,798
Intangible assets:		
Goodwill		4,083
Customer relationships		949
Non-compete		59
Property, plant and equipment		875
Deferred income		(382)
Total purchase price	$	16,382

Dixie Storage:

(dollar amounts in thousands)		
Rental equipment	$	2,758
Intangible assets:		
Goodwill		1,555
Customer relationships		259
Non-compete		22
Property, plant and equipment		318
Deferred income		(161)
Total purchase price	$	4,751

The value assigned to identifiable intangible assets was determined based on discounted estimated future cash flows associated with such assets to their present value. The combined acquired goodwill of $216.8 million reflects the strategic fit of Vesta Modular, Brekke Storage and Dixie Storage with the Company's modular and portable storage business operations. The Company amortizes the acquired customer relationships over their expected useful lives of 11 years for Vesta Modular, 8 years for Brekke Storage and 9 years for Dixie Storage. The expected useful life for the non-compete agreements is 5 years. The trade name intangible acquired from the Vesta Modular acquisition will be amortized over it's useful life of nine months. Goodwill is expected to have an indefinite life and will be subject to future impairment testing. The goodwill is deductible for tax purposes over 15 years.

The following unaudited supplemental pro forma financial information shows the combined results of continuing operations of the Company and Vesta Modular as if the acquisition occurred as of the beginning of the periods presented. The pro forma results include the effects of the amortization of the purchased intangible assets and depreciation expense of acquired rental equipment valuation step up, interest expense on the debt incurred to finance the acquisitions. A pro forma adjustment has been made to reflect the income taxes that would have been recorded at the combined federal and state statutory rate of 26.5% on the acquisitions' combined net income. The pro forma results for the years ended December 31, 2023 and 2022, have been adjusted to include transaction related costs. This pro forma data is presented for informational purposes only and does not purport to be indicative of the results of the future operations or the results that would have occurred had the acquisitions taken place in the periods noted below:

	(Unaudited) Year Ended December 31,	
(dollar amounts in thousands, except for per share amounts)	2023	2022
Pro-forma total revenues	$ 839,485	$ 765,916
Pro-forma net income	$ 174,325	$ 110,210
Pro-forma basic earnings per share	$ 4.56	$ 4.04
Pro-forma diluted earnings per share	$ 4.55	$ 4.01
Vesta Modular		
Actual total revenues	$ 110,504	
Actual net income	$ 21,458	
Actual basic earnings per share	$ 0.88	
Actual diluted earnings per share	$ 0.87	

NOTE 5. DISCONTINUED OPERATIONS

On February 1, 2023, the Company completed the sale of Adler Tank Rentals, LLC to Ironclad Environmental Solutions, Inc. ("Ironclad"), a portfolio company of Kinderhook Industries, for a sale price of $268.0 million. The total transaction costs incurred from the divestiture was $6.7 million and $2.1 million during the years ended December 31, 2023 and 2022, respectively. The divestiture of the Company's Adler Tanks business represents the Company's strategic shift to concentrate its operations on its core modular and storage businesses. The sale price was subject to certain adjustments, including net working capital, certain qualified capital expenditures and certain transaction expenses to be borne by the Company. In connection with the sale, the Company entered into a number of ancillary agreements, including an escrow agreement associated with net working capital adjustments, a restricted covenant agreement, a transition services agreement, and a number of leases whereby Ironclad or one of its affiliates would be a lessee to certain properties owned by the Company that the Adler Tanks business would continue to utilize after the sale. These ancillary agreements do not provide for continued involvement by the Company in Adler Tanks. In accordance with ASC 205-20, *Presentation of Financial Statements - Discontinued Operations* and ASC 360, *Property, Plant and Equipment,* the Company determined that the criteria for the presentation of discontinued operations and held-for-sale, respectively, were met during the first quarter of 2023.

The following table presents the results of Adler Tanks as reported in income from discontinued operations within the Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021:

2023 Form 10-K

(dollar amounts in thousands)	Year Ended December 31,		
	2023	**2022**	**2021**
Revenues			
Rental	$ 6,520	$ 66,366	$ 56,025
Rental related services	2,584	27,654	22,851
Rental operations	9,104	94,020	78,876
Sales	269	2,933	2,930
Other	65	1,205	436
Total revenues	9,438	98,158	82,242
Costs and Expenses			
Direct costs of rental operations:			
Depreciation of rental equipment	1,325	16,004	16,442
Rental related services	2,020	20,947	18,534
Other	1,270	12,422	11,492
Total direct costs of rental operations	4,614	49,373	46,468
Costs of sales	159	2,085	2,075
Total costs of revenues	4,773	51,458	48,543
Gross Profit			
Rental	3,926	37,940	28,091
Rental related services	564	6,707	4,317
Rental operations	4,490	44,647	32,408
Sales	110	848	855
Other	65	1,205	436
Total gross profit	4,665	46,700	33,699
Selling and administrative expenses	(2,582)	(28,428)	(25,542)
Income from operations	2,083	18,272	8,157
Interest expense allocation	(374)	(2,938)	(2,211)
Income from discontinued operations before provision for income taxes	1,709	15,334	5,946
Provision for income taxes from discontinued operations	453	3,505	1,326
Income from discontinued operations	$ 1,256	$ 11,829	$ 4,620

The following table presents the carrying value of the divested business' assets and liabilities as presented within assets and liabilities of discontinued operations on the Consolidated Balance Sheets as of December 31, 2022:

(in thousands)	December 31, 2022
Assets	
Accounts receivable, net of allowance for credit losses of $450	$ 20,086
Rental equipment, net	137,738
Property, plant and equipment, net	6,632
Prepaid expenses and other assets	191
Intangible assets, net	5,700
Goodwill	25,902
Total assets of discontinued operations	$ 196,249
Liabilities	
Accounts payable and accrued liabilities	$ 9,621
Deferred income taxes, net	43,550
Total liabilities of discontinued operations	$ 53,171

For the years ended December 31, 2023 and 2022, significant operating and investing items related to Adler Tanks were as follows:

(in thousands)	December 31, 2023	December 31, 2022
Operating activities of discontinued operations:		
Depreciation and amortization	$ 1,457	$ 17,704
Gain on sale of used rental equipment	(111)	(704)
Investing activities of discontinued operations:		
Proceeds from sales of used rental equipment	269	2,374
Purchases of rental equipment	(25)	(3,624)
Purchases of property, plant and equipment	(40)	(10,255)

NOTE 6. LEASES

Lessee

The Company leases real estate for certain of its branch offices and rental equipment storage yards, vehicles and equipment used in its rental operations. The Company determines if an arrangement is a lease at inception. The Company has leases with lease and non-lease components, which are accounted for separately. Right-Of-Use ("ROU") assets and liabilities are recognized on the commencement date based on the present value of lease payments over the lease term. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred, which are not material. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company uses the interest rate stated in the lease as the discount rate. If the interest rate is not stated, the Company uses its incremental borrowing rate based on information available on lease commencement date in determining the present value of lease payments. Many of the Company's real estate lease agreements include options to extend the lease, which are not included in the minimum lease terms unless they are reasonably certain to be exercised. These leases include one or more options to renew, with renewal terms that may extend the lease term from one to three years. The amount of payments associated with such options is not material. Short-term leases are leases having a term of twelve months or less and exclude leases with a lease term of one month or less. The Company recognizes short-term leases on a straight-line basis and does not record a related ROU asset or liability for such leases. At December 31, 2023 and 2022 the Company's ROU assets and operating lease liabilities were $14.8 million and $11.6 million, respectively, which are recorded in Prepaid expenses and other assets and Accounts payable and accrued liabilities on the Company's Consolidated Balance Sheets.

During the year ended December 31, 2023, operating lease expense was $6.7 million, which includes short term lease expense of $0.1 million. At December 31, 2023, the weighted-average remaining lease term for operating leases was 3.5 years and the weighted average discount rate was 4.94%. The Company had no sub-lease income during the year ended December 31, 2023, and did not have any finance leases as of December 31, 2023.

Supplemental cash flow information related to leases was as follows:

(in thousands)	Year Ended December 31,	
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 6,441	$ 5,863
Right of use assets obtained in exchange for lease obligations:		
Operating leases	$ 10,058	$ 3,284

As of December 31, 2023, maturities of operating lease liabilities were as follows:

(in thousands)		
Year ended December 31,		
2024	$	6,857
2025		4,940
2026		2,282
2027		575
2028		270
Thereafter		1,119
Total lease payments		16,043
Less: imputed interest		(1,270)
	$	14,773

Lessor

The Company's equipment rentals for each of its operating segments are governed by agreements that detail the lease terms and conditions. The determination of whether these contracts with customers contain a lease generally does not require significant judgement. The Company accounts for these rentals as operating leases. These leases do not include material amounts of variable payments and the Company has made the accounting policy election to exclude all taxes assessed by a governmental authority. The Company generally does not provide an option for the lessee to purchase the rented equipment at the end of the lease term, thus, does not generate material revenue from sales of equipment under such options. Initial lease terms vary in length based upon customer needs and generally range from one to sixty months. Customers have the option to keep equipment on rent beyond the initial lease term on a month-to month basis based upon their needs. All of the Company's rental products have long useful lives relative to the typical rental term with the original investment typically recovered in approximately three to five years. The rental products are typically rented for a majority of the time owned and a significant portion of the original investment is recovered when sold from inventory. The Company's lease agreements do not contain residual value guarantees or restrictive covenants.

As of December 31, 2023, maturities of operating lease payments to be received in 2024 and thereafter were as follows:

(in thousands)		
Year Ended December 31,		
2024	$	174,339
2025		59,505
2026		21,986
2027		9,738
2028		2,335
Thereafter		1,097
	$	269,000

In the year ended December 31, 2023, the Company's lease revenues from continuing operations were $564.1 million, consisting of $561.5 million of operating lease revenues and $2.6 million of finance lease revenues. The Company has entered into finance leases to finance certain equipment sales to customers. The lease agreements have a bargain purchase option at the end of the lease term. For these leases, sales revenue and the related accounts receivable are recognized upon delivery and installation of the equipment and the unearned interest is recognized over the lease term on a basis which results in a constant rate of return on the unrecovered lease investment. For the year ended December 31, 2023, the Company's finance lease revenues included $2.2 million of sales revenues and $0.4 million of interest income. The minimum lease payments receivable and the net investment are included in Accounts receivable on the Company's Consolidated Balance Sheet for such leases, which were as follows:

(in thousands)		December 31, 2023
Gross minimum lease payments receivable	$	4,004
Less – unearned interest		(352)
Net investment in finance lease receivables	$	3,652

As of December 31, 2023, the future minimum lease payments under non-cancelable finance leases to be received in 2024 and thereafter were as follows:

(in thousands)		
Year Ended December 31,		
2024	$	2,243
2025		884
2026		429
2027		96
Total minimum future lease payments to be received	$	3,652

NOTE 7. REVENUE RECOGNITION

The Company's accounting for revenues is governed by two accounting standards. The majority of the Company's revenues are considered lease or lease related and are accounted for in accordance with Topic 842, Leases. Revenues determined to be non-lease related are accounted for in accordance with ASU No. 2014-09, *Revenue from Contracts with Customers* (Topic 606). The Company accounts for revenues when approval and commitment from both parties have been obtained, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company typically recognizes non-lease related revenues at a point in time because the customer does not simultaneously consume the benefits of the Company's promised goods and services, or performance obligations, and obtain control when delivery and installation are complete. For contracts that have multiple performance obligations, the transaction price is allocated to each performance obligation in the contract based on the Company's best estimate of the standalone selling prices of each distinct performance obligation in the contract. The standalone selling price is typically determined based upon the expected cost plus an estimated margin of each performance obligation.

Revenue from contracts that satisfy the criteria for over time recognition are recognized as work is performed by using the ratio of costs incurred to estimated total contract costs for each contract. The majority of revenue for these contracts is derived from long-term projects which typically span multiple quarters. The timing of revenue recognition, billings, and cash collections results in billed contract receivables and contract assets on the Company's Consolidated Balance Sheets. In the Company's contracts, amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals or upon achievement of contractual milestones. Billings can occur subsequent to revenue recognition, resulting in contract assets, or in advance, resulting in contract liabilities. These contract assets and liabilities are reported on the Consolidated Balance Sheets on a contract-by-contract basis at the end of each reporting period. The contract liabilities included in Deferred income on the Company's Consolidated Balance Sheets totaled $40.7 million and $27.4 million at December 31, 2023 and 2022, respectively. Sales revenues totaling $21.4 million were recognized during the year ended December 31, 2023, which were included in the contract liability balance at December 31, 2022. For certain modular building sales, the customer retains a small portion of the contract price until full completion of the contract, or revenue is recognizable prior to customer billing, which results in revenue earned in excess of billings. These unbilled contract assets are included in Accounts receivable on the Company's Consolidated Balance Sheets and totaled $8.7 million and $0.6 million at December 31, 2023 and 2022, respectively. The Company did not recognize any material contract asset impairments during the years ended December 31, 2023 and 2022.

The Company's uncompleted contracts with customers which meet the criteria for over-time revenue recognition have unsatisfied or partially satisfied performance obligations. As of December 31, 2023, approximately $34.3 million of revenue is expected to be recognized for unsatisfied or partially satisfied obligations. We expect to recognize revenue for approximately one half of these unsatisfied or partially satisfied performance obligations over the next 12 months, with the remaining balance recognized thereafter. As of December 31, 2023, approximately $236.4 million of revenue was recognized for sales and non-lease services transferred at a point in time and approximately $31.3 million of revenue was recognized for sales and non-lease services transferred over time.

The Company generally rents and sells to customers on 30 day payment terms. The Company does not typically offer variable payment terms, or accept non-monetary consideration. Amounts billed and due from the Company's customers are classified as Accounts receivable on the Company's Consolidated Balance Sheets. For certain sales of modular buildings, progress payments from the customer are received during the manufacturing of new equipment, or the preparation of used equipment. The advance payments are not considered a significant financing component because the payments are used to meet working capital needs during the contract and to protect the Company from the customer failing to adequately complete their obligations under the contract.

Lease Revenues

Rental revenues from operating leases are recognized on a straight-line basis over the term of the lease for all operating segments. Rental billings for periods extending beyond period end are recorded as deferred income and are recognized in the period earned. Rental related services revenues are primarily associated with relocatable modular building and portable storage container leases. For modular building leases, rental related services revenues for modifications, delivery, installation, dismantle and return delivery are lease related because the payments are considered minimum lease payments that are an integral part of the negotiated lease agreement with the customer. These revenues are recognized on a straight-line basis over the term of the lease. Certain leases are accounted for as sales-type leases. For these leases, sales revenue and the related accounts receivable are recognized upon delivery and installation of the equipment and the unearned interest is recognized over the lease term on a basis which results in a constant rate of return on the unrecovered lease investment. Other revenues include interest income on sales-type leases and rental income on facility leases.

Non-Lease Revenues

Non-lease revenues are recognized in the period when control of the performance obligation is transferred, in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. For portable storage container and electronic test equipment leases, rental related services revenues for delivery and return delivery are considered non-lease revenues.

Sales revenues are typically recognized at a point in time, which occurs upon the completion of delivery, installation and acceptance of the equipment by the customer. Sales contracts that satisfy the criteria for over-time recognition are recognized as work is performed by using the ratio of costs incurred to estimated total contracts costs for each contract. Accounting for non-lease revenues requires judgment in determining the point in time the customer gains control of the equipment and the appropriate accounting period to recognize revenue.

Sales taxes charged to customers are reported on a net basis and are excluded from revenues and expenses.

The following table disaggregates the Company's revenues from continuing operations by lease (within the scope of Topic 842) and non-lease revenues (within the scope of Topic 606) and the underlying service provided for the three years ended December 31, 2023, 2022 and 2021:

(in thousands)	Mobile Modular	Portable Storage	TRS-RenTelco	Enviroplex	Consolidated
Year Ended December 31,					
2023					
Leasing	$ 367,753	$ 77,181	$ 119,134	$ —	$ 564,068
Non-lease:					
Rental related services	36,734	19,250	2,658	—	58,642
Sales	155,267	4,587	24,951	20,192	204,997
Other	2,482	119	1,534	—	4,135
Total non-lease	194,483	23,956	29,143	20,192	267,774
Total revenues	$ 562,236	$ 101,137	$ 148,277	$ 20,192	$ 831,842
2022					
Leasing	$ 267,779	$ 63,422	$ 125,695	$ —	$ 456,896
Non-lease:					
Rental related services	14,348	16,082	2,579	—	33,009
Sales	97,045	2,933	21,267	23,170	144,415
Other	39	69	1,237	—	1,345
Total non-lease	111,432	19,084	25,083	23,170	178,769
Total revenues	$ 379,211	$ 82,506	$ 150,778	$ 23,170	$ 635,665
2021					
Leasing	$ 223,383	$ 45,792	$ 116,769	$ —	$ 385,944
Non-lease:					
Rental related services	13,091	11,943	2,469	—	27,503
Sales	64,809	4,175	19,788	31,081	119,853
Other	82	41	1,168	—	1,291
Total non-lease	77,982	16,159	23,425	31,081	148,647
Total revenues	$ 301,365	$ 61,951	$ 140,194	$ 31,081	$ 534,591

Customer returns of rental equipment prior to the end of the rental contract term are typically billed a cancellation fee, which is recorded as rental revenue in the period billed. Sales of new relocatable modular buildings, portable storage containers, electronic test equipment and related accessories and liquid and solid containment tanks and boxes not manufactured by the Company are typically covered by warranties provided by the manufacturer of the products sold. The Company typically provides limited 90-day warranties for certain sales of used rental equipment and one-year warranties on equipment manufactured by Enviroplex. Although the Company's policy is to provide reserves for warranties when required for specific circumstances, the Company has not found it necessary to establish such reserves to date as warranty costs have not been significant.

The Company's incremental cost of obtaining lease contracts, which consists of salesperson commissions, are deferred and amortized over the initial lease term for modular building leases. Incremental costs for obtaining a contract for all other operating segments are expensed in the period incurred because the lease term is typically less than 12 months.

NOTE 8. NOTES PAYABLE

Notes payable consists of the following:

(in thousands)	December 31,			
	2023		2022	
Unsecured revolving lines of credit	$	588,000	$	313,775
2.35% Series E senior notes due in 2026		60,000		60,000
2.57% Series D senior notes due in 2028		40,000		40,000
6.25% Series F senior notes due in 2030		75,000		—
		763,000		413,775
Unamortized debt issuance cost		(25)		(33)
	$	762,975	$	413,742

As of December 31, 2023, the future minimum payments under the unsecured revolving lines of credit, 2.35% Series E senior notes, 2.57% Series D senior notes and 6.25% Series F senior notes due in 2026, 2028 and 2030, respectively, are as follows:

(in thousands) Year Ended December 31,		
2024	$	—
2025		—
2026		60,000
2027		588,000
2028		40,000
Thereafter		75,000
	$	763,000

Unsecured Revolving Lines of Credit

On July 15, 2022, the Company entered into an amended and restated credit agreement with Bank of America, N.A., as Administrative Agent, Swing Line Lender, L/C Issuer and lender, and other lenders named therein (the "Credit Facility"). The Credit Facility provides for a $650.0 million unsecured revolving credit facility (which may be further increased to $950.0 million by adding one or more tranches of term loans and/or increasing the aggregate revolving commitments), which includes a $40.0 million sublimit for the issuance of standby letters of credit and a $20.0 million sublimit for swingline loans. The proceeds of the Credit Facility are available to be used for general corporate purposes, including permitted acquisitions. The Credit Facility permits the Company's existing indebtedness to remain, which includes the Company's $20.0 million Treasury Sweep Note due July 15, 2027, the Company's existing senior notes issued pursuant to the Note Purchase and Private Shelf Agreement with Prudential Investment Management, Inc., dated as of April 21, 2011 (as amended): (i) the $60.0 million aggregate outstanding principal of notes issued November 5, 2015, which were repaid on November 5, 2022, (ii) the $40.0 million aggregate outstanding principal of notes issued March 17, 2021 and due March 17, 2028, and (iii) the $60.0 million aggregate outstanding principal of notes issued June 16, 2021 and due June 16, 2026. In addition, the Company may incur additional senior note indebtedness in an aggregate amount not to exceed $250.0 million. The Credit Facility matures on July 15, 2027 and replaced the Company's prior $420.0 million credit facility dated March 31, 2020 with Bank of America, N.A., as agent, as amended. All obligations outstanding under the prior credit facility as of the date of the Credit Facility were refinanced by the Credit Facility on July 15, 2022.

On August 19, 2022, the Company entered into an amended and restated Credit Facility Letter Agreement and a Credit Line Note in favor of MUFG Union Bank, N.A., which provides for a $20.0 million line of credit facility related to its cash management services ("Sweep Service Facility"). The Sweep Service Facility matures on the earlier of July 15, 2027, or the date the Company ceases to utilize MUFG Union Bank, N.A. for its cash management services. The Sweep Service Facility replaced the Company's prior $12.0 million sweep service facility, dated as of March 30, 2020.

At December 31, 2023, under the Credit Facility and Sweep Service Facility, the Company had unsecured lines of credit that permit it to borrow up to $650.0 million of which $588.0 million was outstanding. The Credit Facility contains financial covenants requiring the Company to not (all defined terms used below not otherwise defined herein have the meaning assigned to such terms in the Amended Credit Facility):

- Permit the Consolidated Fixed Charge Coverage Ratio of EBITDA to fixed charges as of the end of any fiscal quarter to be less than 2.50 to 1. At December 31, 2023 the actual ratio was 3.31 to 1.

- Permit the Consolidated Leverage Ratio of funded debt to EBITDA at any time during any period of four consecutive fiscal quarters to be greater than 2.75 to 1. At December 31, 2023, the actual ratio was 2.35 to 1.

Amounts borrowed under the Credit Facility bear interest at the Company's option at either: (i) SOFR plus a defined margin, or (ii) the Agent bank's prime rate ("base rate") plus a margin. The applicable margin for each type of loan is measured based upon the Consolidated Leverage Ratio at the end of the prior fiscal quarter and ranges from 1.00% to 1.75% for SOFR loans and 0% to 0.75% for base rate loans. In addition, the Company pays an unused commitment fee for the portion of the $650.0 million credit facility that is not used. These fees are based upon the Consolidated Leverage Ratio and range from 0.15% to 0.30%. As of December 31, 2023 and 2022, the applicable margins were 1.25% for SOFR based loans, 0.25% for base rate loans and 0.20% for unused fees. Amounts borrowed under the Sweep Service Facility are based upon the MUFG Union Bank, N.A. base rate plus an applicable margin and an unused commitment fee for the portion of the $20.0 million facility not used. The applicable base rate margin and unused commitment fee rates for the Sweep Service Facility are the same as for the Amended Credit Facility. The following information relates to the lines of credit for each of the following periods:

(dollar amounts in thousands)		Year Ended December 31,		
		2023		2022
Maximum amount outstanding	$	591,000	$	328,752
Average amount outstanding	$	541,635	$	276,399
Weighted average interest rate, during the period		6.63%		3.29%
Prime interest rate, end of period		8.50%		7.50%

Note Purchase and Private Shelf Agreement

On June 8, 2023, the Company entered into a Second Amended and Restated Note Purchase and Private Shelf Agreement (the "Note Purchase Agreement") with PGIM, Inc. ("PGIM") and the holders of Series D and Series E Notes previously issued pursuant to the Prior Amended and Restated NPA, among the Company and the other parties to the Note Purchase Agreement. The Note Purchase Agreement amended and restated, and superseded in its entirety, the Prior NPA. Pursuant to the Prior NPA, the Company issued (i) $40.0 million aggregate principal amount of its 2.57% Series D Senior Notes, due March 17, 2028, and (ii) $60.0 million aggregate principal amount of its 2.35% Series E Senior Notes, due June 16, 2026, to which the terms of the Note Purchase Agreement shall apply.

In addition, pursuant to the Note Purchase Agreement, the Company may authorize the issuance and sale of additional senior notes (the "Shelf Notes") in the aggregate principal amount of (x) $300 million minus (y) the amount of other notes (such as the Series D Senior Notes, Series E Senior Notes and Series F Senior Notes, each defined below) then outstanding, to be dated the date of issuance thereof, to mature, in case of each Shelf Note so issued, no more than 15 years after the date of original issuance thereof, to have an average life, in the case of each Shelf Note so issued, of no more than 15 years after the date of original issuance thereof, to bear interest on the unpaid balance thereof from the date thereof at the rate per annum, and to have such other particular terms, as shall be set forth, in the case of each Shelf Note so issued, in accordance with the Note Purchase Agreement. Shelf Notes may be issued and sold from time to time at the discretion of the Company's Board of Directors and in such amounts as the Board of Directors may determine, subject to prospective purchasers' agreement to purchase the Shelf Notes. The Company will sell the Shelf Notes directly to such purchasers. The full net proceeds of each Shelf Note will be used in the manner described in the applicable Request for Purchase with respect to such Shelf Note.

6.25% Senior Notes Due in 2030

On September 27, 2023, the Company issued and sold to the purchasers $75.0 million aggregate principal amount of 6.25% Series F Notes (the "Series F Senior Notes") pursuant to the terms of the Second Amended and Restated Note Purchase and Private Shelf Agreement, dated June 8, 2023 (the "Note Purchase Agreement"), among the Company, PGIM, Inc. and the noteholders party thereto.

The Series F Senior Notes are an unsecured obligation of the Company and bear interest at a rate of 6.25% per annum and mature on September 27, 2030. Interest on the Series F Senior Notes is payable semi-annually beginning on March 27, 2024 and continuing thereafter on September 27 and March 27 of each year until maturity. The principal balance is due when the notes mature on September 27, 2030. The full net proceeds from the Series F Senior Notes will primarily be used to fulfill the income tax obligations incurred from the divestiture of Adler Tanks. At December 31, 2023, the principal balance outstanding under the Series F Senior Notes was $75.0 million.

2.57% Senior Notes Due in 2028

On March 17, 2021, the Company issued and sold to the purchasers $40 million aggregate principal amount of 2.57% Series D Notes (the "Series D Senior Notes") pursuant to the terms of the Amended and Restated Note Purchase and Private Shelf Agreement, dated March 31, 2020 (the "Note Purchase Agreement"), among the Company, PGIM, Inc. and the noteholders party thereto.

The Series D Senior Notes are an unsecured obligation of the Company and bear interest at a rate of 2.57% per annum and mature on March 17, 2028. Interest on the Series D Senior Notes is payable semi-annually beginning on September 17, 2021 and continuing thereafter on March 17 and September 17 of each year until maturity. The principal balance is due when the notes mature on March 17, 2028. The full net proceeds from the Series D Senior Notes were used to pay off the Company's $40 million Series B Senior Notes. At December 31, 2023, the principal balance outstanding under the Series D Senior Notes was $40.0 million.

2.35% Senior Notes Due in 2026

On June 16, 2021, the Company issued and sold to the purchasers $60 million aggregate principal amount of 2.35% Series E Notes (the "Series E Notes") pursuant to the terms of the Amended and Restated Note Purchase and Private Shelf Agreement, dated March 31, 2020 (the "Note Purchase Agreement"), among the Company, PGIM, Inc. and the noteholders party thereto.

The Series E Senior Notes are an unsecured obligation of the Company and bear interest at a rate of 2.35% per annum and mature on June 16, 2026. Interest on the Series E Senior Notes is payable semi-annually beginning on December 16, 2021 and continuing thereafter on June 16 and December 16 of each year until maturity. The principal balance is due when the notes mature on June 16, 2026. The full net proceeds from the Series E Senior Notes were used to pay down the Company's credit facility. At December 31, 2023, the principal balance outstanding under the Series E Senior Notes was $60.0 million.

Among other restrictions, the Note Purchase Agreement, which has superseded in its entirety the Prior NPA, under which the Series D Senior Notes and Series E Senior Notes were sold, contains financial covenants requiring the Company to not (all defined terms used below not otherwise defined herein have the meaning assigned to such terms in the Note Purchase Agreement):

- Permit the Consolidated Fixed Charge Coverage Ratio of EBITDA to fixed charges as of the end of any fiscal quarter to be less than 2.50 to 1. At December 31, 2023, the actual ratio was 3.33 to 1.

- Permit the Consolidated Leverage Ratio of funded debt to EBITDA at any time during any period of four consecutive quarters to be greater than 2.75 to 1. At December 31, 2023, the actual ratio was 2.34 to 1.

At December 31, 2023, the Company was in compliance with each of the aforementioned covenants. There are no anticipated trends that the Company is aware of that would indicate non-compliance with these covenants, though, significant deterioration in the Company's financial performance could impact its ability to comply with these covenants.

NOTE 9. INCOME TAXES

Income before provision (benefit) for income taxes consisted of the following:

(in thousands)	Year Ended December 31,		
	2023	2022	2021
U.S.	$ 234,188	$ 149,759	$ 121,660
Foreign	228	261	96
	$ 234,416	$ 150,020	$ 121,756

The provision (benefit) for income taxes consisted of the following:

(in thousands)	Year Ended December 31,		
	2023	2022	2021
Current:			
U.S. Federal	$ 57,176	$ 19,480	$ (1,692)
State	(5,587)	8,708	5,360
Foreign	1,847	2,208	2,035
	53,436	30,396	5,703
Deferred:			
U.S. Federal	4,892	4,563	23,433
State	1,481	(68)	2,896
Foreign	(14)	(9)	19
	6,359	4,486	26,348
Total	$ 59,795	$ 34,882	$ 32,051

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	Year Ended December 31,		
	2023	2022	2021
U.S. federal statutory rate	21.0%	21.0%	21.0%
State taxes, net of federal benefit	4.9	4.9	5.1
State deferred tax apportionment change, net of federal benefit	(0.2)	(1.1)	1.6
Non-deductible transaction costs	0.3	—	—
Non-deductible executive compensation	0.4	0.6	0.8
Share-based compensation	(1.2)	(1.7)	(2.1)
Enactment of the Tax Cuts and Jobs Act	(0.2)	(0.2)	—
Other	0.5	(0.2)	(0.1)
	25.5%	23.3%	26.3%

The following table shows the deferred income taxes related to the temporary differences between the tax bases of assets and liabilities and the respective amounts included in "Deferred income taxes, net" on the Company's Consolidated Balance Sheets:

(in thousands)	December 31,			
	2023		2022	
Deferred tax liabilities:				
Accelerated depreciation	$	273,503	$	249,568
Prepaid costs currently deductible		12,567		8,646
Other		6,767		8,124
Total deferred tax liabilities		292,837		266,338
Deferred tax assets:				
Accrued costs not yet deductible		13,742		12,207
Allowance for doubtful accounts		713		588
Net operating loss carry-forward		28,670		—
Deferred revenues		5,439		4,069
Share-based compensation		2,718		2,563
Total deferred tax assets, net of valuation allowance of $0.2 million in 2023 and 2022		51,282		19,427
Deferred income taxes, net	$	241,555	$	246,911

The net deferred income tax liability presented in the table above for the period ended December 31, 2022, included a net deferred tax liability of $43.6 million related to the divested Adler Tanks segment and is included in Liabilities of discontinued operations on the Consolidated Balance Sheets. As of December 31, 2023, the current and deferred tax liabilities from discontinued operations of $64.8 million were paid in full and no future tax obligations pertaining to the Adler Tanks segment remain.

The Company's tax loss carryforwards for the year ended December 31, 2023, were $129.2 million and $32.2 million for federal and state jurisdictions, respectively, which are expected to result in a future federal and state tax benefit of $27.1 million and $1.5 million, respectively. The availability of these tax losses to offset future income varies by jurisdiction. Furthermore, the ability to utilize the tax losses may be subject to additional limitations. The company's federal net operating loss carryforwards have an indefinite carryforward period. The company's state net operating loss carryforwards have differing carryforward periods. The Company anticipates that the available net operating losses as of December 31, 2023, will be utilized prior to their respective expiration dates.

In December 2016, the Company decided to exit the Bangalore, India branch operations of its TRS-RenTelco electronics division. The wind down of operations in India began in 2017. As a result, a valuation allowance was recorded against the deferred tax assets that resulted primarily from accumulated net operating loss carry forwards in India that management estimated the benefit of which will not be realized. As of December 31, 2023, the Company's foreign net operating losses for tax purposes were $0.6 million. If not realized, these carry forwards will expire in 2024.

For income tax purposes, deductible compensation related to share-based awards is based on the value of the award when realized, which may be different than the compensation expense recognized by the company for financial statement purposes which is based on the award value on the date of grant. The difference between the value of the award upon grant, and the value of the award when ultimately realized, creates either additional tax expense or benefit. In 2023, 2022 and 2021 exercise of share-based awards by employees resulted in an excess tax benefit of $2.7 million, $2.6 million and $2.5 million, respectively.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company evaluated all of its tax positions for which the statute of limitations remained open and determined there were no material unrecognized tax benefits as of December 31, 2023 and 2022. In addition, there have been no material changes in unrecognized benefits during 2023, 2022 and 2021.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Tax regulations within each jurisdiction are subject to interpretation of the related tax laws and regulations and require the application of significant judgment.

Our income tax returns are subject to examination by federal, state and foreign tax authorities. There may be differing interpretations of tax laws and regulations, and as a result, disputes may arise with these tax authorities involving the timing and amount of deductions and allocation of income. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2019.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision (benefit) for income taxes in the accompanying Consolidated Statements of Income for all periods presented. Such interest and penalties were not significant for the years ended December 31, 2023, 2022 and 2021.

2023 Form 10-K

NOTE 10. BENEFIT PLANS

Stock Plans

The Company adopted the 2016 Stock Incentive Plan (the "2016 Plan"), effective June 8, 2016, under which 2,000,000 shares of the common stock of the Company, plus the number of shares that remain available for grants of awards under the Company's 2007 Stock Option Plan (the "2007 Plan") become available as a result of forfeiture, termination, or expiration of awards previously granted under the 2007 Plan, were reserved for the grant of equity awards to its employees, directors and consultants. The equity awards have a maximum term of 7 years at an exercise price of not less than 100% of the fair market value of the Company's common stock on the date the equity award is granted. The 2016 Plan replaced the 2007 Plan.

The 2016 Plan provides for the grant of awards in the form of stock options, stock appreciation rights, restricted stock units ("RSUs"), the vesting of which may be performance-based or service-based, and other rights and benefits. Each RSU issued reduces the number of shares of the Company's common stock available for grant under the 2016 Plan by two shares. There were no significant modifications to the 2016 Plan or awards classified as liabilities in the year ended December 31, 2023.

For the years ended December 31, 2023, 2022 and 2021, the share-based compensation expense was $8.3 million, $8.0 million and $7.7 million, respectively, before provision for income taxes. The Company recorded a tax benefit of approximately $2.2 million, $2.2 million and $2.1 million, respectively, related to the aforementioned share-based compensation expenses. There was no capitalized share-based compensation expense in the years ended December 31, 2023, 2022 and 2021.

Stock Options

As of December 31, 2023, a cumulative total of 8,458,600 shares subject to options have been granted with exercise prices ranging from $3.47 to $40.37. Of these, options have been exercised for the purchase of 6,906,363 shares, while options for 1,672,732 shares have been terminated, and options for 240 shares with an exercise price of $34.57 remained outstanding under the stock plans. These options vest over five years and expire seven years after grant. To date, no options have been issued to any of the Company's non-employee advisors. As of December 31, 2023, 1,123,946 shares remained available for issuance of awards under the stock plans.

A summary of the Company's option activity and related information for the three years ended December 31, 2023 is as follows:

	Number of options		Weighted-average price	Weighted-average remaining contractual term (in years)		Aggregate intrinsic value (in millions)
Balance at December 31, 2020	409,410	$	29.33			
Options granted	—		—			
Options exercised	(133,020)		28.57			
Options cancelled/forfeited/expired	(1,760)		34.57			
Balance at December 31, 2021	274,630		29.66			
Options granted	—		—			
Options exercised	(135,280)		25.61			
Options cancelled/forfeited/expired	—		—			
Balance at December 31, 2022	139,350		33.59			
Options granted	—		—			
Options exercised	(139,110)		33.51			
Options cancelled/forfeited/expired	—		—			
Balance at December 31, 2023	240	$	34.57	0.17	$	0.02
Exercisable at December 31, 2023	240	$	34.57	0.17	$	0.02
Expected to vest after December 31, 2023	—	$	—	—	$	—

The intrinsic value of stock options at any point in time is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock. The aggregate intrinsic value of options exercised and sold under the Company's stock option plans was $9.4 million, $7.9 million and $7.0 million for the years ended December 31, 2023, 2022 and 2021, respectively, determined as of the date of option exercise. As of December 31, 2023, there was no unrecognized compensation cost related to unvested share-based compensation option arrangements granted under the Company's stock plans.

The following table indicates the options outstanding and options exercisable by exercise price with the weighted-average remaining contractual life for the options outstanding and the weighted-average exercise price at December 31, 2023:

| | Options Outstanding | | | Options Exercisable | |
| | Number outstanding at December 31, 2023 | Weighted-average remaining contractual life (Years) | Weighted-average grant date value | Number exercisable at December 31, 2023 | Weighted-average grant date value |
Exercise price					
$30 – 35	240	0.17	$ 34.57	240	$ 34.57
$30 – 35	240	0.17	$ 34.57	139,350	$ 34.57

The Company utilizes the Black-Scholes option-pricing model to estimate the fair value of share-based compensation at the date of grant, which requires the use of accounting judgment and financial estimates, including estimates of the expected term option holders will retain their vested stock options before exercising them, the estimated volatility of the Company's stock price over the expected term and the expected number of options that will be forfeited prior to the completion of their vesting requirements. Application of alternative assumptions could produce significantly different estimates of the fair value of share-based compensation amounts recognized in the Consolidated Statements of Income.

No options were granted in the years ended December 31, 2023, 2022 and 2021.

Restricted Stock Units

The following table summarizes the activity of the Company's RSUs, which includes service-based and performance-based awards, for the three years ended December 31, 2023:

	Number of shares	Weighted-average grant date fair value	Aggregate intrinsic value (in millions)
Balance at December 31, 2020	225,970	$ 57.06	
RSUs granted	116,326	72.75	
RSUs vested	(116,242)	53.32	
RSUs cancelled/forfeited/expired	(8,646)	52.78	
Balance at December 31, 2021	217,408	67.63	
RSUs granted	95,028	77.79	
RSUs vested	(114,274)	58.30	
RSUs cancelled/forfeited/expired	(10,754)	70.10	
Balance at December 31, 2022	187,408	76.74	
RSUs granted	92,320	103.56	
RSUs vested	(86,402)	50.98	
RSUs cancelled/forfeited/expired	(21,649)	82.69	
Balance at December 31, 2023	171,677	$ 92.18	$ 27.4

Performance-based RSUs issued prior to 2018 vest over five years, with 60% of the shares immediately vesting after three years when the performance criteria has been determined to have been met and 20% of the remaining shares vesting annually at the anniversary of the performance determination date, subject to continuous employment of the participant. The performance-based RSU grants issued in 2018 and thereafter vest after three years with 100% of the shares vesting immediately when performance criteria has been determined to have been met. There were 88,110 performance-based RSUs expected to vest as of December 31, 2023. Service based RSUs issued to the Company's directors generally vest over twelve to fourteen months. Service based RSUs issued to the Company's management vest over three years. There were 83,567 service-based RSUs expected to vest as of December 31, 2023. No forfeitures are currently expected. The total fair value of RSUs that vested during the years ended December 31, 2023, 2022 and 2021 based on the weighted average grant date values was $8.6 million, $9.3 million and $9.2 million, respectively.

Share-based compensation expense for RSUs for the years ended December 31, 2023, 2022 and 2021 was $8.3 million, $7.9 million and $7.3 million, respectively. As of December 31, 2023, the total unrecognized compensation expense related to unvested RSUs was $10.7 million and is expected to be recognized over a weighted-average period of 1.4 years.

Employee Stock Ownership and 401(k) Plans

The McGrath RentCorp Employee Stock Ownership and 401(k) Plan (the "KSOP") provides that each participant may annually contribute an elected percentage of his or her salary, not to exceed the statutory limit. Each employee who has at least two months of service with the Company and is 21 years or older, is eligible to participate in the KSOP. The Company, at its discretion, may make matching contributions. Contributions are expensed in the year approved by the Board of Directors. Dividends on the Company's stock held by the KSOP are treated as ordinary dividends and, in accordance with existing tax laws, are deducted by the Company in the year paid. For the year ended December 31, 2023 dividends deducted by the Company were $0.5 million, which resulted in a tax benefit of approximately $0.1 million in 2023.

At December 31, 2023, the KSOP held 249,468 shares, or 1% of the Company's total common shares outstanding. These shares are included in basic and diluted earnings per share calculations.

NOTE 11. SHAREHOLDERS' EQUITY

The Company has in the past made purchases of shares of its common stock from time to time in over-the-counter market (NASDAQ) transactions, through privately negotiated, large block transactions and through a share repurchase plan, in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934. In August 2015, the Company's Board of Directors authorized the Company to repurchase 2,000,000 shares of the Company's outstanding common stock (the "Repurchase Plan"). The amount and time of the specific repurchases are subject to prevailing market conditions, applicable legal requirements and other factors, including management's discretion. All shares repurchased by the Company are canceled and returned to the status of authorized but unissued shares of common stock. There can be no assurance that any authorized shares will be repurchased and the repurchase program may be modified, extended or terminated by the Board of Directors at any time. There were no shares of common stock repurchased during the twelve months ended December 31, 2023 and 2022. As of December 31, 2023, 1,309,805 shares remain authorized for repurchase under the Repurchase Plan.

NOTE 12. COMMITMENTS AND CONTINGENCIES

The Company leases certain facilities under various operating leases. Most of the lease agreements provide the Company with the option of renewing its lease at the end of the lease term, at the fair rental value. In most cases, management expects that in the normal course of business, facility leases will be renewed or replaced by other leases. Minimum payments under these leases, exclusive of property taxes and insurance, are as follows:

(in thousands)

Year Ended December 31,		
2024	$	6,270
2025		4,702
2026		2,125
2027		516
2028		270
Thereafter		1,119
	$	15,002

Facility rent expense was $10.8 million in 2023, $7.0 million in 2022 and $5.6 million in 2021.

The Company is involved in various lawsuits and routine claims arising out of the normal course of its business. The Company maintains insurance coverage for its operations and employees with appropriate aggregate, per occurrence and deductible limits as the Company reasonably determines necessary or prudent with current operations and historical experience. The major policies include coverage for property, general liability, auto, directors and officers, health, and workers' compensation insurances. The Company records a provision for a liability when it believes that it is both probable that a liability has been incurred and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. The Company reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information. Litigation is inherently unpredictable and is subject to significant uncertainties, some of which are beyond the Company's control. In the opinion of management, there was not at least a reasonable possibility that the ultimate amount of liability not covered by insurance, if any, under any pending litigation and claims, individually or in the aggregate, will have a material adverse effect on the financial position or operating results of the Company.

The Company's health plans are self-funded high deductible plans with annual stop-loss insurance of $200,000 per claim. Beginning in 2019, the Company's workers compensation insurance is underwritten by an insurance company with no stop-loss value and $350,000 for prior claim years. Insurance providers are responsible for making claim payments that exceed these amounts on an individual claim basis. In addition, the Company has stop loss insurance that pays for claim payments made during a twelve month coverage period that exceeds certain specified thresholds in the aggregate. The Company records an expense when health and workers compensation claim payments are made and accrues for the portion of claims incurred, but not yet paid at period end. The Company makes these accruals based upon a combination of historical claim payments, loss development experience and actuarial estimates. A high degree of judgment is required in developing the underlying assumptions and the resulting amounts to be accrued. In addition, our assumptions will change as the Company's loss experience develops. All of these factors have the potential to impact the amounts previously accrued and the Company may be required to increase or decrease the amounts previously accrued. At December 31, 2023 and 2022, accruals for the Company's health and workers' compensation high deductible plans were $1.6 million and $2.0 million, respectively.

NOTE 13. GOODWILL AND INTANGIBLE ASSETS

Changes in the carrying amount of goodwill were as follows:

(dollar amounts in thousands)	Mobile Modular	Adler Tanks (Discontinued)	Total
Balance at December 31, 2021	$ 106,491	$ 25,902	$ 132,393
Changes to Design Space purchase accounting	(88)	—	(88)
Balance at December 31, 2022	106,403	25,902	132,305
Goodwill acquired through business combination	216,821	—	216,821
Derecognition of goodwill divested	—	(25,902)	(25,902)
Balance at December 31, 2023	$ 323,224	$ —	$ 323,224

Intangible assets from continuing operations consist of the following:

(dollar amounts in thousands)	Estimated useful life in years	Average remaining life in years	Cost	Accumulated amortization	Net book value
December 31, 2023					
Customer relationships	8 to 11	7.8	$73,217	$(17,003)	$56,214
Non-compete agreements	5	3.7	10,556	(3,141)	7,415
Trade name	0.75 to 8	5.3	2,000	(1,212)	788
Total amortizing			85,773	(21,356)	64,417
Trade name - non-amortizing	Indefinite		171	—	171
Total			$85,944	$(21,356)	$64,588
December 31, 2022					
Customer relationships	8 to 11	6.3	$50,284	$(18,098)	$32,186
Non-compete agreements	5	3.2	3,296	(1,159)	2,137
Customer backlog	—	—	1,900	(1,900)	—
Trade name	8	6.3	1,200	(263)	937
Total amortizing			56,680	(21,420)	35,260
Trade name - non-amortizing	Indefinite		5,871	—	5,871
Total			$62,551	$(21,420)	$41,131

The Company assesses potential impairment of its goodwill and intangible assets when there is evidence that events or circumstances have occurred that would indicate the recovery of an asset's carrying value is unlikely. The Company also assesses potential impairment of its goodwill and intangible assets with indefinite lives on an annual basis regardless of whether there is evidence of impairment. If indicators of impairment were to be present in intangible assets used in operations and future discounted cash flows were not expected to be sufficient to recover the asset's carrying amount, an impairment loss would be charged to expense in the period identified. The amount of an impairment loss that would be recognized is the excess of the asset's carrying value over its fair value. Factors the Company considers important, which may cause impairment include, among others, significant changes in the manner of use of the acquired asset, negative industry or economic trends, and significant underperformance relative to historical or projected operating results. The Company last conducted a qualitative analysis of its goodwill and intangible assets in the fourth quarter 2023, with no indicators of impairment. In addition, no impairment triggering events occurred during the year ended December 31, 2023. Determining fair value of a reporting unit is judgmental and involves the use of significant estimates and assumptions. The

Company bases its fair value estimates on assumptions that it believes are reasonable but are uncertain and subject to changes in market conditions.

Intangible assets with finite useful lives are amortized over their respective useful lives. Amortization expense in the years ended December 31, 2023, 2022 and 2021 was $10.7 million, $5.9 million and $5.9 million, respectively. Based on the carrying values at December 31, 2023 and assuming no subsequent impairment of the underlying assets, the annual amortization is expected to be $10.3 million in 2024, $10.2 million in 2025, $9.8 million in 2026, $9.6 million in 2027 and $8.2 million in 2028. For information on intangible assets from discontinued operations refer to Note 5.

NOTE 14. RELATED PARTY TRANSACTIONS

There were no significant related party transactions in the years ended December 31, 2023, 2022 and 2021, or amounts owed to related parties at such dates.

NOTE 15. SEGMENT REPORTING

During the quarter ended December 31, 2023, the Company determined that its Portable Storage business segment met the criteria for separate recognition as defined in the Accounting Standards Codification ("ASC") Topic 280, *Segment Reporting*. The guidance under this topic requires a public business entity to evaluate both quantitative and qualitative thresholds to determine the significance of a business segment and whether the separate reporting of a business segment enhances the users understanding of the reporting entity's performance, future net cash flows and judgments. The Company evaluated the guidance within Topic 280 and made its determination to separately report the Portable Storage segment primarily due to the Company's continued growth in container fleet purchases and related increased revenues and improved profitability performance when compared to previously reported periods.

FASB guidelines establish annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. In accordance with these guidelines the Company's four reportable segments are Mobile Modular, Portable Storage, TRS-RenTelco and Enviroplex. Management focuses on several key measures to evaluate and assess each segment's performance including rental revenue growth, gross margin and income before provision for income taxes. Excluding interest expense, allocations of revenue and expense not directly associated with one of these segments are generally allocated to Mobile Modular, Portable Storage and TRS-RenTelco, based on their pro-rata share of direct revenues. Interest expense is allocated amongst Mobile Modular, Portable Storage and TRS-RenTelco based on their pro-rata share of average rental equipment at cost, goodwill, intangible assets, accounts receivable, deferred income and customer security deposits. The Company does not report total assets by business segment. Summarized financial information from continuing operations for the years ended December 31, 2023, 2022 and 2021, for the Company's reportable segments is shown in the following tables:

(dollar amounts in thousands)	Mobile Modular	Portable Storage	TRS-RenTelco	Enviroplex [1]	Consolidated
Year Ended December 31,					
2023					
Rental revenues	$ 285,553	$ 74,536	$ 114,247	$ —	$ 474,336
Rental related services revenues	114,511	20,510	3,139	—	138,160
Sales and other revenues	162,172	6,091	30,891	20,192	219,346
Total revenues	562,236	101,137	148,277	20,192	831,842
Depreciation of rental equipment	36,921	3,514	48,477	—	88,912
Gross profit	257,921	68,880	62,604	4,228	393,633
Selling and administrative expenses	(138,574)	(31,537)	(30,962)	(6,466)	(207,539)
Other income	2,329	457	832	—	3,618
Income (loss) from operations	121,676	37,800	32,474	(2,238)	189,712
Interest expense (income) allocation	29,724	4,950	8,146	(2,260)	40,560
Income before provision for income taxes	91,952	32,850	24,638	22	149,462
Rental equipment acquisitions	176,200	27,967	28,945	—	233,112
Accounts receivable, net (period end)	175,360	16,057	25,511	10,440	227,368
Rental equipment, at cost (period end)	1,291,093	236,123	377,587	—	1,904,803
Rental equipment, net book value (period end)	967,712	217,315	144,296	—	1,329,323
Utilization (period end) [2]	79.4%	71.5%	55.9%		
Average utilization [2]	79.7%	77.3%	58.9%		

Segment Data (Continued) (dollar amounts in thousands) **Year Ended December 31,**	Mobile Modular	Portable Storage	TRS- RenTelco	Enviroplex [1]	Consolidated
2022					
Rental revenues	$ 206,070	$ 62,218	$ 121,375	$ —	$ 389,663
Rental related services revenues	74,756	17,095	3,112	—	94,963
Sales and other revenues	98,385	3,193	26,291	23,170	151,039
Total revenues	379,211	82,506	150,778	23,170	635,665
Depreciation of rental equipment....................................	28,373	2,799	49,253	—	80,425
Gross profit	161,885	55,302	67,899	5,122	290,208
Selling and administrative expenses	(85,769)	(24,465)	(27,245)	(5,435)	(142,914)
Income (loss) from operations	76,116	30,837	40,654	(313)	147,294
Interest expense (income) allocation................................	8,657	1,518	3,294	(1,239)	12,230
Income before provision for income taxes.........................	67,459	29,319	36,982	926	134,686
Rental equipment acquisitions	87,535	34,072	69,928	—	191,535
Accounts receivable, net (period end)..............................	124,184	14,923	26,442	4,302	169,851
Rental equipment, at cost (period end)	929,636	193,632	398,267	—	1,521,535
Rental equipment, net book value (period end)	637,151	178,241	174,924	—	990,316
Utilization (period end) [2]..	80.3%	82.6%	59.4%		
Average utilization [2]..	78.0%	84.8%	64.2%		
2021					
Rental revenues	$ 175,626	$ 44,943	$ 113,419	$ —	$ 333,988
Rental related services revenues	59,756	12,574	2,880	—	75,210
Sales and other revenues	65,983	4,434	23,895	31,081	125,393
Total revenues	301,365	61,951	140,194	31,081	534,591
Depreciation of rental equipment....................................	25,852	2,219	47,374	—	75,445
Gross profit	136,618	39,422	61,394	9,888	247,322
Selling and administrative expenses	(72,091)	(20,512)	(25,152)	(5,303)	(123,058)
Income from operations	64,526	18,910	36,243	4,585	124,264
Interest expense (income) allocation................................	5,553	880	2,270	(459)	8,244
Income before benefit for income taxes............................	58,973	18,030	33,763	5,044	115,810
Rental equipment acquisitions	151,625	36,767	61,097	—	249,489
Accounts receivable, net (period end)..............................	101,839	10,456	22,115	8,711	143,121
Rental equipment, at cost (period end)	879,272	160,822	361,391	—	1,401,485
Rental equipment, net book value (period end)	603,497	148,040	161,900	—	913,437
Utilization (period end) [2]..	75.3%	82.5%	62.9%		
Average utilization [2]..	75.4%	81.0%	67.0%		

1. Gross Enviroplex sales revenues were $22,615, $24,162 and $32,095 in 2022, 2021 and 2020, respectively. There were $2,422, $992 and $969 inter-segment sales to Mobile Modular in 2023, 2022 and 2021, respectively, which have been eliminated in consolidation.

2. Utilization is calculated each month by dividing the cost of rental equipment on rent by the total cost of rental equipment excluding new equipment inventory and accessory equipment. The average utilization for the period is calculated using the average costs of rental equipment.

No single customer accounted for more than 10% of total revenues during 2023, 2022 and 2021. Revenue from foreign country customers accounted for 3% of the Company's total revenues for 2023 and 4% for years 2022 and 2021.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures. The Company's management under the supervision and with the participation of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") is responsible for establishing and maintaining "disclosure controls and procedures" (as defined in rules promulgated under the Securities Exchange Act of 1934, as amended) for the Company. Based on their evaluation the CEO and CFO have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2023.

On February 1, 2023, McGrath RentCorp completed its acquisition of Vesta Modular Housing Solutions Holdings, Inc. ("Vesta Modular"). Management has excluded Vesta Modular's internal controls from its assessment of the effectiveness of internal controls over financial reporting as of December 31, 2023. Vesta Modular's revenues and total assets (excluding goodwill and intangible assets) represents approximately 13% and 14%, respectively, of the consolidated financial statement amounts as of, and for the fiscal year ended, December 31, 2023.

Changes in Internal Control over Financial Reporting. During the last quarter of the Company's fiscal year ended December 31, 2023, there were no changes in the Company's internal control that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations on the Effectiveness of Controls. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected. The Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the CEO and CFO have concluded that these controls and procedures are effective at the "reasonable assurance" level.

Management's Assessment of Internal Control. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, is discussed in the Management's Report on Internal Control Over Financial Reporting included on page 57.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by Grant Thornton LLP, the Company's independent registered public accounting firm, and its report is included in this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION.

During the three months ended December 31, 2023, none of our directors or officers adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" as such terms are defined under Item 408 of Regulation S-K.

During the three months ended December 31, 2023, the Company did not adopt, modify or terminate a "Rule 10b5-1 trading arrangement" as such term is defined under Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this Item will either be incorporated herein by reference to the Company's Definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for its 2024 Annual or Special Meeting of Shareholders or included in an amendment to this Report, which, in either case, will be filed no later than 120 days after December 31, 2023.

ITEM 11.   EXECUTIVE COMPENSATION.

The information required by this Item will either be incorporated herein by reference to the Company's Definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for its 2024 Annual or Special Meeting of Shareholders or included in an amendment to this Report, which, in either case, will be filed no later than 120 days after December 31, 2023.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item will either be incorporated herein by reference to the Company's Definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for its 2024 Annual or Special Meeting of Shareholders or included in an amendment to this Report, which, in either case, will be filed no later than 120 days after December 31, 2023.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required by this Item will either be incorporated herein by reference to the Company's Definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for its 2024 Annual or Special Meeting of Shareholders or included in an amendment to this Report, which, in either case, will be filed no later than 120 days after December 31, 2023.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this Item will either be incorporated herein by reference to the Company's Definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for its 2024 Annual or Special Meeting of Shareholders or included in an amendment to this Report, which, in either case, will be filed no later than 120 days after December 31, 2023.

2023 Form 10-K

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

Index of documents filed as part of this report:

1.   The following Consolidated Financial Statements of McGrath RentCorp are included in Item 8.

2.   Financial Statement Schedules. None

3.   Exhibits. See Index of Exhibits on page 95 of this report.

Schedules and exhibits required by Article 5 of Regulation S-X other than those listed are omitted because they are not required, are not applicable, or equivalent information has been included in the consolidated financial statements, and notes thereto, or elsewhere herein.

Number	Description	Method of Filing
2.1	Equity Purchase Agreement, dated as of February 1, 2023, made by and among McGrath RentCorp, a California corporation, Adler Tank Rentals, LLC, a Delaware limited liability company, and Ironclad Environmental Solutions, Inc., a Delaware corporation.	Filed as exhibit 1.01 to the Company's Current Report on Form 8-K (filed February 1, 2023), and incorporated herein by reference.
2.2	Stock Purchase Agreement, dated as of February 1, 2023, made by and among Vesta Housing Solutions Investor, LLC, a Delaware limited liability company, Vesta Housing Solutions Holdings, Inc., a Delaware corporation, and McGrath RentCorp, a California corporation.	Filed as exhibit 1.02 to the Company's Current Report on Form 8-K (filed February 1, 2023), and incorporated herein by reference.
2.3	Agreement and Plan of Merger, dated as of January 28, 2024, by and among WillScot Mobile Mini Holdings Corp., Brunello Merger Sub I, Inc., Brunello Merger Sub II, LLC, and McGrath RentCorp.	Filed as Exhibit 2.1 to the Company's Current Report on Form 8-K/A (filed January 29, 2024), and incorporated herein by reference.
3.1	Articles of Incorporation of McGrath RentCorp. 'p'	Filed as exhibit 19.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1988 (filed August 14, 1988), and incorporated herein by reference.
3.1.1	Amendment to Articles of Incorporation of McGrath RentCorp. 'p'	Filed as exhibit 3.1 to the Company's Registration Statement on Form S-1 (filed March 28, 1991 Registration No. 33-39633), and incorporated herein by reference.
3.1.2	Amendment to Articles of Incorporation of McGrath RentCorp.	Filed as exhibit 3.1.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (filed March 31, 1998), and incorporated herein by reference.
3.2	Amended and Restated Bylaws	Filed herewith.
4.1	Second Amended and Restated Note Purchase and Private Shelf Agreement, dated as of June 8, 2023 (filed as Exhibit 10.1 to Registrant's Current Report on 8-K filed on June 13, 2023, and incorporated herein by reference).	Filed as exhibit 10.1 to the Company's Current Report on Form 8-K (filed June 13, 2023), and incorporated herein by reference.
4.1.1	Amendment, dated as of March 17, 2014, to the Note Purchase and Private Shelf Agreement dated as of April 21, 2011 among the Company, Prudential Investment Management, Inc., The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company.	Filed as exhibit 10.1 to the Company's Current Report on Form 8-K (filed March 20, 2014) and incorporated herein by reference.
4.1.2	Amendment, dated as of February 9, 2016, to the Note Purchase and Private Shelf Agreement dated as of April 21, 2011 among the Company, Prudential Investment Management, Inc., The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company, as amended on March 17, 2014.	Filed as exhibit 10.1 to the Company's Current Report on Form 8-K (filed February 11, 2016) and incorporated herein by reference.
4.2	Amended and Restated Credit Agreement, dated as of July 15, 2022, among the Company, Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, and the other lenders party thereto.	Filed as exhibit 10.1 to the Company's Current Report on Form 8-K (filed July 19, 2022) and incorporated herein by reference.
4.2.1	Amended and Restated Guaranty, dated as of July 15, 2022, among certain domestic subsidiaries of the Company in favor of Bank of America, N.A., in its capacity as the Administrative Agent.	Filed as exhibit 10.2 to the Company's Current Report on Form 8-K (filed July 19, 2022) and incorporated herein by reference.
4.2.2	Amended and Restated Credit Facility Letter Agreement, dated as of August 19, 2022, between the Company and MUFG Union Bank, N.A.	Filed as exhibit 4.3 to the Company's Quarterly Report on Form 10-Q (filed October 27, 2022) and incorporated herein by reference.
4.2.3	Amended and Restated Credit Line Note, dated as of August 19, 2022, in favor of MUFG Union Bank, N.A.	Filed as exhibit 4.4 to the Company's Quarterly Report on Form 10-Q (filed October 27, 2022) and incorporated herein by reference.
4.3	Description of Registrant's Securities.	Filed as exhibit 4.2.4 to the Company's Annual Report on Form 10K for the year ended December 31, 2019 (filed February 25, 2020), and incorporated herein by reference.
10.1†	McGrath RentCorp Employee Stock Ownership Plan, as amended and restated on December 31, 2008.	Filed as exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (filed February 26, 2009), and incorporated herein by reference.
10.1.1†	McGrath RentCorp Employee Stock Ownership Trust Agreement, as amended and restated on December 31, 2008.	Filed as exhibit 10.3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (filed February 26, 2009), and incorporated herein by reference.

Number	Description	Method of Filing
10.2†	McGrath RentCorp 2007 Stock Incentive Plan.	Filed as exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (filed August 2, 2007), and incorporated herein by reference.
10.2.1†	Form of 2007 Stock Incentive Plan Stock Option Award and Agreement.	Filed as exhibit 10.12.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (filed August 2, 2007), and incorporated herein by reference.
10.2.2†	Form of 2007 Stock Incentive Plan Non-Qualified Stock Option Award and Agreement.	Filed as exhibit 10.12.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (filed August 2, 2007), and incorporated herein by reference.
10.2.3†	Form of 2007 Stock Incentive Plan Stock Appreciation Right Award and Agreement.	Filed as exhibit 10.4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (filed May 6, 2010), and incorporated herein by reference.
10.2.4†	Form of 2007 Stock Incentive Plan Restricted Stock Unit Award and Agreement.	Filed as exhibit 10.4.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (filed May 6, 2010), and incorporated herein by reference.
10.3†	McGrath RentCorp Employee Stock Ownership and 401(k) Plan	Filed as exhibit 4.5 to the Company's Registration Statement on Form S-8 (filed August 10, 2012) and incorporated herein by reference.
10.4†	McGrath RentCorp Change in Control Severance Plan and Summary Plan Description	Filed as exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (filed April 28, 2022), and incorporated herein by reference.
10.5†	McGrath RentCorp 2016 Stock Incentive Plan	Filed as Appendix A to the Company's Proxy Statement for the 2016 Annual Meeting (filed April 29, 2016), and incorporated herein by reference.
10.5.1†	Form of 2016 Stock Incentive Plan Restricted Stock Unit Award and Agreement - Corporate	Filed as exhibit 10.8.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (filed April 28, 2022), and incorporated herein by reference.
10.5.2†	Form of 2016 Stock Incentive Plan Performance-Based Restricted Stock Unit Award and Agreement - Division Management	Filed as exhibit 10.8.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (filed April 28, 2022), and incorporated herein by reference.
10.5.3†	Form of 2016 Stock Incentive Plan Stock Appreciation Right Award and Agreement - Enviroplex	Filed as exhibit 10.8.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (filed April 28, 2022), and incorporated herein by reference.
10.6†	Form of Indemnification Agreement with Directors and Officers	Filed herewith.
21.1	List of Subsidiaries.	Filed herewith.
23.1	Written Consent of Grant Thornton LLP.	Filed herewith.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.
32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.
97	McGrath RentCorp Compensation Recoupment Policy	Filed herewith.
101	The following materials from McGrath RentCorp's annual Report on Form 10-K for the year ended December 31, 2023, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated Statement of Income, (ii) the Consolidated Balance Sheet, (iii) the Condensed Consolidated Statement of Cash Flows, and (iv) Notes to Condensed Consolidated Financial Statements.	
104	Cover Page Interactive Data File (embedded within the inline XBRL document).	

† = Indicates a management contract or compensatory plan

'P' = exhibit was filed in paper form

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2024

McGrath RentCorp

by: /s/ Joseph F. Hanna
JOSEPH F. HANNA
Chief Executive Officer and President
(Principal Executive Officer)

by: /s/ Keith E. Pratt
KEITH E. PRATT
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

by: /s/ David M. Whitney
DAVID M. WHITNEY
Vice President and Controller
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated.

Name	_Title_	_Date_
/s/ Nicolas Anderson NICOLAS ANDERSON	Director	February 21, 2024
/s/ Kim A. Box KIM A. BOX	Director	February 21, 2024
/s/ Smita Conjeevaram SMITA CONJEEVARAM	Director	February 21, 2024
/s/ William J. Dawson WILLIAM J. DAWSON	Director	February 21, 2024
/s/ Elizabeth A. Fetter ELIZABETH A. FETTER	Director	February 21, 2024
/s/ Joseph F. Hanna JOSEPH F. HANNA	Chief Executive Officer, President and Director	February 21, 2024
/s/ Bradley M. Shuster BRADLEY M. SHUSTER	Chairman of the Board	February 21, 2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 000-13292

McGRATH RENTCORP
(Exact name of registrant as specified in its Charter)

California	**94-2579843**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

5700 Las Positas Road, Livermore, CA 94551-7800
(Address of principal executive offices)

Registrant's telephone number: (925) 606-9200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	**MGRC**	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definition of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

Aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2023 (based upon the closing sale price of the registrant's common stock as reported on the NASDAQ Global Select Market on June 30, 2023): $2,264,372,153.

As of April 1, 2024, 24,548,743 shares of Registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

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EXPLANATORY NOTE

McGrath Rentcorp (the "Company") is filing this Amendment to amend its Annual Report on Form 10-K (the "Form10-K") for the fiscal year ended December 31, 2023, originally filed with the U.S. Securities and Exchange Commission (the "SEC") on February 21, 2024 (the "Original Annual Report"), to provide the information required by Part III of Form 10-K.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), new certifications by our principal executive officer and principal financial officer under Section 302 of the Sarbanes-Oxley Act of 2002 are being filed as exhibits to this Amendment under Item 15 of Part IV. Because no financial statements are contained within this Amendment, we are not filing currently dated certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This Amendment also amends the cover page to update the number of shares of our common stock outstanding and to remove the statement that information is being incorporated by reference from our definitive proxy statement.

Except as described above, no other changes have been made to the Original Annual Report. The Original Annual Report continues to speak as of the date on which it was filed, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the date on which it was filed. Accordingly, this Amendment should be read in conjunction with the Original Annual Report and with our other filings made with the SEC subsequent to the filing of the Original Annual Report.

Proposed Acquisition by WillScot Mobile Mini

On January 28, 2024, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with WillScot Mobile Mini Holdings Corp., a Delaware corporation ("WillScot Mobile Mini"), Brunello Merger Sub I, Inc., a California corporation and a direct wholly owned subsidiary of WillScot Mobile Mini and Brunello Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of WillScot Mobile Mini. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub I will merge with and into the Company (the "First-Step Merger"), with the Company surviving the First-Step Merger and, immediately thereafter, the Company will merge with and into Merger Sub II (the "Second-Step Merger" and together with the First-Step Merger, the "Transaction"), with Merger Sub II surviving the Second-Step Merger as a wholly owned subsidiary of WillScot Mobile Mini. On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the First-Step Merger (the "Effective Time"), each share of common stock, no par value, of the Company issued and outstanding immediately prior to the Effective Time, other than shares of Company Common Stock owned by WillScot Mobile Mini or any subsidiary of WillScot Mobile Mini or the Company, and shares held by shareholders who did not vote in favor of the Transaction (or consent thereto in writing) and who are entitled to demand and properly demands appraisal of such shares, will be automatically converted into the right to receive either (1) $123 in cash or (2) 2.8211 shares of validly issued, fully paid and nonassessable shares of common stock, par value $0.0001, of WillScot Mobile Mini, as determined pursuant to the election and allocation procedures set forth in the Merger Agreement. The consummation of the Transaction is subject to certain closing conditions set forth in the Merger Agreement. For additional information regarding the Transaction, please refer to the Company's current report on Form 8-K and Amendment No. 1 on Form 8-K/A, each filed with the SEC on January 29, 2024, as well as the preliminary Registration Statement on S-4/Proxy Statement filed by WillScot Mobile Mini with the SEC on April 8, 2024 (the "Merger Proxy Statement").

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TABLE OF CONTENTS

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ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.*

DIRECTORS

The Company's bylaws authorize the number of directors to be not less than five (5) and not more than nine (9). The Board of Directors is currently fixed at seven (7) directors and composed of the following directors: Nicolas C. Anderson, Kimberly A. Box, Smita Conjeevaram, William J. Dawson, Elizabeth A. Fetter, Joseph F. Hanna, and Bradley M. Shuster.

The following table sets forth certain information with respect to the directors of the Company as of February 29, 2024:

Name of Nominee	Age	Principal Occupation	Director Since
Nicolas C. Anderson	39	Managing Partner of Elm Grove Partners and Chief Executive Officer of ArcherHall	2022
Kimberly A. Box	64	Former President and Chief Executive Officer of Gatekeeper Innovation, Inc.	2018
Smita Conjeevaram	63	Former Chief Financial Officer of Fortress Investment Group LLC	2021
William J. Dawson	69	Former Chief Financial Officer of Adamas Pharmaceuticals, Inc.	1998
Elizabeth A. Fetter	65	Former Chief Executive Officer of Symmetricom, Inc.	2014
Joseph F. Hanna	61	Chief Executive Officer and President of the Company	2017
Bradley M. Shuster	69	Chairman of the Board of Directors of the Company and Executive Chairman and Chairman of the Board of NMI Holdings, Inc.	2017

Nicolas C. Anderson was elected a director of the Company in December 2022. Mr. Anderson currently serves as the founder and Managing Partner of Elm Grove Partners, an entrepreneurial private equity firm focused on control investments in established lower middle-market companies. Since 2013 he has had primary responsibility for raising equity capital and debt financing and leading the investment analysis for potential acquisitions. Mr. Anderson is also currently Chief Executive Officer of ArcherHall, an Elm Grove Partners portfolio company which provides data and document management services to law firms. At ArcherHall, he has led the transformation of the company from a local legal photocopier to one of the largest digital forensics firms in the United States. Previously, Mr. Anderson worked in the investment bank at JPMorgan in New York, as well as two other boutique investment banks. During his career on Wall Street, he worked on over a billion dollars of transactions, including equipment lease financing, mortgage-backed securities, and other complex securitizations, as well as traditional debt and equity financing. He held the Series 7 and Series 63 securities licenses. Mr. Anderson serves on the board of Bank of Marin (NASDAQ: BMRC), where he serves on the Audit Committee, Compensation Committee, and the Nominating and Governance Committee. Additionally, Mr. Anderson serves on the board of YMCA of Superior California, a privately held organization focused on the positive development of youth, healthy living for people of all ages, and social responsibility in addressing the critical needs of the communities it serves and he is a member of the Audit Committee and Finance Committee . He previously was on the board of American River Bank (NASDAQ: AMRB) and was the chair of the Directors Loan Committee and a member of the Nominating and Audit Committees, as well as a special committee formed to evaluate and execute M&A opportunities. Mr. Anderson received an AB in Economics from Harvard University and an MBA with Distinction from Harvard Business School.

Mr. Anderson is a seasoned public company independent director, chief executive, private equity investor, and entrepreneur. His leadership in finance and business brings valuable experience to the Board of Directors.

Kimberly A. Box was elected a director of the Company in 2018 and currently serves as Chair, Compensation Committee. Ms. Box was previously the President and Chief Executive Officer of Gatekeeper Innovation, Inc., a healthcare company that creates products to keep medications safe. She joined the company in 2016. Prior to joining Gatekeeper Innovation, Ms. Box enjoyed a successful 29-year career with Hewlett Packard (NYSE: HPQ), holding various executive positions, the most recent being Vice President Global IT Services, a position she held until 2009 when she left Hewlett Packard. Ms. Box also serves on the Board of Directors of Applied Science, Inc. ("ASI") and formerly American River Bank (NASDAQ: AMRB) until it was acquired in 2021. Ms. Box holds a Bachelor of Science in Business Administration with a concentration in Management and a minor in Computer Science from California State University, Chico. She also completed the Executive Development Program at The Wharton School of the University of Pennsylvania and has a NACD Directorship Certification™ (2021) and a CERT in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University (2022). Ms. Box is on the NACD Northern California Chapter board and recently served as the Chair, and was named to the NACD Directorship 100™, an annual recognition of the leading corporate directors who significantly impact boardroom practices and performance.

With her diverse cross-industry experience in the information technology and healthcare industries, Ms. Box brings a unique perspective and valuable experience to the Board of Directors. Additionally, Ms. Box's special skills include experience with global leadership, digital transformation, mergers and acquisition, strategic leadership, IT systems and cybersecurity, managed outsourced services, and community engagement. Ms. Box also has ample public board and committee chair experience.

Smita Conjeevaram was elected a director of the Company in January 2021and currently serves as Chair, Nominating and Governance Committee. Ms. Conjeevaram previously served as Chief Financial Officer of Credit Hedge Funds & Deputy Chief Financial Officer of the Credit Funds for Fortress Investment Group LLC from 2010 to 2013. She also previously served as Chief Financial Officer for Everquest Financial LLC; Strategic Value Partners, LLC; ESL Investments, Inc.; and Sentinel Advisors, LLC. She is a CPA with experience at Price Waterhouse as Manager, International Tax—Financial Services Group and at Ernst & Young as Senior, General Tax. Ms. Conjeevaram serves on the Board of Directors of SS&C Technologies Holdings, Inc. (NASDAQ: SSNC), SkyWest, Inc. (NASDAQ: SKYW), and WisdomTree Investments, Inc. (NYSE: WT). Ms. Conjeevaram has a B.S., Accounting and Business Administration, Magna Cum Laude, from Butler University, Indianapolis, Indiana and a B.A., Economics from Ethiraj College, Madras, India.

Ms. Conjeevaram's leadership in the financial industry as well as her accounting and compliance background bring significant and valuable experience to the Board of Directors. Additionally, Ms. Conjeevaram's special skills include experience in the technology industry; investment, finance, and accounting; and risk management. She also has extensive public board and committee member experience and is an Audit Committee financial expert per the listing standards of the NASDAQ Stock Market. The Company and Ms. Conjeevaram believe that she has sufficient time and attention to devote to her responsibilities as a director of the Company.

William J. Dawson was elected a director of the Company in 1998 and currently serves as Chair, Audit Committee. Mr. Dawson previously served as the Chief Financial Officer at Adamas Pharmaceuticals, Inc. (NASDAQ: ADMS), a specialty pharmaceutical company, from 2014 until his retirement in 2017, where he had consulted in 2013 until he joined as CFO in 2014. He also previously served as Chief Financial Officer at Catalyst Biosciences, Inc., a then privately-held biotechnology company, for two years from 2010 to 2012 and he was Vice President, Finance and Chief Financial Officer of Cerus Corporation (NASDAQ: CERS), a publicly held biopharmaceutical company, from August 2004 to April 2009. Prior to joining Cerus, he spent a total of 26 years in senior financial positions at companies in biotechnology, healthcare services and information technology, investment banking, energy, and transportation. As an investment banker, Mr. Dawson assisted in three public equity offerings for the Company, beginning with its initial public offering in 1984. He also serves on the Board of Directors of Wellington Trust Company, a private institutional investment management company and subsidiary of Wellington Management Company, LLP. Mr. Dawson received an A.B. in Mechanical Engineering from Stanford University and an M.B.A. from Harvard Business School.

With his wealth of experience in financial and strategic transactions, as well as his experiences in the transportation, technology, and energy industries, and as Chief Financial Officer of publicly traded companies, Mr. Dawson provides significant value to the Board of Directors. Additionally, Mr. Dawson's special skills include experience with mergers and acquisitions; finance, accounting, and SEC filings; capital markets; business development; IT systems and cybersecurity; strategic and corporate development; stockholder engagement; and philanthropic and community engagement. Mr. Dawson also has extensive public board and committee chair experience and is an Audit Committee financial expert per the listing standards of the NASDAQ Stock Market.

Elizabeth A. Fetter was elected a director of the Company in 2014. Ms. Fetter also serves as a member of the Board of Directors of Fox Factory Holding Corporation (NASDAQ: FOXX), the world's leader in suspension and auxiliary products for recreational vehicles, since June 2017. Ms. Fetter previously served as a member of the Board of Directors of Talend (NASDAQ: TLND) (2020-2021), a global leader in cloud data integration and data integrity, and Symmetricom, Inc. (2000-2013), a provider of timekeeping technologies, instruments, and solutions. She was appointed as President and Chief Executive Officer of Symmetricom in April 2013. She served in this capacity until Symmetricom's acquisition by Microsemi Corporation in November 2013. Ms. Fetter also previously served as President and Chief Executive Officer of NxGen Modular LLC, a provider of modular buildings and assemblies from 2011 to 2012. In 2007, Ms. Fetter was President, Chief Executive Officer and a director of Jacent Technologies, a privately held supplier of on-demand ordering solutions for the restaurant industry. Ms. Fetter also served on the boards of Quantum Corporation, a data storage company, from 2005 to 2013 and Ikanos Corporation, a provider of broadband solutions, from 2008 to 2009. She previously held the position of Chair of the Board of Trustees of Alliant International University, Inc., a private-equity funded university, where she served as a trustee from 2004 to 2013 and as a member of the Board of Directors from 2015 to 2017.

In addition, Ms. Fetter previously served as a Division CFO, taught Finance and Accounting at the Graduate level and taught strategy for UC Berkeley Extension International Management Seminars. With over 25 years of public and private company board service and past CEO experience at multiple firms across the industries of technology, telecommunications, and real estate, she is a valuable complement to the Board of Directors. Ms. Fetter holds a B.A., Communications from Penn State University, an M.S., Industrial Administration from Carnegie Mellon University (Tepper & Heinz Schools), and an Advanced Professional Director Certification from the American College of Corporate Directors, a public company director education and credentialing organization.

Joseph F. Hanna was appointed President, Chief Executive Officer and a director of the Company in February 2017 after serving 14 years in positions of progressive responsibility. Ms. Hanna also serves as a member of the Board of Directors of Janus International Group (NYSE: JBI), the leading global provider of self-storage and commercial industrial doors, relocatable storage units, facility automation solutions, and door replacement and self-storage restoration services, since January 2024. Previously, Mr. Hanna served as the Chief Operating Officer of the Company from 2007 to 2017. From 2005 to 2007, he served as Senior Vice President of Operations, and he joined the Company in 2003 as Vice President of Operations. Mr. Hanna has been instrumental in developing and driving the strategic product and geographic expansion of the Company's varied rental businesses throughout his tenure. He is well qualified to serve as Chief Executive Officer and as a member of the Board of Directors because of his deep institutional knowledge of the Company, its products, services, strategies, and customers. Previously Mr. Hanna held various sales and operational leadership positions at SMC Corporation of America (a subsidiary of SMC Corporation, Tokyo, Japan). His prior experience also includes serving as an officer in the United States Army. Mr. Hanna received a B.S. in Electrical Engineering from the United States Military Academy, West Point, New York.

Bradley M. Shuster was elected a director of the Company in 2017 and Chairman of the Board in 2021. He previously held the position of Vice-Chairman from 2020 to 2021. Mr. Shuster has served as Executive Chairman and Chairman of the Board of NMI Holdings, Inc. (NASDAQ: NMIH) since January 2019. Mr. Shuster founded National MI and served as Chairman and Chief Executive Officer of the company from 2012 to 2018. Prior to founding National MI, Mr. Shuster was a senior executive of The PMI Group, Inc. (NYSE: PMI), where he served as Chief Executive Officer of PMI Capital Corporation. Before joining PMI in 1995, Mr. Shuster was a partner at Deloitte LLP, where he served as partner-in-charge of Deloitte's Northern California Insurance and Mortgage Banking practices. He also serves as an independent director of WaFd, Inc. (NASDAQ: WAFD. He holds a B.S. from the University of California, Berkeley and an M.B.A. from the University of California, Los Angeles. Mr. Shuster has received both CPA and CFA certifications. Additionally, Mr. Shuster completed the National Association of Corporate Directors Cyber-Risk Oversight Program, earning the CERT Certificate in Cybersecurity Oversight.

With his extensive experience in the financial sector, as well as his experiences as Executive Chairman and as a senior executive of various publicly traded companies, Mr. Shuster provides significant value to the Board of Directors. Additionally, Mr. Shuster's special skills include experience with mergers and acquisitions; finance, accounting, and investments; business development and operations; strategic and corporate development; and stockholder engagement. Mr. Shuster also has extensive public board and committee chair experience and is an Audit Committee financial expert per the listing standards of the NASDAQ Stock Market.

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information with respect to the executive officers and directors of the Company as of February 29, 2024:

Name	Age	Position Held with the Company
Joseph F. Hanna	61	Chief Executive Officer, President and Director
Keith E. Pratt	61	Executive Vice President, Chief Financial Officer and Assistant Corporate Secretary
David M. Whitney	59	Vice President, Principal Accounting Officer and Corporate Controller
Tara Wescott	50	Vice President, Human Resources
Gilda Malek	55	Vice President, General Counsel and Corporate Secretary
Kristina Van Trease	54	Senior Vice President, Chief Strategy Officer
Philip B. Hawkins	48	Senior Vice President, Mobile Modular
John P. Skenesky	57	Vice President, TRS-RenTelco
John P. Lieffrig	59	Vice President, Portable Storage
Nicolas C. Anderson(1)(2)	39	Director
Kimberly A. Box(1)(3)	64	Director
Smita Conjeevaram(2)(3)	63	Director
William J. Dawson(1)(2)	69	Director
Elizabeth A. Fetter(1)(2)	65	Director
Bradley M. Shuster(1)(3)	69	Chairman of the Board of Directors

(1) Member of the Compensation Committee
(2) Member of the Audit Committee
(3) Member of the Corporate Governance and Nominating Committee

Keith E. Pratt was appointed Executive Vice President of the Company in February 2017. He was appointed Senior Vice President in June 2007 and joined the Company in January 2006 as Vice President and was appointed Chief Financial Officer in March 2006. Prior to joining the Company, he was with Advanced Fibre Communications ("AFC"), a public telecommunications equipment company in Petaluma, California, where he served as Senior Vice President and Chief Financial Officer. Mr. Pratt served as Chief Financial Officer from 1999 until AFC was acquired by Tellabs, Inc. at the end of 2004. He also served as Director of Corporate Development at AFC from 1997 to 1999 prior to becoming Chief Financial Officer. Prior to Mr. Pratt joining AFC, he served as Director, Strategy & Business Development Group at Pacific Telesis Group, Inc. from 1995 to 1997. Mr. Pratt has an undergraduate degree from Cambridge University in Production Engineering and an M.B.A. from Stanford University.

David M. Whitney joined the Company as its Corporate Controller in 2000 and was appointed Vice President and Principal Accounting Officer in March 2006. Previously, he was Manager of Regional Accounting for The Permanente Medical Group in Oakland, California. Mr. Whitney holds a B.S. in Accounting from California State University at Hayward and is a Certified Public Accountant.

Tara Wescott joined the Company in 2020 as Vice President, Human Resources. Prior to joining the Company, Ms. Wescott held various senior executive leadership roles in Human Resources between 2000—2020 at Macy's Inc., including leading Human Resources for Macys.com and Macy's Technology. Ms. Wescott graduated from California State University, East Bay with a B.S. in Business Administration with a concentration in Marketing.

Gilda Malek joined the Company in 2023 as Vice President, General Counsel and Corporate Secretary. In her role, Ms. Malek oversees our legal, safety and real estate functions. Prior to joining the Company, Ms. Malek served as Deputy General Counsel at Confluent, a SaaS company, for nearly two years. Prior to Confluent, Ms. Malek worked at AECOM, a global infrastructure firm, in various leadership roles in the company's Legal Department between 2007 and 2020. Responsibilities included subsidiary General Counsel, division Chief Counsel and Corporate Deputy General Counsel. Ms. Malek received her J.D. from University of San Francisco, School of Law, and her B.A. in Political Science from University of California, Irvine.

Kristina Van Trease was appointed Senior Vice President, Chief Strategy Officer in December of 2023. She previously served as Senior Vice President, Strategy and Business Development, and earlier as Vice President and Division Manager of Adler Tank Rentals, a former division of the Company, from August 2016 through January 2022. Prior to that, Ms. Van Trease was responsible for the startup of our Mobile Modular Portable Storage business and served as Vice President and Division Manager of the business from June 2009 to August 2016. From July 2007 through June 2009, she served as our Director of Corporate Development. She joined the Company in 1992 and has served in corporate management roles as well as sales and management positions for the Company's TRS-RenTelco division. Ms. Van Trease received a B.S. in Business Administration with a concentration in Marketing from San Jose State University.

Philip B. Hawkins was appointed Senior Vice President and Division Manager, Mobile Modular in January of 2022. In addition to his existing oversight of Enviroplex, Inc. since June 2019, he also oversees Kitchens to Go by Mobile Modular as of April 2021. He previously served as Vice President and Division Manager of Mobile Modular from November 2011 through December 2021 and as Vice President and Division Manager of TRS-RenTelco from June 2007 to November 2011. Mr. Hawkins also held the role of Manager, Corporate Financial Planning and Analysis from June 2004 to June 2007. Prior to that, Mr. Hawkins was a Senior Business Analyst for Technology Rentals and Services (TRS), an electronics equipment rental division of CIT Technologies Corporation, from December 2003 until TRS was acquired by the Company in June 2004. He previously served as Director of Portfolio Management and held other leadership roles with Dell Financial Services from April 1999 to December 2003. Mr. Hawkins received B.S. degrees in Accounting, Finance and Computer Information Systems from Arizona State University.

John P. Skenesky was appointed Vice President and Division Manager of TRS-RenTelco in November 2011. He previously served as the division's Director of Sales and Product Management from June 2007 to November 2011 and Director of Operations and Product Management from June 2004 to June 2007. Mr. Skenesky joined the Company in 1995 and served in branch management and sales roles for the RenTelco division. Prior to joining the Company, Mr. Skenesky served in lab and product management roles at Genstar Rentals from 1991 to 1994. He also served in the United States Navy from 1984 to 1990 as an electronics technician on submarines. Mr. Skenesky received an M.B.A. from Texas Christian University in 2007.

John P. Lieffrig joined the Company and was appointed Vice President and Division Manager of Mobile Modular Portable Storage in August 2016. He previously served as Vice President Sales North America for Modular Space Corporation from 2005 to 2015. Mr. Lieffrig has held several executive leadership roles with equipment rental and business-to-business service organizations, including Aramark Corporation from 2002 to 2005 and GE Capital from 1988 to 2002. He also served on the Modular Building Institute Board of Directors for eight years and was elected President in 2013. Mr. Lieffrig received B.A. degrees in Business Administration and Marketing from Carthage College.

Each executive officer of the Company serves at the pleasure of the Board of Directors.

4

Characteristics of Director Nominees

The chart below details our Board of Directors' diversity composition by various characteristics as defined by the NASDAQ Stock Market board diversity and disclosure Rule 5605(f). For more information regarding our philosophy concerning the diversity and recruitment of our directors, see *"Qualifications of Directors and Assessment of Diversity"* in this Amendment.

Board Diversity Matrix as of February 29, 2024

Total Number of Directors			7	
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity				
Directors	3	4		
Part II: Demographic Background				
African American or Black		1		
Alaskan Native or Native American				
Asian	1			
Hispanic or Latinx				
Native Hawaiian or Pacific Islander				
White	2	3		
Two or More Races or Ethnicities				
LGBTQ				
Did Not Disclose Demographic Background				

Corporate Governance Overview

Our Board of Directors is committed to strong and effective corporate governance, and, as a result, it regularly monitors our corporate governance policies and practices to ensure compliance with applicable laws, regulations, and rules, as well as best practices.

Our corporate governance program features the following:

- We have an independent Chairman of the Board of Directors;

- All of our directors, other than our Chief Executive Officer, are independent;

- All of our directors are up for re-election annually;

- Three of our seven director nominees are women; additionally, two of our directors are diverse representatives from under-represented communities (as those communities are defined pursuant to California AB 979);

- Each director attended at least 75% of the aggregate total number of Board meetings and the total number of meetings of Board committees on which such director served during the time he or she served on the Board or committees in 2023;

- We have no shareholder rights plan in place;

- Our Board committees regularly review and update, as necessary, the committee charters, which clearly establish the roles and responsibilities of each such committee, and such charters are posted on our website for review;

- Our Board generally has an executive session among our non-employee and independent directors after every board meeting;

- The majority of our Audit Committee members qualify as Audit Committee financial experts;

- Our Board enjoys unrestricted access to the Company's management, employees, and professional advisers;

- We have a code of business conduct and ethics that is reviewed regularly for best practices and is posted on our website for review;

- We have a clear set of corporate governance guidelines that are reviewed regularly for best practices and posted on our website for review;

- We are committed to corporate and social responsibility;

- We have no supermajority voting provisions in our charter documents;

- We have a compensation recoupment policy;

- Our insider trading policy prohibits hedging, pledging, or engaging in derivative actions relating to our stock by all employees, officers, and directors;

- Our Board performs an annual self-assessment to evaluate its effectiveness in fulfilling its obligations;

- We conduct an annual say-on-pay vote;

- Board and Chief Executive Officer succession planning is a focus and continual Board discussion topic;

- Our corporate governance documents do not contain a supermajority standard for the approval of a merger or a business combination, which transaction requires the affirmative vote of a majority of the outstanding shares;

- We had no related party transactions as defined by the Securities and Exchange Commission in 2023; and

- We have a stock ownership and holdback requirement to ensure that our executive officers remain aligned with the interests of the Company and our shareholders.

Director Independence

The Board of Directors has determined that the six (6) non-employee directors on the Board of Directors, consisting of Messrs. Anderson, Dawson, and Shuster and Mses. Box, Conjeevaram, and Fetter, are "independent," as defined in the listing standards of the NASDAQ Stock Market and regulations of the SEC. Mr. Hanna, as an executive officer of the Company, is not considered independent. In making these determinations, our Board of Directors considered transactions and relationships between each director and his or her immediate family and the Company and our subsidiaries, including those reported in the section below captioned "*Certain Relationships and Related Transactions.*" The purpose of this review was to determine whether any such relationships or transactions were material and, therefore, inconsistent with a determination that such a director is independent. As a result of this review, the Board of Directors affirmatively determined, based on its understanding of such transactions and relationships, that the six (6) non-employee directors are independent of the Company and, therefore, a majority of the members of our Board of Directors are independent, under the applicable listing standards of the NASDAQ Stock Market.

Leadership Structure of the Board of Directors

Our Board of Directors is currently comprised of six (6) independent directors and one (1) management director. Our Corporate Governance Guidelines state that the Board of Directors should remain free to decide whether the Chairman and Chief Executive Officer positions should be held by the same person. This allows the Board of Directors to determine the best arrangement for the Company and its shareholders, given changing circumstances of the Company and the composition of the Board of Directors. Currently, the positions are separated. Mr. Hanna, our Chief Executive Officer, is a seasoned leader with over 21 years of management and operational experience in the Company, and he clearly understands and drives our strategic growth and interacts well with the Chairman of the Board and the other directors. Mr. Shuster, our non-executive chairman, has extensive experience as a senior executive of a public company and substantial experience on other public boards of directors and board committees. Additionally, he is experienced in the fields of mergers and acquisitions; finance, accounting, and investments; business development and operations; strategic and corporate development; stockholder engagement; and is an Audit Committee Financial Expert per the listing standards of the NASDAQ Stock Market, which is coupled with his deep knowledge of our Company. We believe our current leadership structure is optimal at this time.

Board Succession

Our Board of Directors is committed to adding new directors to infuse new ideas and fresh perspectives in the boardroom. As part of our board's succession planning, the Corporate Governance and Nominating Committee and our Board of Directors regularly review the composition of the Board of Directors and assess the balance of knowledge, experience, skills, expertise, tenure, and diversity that is appropriate for the Board of Directors and the Company.

Board Tenure

Our Board of Directors recognizes that its current members have served on the Board of Directors for various tenures, with the shortest tenure being just over one year but with other directors serving for greater than 10 years. Our Board of Directors believes that the Board represents a balance of industry, technical and financial experiences, which provide effective guidance and oversight to management. Our governance policies reflect our belief that directors should not be subject to term limits. While term limits could facilitate fresh ideas and viewpoints being consistently brought to the Board of Directors, we believe they are counterbalanced by the disadvantage of causing the loss of a director who, over a period of time, has developed insight into our strategies, operations, and risks and continues to provide valuable contributions to board deliberations. Nonetheless, our Board of Directors is committed to adding new directors to infuse new ideas and fresh perspectives in the boardroom. In the past several years, four new directors joined our Board of Directors, with the latest, Mr. Anderson, joining our Board in December of 2022, and two long serving directors retired. Our Nominating and Corporate Governance Committee will continue to prioritize diversity of background, as well as diversity from underrepresented communities, in future Board searches.

Shareholder Engagement

Our board of directors and management focus on creating long-term, sustainable shareholder value. Key to this goal is shareholder engagement at conferences and in one-on-one meetings to discuss our financial performance, corporate governance practices, executive compensation programs, and other matters. Our conversations with shareholders allow us to better understand our shareholders' perspectives and provide us with useful feedback to calibrate our priorities.

Meetings and Committees of the Board of Directors

The Board of Directors met five (5) times in 2023. No director attended fewer than 75% of either (i) the total number of meetings of the Board of Directors held in 2023, or (ii) the total number of meetings of the committees of the Board of Directors held in 2023 on which he or she served. All then in office attended the 2023 Annual Meeting of Shareholders via virtual participation. The standing committees of the Board of Directors currently consist of the Compensation Committee, the Audit Committee, and the Corporate Governance and Nominating Committee.

Compensation Committee

The Compensation Committee held four (4) meetings in 2023. The Compensation Committee currently consists of Messrs. Anderson, Dawson, and Shuster and Mses. Box and Fetter. Ms. Box serves as its Chair. The Board of Directors has determined that all current members of the Compensation Committee are "independent," as defined in the listing standards of the NASDAQ Stock Market and SEC regulations. In addition, the Board of Directors has determined that all current members of the Compensation Committee qualify as "non-employee directors" within the meaning of SEC Rule 16b-3 as promulgated under the Exchange Act, and as "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

The Board of Directors adopted and approved a charter for the Compensation Committee. A copy of this charter is posted on our website at www.mgrc.com under the Investors section. The functions of the Compensation Committee, which are discussed in detail in its charter, are to (a) evaluate executive officer and director compensation policies, goals, plans, and programs; (b) determine the cash and non-cash compensation of the executive officers of the Company; (c) review and oversee the Company's equity-based and other incentive compensation plans for employees; (d) evaluate the performance of the Company's executive officers; and (e) direct and review the production of any reports required by the applicable rules and regulations of the SEC.

Compensation decisions for the executive officers of the Company are made by the Compensation Committee after the review by the Board of Directors. The Compensation Committee directs the Chief Executive Officer to develop the incentive compensation guidelines for the other executive officers and to recommend the incentive compensation bonuses for each of the other executive officers, subject to approval by the Compensation Committee. Compensation decisions for directors are made by the Board of Directors based on recommendations from the Compensation Committee.

Audit Committee

The Audit Committee held five (5) meetings in 2023. The Audit Committee currently consists of Messrs. Anderson and Dawson, and Mses. Conjeevaram and Fetter. Mr. Dawson serves as its Chair. After considering transactions and relationships between each member of the Audit Committee or his or her immediate family and the Company and its subsidiaries and reviewing the qualifications of the members of the Audit Committee, the Board of Directors has determined that all current members of the Audit Committee are "independent," as defined in the listing standards of the NASDAQ Stock Market and SEC regulations. The Board of Directors has also determined that all current members of the Audit Committee are financially literate and have the requisite financial sophistication, as required by the listing standards of the NASDAQ Stock Market. Furthermore, the Board of Directors has determined that Messrs. Anderson and Dawson and Mses. Conjeevaram and Fetter each qualify as Audit Committee financial experts, as defined by the applicable SEC rules, pursuant to the fact that, among other things, Mr. Dawson was the Chief Financial Officer at several public and private companies, including the Chief Financial Officer of Adamas Pharmaceuticals, Inc.; Mr. Anderson is currently Managing Partner of Elm Grove Partners, a private equity firm, and is also Chief Executive Officer of ArcherHall; Ms. Fetter has served as the CEO of three public companies, served as a divisional CFO, taught finance and accounting at the graduate level, and served as a financial expert on other boards; and Ms. Conjeevaram is a CPA and has served in the capacity of Chief Financial Officer for four privately held financial and investment firms and is also an experienced independent director and audit committee member; and in those respective capacities each has acquired the relevant experience and expertise and has the attributes set forth in the applicable rules as being required for an Audit Committee financial expert.

The Board of Directors adopted and approved a charter for the Audit Committee. A copy of this charter is posted on our website at www.mgrc.com under the Investors section. The functions of the Audit Committee, which are discussed in detail in its charter, are to (a) oversee the engagement, replacement, compensation, qualification, independence, and performance of the Company's independent auditors; (b) oversee the conduct of the Company's accounting and financial reporting processes and the integrity of the Company's audited financial statements and other financial reports; (c) oversee the performance of the Company's internal accounting, financial, and disclosure controls function; and (d) oversee the Company's compliance with its policies and other legal requirements as such compliance relates to the integrity of the Company's financial reporting. The Audit Committee has also established procedures for (a) the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (b) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. The Audit Committee also oversees the preparation of a report for inclusion in our annual proxy statements and is charged with the other duties and responsibilities listed in its charter. For details, see *"Report of the Audit Committee of the Board of Directors"* in this Amendment. The Audit Committee is a separately designated standing audit committee as defined in Section 3(a)(58)(A) of the Exchange Act.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee held two (2) meetings in 2023. The Corporate Governance and Nominating Committee consists of Mr. Shuster and Mses. Box and Conjeevaram. Ms. Conjeevaram serves as its Chair. Our Board of Directors has determined that all current members of the Corporate Governance and Nominating Committee are "independent," as defined in the listing standards of the NASDAQ Stock Market and SEC regulations.

The Board of Directors adopted and approved a charter for the Corporate Governance and Nominating Committee. A copy of this charter is posted on our website at www.mgrc.com under the Investors section. The functions of the Corporate Governance and Nominating Committee, which are discussed in detail in its charter, are to assist the Board of Directors in all matters relating to (a) the establishment, implementation, and monitoring of policies and processes regarding the recruitment and nomination of candidates to the Board of Directors and committees of the Board of Directors; (b) the review and making of recommendations to the Board of Directors regarding the composition and structure of the Board of Directors and committees of the Board of Directors; (c) the development, evaluation, and monitoring of the Company's corporate governance processes and principles; (d) the development and implementation of, and monitoring of compliance with, the

Company's Code of Business Conduct and Ethics and making recommendations to the Board of Directors of revisions to the Code of Business Conduct and Ethics from time to time, as appropriate; and (e) the administration of the Board of Directors' annual self-evaluation process and the sharing of the results thereof with the Board of Directors for discussion and deliberation.

Environmental, Social and Governance Matters

We believe that sound corporate citizenship and attention to environmental, social, and governance ("ESG") principles are essential to our success. Wherever possible, the products, services, and practices of the Company are designed to promote the ESG principles. We are committed to operating with integrity, contributing to the local communities surrounding our offices and facilities, promoting diversity, developing our employees, focusing on sustainability, and being thoughtful environmental stewards.

Our Board provides oversight of management's efforts around these ESG topics, including risk oversight of ESG-related matters, and is committed to supporting the Company's efforts to operate as a sound corporate citizen. Company management provides updates to the Board on the Company's work in ESG during each quarterly Board meeting and the Board discusses the same. Additionally, the Charter for our Board Nominating and Governance Committee also provides that this committee is specially designated to oversee ESG matters.

We believe that an integrated approach to business strategy, corporate governance, and corporate citizenship creates long-term value. Among the ways in which we have demonstrated our commitment to ESG matters are the following:

- Commitment to minimizing adverse impacts on the environment through energy management programs, including high-efficiency HVAC and energy systems, responsible use of limited available land, and use of natural light.

- When possible, the Company uses recycled building materials and construction components that can be further recycled on its modular building products.

- Creation of a strong corporate culture that promotes the highest standards of ethics and compliance for our business, including a Code of Business Conduct and Ethics that sets forth principles to guide employee, designated executive, and non-employee director conduct.

- Company and employee commitment to the local communities where our facilities are located, including supporting various non-profits, charities, and other community programs, and providing national disaster relief through the McGrath Cares fund.

- Equal employment opportunity hiring practices, policies, and management of employees.

- Anti-harassment policy that prohibits hostility or aversion towards individuals in protected categories, prohibits sexual harassment in any form, details how to report and respond to harassment issues, and strictly prohibits retaliation against any employee for reporting harassment.

- Commitment to fostering and promoting a diverse workforce and a collaborative work environment.

The Role of the Board of Directors in the Oversight of Risk

While Company management is primarily responsible for managing risk, the Board of Directors and each of its committees play a role in overseeing the Company's risk management practices. The full Board of Directors is ultimately responsible for risk oversight, and it discharges this responsibility by, among other things, receiving regular reports from Company management concerning the Company's business and the material risks facing the Company. Each of the Board's committees also plays a role in risk oversight as follows:

Audit Committee. Under its charter, the Audit Committee plays a key role in the Board of Directors' risk oversight process. The Audit Committee's duties include discussing the Company's guidelines and policies with respect to risk assessment and risk management with Company management and the Company's independent auditors. The Audit Committee also receives regular reports from Company management and discusses with management the steps taken to monitor and control risk exposures. In addition, the Audit Committee reviews all of the Company's quarterly financial reports, including any disclosure therein of risk factors affecting the Company and its businesses. The Audit Committee regularly receives reports from, among others, the Company's Chief Financial Officer, Principal Accounting Officer, and its Compliance Officer. The Audit Committee provides regular reports to the full Board of Directors on its risk oversight activities and any issues identified.

Compensation Committee. Under its charter, the Compensation Committee reviews with its independent compensation consultant and management, as appropriate, the Company's compensation and succession plans, policies, and practices. The Compensation Committee also sets performance goals under the Company's annual bonus and long-term incentive plans. In setting the performance targets and overseeing the Company's compensation plans, policies, and practices, the Compensation Committee considers whether such plans, policies, and practices are consistent with the long-term interests of the Company's shareholders. The Compensation Committee also considers risks that may be created and whether any such risks are reasonably likely to have a material adverse impact on the Company. The Compensation Committee considers the overall mix of compensation for all employees as well as the various risk control and mitigation features of its compensation plans, including appropriate performance measures and targets and incentive plan payout maximums. The Compensation Committee provides regular reports to the full Board of Directors on the Company's compensation plans, policies, and practices and the Compensation Committee's oversight of compensation-related risks.

Corporate Governance and Nominating Committee. Under its charter, the Corporate Governance and Nominating Committee is responsible for, among other things, developing and recommending to the Board of Directors a set of effective corporate governance guidelines and procedures designed to assure compliance with applicable governance standards. The Corporate Governance and Nominating Committee is also responsible for providing oversight of the Company's ESG strategy, policies, and practices. As part of that responsibility, the Corporate Governance and Nominating Committee receives annual presentations from the Company's management on the Company's work in this area and discusses the Company's ESG work and strategies with the Company's management. The Corporate Governance and Nominating Committee provides regular reports to the Board of Directors.

The Board of Directors oversees the management of risks from cybersecurity threats, including the policies, standards, processes and practices that the Company's management implements to address risks from cybersecurity threats. The Board of Directors receives reports on the Company's technology and cybersecurity functions, including vulnerability assessments, any third-party and independent reviews, the threat environment, and other information security considerations.

Through the activities of the Audit, Compensation, and Corporate Governance and Nominating Committees, as well as the full Board of Directors' interactions with management concerning the Company's business and the material risks that may impact the Company, the independent directors on the Board of Directors are able to monitor the Company's risk management process and offer critical insights to Company management.

Qualifications of Directors and Assessment of Diversity

The Corporate Governance and Nominating Committee will consider for nomination all bona fide candidates proposed by management or shareholders and will nominate directors that it believes will serve the best interests of the Company and its shareholders. Candidates must have the education and business or organizational experience and skills that will enable them to excel in carrying out their responsibilities on the Board of Directors. Candidates must possess and have demonstrated in professional endeavors the highest personal and professional ethics, integrity, and values, and be committed to representing the long-term best interests of shareholders. Further, candidates must have an inquisitive and objective perspective, practical wisdom, and mature judgment, and be willing and able to challenge management in a constructive manner. Candidates will also be judged on their ability to work in a collegial manner with a sense of common purpose, energy, industry knowledge, business sense, and trust with other members of the Board of Directors and management, as one group acting in unison to solve difficult problems as they may arise. The candidate's specific knowledge of the Company, its markets, and its strategy will also be considered.

When evaluating candidates, the Corporate Governance and Nominating Committee considers the diversity of the backgrounds, experience, and skills of the current directors on the Board of Directors, including their gender, age, ethnic, and cultural backgrounds, the long-term needs of the Company based on its strategic direction, and responsible succession planning for all Board positions. The Corporate Governance and Nominating Committee selects candidates who will provide the most value to the Board of Directors, management, and shareholders. The Corporate Governance and Nominating Committee assesses the effectiveness of its policy regarding diversity as part of the annual self-evaluation process.

The Board of Directors' recommendations for inclusion in the slate of directors at an annual or special meeting of shareholders, or for appointment by the Board of Directors to fill a vacancy, are based on its determination, after reviewing recommendations from the Corporate Governance and Nominating Committee, as to the suitability of each recommended individual.

Director Nomination Process

Continuing Directors

The Corporate Governance and Nominating Committee will apply its director candidate selection criteria described above, including a director's past contributions to the Board of Directors, prior to recommending a director for re-election to another term. Directors may not be re-nominated annually as a matter of course. Once the Corporate Governance and Nominating Committee evaluations are completed and the Corporate Governance and Nominating Committee has considered all other potential director candidates, it recommends the best slate of candidates for approval by the full Board of Directors.

New Directors

Generally, once a need to add a new member to the Board of Directors is identified, the Corporate Governance and Nominating Committee will initiate a search by working with staff support, seeking input from members of the Board of Directors and senior management, and hiring a consultant or search firm, if necessary.

After a slate of possible candidates is identified, certain members of the Corporate Governance and Nominating Committee, other members of the Board of Directors, and senior management have the opportunity to interview the prospective candidate(s). The remaining members of the Board of Directors who do not interview the prospective candidate(s) are kept informed. After completing its selection process, the Corporate Governance and Nominating Committee ultimately determines and recommends the best candidate(s) for approval by the full Board of Directors.

A description of the procedure to be followed by security holders in submitting director recommendations is set forth in the "*Shareholder Recommendations for Membership on our Board of Directors*" in this Amendment. The director candidate selection criteria will be equally applied to both continuing directors and shareholder-submitted director candidates.

Director Compensation

Our Compensation Committee periodically seeks input from independent compensation consultants on a range of external market factors, including evolving compensation trends, appropriate peer companies, and market survey data. The Compensation Committee reviews non-employee director compensation every two years. In August 2023, our Compensation Committee retained Semler Brossy Consulting Group ("Semler Brossy") to conduct a review and analysis of the non-employee director compensation program to be considered by the Compensation Committee in establishing the 2024 compensation review cycle remuneration levels for our non-employee directors.

The 2023 compensation described below was approved by the Board of Directors based on the previous compensation consultant, Pearl Meyer & Partners, LLC's ("Pearl Meyer") analysis and recommendations of the Compensation Committee. For a more complete description of the methodologies used by our compensation consultants and the Compensation Committee, please refer to "*Compensation Consultant and Peer Group Selection*" in this Amendment.

For 2023, each non-employee director of the Company was compensated for his or her services as a director with an annual retainer of $85,000. In addition to the annual retainers, the Chairs of the Board of Directors, Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee received additional annual retainers of $75,000, $25,000, $18,500, and $10,000, respectively. Each other member of the Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee received annual retainers of $10,000, $7,500, and $5,500, respectively. Members of the Board of Directors do not receive additional compensation for attending Board or committee meetings. All non-employee directors are reimbursed for expenses incurred in connection with attending Board of Directors or committee meetings. Mr. Hanna received no additional compensation for his service as a director. These annual retainers are included in the *"2023 Non-Employee Director Compensation Table"* below.

For fiscal year 2024, based on Semler Brossy's November 2023 analysis, the Compensation Committee recommended, and the Board of Directors approved, no increase to the non-employee director annual retainer. For fiscal year 2024, each non-employee director of the Company will receive an annual retainer of $85,000. In addition, to the annual retainer the Chairs of the Board of Directors, Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee will receive additional annual retainers of $75,000, $25,000, $18,500, and $10,000, respectively. Each other member of the Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee will receive annual retainers of $10,000, $7,500, and $5,500, respectively. Any non-employee director not serving on the Board of Directors for the full calendar year will receive prorated compensation based on that portion of the year in which he or she served. Mr. Hanna will not receive any additional compensation for his services as a director.

In addition to cash compensation, each of the non-employee directors of the Company has historically received an annual Restricted Stock Unit ("RSU") equity grant denominated as a fair value and then converted to shares rounded to the nearest 100 at the date of grant. Based on Pearl Meyer's analysis conducted in 2022, the Compensation Committee recommended, and the Board of Directors approved, the fair value of the 2023 equity grant of approximately $120,000. On February 24, 2023, the Board of Directors granted each non-employee director RSUs under the 2016 Plan 1,200 shares of the Company's Common Stock with a vesting date of April 1, 2024. Each of these grants represented an equivalent total equity compensation of $125,112, based on the NASDAQ Stock Market close price of $104.26 on February 24, 2023. The total equity compensation values can fluctuate slightly each year due to rounding. These 2023 RSU grants are included in the *"2023 Non-Employee Director Compensation Table"* in this Amendment.

Based on Semler Brossy's analysis, the Compensation Committee recommended, and the Board of Directors approved, no change to the fair value of the 2024 equity grant of approximately $120,000. On February 23, 2024, the Board of Directors granted each non-employee director RSUs under the 2016 Plan 1,000 shares of the Company's common stock with a vesting date of April 1, 2025. Each of these grants represented an equivalent total equity compensation of $124,900, based on the NASDAQ Stock Market closing price of $124.90 on February 23, 2024. The total equity compensation values can fluctuate slightly each year due to rounding.

11

The table below summarizes the compensation paid by the Company to its non-employee directors for the fiscal year ended December 31, 2023.

2023 NON-EMPLOYEE DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Stock Awards(2) ($)	Total ($)
Nicolas C. Anderson	$102,500	$125,112	$227,612
Kimberly A. Box	$106,475	$125,112	$231,587
Smita Conjeevaram	$103,047	$125,112	$228,159
William J. Dawson	$117,500	$125,112	$242,612
Elizabeth A. Fetter	$107,275	$125,112	$232,387
Bradley M. Shuster	$173,000	$125,112	$298,112
M. Richard Smith(1)	$ 44,492	$ 29,553	$ 74,045
Dennis P. Stradford(1)	$ 42,538	$ 29,553	$ 72,091

(1) Messrs. Smith and Stradford retired from the Board of Directors effective June 7, 2023, and received compensation for their service from January 1 – June 7, 2023. Additionally, Messrs. Smith and Stradford were granted RSUs under the 2016 Plan of 1,200 shares of the Company's common stock that represented an equivalent total equity compensation of $121, 875 based on the NASDAQ Stock Market closing price of $104.26 on February 24, 2023. Upon their retirement, effective June 7, 2023, 300 shares of those RSUs became fully vested, and 900 shares were forfeited. Therefore, Messrs. Smith and Stradford's total equity compensation was $29,553 based on the NASDAQ Stock Market closing price of $98.51 on June 7, 2023.

(2) Pursuant to the Director Award Agreements, awards vest in full immediately prior to the specified effective date of a Change In Control or a Corporate Transaction.

Director Stock Ownership

The Board of Directors believes that, in order to align the interests of directors and shareholders, directors should have a significant financial (equity) stake in the Company. Each director has a target ownership level of 5,000 shares of Common Stock to be achieved by each director within five years of joining the Board of Directors or as soon thereafter as practicable. In evaluating whether the Common Stock value ownership guideline has been met, all Common Stock owned is considered. As of April 1, 2024, the ownership level of each of our non-employee directors met or exceeded the target, or are within the ownership guidelines' five-year compliance period.

Director Annual Evaluation

It is important to the Company that the Board and its committees are performing effectively and in the best interests of the Company and its shareholders. The Board performs an annual self-assessment, led by the Chair of the Corporate Governance and Nominating Committee, to evaluate its effectiveness in fulfilling its obligations. As part of this annual self-assessment, directors are able to provide feedback on the performance of other directors. The Chair of the Corporate Governance and Nominating Committee then follows up on this feedback and takes such further action as he or she deems appropriate.

No Political Contributions

It is the Company's policy that no Company funds or assets will be used to make a contribution to any political party, political campaign, political candidate, or public official in the United States or any foreign country, unless the contribution is lawfully and expressly authorized by the Board of Directors or our Chief Executive Officer. The Company made no political contributions in 2023 and intends to make no political contributions in the future.

ITEM 11. *EXECUTIVE COMPENSATION.*

Compensation Discussion and Analysis

In this Amendment, we refer to Messrs. Hanna, Pratt, and Hawkins, and Mses. Malek and Van Trease collectively as our named executive officers or NEOs. Mr. Hanna is our Chief Executive Officer, Mr. Pratt is our Chief Financial Officer and Mr. Hawkins, and Mses. Malek and Van Trease were our next three highest compensated executive officers serving as of December 31, 2023. In this Amendment, we refer to the NEOs and Messrs. Whitney, Skenesky, Lieffrig, and Ms. Wescott collectively as "executive officers."

The Merger Proxy Statement contains certain disclosures related to information about compensation for each Company NEO that is based on or otherwise relates to the Transaction and will or may become payable by the Company. The executive compensation section of this Amendment should be read in conjunction with those sections of the Merger Proxy Statement.

Business Performance Highlights and Alignment with Compensation

Our full-year 2023 revenue and profit growth reflect a strategic focusing of the McGrath portfolio on Mobile Modular through the Vesta Modular acquisition and Adler Tank Rentals divestiture, which we announced on February 1, 2023. We also maintained a diligent focus on execution as we made the most of healthy market conditions across our Mobile Modular and Portable Storage business segments. We pursued our strategic growth focus on the modular segment with significant organic investment in new fleet, while optimizing pricing and improving fleet utilization. We also made progress with our modular growth initiatives for additional services and new equipment sales. The Company also entered into a Merger Agreement as further described in the Merger Proxy Statement.

The annual incentive bonus amounts in respect of 2023 for the executive officers were based on the Company's Adjusted EBITDA for corporate officers and division-specific Adjusted EBITDA for division officers (defined as the Company's net income before interest expense, provision for income taxes, depreciation, amortization, non-cash impairment costs, share-based compensation and transaction costs). Adjusted EBITDA accounted for 100% of the annual profitability bonus target in compensation plans for amounts paid out in 2023. The metric used to determine the achievement of long-term performance-based restricted stock units ("RSUs") granted during 2023 is the achievement of three-year Return on Invested Capital ("ROIC") and revenue growth targets. In addition, in an effort to retain key managers, attract new talent, and build an ownership mentality for executive officers, the Compensation Committee continued its practice in 2023 of granting a mix of time-based and performance-based RSUs. The time-based RSUs vest over three years, and performance-based RSUs vest at the end of a three-year performance period. This approach more closely aligns our equity compensation with our peer companies and common market practices.

Executive Compensation Program Design

The Compensation Committee has the responsibility for establishing, implementing, and continually monitoring the compensation of the Company's executive officers. The Compensation Committee oversees and approves the design of the executive compensation program to ensure that the total compensation paid to our executive officers is fair, reasonable, competitive, and aligned with the goals and objectives of the Company. For the fiscal year ended December 31, 2023, the principal components of compensation for executive officers were:

1. Annual base salary;

2. Non-equity annual performance-based incentive compensation ("Annual Cash Bonus") pursuant to the Non-Equity Performance-Based Incentive Plan (the "Cash Bonus Plan"); and

3. Long-term equity incentive compensation;

The Compensation Committee determined that these three elements, with a significant percentage of total compensation allocated to "at-risk" performance-based incentives, best align the interests of our executive officers with our shareholders and achieve our overall goals for executive compensation. The Annual Cash Bonus rewards achievement of annual incentive goals and the long-term equity incentive compensation rewards achievement of long-term growth in shareholder value and sustained financial health of the Company. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Compensation Committee reviews relevant market compensation data from its compensation consultant and other sources and uses its judgment to determine the appropriate level and mix of incentive compensation on an annual basis.

Elements of 2023 Executive Compensation Program

Compensation Element	Description	Program Features
Annual Base Salary	• Fixed component of annual cash compensation. • Influenced by competitive market pay trends and individual performance while considering each NEOs experience and scope of responsibilities.	• Offers McGrath NEOs a stable measure of certainty and predictability to meet ongoing living and financial commitments. • Ensures McGrath remains competitive with the market to ensure the Company attracts and retains top talent.
Annual Incentive Compensation ("Annual Cash Bonus")	• Variable compensation paid to NEOs subject to pre-established financial "Profitability Bonus" targets as well as individual "Personal Annual Priorities" performance. • Each NEO is granted a target award (as a percentage of the NEO's base salary) based upon job responsibilities, performance in role, and market competitiveness. • In 2023, the Profitability Bonus Plan metric was changed to a consistent metric of company Adjusted EBITDA for corporate officers and divisional Adjusted EBITDA for division VPs. In the prior year, pre-tax income was used for corporate officers and division EBIT was used for division VPs.	• In 2023 Adjusted EBITDA was the only metric in the "Profitability Bonus" portion of the program, weighted 75% of the total Annual Cash Bonus. Based on Adjusted EBITDA performance, payouts can range from 50% at threshold to 200% at maximum, with linear interpolation between performance levels. • The remaining 25% of the Annual Cash Bonus was dedicated to "Personal Annual Priorities" comprised of a maximum of four (4) items deemed to be the most critical priorities for each NEO for the year. Individual priorities payout opportunity is capped at 100% of target.
Long-Term Equity Incentives	• The Compensation Committee granted a mix of performance-based restricted stock units ("PSUs) and time-based RSUs in 2023 to retain key talent and build an ownership mentality for executive officers. • A target equity award is granted to each NEO commensurate with job responsibilities, market competitiveness, experience, and qualitative and quantitative performance factors. • PSUs utilize a multi-year performance period to link realized compensation to achievement of long-term financial performance. • In 2023, company wide ROIC and revenue achievement goals were used to measure performance achievement. RSUs align the executives with stockholder interests on increasing share value.	• In 2023 50% was granted in the form of PSUs with performance measured by achievement of three-year Company ROIC and revenue growth targets, each weighted equally, providing a balanced focus on both returns and growth over the three-year performance period. The PSUs cliff vest three years after grant, subject to continued service and achievement of the performance goals. • The remaining 50% was granted as time-based RSUs vesting in three equal annual installments over three years based on continued service. • We believe this provides a balanced focus on both returns and growth over the three-year performance period.

Executive Compensation Practices at a Glance

We strive to have compensation programs that serve to attract and retain our best people, align the interests of our employees with that of our shareholders by focusing incentive compensation on pay for performance, and at the same time assure good corporate governance. Over the years, always with a focus on enhancing long-term shareholder value, we have implemented many changes, including granting RSUs with longer-term targets, stock ownership guidelines, a compensation recoupment policy, a risk-hedging policy, change in control arrangements, limited perquisites, net settlement features in equity grants to reduce the effect of dilution, and setting realistic stretch targets specifically focused on our rental industry metrics.

What We Do	**What We Do Not Do**
Pay for Performance under Our Cash Bonus Plan: We link pay to performance and shareholder interests by establishing an annual cash bonus plan based on financial metrics and personal annual priorities established in advance by the CEO and/or the Compensation Committee.	**No "Single Trigger" Change of Control Severance Payments:** We generally do not have "single trigger" severance payments owing solely on account of the occurrence of a change of control event.
Performance-Based Long Term Incentive Compensation: 50% of the RSUs granted to our executive officers have performance-based vesting subject to goals associated with corporate or divisional ROIC performance. In 2023, we will also began using revenue as an additional measurement.	**No Guaranteed Bonuses:** We do not provide guaranteed minimum bonuses or uncapped incentives under our annual cash bonus plan.
Compensation Recoupment Policy: The policy may require an executive officer in the event of a financial restatement to reimburse the Company with respect to any incentive compensation (including cash and equity awards) received during the past three years.	**No Re-Pricing of Equity Awards:** Our equity plans prohibit repricing of equity awards without shareholder approval.
Capped Incentives under Our Annual Cash Bonus Plan: Bonuses under our annual cash bonus plan are capped for our executive officers — the cap is tied to their base salary for the relevant year, and in no case is it greater than 200% of their target bonus.	**No Special Perquisites or Retirement Benefits:** We do not provide special perquisites or retirement benefits to our executive officers that are not generally made available to all of our employees except that any executive officer employed with the Company for at least 10 years may remain on the Company's health insurance policy after retiring if he or she pays 100% of the premiums.
Equity Awards Vesting: Performance-based awards vest at the end of each three-year performance period. Time-based awards are subject to a three-year vesting schedule.	**No Tax Gross-Ups:** We do not provide tax gross-ups.
Stock Ownership and Holdback Guidelines: Our executive officers and directors are subject to stock ownership and holdback guidelines.	**No Hedging in Company Securities:** Our employees and directors are prohibited from engaging in any hedging transaction with respect to company equity securities.
Compensation Committee Independence and Experience: The Compensation Committee is comprised solely of independent directors who have extensive experience.	**No Pledging of Company Securities:** Our employees and directors are prohibited from engaging in any pledging transaction with respect to company equity securities.
Thorough Compensation Risk Assessment: The Compensation Committee regularly conducts a comprehensive risk assessment of the Company's executive compensation programs and practices every two years to ensure prudent risk management.	
Independent Compensation Advisor: The Compensation Committee utilizes its own independent advisor.	

The following sections describe all features of our executive compensation in more detail.

Compensation Philosophy and Objectives

The purpose of the Company's executive compensation program is to attract and retain exceptional managerial talent and to reward performance by establishing measurable objectives to drive future performance, thus aligning our executive officers' interests with those of our shareholders. We believe the most effective compensation program is one that is designed to reward the achievement of specific annual, long-term, and strategic goals of the Company. Our primary objective is to align our executive officers' interests with the interests of our shareholders by rewarding the achievement of established goals that contribute to increased long-term shareholder value. To that end, part of our executive officers' compensation is directly tied to identifiable, objective goals by which performance can be measured. In addition, in structuring our executive compensation program, we consider the compensation of our executive officers relative to the compensation paid to similarly situated executives of our peer group companies and the broader general market.

Advisory Vote on Executive Compensation

At the 2023 Annual Meeting, 96.7% of the shares of Common Stock present and entitled to vote on the advisory vote on the executive compensation proposal were in favor of our named executive officer compensation. The result of the 2023 vote was consistent with our record over the past five years of greater than 95% support for say-on-pay. The Board of Directors and Compensation Committee reviewed these final vote results and determined that, given the significant level of support, our executive compensation policies and decisions discussed in the "*Compensation Discussion and Analysis*" were appropriate to achieve our objectives.

Compensation Consultant and Peer Group Selection

The Compensation Committee periodically seeks input from its outside compensation consultant on a range of external market factors, including evolving compensation trends, appropriate peer companies, and market survey data. In 2023, the Compensation Committee retained Semler Brossy to conduct a review and analysis of our current compensation program to be considered by the Compensation Committee in establishing the compensation levels and severance guidelines for our non-employee directors and executive officers. After consideration of several factors relating to the independence of Semler Brossy, including those guidelines set forth in the NASDAQ listing standards, the Compensation Committee determined that Semler Brossy is independent.

In late 2023, Semler Brossy provided an analysis with relevant market data and alternatives to consider when making compensation decisions for our executive officers. The analysis compared each element of total compensation against a peer group of publicly traded companies and compensation survey data (the "Compensation Peer Group"). The Compensation Peer Group consisted of companies against which we compete for recruiting and retaining qualified line and staff executives and independent non-employee directors. In selecting the Compensation Peer Group, the Compensation Committee also sought to comply with best-practice parameters by including companies in a similar industry or geography and with similar financial metrics, such as revenue, market capitalization, and net income. The Compensation Committee generally reviews total compensation and considers it compared to the Compensation Peer Group.

Other factors were also taken into consideration when determining executive officer compensation levels, including:

1) Divisional size (revenues or earnings) contribution to Company-wide results relative to other divisions.

2) Divisional business complexity relative to other divisions of the Company.

3) Stature/experience/length of service of executive officer in role relative to market comparisons.

4) Geographic location of executive officer and relative market comparisons.

5) Definition and extent of responsibilities of executive officer role by the Company versus peer group sources.

6) Divisional leadership transition or new business initiatives.

7) Appropriate weighting or relativeness of different peer group sources.

8) Other factors the Compensation Committee may deem appropriate.

The companies comprising the 2023 Compensation Peer Group are as follows:

Air Transport Services Group, Inc.	Civeo Corporation	Cohu, Inc.
Form Factor, Inc.	GATX Corporation	H&E Equipment Service, Inc.
Harmonic, Inc.	Herc Holding Inc.	Montrose Environmental Group, Inc.
Triton International LTD	US Ecology, Inc.	Willis Lease Finance Corp.
WillScot Mobile Mini Holdings Corporation		

Process of Setting and Approving Executive Compensation; Role of Chief Executive Officer

The Compensation Committee approves annual compensation levels and equity awards to all of our executive officers. The process is described below:

The five steps below describe the process of setting and approving executive compensation and the role of the Chief Executive Officer in a typical year.

1. The Compensation Committee reviews the independent compensation consultant's analysis to evaluate for each executive officer (1) a target total compensation amount; (2) the appropriate allocation of base salary, annual bonus, and long-term equity incentive compensation; (3) the risk that any compensation element could have an adverse impact on the Company; and (4) if there should be any change to the forms of compensation to better align our executive officer's interests with those of our shareholders.

2. For the Chief Executive Officer, the allocation of base salary, annual bonus, and long-term equity incentive compensation and the applicable performance target levels are determined by the Compensation Committee, in consultation with the Chairman of the Board of Directors and separately with all of the independent directors. The Chief Executive Officer has no role in setting his compensation.

3. For each of the other executive officers, the Chief Executive Officer recommends the allocation of base salaries, annual bonuses, and long-term equity incentive compensation and the applicable performance target levels. These recommendations are presented to the Compensation Committee for the Compensation Committee's consideration and, if appropriate, approval.

4. Shortly after the end of the fiscal year, the Chief Executive Officer reviews the performance of each executive officer (other than himself) against his or her established personal objectives for the year and general management responsibilities and then determines the achievement level attained.

5. At the end of the fiscal year, the Compensation Committee reviews the Chief Executive Officer's performance. The Compensation Committee then determines, based on the market data and the Chief Executive Officer's performance, and after consultation with the Chairman of the Board of Directors and separately with all independent directors, the compensation of the Chief Executive Officer.

2023 Annual Base Salary

The table below sets forth the annual base salary of each of our named executive officers in 2022 and 2023. Based on the performance results of 2022, the outlook for the Company in 2023, the updated analysis conducted by the Compensation Committee's compensation consultant, and Mr. Hanna's input for the named executive officers other than himself, the Compensation Committee considered and approved the increased base salaries due to merit adjustments for the named executive officers in 2023 as shown in the table below.

Name	2022 Base Salary	2023 Base Salary
Joseph F. Hanna(1)	$700,000	$800,000
Keith E. Pratt	$480,000	$500,000
Philip B. Hawkins	$350,000	$380,000
Gilda Malek(2)	$ —	$400,000
Kristina Van Trease	$316,000	$330,000

(1) Mr. Hanna's salary was adjusted in 2023 to ensure alignment with pay levels at the Company's compensation peer group.

(2) Ms. Malek was hired on March 21, 2023 and therefore does not have a base salary to report for 2022. For 2023, Ms. Malek's salary was prorated based on her annual base salary of $400,000.

2023 Non-Equity Performance-Based Incentive Compensation

The 2023 Cash Bonus Plan is comprised of two components. The first component compensates the executive officer for his or her efforts leading to the Company's success at meeting its annual profitability goals. Annual profitability goals are measured by Adjusted EBITDA for corporate executive officers (Messrs. Hanna and Pratt and Mses. Malek and Van Trease) and for division executive officers (Mr. Hawkins). The second component measures the executive officer's success at accomplishing his or her personal annual priorities. These two components are used to ensure an emphasis on annual profitability and to define each executive officer's specific role with measurable goals to achieve annual and long-term increases in shareholder value. For each of our NEOs, the profitability component is weighted 75% and the personal annual priorities component is weighted 25%.

Component 1—Profitability:

The profitability goal for the corporate NEOs, Messrs. Hanna and Pratt and Mses. Malek and Van Trease, is based 100% on the Company's Adjusted EBITDA. For the division NEO, Mr. Hawkins, his profitability goal is also based 100% on Adjusted EBITDA for his division.

Adjusted EBITDA is calculated from results reported on the Company's income statement, excluding one-time acquisition-related transaction costs disclosed by the Company in its annual and quarterly reports. For a reconciliation of Adjusted EBITDA to the comparable GAAP measure, please reference the Original Annual Report.

We use a collaborative process between our Chief Executive Officer, Chief Financial Officer, and other executive officers to determine the annual profitability goal for each of the executive officers of the Company. The goals are then recommended to the Compensation Committee. The Compensation Committee then reviews each executive officer's compensation history and performance before determining final levels for profitability goals.

The annual profitability goals for each division and the Company are established at the beginning of each fiscal year based upon a "realistic stretch" philosophy. The Company's management determines the potential annual financial performance for each division and the Company based on its outlook for the opportunity levels in the markets in which it operates, strategic and tactical initiatives, and other key factors and special circumstances, applying a "realistic stretch" view to what potentially can be accomplished. We expect that although it would take a significant amount of effort on the part of each individual, 100% of the target annual profitability level can be achieved for the year. We assume any amount in excess of the target annual profitability goal would be difficult to achieve without extraordinary effort or the occurrence of significant and unforeseen changes in the competitive landscape. Each executive officer has a designated percentage of base salary for the calendar year that can be earned for achieving 100% of his or her respective annual profitability goal. For 2023, based on input from Semler Brossy, and consistent with common practices in the market, the threshold for the 2023 Cash Bonus Plan is such that 90% achievement will result in 50% bonus eligibility. Achievement below 90% results in zero payout. At 110% achievement, the plan pays a maximum of two times the bonus target for profitability. Achievement and resulting bonus payouts for performance between Threshold and Target, and for performance between Target and Maximum, are determined based on straight-line interpolation.

	% of Goal Achieved	% of Bonus Earned
Below	< 90%	0
Threshold	90%	50%
Target	100%	100%
Maximum	110%	200%

Component 2—Personal Annual Priorities:

The second component for the Cash Bonus Plan measures each executive officer's success at accomplishing his or her personal annual priorities. Final determination of the personal annual priorities for each executive officer rests with the Chief Executive Officer (other than the personal annual priorities of the Chief Executive Officer, which are determined by the Compensation Committee, after consultation with the Chairman of the Board of Directors and separately with all independent directors). These personal annual priorities are measured periodically throughout the year and paid annually, using a collaborative process between the Chief Executive Officer or the Executive Vice President and each executive officer. The personal annual priorities generally are comprised of a maximum of four (4) items deemed to be the most critical priorities that require action to be taken for the current evaluation period. Each priority is weighted according to (1) the critical nature of the priority relative to other priorities; and (2) the amount of time and effort involved in accomplishing the priority relative to other priorities.

Listed below under *"2023 Cash Bonus Plan Percentages"* is a schedule identifying each NEO and the percentage amounts of base salary for calendar year 2023 that could have been earned under this component for achieving a 100% rating for all personal priorities. Each personal annual priority goal represents a challenge and complete success is not always solely in the control of the executive officer. There are factors that may affect the outcome, including changes in market conditions and unanticipated variables. Each personal annual priority is measured and the overall weighted average of achievement for all personal annual priorities is multiplied by the total percentage of base salary allotted to personal annual priorities available to each executive officer. The Compensation Committee annually uses its discretion to allocate specific percentages of profitability and personal annual priorities for each executive officer.

2023 Cash Bonus Plan Percentages:

Based on each named executive officer's performance results in 2022, the outlook for the Company in 2023, and Mr. Hanna's input for executive officers other than himself, the Compensation Committee considered and approved the Cash Bonus Plan percentages for the profitability goal and the personal annual priorities components in 2023 for the NEOs as shown in the table below (which includes percentages applicable if the target is met for each goal, as well as the maximum percentages applicable if the target is exceeded for each goal).

Name	2023 Base	Target bonus as % of Base	2023 Target Bonus $	Adjusted EBITDA(1) Wt.	% Earned	Payout $	Individual Component(2) Wt.	% Earned	Payout $	Total Payout $	Total Payout as % of Target
Joseph F. Hanna	$800,000	100.0%	$800,000	75.0%	156.4%	$938,400	25.0%	96.1%	$192,200	$1,130,600	141.3%
Keith E. Pratt	$500,000	60.0%	$300,000	75.0%	156.4%	$351,900	25.0%	100.0%	$ 75,000	$ 426,900	142.3%
Philip B. Hawkins	$380,000	60.0%	$228,000	75.0%	180.0%	$307,800	25.0%	97.8%	$ 55,746	$ 363,546	159.5%
Gilda Malek	$400,000	50.0%	$200,000	75.0%	156.4%	$183,824	25.0%	127.6%	$ 50,000	$ 233,824	149.20%
Kristina Van Trease	$330,000	60.0%	$198,000	75.0%	156.4%	$232,254	25.0%	100.0%	$ 49,500	$ 281,754	142.3%

(1) Maximum payout for Adjusted EBITDA is 200% of target.
(2) Maximum payout for Individual Component is 100% of target.

Under the terms of the 2023 Cash Bonus Plan, in the event of a named executive officer's termination by the Company without cause or a resignation for good reason, which occurs prior to the end of the fiscal year, the bonus will be prorated based on the number of days such named executive officer was employed prior to such termination for the year of termination, with the bonus amount calculated as follows: (i) for the profitability component, the target bonus amount, and (ii) for the priorities component, full satisfaction of the specified priorities. In the event of a change of control, the bonus will be prorated based on the number of days the named executive officer was employed prior to the change of control, with the bonus amount calculated as follows: (i) for the profitability component, the target bonus amount, and (ii) for the priorities component, full satisfaction of the specified priorities. As discussed in the Merger Proxy, if the Transaction closes during the middle of a plan year and an NEO's employment is terminated without cause or an NEO resigns for good reason in connection with the closing of the Transaction, then such NEO would be entitled to a pro-rated annual bonus for the year of termination.

2023 Goals and Results:

With respect to annual profitability goals:

- Messrs. Hanna and Pratt and Mses. Malek and Van Trease's Company profitability goal for Adjusted EBITDA was $304,797,000, and results achieved were $321,974,000, or 105.64% of plan, resulting in a 156.40% payout for this incentive compensation component.

- Mr. Hawkins had division-specific profitability goal for Adjusted EBITDA of $165,669,000. Results achieved were $191,990,000, or 115.89% of plan, resulting in a 200% payout for this incentive compensation component.

With respect to personal annual priorities goals:

- Mr. Hanna achieved 96.1% of his 2023 personal annual priorities goals, consisting of implementing and executing on the Company's growth strategy, supporting the growth of the key Mobile Modular strategic initiatives, land optimization, and execution of our M&A strategy.

- Mr. Pratt achieved 100% of his 2023 personal annual priorities goals, consisting of supporting the Company's growth strategy, maximizing shareholder value, supporting initiatives to maximize the benefits from the Vesta acquisition, and supporting the development of additional organizational strengths and capabilities.

- Mr. Hawkins achieved 97.8% of his 2023 personal annual priorities goals, consisting of executing the Company's core business initiatives, delivery of strategic initiatives, and successful closing and integration of the Company's acquisition of Vesta Modular.

- Ms. Malek achieved 100% of her 2023 personal annual priorities goals, consisting of Corporate Secretary responsibilities, enhancements of risk management framework, improved safety performance, oversight of corporate legal matters, and other organizational excellence initiatives.

- Ms. Van Trease achieved 100% of her 2023 personal annual priorities goals, consisting of M&A activities for 2023, land optimization, and support efforts that optimize the Company's core performance.

The Annual Bonus amounts under the Cash Bonus Plan paid to each of the named executive officers are also listed in column (g) in the *"Summary Compensation Table"* in this Amendment.

Long-Term Incentive Compensation

2023 Long-Term Equity Incentives

- The Company's long-term incentive program encourages a long-term focus through the use of equity compensation, the value of which is dependent on the Company's long-term financial performance as well as the performance of our common stock.

- Each Company executive is granted a target value of long-term equity incentives, which is divided between two forms of equity vehicles. The numbers of shares granted to each NEO is equal to the target value of each vehicle divided by the closing share price of our common stock on the date of grant of ($104.26 on February 24, 2023).

- In 2023, Company executives were awarded performance based restricted stock units ("PSUs") and time-based restricted stock units ("RSUs")

- Approximately half of the executive's long-term awards are in the form of PSUs contingent on the performance of three-year ROIC and revenue targets, emphasizing long-term financial performance.

- The remaining half, consisting of time-based RSUs, support the retention of our management team and reward executives for sustained share price appreciation.



Note: Mr. Hanna, our CEO, received 63% of his equity in 2023 in the form of PSUs, with the remaining 37% in the form of time-based RSUs, placing a majority of his equity compensation "at-risk". Ms. Malek was hired on March 21, 2023, and was granted RSUs on March 31, 2023, with a grant date fair value of $400,300. She did not receive any PSUs in 2023.

2023 Long-Term Incentive Compensation Equity Grants

		Performance-Vested RSUs			Time-Vested RSUs		
Name	**Target LTI $**	**% of Target LTI**	**# of Units Granted**	**$ Value**	**% of Target LTI**	**# of Units Granted**	**$ Value**
Joseph F. Hanna	$2,700,000	63%	16,310	$1,700,000	37%	9,590	$1,000,000
Keith E. Pratt	$ 750,000	50%	3,600	$ 375,000	50%	3,600	$ 375,000
Philip B. Hawkins	$ 410,000	50%	1,970	$ 205,000	50%	1,970	$ 205,000
Gilda Malek(1)	$ 400,000	—	—	—	100%	4,290	$ 400,000
Kristina Van Trease	$ 320,000	50%	1,530	$ 160,000	50%	1,530	$ 160,000

(1) Ms. Malek was hired in 2023. The target LTI dollar value and grants shown in the table above reflect the value of her new hire award. Ms. Malek's annualized target LTI was $400,000.

Performance-Based Restricted Stock Units ("PSUs"):

PSUs granted in 2023 are earned based upon achievement of a three-year corporate ROIC target (for corporate executive officers; division specific ROIC targets for divisional executive officers) and a revenue target, each weighed equally. Having each divisional officer's performance tied directly to his or her respective division's performance allows for that officer to be measured with diminished influence, positive or negative, of any other division's performance. With respect to the ROIC and revenue targets, the awards have a 50% payout for threshold achievement, 100% payouts for target achievement and 200% payouts for maximum achievement, with linear interpolation between performance levels. If performance is below threshold, no payout is delivered. The PSUs cliff vest following the completion of the three-year performance period, subject to continued service and achievement of the performance goals.

Restricted Stock Units ("RSUs"):

The 2023 time-based RSUs vest in three annual installments over three years based on the continued service of the executive.

2021-2023 PSU Achievement

Name	2021-2023 Actual Performance	2021-2023 Target PSUs	2021-2023 PSUs Earned
Joseph F. Hanna	200%	8,020	16,040
Keith E. Pratt	200%	3,050	6,100
Philip B. Hawkins	200%	1,920	3,840
Gilda Malek(1)	—	—	—
Kristina Van Trease(2)	—	—	—

(1) Ms. Malek was hired on March 21, 2023 and did not receive 2021 PSUs.
(2) Ms. Van Trease's 2021 PSU awards were forfeited as a result of the Adler Tank Rentals divestiture on February 1, 2023.

Executive Officer Stock Ownership and Stock Holdback Guidelines

The Board of Directors believes that, in order to better align the interests of management and shareholders, executive officers should have a significant financial (equity) stake in the Company. Each executive officer has a target level of Company Common Stock value to achieve within seven (7) years of his or her date of hire. The target level of Common Stock value to be achieved is a multiple of each executive officer's base salary. The multiples of executive officer base salary are four (4) times for the Chief Executive Officer and two (2) times for all other executive officer positions. In evaluating whether the Common Stock value ownership guideline has been met, all shares of Common Stock owned, in the McGrath RentCorp Employee Stock Ownership and 401(k) Plan ("KSOP") shares and 50% of the value (market price less strike price) of all vested unexercised stock options are considered. The Board of Directors evaluates whether exceptions should be made for any executive officer on whom this requirement would impose a financial hardship.

It is the Company's policy that each executive officer has a 10% holdback provision for RSU equity grant settlements to facilitate earlier achievement of stock ownership under the Company's stock ownership guidelines.

Equity Granting Policy

In 2007, the Board of Directors adopted an equity granting methodology whereby there is one annual equity grant date, which is the date when the blackout window opens after the year-end earnings are released. All designated non-employee directors, executive officers, and key employees are eligible to receive an equity grant on the annual equity grant date with an exercise price (for stock options or SARs) or grant price (for RSUs), equal to the NASDAQ Stock Market close price on that day. The Board of Directors may authorize the Chief Executive Officer an additional allotment of options or shares to be granted at his discretion to new hires and promotion candidates, other than executive officers, over the course of a given time frame, with the grant date and exercise or grant price based on the last trading day of each month of the employment event. This allotment is not available to executive officers, as all grants to executive officers must be made by the Compensation Committee.

Compensation Recoupment Policy

In 2011, the Board of Directors adopted a Compensation Recoupment Policy that applies to executive officers if the Company is required to restate its financial statements. The Board believes it is desirable and in the best interests of the Company and its shareholders to maintain and enhance a culture that is focused on integrity and accountability and believes that this policy discourages conduct detrimental to the Company's sustained growth. In 2023, the Board of Directors adopted the Company's Amended and Restated Compensation Recoupment Policy (the "Policy") in accordance with the NASDAQ Stock Market listing standards and Rule 10D-1 under the Exchange Act. The Policy requires any current or former executive officer, in the event of a financial restatement, to reimburse the Company with respect to any incentive compensation (including cash and equity awards) received during the past three years that is in excess of that which would have been received if such compensation had been based upon the financial statements as so restated. The Policy is posted on our website at www.mgrc.com under the Investors/Corporate Governance section.

Risk-Hedging Policies

Pursuant to the Company's Insider Trading and Blackout Policy, officers and directors of the Company are prohibited from engaging in short-term or speculative securities transactions with respect to the Company's Common Stock. These prohibited transactions can have the effect of reducing or canceling the risk of an investment in the Common Stock, particularly in the short-term. These prohibited transactions may create the appearance that the executives are trading on inside information. Additionally, certain forms of hedging or monetization transactions allow a shareholder to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock.

These transactions allow the holder to continue to own the covered securities but without full risks and rewards of ownership. Therefore, Company personnel are also specifically prohibited from engaging in short sales, hedging transactions, buying or selling puts or calls, buying any of the Company's securities on margin, pledging transactions, and engaging in derivative transactions related to the Company's securities (such as exchange-traded options). The Company's Insider Trading Policy further provides that Company personnel who purchase or sell Company securities in the open market may not correspondingly sell or purchase any Company securities of the same class during the six months following the purchase. The Insider Trading Policy is posted on our website at www.mgrc.com under the Investors/Corporate Governance section.

Perquisites and Other Personal Benefits

Executive officers are entitled to and eligible only for the same fringe benefits for which all of our employees are eligible. We do not have programs in place to provide personal perquisites for any employee. Our healthcare and other insurance programs, including the programs' participation costs, are the same for all eligible employees, except that any executive officer employed with the Company for at least 10 years may remain on the Company's health insurance policy after retiring from the Company, provided that such executive officer pays 100% of the premiums. Our annual matching contributions to the Company's Employee Stock Ownership and 401(k) Plan ("KSOP"), expressed as a percentage of eligible wages, up to a stated percentage of eligible wages (and any discretionary contributions that we may make to the KSOP, expressed as a percentage of eligible wages), are also the same for all eligible employees, including each named executive officer, subject to all applicable Internal Revenue Service contribution limits and formulas for plans of these types.

Change in Control Arrangements

The Merger Proxy Statement contains certain disclosures related to information about compensation including change in control arrangements for each Company NEO that is based on or otherwise relates to the Transaction and will or may become payable by the Company. This section should be read in conjunction with those sections of the Merger Proxy Statement.

The Company maintains a "Change in Control Severance Plan" for our CEO and CFO. The Change in Control Severance Plan as approved in 2013, contained an initial two-year term with no automatic renewal, though the Board of Directors and the Compensation Committee has renewed it since that time and most recently made changes to the Plan in February 2022. The Compensation Committee adopted the Change in Control Severance Plan to help ensure appropriate behavior by individuals in key management roles in evaluating, presenting, and acting upon change in control opportunities involving the Company that may arise. The Compensation Committee believes that maintaining this Change in Control Severance Plan is in the best interests of shareholders in helping to ensure (a) the individuals in those management roles most likely to influence a change in control opportunity are appropriately incentivized to act in the best interests of shareholders; (b) continuity of management before and during an impending transaction, or the need for continuity in management after a change in control; and (c) the Company's continuing ability to attract talented senior management members, as well as to avoid executives departing due to limited or no remuneration protections in the event of a change in control transaction. Further, the Compensation Committee believes that stable corporate leadership exhibiting the desired management behaviors is imperative for shareholders to be in a position to realize a favorable premium in the potential sale of the Company.

Under the Change in Control Severance Plan, each of Messrs. Hanna and Pratt is entitled to severance payments and termination benefits upon a termination of their employment that is a qualifying termination under the Change in Control Severance Plan. Under the Change in Control Severance Plan, if Messrs. Hanna's or Pratt's employment is terminated without cause or for good reason within 12 months following a change in control, subject to a release of claims, they are entitled to: (i) two times annual base salary; (ii) two times target bonus for the year of termination; (c) medical benefits under COBRA for up to 24 months for Mr. Hanna and 12 months for Mr. Pratt; (d) outplacement assistance in accordance with the applicable McGrath policies and guidelines in effect immediately prior to termination of employment; and (e) full acceleration and vesting of any and all equity awards. The Change in Control Severance Plan does not provide for a tax gross-up.

As discussed in the Merger Proxy Statement, the Merger Agreement provides that WillScot Mobile Mini will honor the Change in Control Severance Plan in accordance with its terms.

Involuntary Termination Severance Plan for Officers

The Compensation Committee established a formal Involuntary Termination Severance Plan for Officers (the "Severance Plan") to address involuntary termination severance eligibility and payments for executive officer-level positions. The Compensation Committee believes that maintaining this Severance Plan is in the best interests of shareholders in helping to ensure the Company's continuing ability to attract and retain talented senior executives. For the fiscal year ended December 31, 2023, all of our NEOs have been selected by the Compensation Committee to be covered by the Severance Plan.

Under the Severance Plan, upon a termination by the Company without cause prior to a change in control or after 12 months following a change in control, subject to a release of claims, our NEOs are entitled to the following severance benefits: (a) for Messrs. Hanna and Pratt, a severance payment of up to the equivalent of 12 months of base salary, and for other NEOs, a severance payment of up to the equivalent of 6 months of base salary, (b) medical benefits under COBRA for up to 12 months, and (c) outplacement assistance in accordance with the applicable Company policies and guidelines in effect immediately prior to termination of employment. In the cases of Messrs. Hanna and Pratt, if they are eligible to receive severance benefits under the Change in Control Severance Plan, they would not also be eligible to receive severance benefits under the Severance Plan, but would instead receive the benefits described under Change in Control Severance Plan above.

Under the Severance Plan, upon a termination by the Company without cause or a resignation for good reason within 12 months after a change in control, subject to a release of claims, each NEO other than Messrs. Hanna and Pratt are entitled to receive (a) a severance payment of up to the equivalent of 6 months of base salary, (b) medical benefits under COBRA for up to 12 months, (c) full acceleration and vesting of any and all equity awards, and (d) outplacement assistance in accordance with the applicable Company policies and guidelines in effect immediately prior to termination of employment. The Severance Plan does not provide for a tax gross-up.

As discussed in the Merger Proxy Statement, the Merger Agreement provides that WillScot Mobile Mini will honor the Involuntary Termination Severance Plan in accordance with its terms. Subsequent to the execution of the Merger Agreement, WillScot Mobile Mini made commitments to the Company's NEOs other than Mr. Hanna and Mr. Pratt in the form of two separate notification letters each dated March 4, 2024 and, in the case of Ms. Malek only, a third notification letter dated March 25, 2024 (together, the "Notification Letters") that notify the NEOs that WillScot Mobile Mini anticipates continuing the individual's employment following the Transaction close through at least March 31, 2025. The Notification Letters further provide that the NEOs who receives the letters will be eligible to receive a one-time grant of WillScot Mobile Mini performance-based restricted stock units ("WillScot PSUs") in the amount of $250,000 (for Ms. Van Trease and Mr. Hawkins) or $150,000 (for Ms. Malek) to be issued under the WillScot Mobile Mini Holdings Corp 2020 Incentive Award Plan, subject to the approval of the Compensation Committee of the Board of Directors of WillScot Mobile Mini, which WillScot PSUs will vest based on the achievement of certain performance criteria (which criteria is not stated in the letter) over a three-year period. The Notification Letters further state that if the NEO's employment is terminated without cause within one year following the Transaction close, then all unvested WillScot PSUs will vest at target performance level. The Notification Letters further state that each NEO will receive, as part of his or her severance package, 12 months of base salary rather than 6 months of base salary, in the event of a qualifying termination within the first year following the closing of the transaction.

In addition, the Company's annual cash bonus plan for executive officers generally provides that upon such executive officer's termination of employment without cause or resignation for good reason, which occurs prior to the end of the plan term, such executive officer would receive a pro-rated bonus based on the number of days of employment prior to such termination for the plan year, with the bonus amount calculated based on full satisfaction of the target components under the plan. If an executive officer's employment is terminated without cause or an executive officer resigns for good reason in the middle of a plan year, such executive officer would be entitled to a pro-rated annual bonus for the year of termination.

Acceleration Under Equity Plans

The Company's existing equity compensation plans provide for full acceleration of equity awards upon a qualifying termination after a change in control for all employees of the Company.

The Company's existing equity compensation plans also provide for full acceleration of equity awards in the event that the equity awards are not assumed or replaced in a change in control situation. In addition, pursuant to the terms of the award agreements, in the event that a change in control occurs before the applicable performance result is determined, all outstanding 2023 PSUs will become vested, assuming achievement of target performance, on a pro-rated basis based on the date of such change in control.

In addition, the covered employee shall enjoy any additional rights provided under the terms of an equity compensation award, including but not limited to the terms of the Company's 2016 Stock Incentive Plan, 2007 Stock Incentive Plan, or any other Company equity plan. The Compensation Committee believes that providing this vesting acceleration assists us in attracting and retaining key employees, including our executives, and promotes stability and continuity of our key employees, which we believe is in the best interests of our shareholders. For details, see "*Potential Payments upon Termination or Change in Control*" in this Amendment.

As described in the Merger Proxy Statement, the Merger Agreement specifies the treatment of the Company's outstanding equity awards in connection with the First-Step Merger, which will be treated as follows at the Effective Time as defined in the Merger Agreement:

(i)   WillScot Mobile Mini will assume the Company's 2016 Stock Incentive Plan and the Company's 2007 Stock Incentive Plan;

(ii) each stock appreciation award covering shares of Company Common Stock (a "Company SAR") that is outstanding, vested and unexercised as of immediately prior to the Effective Time will be cancelled and converted into a right to receive a cash payment equal to the excess of the Per Share Cash Consideration over the applicable exercise price per share of such Company SAR;

(iii) each restricted stock unit award covering shares of Company Common Stock (a "Company RSU Award") that is outstanding and unvested as of immediately prior to the Effective Time will be assumed by Parent (each, a "Substitute RSU Award"), with each Substitute RSU Award being subject to the same terms and conditions as applied to the Company RSU Award immediately prior to the Effective Time, except that the number of shares of Parent Common Stock subject to each Substitute RSU Award will be equal to (A) the number of shares of Company Common Stock subject to the Company RSU Award immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio (with the resulting number rounded up to the nearest whole share);

(iv) each Company RSU Award that is outstanding and vested as of immediately prior to the Effective Time (taking into account any acceleration or vesting as a result of the consummation of the Integrated Mergers), will be cancelled and converted into a right to receive the Merger Consideration, with 60% of the shares of Company Common Stock underlying such Company RSU Award converted into Per Share Cash Consideration and 40% of the Company Common Stock underlying such Company RSU Award converted into Per Share Stock Consideration;

(v) each outstanding performance-based restricted stock unit award covering shares of Company Common Stock (a "Company PSU Award") granted during the 2022 calendar year will accelerate and be cancelled and converted into a right to receive the Merger Consideration, with such conversion based on the number of restricted stock units deemed earned based on the Board's good faith best estimate of projected actual performance through the end of the performance period (the "Deemed Earned Units") and 60% of the Deemed Earned Units converted into Per Share Cash Consideration and 40% of the Deemed Earned Units converted into Per Share Stock Consideration; and

(vi) each Company PSU Award granted during the 2023 calendar year will accelerate and be cancelled and converted into a right to receive the Merger Consideration, with such conversion based on the number of restricted stock units that would vest if target performance was achieved and pro-rated based on the number of days elapsed between the grant date and the Effective Time and 60% of the vesting restricted stock units converted into Per Share Cash Consideration and 40% of the vesting restricted stock units converted into Per Share Stock Consideration.

As described in the Merger Proxy Statement, under the Company's 2016 Stock Incentive Plan and 2007 Stock Incentive Plan, the Substitute RSU Awards are subject to full accelerated vesting if the holder's employment or service is terminated by WillScot Mobile Mini without cause within 12 months after the First-Step Merger.

Tax and Accounting Implications

Deductibility of Executive Compensation

Section 162(m) of the Code generally limits our corporate tax deduction for compensation paid to certain executive officers to $1 million per year. Prior to December 22, 2017, when the Tax Cuts and Jobs Act of 2017 ("TCJA") was signed into law, this limitation did not apply to compensation that qualified as "performance-based" compensation under Section 162(m) of the Code. Under the TCJA, this "performance-based" exception was repealed for taxable years beginning after December 31, 2017, except with respect to certain "grandfathered" compensation.

The Compensation Committee intends to maximize our ability to deduct executive compensation for tax purposes to the extent structuring our executive compensation for tax purposes is in alignment with our compensation philosophy. The Compensation Committee nonetheless reserves the right to use its judgment to authorize compensation payments that may not be deductible when the committee believes that such payments are appropriate and in the best interests of our shareholders, after taking into account changing business conditions or the executive officer's performance.

Accounting for Stock-Based Compensation

We accrue our named executive officers' salaries and incentive awards as an expense when earned. For our stock-based compensation, the Financial Accounting Standards Board's Accounting Standards Codification Topic 718, *Compensation—Stock Compensation* ("ASC 718"), requires us to recognize compensation expense within our income statement for all share-based payment arrangements, which includes employee stock option plans. The expense is based on the grant-date fair value of the equity award granted and is recognized ratably over the requisite service period. The Compensation Committee considers the expense of equity awards as part of its overall evaluation of our equity compensation program.

Compensation Policies and Practices and Risk Management

The Compensation Committee considers potential risks when reviewing and approving the compensation programs for our executive officers and other employees. We have designed our compensation programs, including our incentive compensation plans, with specific features to address potential risks while rewarding employees for achieving long-term financial and strategic objectives through prudent business judgment and appropriate risk-taking. The following elements have been incorporated in our programs available for our executive officers:

- A Balanced Mix of Compensation Components—The target compensation mix for our executive officers is composed of base salary, annual cash bonus incentives, and long-term equity awards.

- Multiple Performance Factors—Our incentive compensation plans use both company-wide metrics and individual annual priorities, which encourage a focus on the achievement of objectives for the overall benefit of the Company.

- Different Performance Metrics—We generally use different performance metrics between our cash bonus and performance RSU programs, providing a balance and mitigating against the potential for undue risk in meeting a single goal.

- Realistic Performance Goals—Financial performance goals in our performance-based incentive plans are set at levels that are intended to be attainable without the need to take inappropriate risks.

- Capped Incentive Awards—Payouts for both the annual cash bonus incentive awards and our performance RSUs are capped for our executive officers.

- Stock Ownership Guidelines—Our stock ownership guidelines align the interests of our executive officers with preservation and appreciation of stockholder value over time.

- Multi-Year Vesting—Equity awards vest over multiple years, requiring long-term commitment on the part of employees.

- Competitive Positioning—The Compensation Committee considers our executive compensation program structure and levels relative to our peers. The Compensation Committee generally targets total compensation to be in a market competitive range relative to our peer group and compensation survey data.

- Corporate Governance Programs—We have implemented corporate governance guidelines, a code of conduct, a compensation recoupment policy, and other corporate governance measures and internal controls.

The Compensation Committee also reviews the key design elements of our compensation programs in relation to industry practices, as well as the means by which any potential risks may be mitigated, such as through our internal controls and oversight by management and the board. As a result of this review, the Compensation Committee concluded that, based on a combination of factors, our compensation policies and practices do not incentivize excessive risk-taking that could have a material adverse effect on the Company.

Compensation Committee Report

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, that might incorporate future filings, including this Amendment, with the SEC, in whole or in part, the following report shall not be deemed to be incorporated by reference into any such filings, nor shall the following report be deemed to be incorporated by reference into any future filings under the Securities Act or the Exchange Act, unless specifically stated to be incorporated by reference therein.

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Amendment.

Submitted by the Compensation Committee:

Kimberly A. Box, Chair
Nicolas C. Anderson
William J. Dawson
Elizabeth A. Fetter
Bradley M. Shuster

Summary Compensation Table

The following table provides summary information concerning the compensation earned during the fiscal years ended December 31, 2023, December 31, 2022, and December 31, 2021, by each of our named executive officers.

Summary Compensation Table(1)

(a) Name and Principal Position	(b) Year	(c) Salary ($)	(d) Bonus ($)	(e) Stock Awards ($)(2)	(f) Option Awards ($)(2)	(g) Non-Equity Incentive Plan Compensation ($)(3)	(h) Nonqualified Deferred Compensation Earnings ($)	(i) All Other Compensation ($)(4)	(j) Total ($)
Joseph F. Hanna	2023	$800,000	—	$2,700,334	—	$1,130,600	—	$140,964	$4,771,898
President and Chief	2022	$700,000	—	$1,350,376	—	$ 965,913	—	$104,878	$3,121,167
Executive Officer	2021	$663,344	—	$1,875,010	—	$ 580,509	—	$142,817	$3,261,680
Keith E. Pratt									
Executive Vice President,									
Chief Financial	2023	$500,000	—	$ 750,672	—	$ 426,900	—	$ 61,931	$1,739,503
Officer and Assistant	2022	$480,000	—	$ 524,876	—	$ 385,248	—	$ 43,993	$1,434,117
Corporate Secretary	2021	$465,619	—	$ 523,045	—	$ 256,742	—	$ 70,621	$1,316,027
Philip B. Hawkins									
Senior Vice President and									
Division	2023	$380,000	—	$ 410,784	—	$ 363,546	—	$ 43,613	$1,197,943
Manager, Mobile	2022	$350,000	—	$ 325,000	—	$ 209,167	—	$ 30,999	$ 915,166
Modular	2021	$317,723	—	$ 366,677	—	$ 165,180	—	$ 48,228	$ 897,808
Gilda Malek(5)									
Vice President, General									
Counsel	2023	$313,425	—	$ 400,300	—	$ 233,823	—	—	$ 947,548
and Corporate	2022	—	—	—	—	—	—	—	—
Secretary	2021	—	—	—	—	—	—	—	—
Kristina Van Trease	2023	$330,000	—	$ 479,596	—	$ 281,754	—	$ 23,650	$1,115,000
Senior Vice President,									
Chief Strategy	2022	$316,000	—	$ 255,126	—	$ 258,749	—	$ 27,518	$ 857,393
Officer	2021	$286,893	—	$ 228,082	—	$ 131,259	—	$ 27,586	$ 673,820

(1) Amounts disclosed in this and other tables may minimally vary from amounts presented within the CD&A narrative due to rounding to the nearest dollar for tabular purposes.

(2) The amounts in columns (e) and (f) reflect the aggregate grant date fair value amounts, in accordance with ASC the 718, of awards granted pursuant to the 2016 Plan. RSUs were granted to our NEOs on February 24, 2023, with a grant date fair value of $999,853 for Mr. Hanna; $375,336 for Mr. Pratt; $205,392 for Mr. Hawkins; and $320,078 for Ms. Van Trease. Ms. Malek was hired on March 21, 2023, and was granted RSUs on March 31, 2023, with a grant date fair value of $400,300. The grant date fair value of each RSU granted to the NEOs, except for Ms. Malek, is equal to the closing share price of our common stock on the date of grant of $104.26. The grant date fair value of the RSUs granted to Ms. Malek is equal to the closing share price of our common stock on the grant date of March 31, 2023, of $93.31. The PSUs were granted to our NEOs on February 24, 2023, with a grant date fair value of $1,700,481 for Mr. Hanna; $375,336 for Mr. Pratt; $205,392 for Mr. Hawkins; and $159,518 for Ms. Van Trease, based on target level of performance. Ms. Malek did not receive PSUs in 2023. If the maximum level of performance were achieved, each NEO would earn 200% of the target number of PSUs awarded. Based on the closing price of our common stock on the grant date, the maximum value of the PSUs awarded to each NEO is as follows: Mr. Hanna— $3,400,961; Mr. Pratt — $750,672; Mr. Hawkins — $410,784; and Ms. Van Trease — $319,036. Assumptions used in the calculation of these amounts are included in the notes of the Company's audited financial statements for the fiscal year ended December 31, 2023, included in the 2023 Annual Report. These amounts reflect the Company's accounting expense and do not correspond to the actual value that may be realized by the named executive officers.

(3) The amounts in column (g) reflect amounts earned by the named executive officers during the fiscal year ended December 31, 2023, and paid in 2024 pursuant to the Cash Bonus Plan. See "*Non-Equity Performance-Based Incentive Plan Compensation*" in this Amendment for additional detail.

(4)   The amounts in column (i) reflect the cash contributions allocated to each named executive officer pursuant to the provisions of the Company's Employee Stock Ownership and 401(k) Plan and dividend equivalent payouts for vested RSUs and PSUs that were not factored into the grant date fair values of such RSUs and PSUs. The table below details the amounts paid to each named executive officer.

(5)   Ms. Malek was hired by the Company effective March 21, 2023.

Name	Year	Employee Stock Ownership and 401(k) Plan Cash Contribution ($)	RSU and PSU Dividend Payments ($)	Total ($)
Joseph F. Hanna	2023	$13,200	$127,764	$140,964
	2022	$12,200	$ 92,678	$104,878
	2021	$11,600	$131,217	$142,817
Keith E. Pratt	2023	$13,200	$ 48,731	$ 61,931
	2022	$12,200	$ 31,793	$ 70,621
	2021	$11,600	$ 59,021	$ 73,929
Philip B. Hawkins	2023	$13,200	$ 30,413	$ 43,613
	2022	$12,200	$ 18,799	$ 30,999
	2021	$11,600	$ 36,628	$ 48,228
Gilda Malek	2023	—	—	—
	2022	—	—	—
	2021	—	—	—
Kristina Van Trease	2023	$13,200	$ 10,450	$ 23,650
	2022	$12,200	$ 15,318	$ 27,518
	2021	$11,600	$ 15,986	$ 27,586

2023 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Joseph F. Hanna		$500,000	$800,000	$1,400,000	—	—	—	—	—	—	—
	2/24/2023	—	—	—	8,155	16,310	32,620	9,590	—	—	$2,700,334
Keith E. Pratt		$187,500	$300,000	$ 525,000	—	—	—	—	—	—	—
	2/24/2023	—	—	—	1,800	3,600	7,200	3,600	—	—	$ 750,672
Philip B. Hawkins		$142,500	$228,000	$ 399,000	—	—	—	—	—	—	—
	2/24/2023	—	—	—	985	1970	3,940	1,970	—	—	$ 410,784
Gilda Malek		$125,000	$200,000	$ 350,000	—	—	—	—	—	—	—
	3/31/2023	—	—	—	—	—	—	4,290	—	—	$ 400,300
Kristina Van Trease		$123,750	$198,000	$ 346,500	—	—	—	—	—	—	—
	2/24/2023				765	1,530	3,060	1,530			
	2/24/2023	—	—	—				1,540	—	—	$ 479,596

(1) The amounts listed in these columns reflect the threshold, target and maximum amounts payable to the named executive officers pursuant to the Cash Bonus Plan. See "*Non-Equity Performance-Based Incentive Plan Compensation*" for additional detail. The threshold assumptions assume achieving 90% of the profitability target and no achievement of the personal annual priorities.

(2) Each named executive officer received a grant of PSUs which are subject to a performance-based vesting component at the end of a three-year performance period, except for Ms. Malek, who did not receive any performance-based RSUs for 2023. Unless earlier forfeited under the terms of the PSUs, each PSU vests and converts into no less than 50% and no more than 200% of one share of Common Stock. The PSUs vest 100% at the end of the three-year performance period if the performance goal is satisfied.

(3) On February 24, 2023, each named executive officer, except for Ms. Malek, who received her grant on March 31, 2023, received a grant of time-based RSUs that vest 33% on each anniversary of the grant date until fully vested. Each unit represents a right to receive one share of Common Stock or an amount equal to the fair market value of the Common Stock underlying the unit on the vesting date. Ms. Van Trease received an additional time-based RSU grant on February 24, 2023 of 1,540 shares to replace the February 25, 2021 PSU grant that was forfeited due to the sale of Adler Tank Rentals on February 1, 2023.

(4) The amounts listed in this column reflect the maximum amount payable to the named executive officers under the terms of the PSUs. Each PSU vests and converts into no less than 50% and no more than 200% of one share of the Company's common stock amounts payable to the named executive officers. The amounts in the table above reflect the probable performance outcome of a maximum payout of 200%. See "*Long-Term Incentive Compensation*" for additional detail.

2023 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Joseph F. Hanna	—	—	—	—	—	2,674(1)	$ 319,864	8,310(4)	$ 994,042
						16,040(2)	$1,918,705	16,310(6)	$1,951,002
						5,541(3)	$ 662,814		
						9,590(5)	$1,147,156		
Keith E. Pratt	—	—	—	—	—	1,017(1)	$ 121,654	3,230(4)	$ 386,373
						6,100(2)	$ 729,682	3,600(6)	$ 430,632
						2,154(3)	$ 257,661		
						3,600(5)	$ 430,632		
Philip B. Hawkins	—	—	—	—	—	641(1)	$ 76,676	2,000(4)	$ 239,240
						3,840(2)	$ 459,341	1,970(6)	$ 235,651
						1,334(3)	$ 159,573		
						1,970(5)	$ 235,651		
Gilda Malek	—	—	—	—	—	4,290(5)	$ 513,170	—	—
Kristina Van Trease	—	—	—	—	—	514(1)	$ 61,485	1,570(4)	$ 187,803
						1,047(3)	$ 125,242	1,530(6)	$ 183,019
						1,530(5)	$ 183,019		
						1,540(7)	$ 184,215		

(1) Represents RSUs granted on February 25, 2021, with 33% vesting on the first annual anniversary of the grant; 33% vesting on the second annual anniversary of the grant; and 34% vesting on the third annual anniversary of the grant. Each RSU represents a right to receive one share of common stock or an amount equal to the fair market value of the Company's common stock underlying the unit on the vesting date, with vesting dates of 2/25/22, 2/25/23, and 2/25/24.

(2) Represents PSUs granted on February 25, 2021, which have been earned at 200% of target as a result of achieving the performance conditions at maximum level during the three-year performance period ending on December 31, 2023, which PSUs remained subject to time-based vesting conditions and vested on February 25, 2024.

(3) Represents RSUs granted on February 25, 2022, with 33% vesting on the first annual anniversary of the grant; 33% vesting on the second annual anniversary of the grant; and 34% vesting on the third annual anniversary of the grant. Each RSU represents a right to receive one share of the Company's common stock or an amount equal to the fair market value of the Company's common stock underlying the unit on the vesting date, with vesting dates of 2/25/23, 2/25/24, and 2/25/25.

(4) Represents PSUs granted on February 25, 2022 that are subject to a performance-based vesting component at the end of a three-year performance period. Unless earlier forfeited under the terms of the PSUs, each PSU vests and converts into no less than 50% and no more than 200% of one share of the Company's common stock. The PSUs vest 100% at the end of the three-year performance period if the performance goal is satisfied, with a vesting date of 2/25/25.

(5) Represents RSUs granted on February 24, 2023, with 33% vesting on the first annual anniversary of the grant; 33% vesting on the second annual anniversary of the grant; and 34% vesting on the third annual anniversary of the grant. Each RSU represents a right to receive one share of the Company's common stock or an amount equal to the fair market value of the Company's common stock underlying the unit on the vesting date, with vesting dates of 2/24/24, 2/24/25, and 2/24/26. Except for Ms. Malek who received her RSU grant on March 31, 2023 with vesting dates of 3/31/24, 3/31/25, and 3/31/26.

(6) Represents PSUs granted on February 24, 2023 that are subject to a performance-based vesting component at the end of a three-year performance period. Unless earlier forfeited under the terms of the PSUs, each PSU vests and converts into no less than 50% and no more than 200% of one share of the Company's common stock. The PSUs vest 100% at the end of the three-year performance period if the performance goal is satisfied, with a vesting date of 2/24/26.

(7) Represents RSUs granted on February 24, 2023, 100% of which vest on the first annual anniversary of the grant. Each RSU represents a right to receive one share of the Company's common stock or an amount equal to the fair market value of the Company's common stock underlying the unit on the vesting date, with a vesting date of 2/24/24.

2023 OPTION EXERCISES AND STOCK VESTED

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Joseph F. Hanna	56,000	$3,721,760	22,268	$2,269,191
Keith E. Pratt	16,000	$1,058,880	7,160	$ 729,404
Philip B. Hawkins	5,280	$ 351,067	4,259	$ 433,991
Gilda Malek	—	$ —	—	$ —
Kristina Van Trease	5,845	$ 373,729	3,458	$ 352,317

(1) The "value realized on exercise" represents the number of shares of Common Stock acquired on exercise of the applicable option multiplied by the NASDAQ Stock Market close price of our Common Stock on the applicable date of exercise, less the number of shares of the Company's common stock acquired on exercise of the option multiplied by the exercise price of the option.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information regarding our equity compensation plans as of December 31, 2023:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	240	$34.57	1,123,946
Equity compensation plans not approved by security holders	—	$ —	—
Total	240	$34.57	1,123,946

Our 2016 Stock Incentive Plan was approved by shareholders and has been filed as an exhibit to our Annual Report on Form 10-K.

Potential Payments upon Termination or Change-in-Control

Pursuant to the terms of the 2023 PSU award agreements, in the event of a change in control, if such change in control occurs prior to the end of the three-year performance period, a prorated portion of the 2023 PSUs will vest assuming target performance is achieved, with the prorated portion determined based on the number of days elapsed between the grant date and the change in control. Assuming a change in control occurs on December 31, 2023, based on a closing NASDAQ Stock Market price of $119.62 per share on December 29, 2023, the value of the 2023 PSUs that each NEO would be entitled to is as follows: 4,617 shares or $552,328 for Mr. Hanna; 1,019 shares or $121,911 for Mr. Pratt; 557 shares or $66,712 for Mr. Hawkins; 433 shares or $51,812 for Ms. Van Trease; and $0 for Ms. Malek, who was hired on March 21, 2023 and was not granted PSUs in 2023. The acceleration and prorated vesting of a portion of the 2023 PSUs occurs on a change in control and is not contingent on an NEO's termination of employment.

Under the terms of our Cash Bonus Plan, the 2016 Stock Incentive Plan and related equity award agreements and KSOP, as well as our Change in Control Severance Plan and Involuntary Termination Severance Plan for Officers, payments may be made to each of our named executive officers upon his or her termination of employment or a change in control (as defined in each plan) of the Company. See "*Compensation Discussion and Analysis*" and "*Equity Compensation Plan Information*" for a description of, and an explanation of, the specific circumstances that would trigger payments under each plan, agreement, or policy.

The Merger Proxy Statement contains certain disclosures also related to information about potential payments upon a termination or change in control, including a table setting forth compensation that is based on an assumption that the Transaction occurs, and which materially differs from the information and payments detailed in the following table. The following table sets forth the estimated payments that would be made to each of our named executive officers upon voluntary termination, including termination for good reason, termination not for cause, termination for cause, termination in connection with a change in control, and termination due to death or permanent disability that is in no way related to the Transaction or the specific circumstances surrounding the Transaction. The payments would be made pursuant to the plans, agreements, or Company policies identified in preceding paragraph. The information set forth in the table below assumes the termination event occurred on December 31, 2023. This section should be read in conjunction with the section of the Merger Proxy Statement covering Potential Payments Upon Termination or Change-in-Control.

The actual amounts to be paid out can only be determined at the time of an executive's separation from the Company and may differ materially from the amounts set forth in the table below. The amounts set forth in the table below do not reflect the withholding of applicable state and federal taxes.

Name	Voluntary Resignation for Good Reason ($)	Involuntary Termination Without Cause (1) ($)	For Cause ($)	Termination Without Cause or Resignation for Good Reason & Change in Control (3) ($)	Retirement, Death, Permanent Disability, or Resignation Without Good Reason ($)
Joseph F. Hanna					
Non-Equity Incentive Plan	800,000	800,000	0	800,000	0
Accelerated Awards Under Equity Incentive Plans (2)	0	0	0	4,635,567	0
Cash Severance	0	800,000	0	3,200,000	0
Continuation of Medical Benefits Under COBRA (present value)	0	22,354	0	44,708	0
Reasonable Outplacement Assistance	0	15,000	0	15,000	0
Total	800,000	1,637,354	0	8,695,275	0
Keith E. Pratt					
Non-Equity Incentive Plan	300,000	300,000	$0	300,000	0
Accelerated Awards Under Equity Incentive Plans (2)	0	0	0	1,683,075	0
Cash Severance	0	500,000	0	1,600,000	0
Continuation of Medical Benefits Under COBRA (present value)	0	34,088	0	34,088	0
Reasonable Outplacement Assistance	0	15,000	0	15,000	0
Total	300,000	849,088	0	$3,632,163	0
Philip B. Hawkins					
Non-Equity Incentive Plan	$ 228,000	$ 228,000	0	228,000	0
Accelerated Awards Under Equity Incentive Plans (2)	0	0	0	1,007,525	0
Cash Severance	0	190,000	0	190,000	0
Continuation of Medical Benefits Under COBRA (present value)	0	31,922	0	31,922	0
Reasonable Outplacement Assistance	0	7,500	0	7,500	0
Total	228,000	457,422	0	$1,464,947	0
Gilda Malek					
Non-Equity Incentive Plan	$ 200,000	200,000	0	$ 200,000	0
Accelerated Awards Under Equity Incentive Plans (2)	0	0	0	513,170	0
Cash Severance	0	200,000	0	200,000	0
Continuation of Medical Benefits Under COBRA (present value)	0	21,427	0	21,427	0
Reasonable Outplacement Assistance	0	7,500	0	7,500	0
Total	200,000	428,927	0	$ 942,097	0
Kristina Van Trease					
Non-Equity Incentive Plan	$198,000	198,000	0	$ 198,000	0
Accelerated Awards Under Equity Incentive Plans (2)	0	0	0	793,577	0
Cash Severance	0	165,000	0	165,000	0
Continuation of Medical Benefits Under COBRA (present value)	0	—	0	—	0
Reasonable Outplacement Assistance	0	7,500	0	7,500	0
Total	198,000	370,500	0	1,164,077	0

(1) Represents the severance payments and benefits that the NEOs would be entitled to if a termination without cause occurs prior to or after 12 months following a change in control under the Severance Plan including (i) one year of base salary for Messrs. Hanna and Pratt and six months of base salary for Mr. Hawkins and Mses. Malek and Van Trease, (ii) 12 months of COBRA coverage payable to the NEOs (and the NEO's spouse and dependents, as applicable) and (iii) reasonable outplacement assistance. In addition, upon a termination without cause, under the 2023 Cash Bonsu Plan, each NEO would be entitled to payment of the target bonus amount pro-rated based on the date of termination. There would not be any acceleration of equity awards if a termination without cause occurs prior to or after 12 months following a change in control.

(2) Assumes termination on the last day of the calendar year, with a closing NASDAQ Stock Market price of $119.62 per share on December 29, 2023. Under the Change in Control Severance Plan and the Severance Plan, as applicable, if a termination of employment without cause or a resignation for good reason within 12 months of a change in control of the Company, all unvested equity awards held by the NEOs would become fully vested. In addition, the award agreements for PSUs granted in 2023 provide for prorated vesting assuming target level of performance based on the number of days elapsed between the grant date and a change in control. For the 2023 PSUs only, the prorated vesting of a portion of the PSUs occurs on a change in control and is not contingent on an NEO's termination of employment. For each NEO, the amount included represents (i) the value of 100% of their unvested RSUs, (ii) the value of 100% of their unvested 2021 PSUs and 2022 PSUs assuming performance is achieved at target level and (iii) the value of their 2023 PSUs assuming target performance and pro-rated based on the number of days elapsed between the grant date and December 31, 2023. As described in the Merger Proxy Statement, the Merger Agreement specifies the treatment of the Company's outstanding equity awards in connection with the First-Step Merger, which is different from that described in this footnote, see "*Acceleration Under Equity Plans*" section of this Amendment for a description of how the Company's outstanding equity awards will be treated in connection with the Transaction.

(3) Represents the severance payments and benefits that the NEOs would be entitled to under the Change in Control Severance Plan and the Severance Plan, as applicable, if a termination of employment without cause or a resignation for good reason within 12 months of a change in control of the Company, including (i) for Messrs. Hanna and Pratt, an amount equal to two times the sum of their annual base salary and annual target bonus for the year of termination, and for Mses. Malek and Van Trease and Mr. Hawkins, an amount equal to 6 months of their annual base salary, (ii) 24 months COBRA coverage payable to the CEOs and 12 months of COBRA coverage payable to other NEOs (and the NEO's spouse and dependents, as applicable), (iii) reasonable outplacement assistance and (iv) full acceleration and vesting of all equity awards. In addition, upon a termination without cause or a resignation for good reason, under the 2023 Cash Bonsu Plan, each NEO would be entitled to payment of the target bonus amount pro-rated based on the date of termination.

CEO Compensation Pay Ratio

We believe our executive compensation program must be internally consistent and equitable to motivate our employees to create shareholder value. We monitor the relationship between the compensation of our executive officers and the compensation of our non-managerial employees. For 2023, the total compensation of Joseph F. Hanna, our President and Chief Executive Officer, of $4,579,698, as shown in the "*Summary Compensation Table*" above, (the "CEO Compensation"), was approximately 66 times the total compensation of a median employee of $69,099, calculated in the same manner.

Our CEO to median employee pay ratio is calculated in accordance with the SEC's rules pursuant to Item 402(u) of Regulation S-K. We identified the median employee by examining the 2023 total cash compensation for all individuals, excluding our CEO, who were employed by us on December 31, 2023, the last day of our payroll year. We included all employees, whether employed on a full-time, part-time or seasonal basis. We did not make any assumptions, adjustments or estimates with respect to total cash compensation, and we did not annualize the compensation for any full-time employees that were not employed by us for all of 2023. We believe the use of total cash compensation for all employees is a consistently applied compensation measure because we do not widely distribute annual equity awards to employees.

Treatment of Certain Compensation Elements Upon Termination

Executive Severance Policy. We do not have employment agreements. The Compensation Committee has, however, established terms and conditions to address involuntary termination severance benefits for executive officer-level positions in connection with a change in control of the Company or otherwise. For details, see both the "*Change of Control Severance Plan*" and "*Involuntary Termination Severance Plan for Officers*" discussions within the "*Compensation Discussion and Analysis*" section of this Amendment.

Retirement Plan. All employees who participate in our KSOP are entitled to their vested amounts upon termination of their employment.

Health and Welfare Benefit and Executive Benefits and Perquisites Continuation. An executive officer is not entitled to any continuation of his or her health and welfare benefits, executive benefits, or perquisites (other than pursuant to COBRA) following the termination of his or her employment, except that any executive officer employed with the Company for at least 10 years may remain on the Company's health insurance policy after he or she retires from the Company, provided he or she pays 100% of the premiums.

Long-Term Incentives. Except in the circumstances discussed above, an executive officer forfeits his or her stock options or unvested shares of restricted stock upon termination of employment, and is not entitled to any continuation of vesting or acceleration of vesting with respect to his or her options or unvested restricted stock awards. The executive would be, however, entitled to exercise any vested options for a period of 90 days after termination and is entitled to continue to hold his or her shares of restricted stock that had previously vested (in the same manner as any other employee of the Company). In the event of a qualifying termination following a change in control, an executive officer is entitled to the acceleration of vesting with respect to all of his or her equity awards, consistent with the Change in Control arrangements described above.

Pay Versus Performance

In accordance with rules adopted by the SEC, we provide the following disclosure regarding executive Compensation Actually Paid ("CAP") (as calculated in accordance with SEC rules) and certain Company performance for the fiscal years listed below. See *"Executive Compensation"* in this Amendment for a complete description of how executive compensation relates to Company performance and how the Compensation Committee makes its decisions.

| | | | | | | Year-end value of $100 invested on 12/31/2019 in: | | | |
Year	Summary Compensation Table Total for Joseph Hanna $	Compensation Actually Paid to Joseph Hanna[1][2][3] $	Average Summary Compensation Table Total for Non-CEO NEOs[4] $	Average Compensation Actually Paid to Non-CEO NEOs[1][2][3][4] $	MGRC $	S&P 500 Industrials Index $	Net Income (in millions) $	Pre-Tax Income (in millions) $
2023	4,771,898	8,501,597	1,249,999	1,755,679	171.19	165.61	174.6	151.2
2022	3,121,167	4,871,184	1,029,825	1,480,971	138.60	126.96	115.1	150.0
2021	3,261,680	4,386,308	969,855	1,277,750	110.16	157.53	89.7	121.8
2020	2,668,399	1,108,518	857,107	360,892	90.05	123.17	102.0	132.0

(1) Deductions from, and additions to, total compensation in the *"Summary Compensation Table"* by year to calculate CAP include:

	2023 Joseph Hanna	Average Non-CEO NEOs
Total Compensation from Summary Compensation Table	$4,771,898	$1,249,999
Adjustments for Pension		
Adjustment Summary Compensation Table Pension . . .	$ —	$ —
Amount added for current year service cost	$ —	$ —
Amount added for prior service cost impacting current year	$ —	$ —
Total Adjustments for Pension	$ —	$ —

Adjustments for Equity Awards

Adjustment for grant date values in the Summary Compensation Table	$2,700,334	$ 510,338
Year-end fair value of unvested awards granted in the current year	$4,600,430	$ 762,488
Year-over-year difference of year-end fair values for unvested awards granted in prior years	$ 969,825	$ 169,598
Fair values at vest date for awards granted and vested in current year	$ —	$ —
Difference in fair values between prior year-end fair values and vest date fair values for awards granted in prior years	$ 709,030	$ 89,940
Forfeitures during current year equal to prior year-end fair value	$ —	$ 34,213
Dividends or dividend equivalents not otherwise included in total compensation	$ 150,748	$ 28,206
Total Adjustments for Equity Awards	**$6,430,033**	**$1,016,018**
Compensation Actually Paid (as calculated)	$8,501,597	$1,755,679

(2) The assumptions used in calculating the fair value of the equity awards did not differ in any material respect from the assumptions used to calculate the grant date fair value of the awards as reported in the Summary Compensation Table, except that as of the end of 2023, the fair value calculations of the PSUs granted in 2021 and 2022 assumed a payout at maximum, and the PSUs granted in 2023 assumed a payout between target and maximum, in each case as compared to the grant date fair value calculations which assumed a payout at target.

(3) Non-CEO NEOs reflect the average "*Summary Compensation Table*" total compensation and average CAP for the following executives by year:

2023: Pratt, Keith; Hawkins, Philip; Malek, Gilda; Van Trease, Kristina

2022: Pratt, Keith; Hawkins, Philip; Craft, Melodie; Van Trease, Kristina

2021: Pratt, Keith; Hawkins, Philip; Lieffrig, John; Craft, Melodie

2020: Pratt, Keith; Hawkins, Philip; Craft, Melodie; Van Trease, Kristina

Most Important Performance Measures

In our assessment, the most important performance measures used to link CAP (as calculated in accordance with the SEC rules) to Company performance are listed in the table below. The role of each of these performance measures in our executive compensation program is discussed in *"Executive Compensation"* in this Amendment.

Performance Measures

Pre-Tax Income

Adjusted EBITDA

Descriptions of the Information Presented in the Pay Versus Performance Table

The illustrations below compare CAP (as calculated in accordance with the SEC rules) and the following measures:

- the Company's cumulative TSR and the S&P 500 Industrials Index's cumulative TSR;
- the Company's Net Income; and
- the Company's Pre-Tax Income

Due to the mechanics of how CAP is calculated, fluctuations in stock price or TSR may have a greater impact on the CAP values than any single financial metric.







CAP vs. Pre-Tax Income

Legend: CEO Compensation Actually Paid ■ Average NEO Compensation Actually Paid ■ Pre-Tax Income (millions)

Relationships Amongst Directors or Executive Officers

There are no family relationships among any of the directors or executive officers of the Company, with the exception that David M. Whitney and Kristina Van Trease are husband and wife.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Company during 2023 consisted of Messrs. Anderson, Dawson, and Shuster, and Mses. Box and Fetter. No member of the Compensation Committee is a present or former executive officer or employee of the Company or any of its subsidiaries. No executive officer of the Company has served on the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.*

The following table sets forth certain information known to the Company with respect to beneficial ownership of our Common Stock as of April 1, 2024, by (i) each shareholder known to the Company to own beneficially more than 5% of our Common Stock; (ii) each of our directors; (iii) each executive officer named in the Summary Compensation Table above; and (iv) all directors and executive officers of the Company as a group:

Beneficial Owner(1)(2)	Shares Beneficially Owned(3)	Percentage of Class of Shares Beneficially Owned
The Vanguard Group(4) 100 Vanguard Blvd. Malvern, PA 19355	2,691,278	11.0%
BlackRock, Inc.(5) 55 East 52nd Street New York, NY 10055	2,127,591	8.7%
Franklin Mutual Advisors, LLC(6) 101 John F. Kennedy Parkway Short Hills, NJ 07078-2789	1,866,600	7.6%
Joseph Hanna(7)	171,249	*
Keith E. Pratt(7)	56,867	*
Philip B. Hawkins(7)	4,283	*
Gilda Malek(7)(8)	919	*
Kristina Van Trease(7)	5,507	*
Nicolas C. Anderson	1,500	*
Kimberly A. Box	8,500	*
Smita Conjeevaram	4,500	*
William J. Dawson	28,105	*
Elizabeth A. Fetter	5,970	*
Bradley M. Shuster	11,700	*
All executive officers and directors as a group (15 persons)(9)	377,369	1.6%

* The percentage of shares beneficially owned by this director or executive officer constitutes less than 2% of our Common Stock as of April 1, 2024.

(1) Except as otherwise indicated, the address of each of the executive officers and directors is c/o McGrath RentCorp, 5700 Las Positas Road, Livermore, California 94551.

(2) To the Company's knowledge, except as set forth in the footnotes to this table, and subject to applicable community property laws, each shareholder named in this table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name.

(3) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities. Shares of the Company's Common Stock subject to equity awards currently exercisable or that will become exercisable within 60 days of April 1, 2024, are deemed outstanding for computing the percentage of the person holding such equity awards, but are not deemed outstanding for computing the percentage of any other person. Percentages are based on 24,548,743 shares of the Company's Common Stock outstanding as of April 1, 2024.

(4) The Vanguard Group filed Amendment No. 12 to Schedule 13G with the SEC on February 13, 2024, and reported beneficial ownership of 2,691,278 shares, sole dispositive power with respect to 2,619,230 shares of Common Stock, shared voting power with respect to 45,854 shares of Common Stock, and shared dispositive power with respect to 72,048 shares of Common Stock. The Schedule 13G/A contained information as of December 31, 2023, and may not reflect current holdings of the Company's Common Stock.

(5) BlackRock, Inc. filed Amendment No. 15 to Schedule 13G with the SEC on January 25, 2024, and reported beneficial ownership of 2,127,591 shares and sole voting power with respect to 2,062,608 shares of Common Stock. The Schedule 13G/A contained information as of December 31, 2023, and may not reflect current holdings of the Company's Common Stock.

(6) Franklin Mutual Advisers, LLC filed Amendment No. 2 to Schedule 13G with the SEC on January 23, 2024, and reported beneficial ownership of 1,866,600 shares, sole voting power with respect to 1,763,647 shares, and sole dispositive power with respect to 1,866,600 shares of Common Stock. The securities reported are beneficially owned by one or more open-end investment companies or other managed accounts that are investment management clients of Franklin Mutual Advisers, LLC ("FMA"), an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). When an investment management contract (including a sub-advisory agreement) delegates to FMA investment

discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FMA as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, FMA reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement, unless otherwise noted in Item 4 of Schedule 13G. As a result, for purposes of Rule 13d-3 under the Act, FMA may be deemed to be the beneficial owner of the securities reported in Schedule 13G. The Schedule 13G contained information as of December 31, 2023, and may not reflect current holdings of the Company's Common Stock.

(7) Includes the shares held by the KSOP for the benefit of the named individual. The number of shares included is 258 shares for Mr. Hanna; 350 shares for Mr. Pratt; 19,304 shares for Mr. Hawkins; 0 shares for Ms. Malek; 1,167 shares for Ms. Van Trease; and 41,594 shares for all executive officers and directors as a group. These shares are included because beneficiaries under the KSOP hold sole voting power over the shares (whether or not rights to the shares have vested).

(8) Ms. Malek was hired by the Company effective March 21, 2023.

(9) See footnote (7).

Communications with the Board of Directors

Our Board of Directors believes that full and open communication between shareholders and members of our Board of Directors is in the best interests of our shareholders. Shareholders may contact any director or committee of the Board of Directors by writing to the Compliance Officer, c/o McGrath RentCorp, 5700 Las Positas Road, Livermore, California 94551. The Compliance Officer will review all such communications for relevance to activities of the Board of Directors and will promptly forward all relevant written communications to the Board of Directors. Comments or complaints relating to our accounting, internal accounting controls, auditing matters, corporate fraud, or violations of federal or state laws may be referred directly to our Audit Committee by writing to the Chairman of the Audit Committee, c/o Compliance Officer, McGrath RentCorp, 5700 Las Positas Road, Livermore, California 94551. Further details can be found in "Reporting Questionable Accounting and Auditing Practices and Policy Prohibiting Retaliation Against Reporting Employees" and "Corporate Governance Guidelines" found on our website at www.mgrc.com under the Investors section.

Shareholder Recommendations for Membership on our Board of Directors

The Corporate Governance and Nominating Committee will consider shareholder recommendations of director nominees. To recommend director nominee(s), a shareholder must submit the following relevant information in writing to the attention of the Compliance Officer at our principal executive offices: (1) the name, age, business, and residence address of the prospective candidate; (2) a brief biographical description of the prospective candidate, including employment history for the past five years and a statement of the qualifications of the prospective candidate; (3) the class and number of shares of our Common Stock, if any, which are beneficially owned by the prospective candidate; (4) a description of all arrangements or understandings between the shareholder and the prospective candidate pursuant to which the nomination is to be made by the shareholder if the shareholder and the prospective candidate are different individuals; (5) the candidate's signed consent to serve as a director if elected and to be named in our proxy statement; (6) a signed certificate providing the class and number of shares of our Common Stock which are beneficially owned by the shareholder; and (7) any other information that is required to be provided by the shareholder pursuant to Regulation 14A under the Exchange Act. Once the Corporate Governance and Nominating Committee receives the shareholder recommendation, it may deliver to the prospective candidate a questionnaire that requests additional information about the candidate's independence, qualifications, and other matters, including a possible interview, that would assist the Corporate Governance and Nominating Committee in evaluating the candidate, as well as certain information that must be disclosed about the candidate in our proxy statement or other regulatory filings if nominated.

The Corporate Governance and Nominating Committee will not evaluate candidates differently based on who has made the recommendation. The Corporate Governance and Nominating Committee will consider candidates from any reasonable source, in addition to shareholder recommendations. The Corporate Governance and Nominating Committee has the authority under its charter to hire and pay a fee to consultants or search firms to assist in the process of identifying and evaluating candidates. No such consultants or search firms were used for the slate of director nominees up for election at the Annual Meeting, and, accordingly, no fees have been paid to consultants or search firms in the 2023 fiscal year.

We have not received a director nominee recommendation from any shareholder (or group of shareholders) that beneficially owns more than five percent of our Common Stock.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers, and persons who own more than 10% of our Common Stock (collectively, "Reporting Persons") to file initial reports of ownership and changes in ownership of our Common Stock with the SEC and the NASDAQ Stock Market. Copies of these reports are also required to be delivered to us. See "*Security Ownership of Certain Beneficial Owners and Management*" above for identification of those persons who qualify as "Reporting Persons."

We believe, based solely on our review of the copies of such reports submitted on EDGAR and written representations from Reporting Persons, that during the fiscal year ended December 31, 2023, all Reporting Persons complied with all applicable filing requirements in a timely manner.

Code of Business Conduct and Ethics

Our Board of Directors adopted and approved a Code of Business Conduct and Ethics and Whistleblower Policy. This code and Whistleblower Policy apply to all of our employees and our non-employee directors and is posted on our website at www.mgrc.com under the Investors section. The code satisfies the "Code of Ethics" requirements under the Sarbanes-Oxley Act of 2002 as well as the "Code of Conduct" requirements under the Market Place Rules of the NASDAQ Stock Market. The code, among other things, addresses issues relating to conflicts of interests, including internal reporting violations and disclosures, and compliance with applicable laws, rules, and regulations. The purpose of the code is to promote, among other things, honest and ethical conduct, full, fair, accurate, timely, and understandable public disclosures, compliance with applicable laws or regulations, and to ensure to the greatest possible extent that our business is conducted in a legal and ethical manner. Violations under the code or the Whistleblower Policy can be reported anonymously, and the procedures for doing so are set forth in the applicable document. Any waivers or approvals granted under this code with respect to our executive officers and directors may be granted only by the Board of Directors. In addition, any waivers or approvals relating to the principal executive officer, the principal financial officer, the principal accounting officer or controller, or any person performing similar functions must also be obtained from the Audit Committee. Any waivers or approvals to the code with respect to the remainder of the employees may be granted by our Compliance Officer, who is currently Gilda Malek. Any amendments to the code will be promptly disclosed to our shareholders. Our Audit Committee has also established procedures for (a) the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Corporate Governance Guidelines

Our Board of Directors adopted and approved a set of Corporate Governance Guidelines. The guidelines set forth the practices our Board follows with respect to, among other things, the composition of the Board and Board committees, director responsibilities, director continuing education, and performance evaluation of the Board. The guidelines are posted on our website at www.mgrc.com under the Investors section.

No Supermajority Vote on Approval of Mergers or Other Business Combinations

Our corporate governance documents do not contain a supermajority standard for the approval of a merger or a business combination. Such transactions require the affirmative vote of a majority of the outstanding shares.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.*

Other than the indemnification agreements described below, there were no transactions in 2023 between the Company and a related person required to be reported under applicable SEC rules. Information regarding director independence is incorporated herein by reference under the heading "Director Independence" in Item 10 of this Amendment.

Indemnification Agreements

The Company has entered into indemnification agreements with each of our directors and executive officers. These agreements require the Company to indemnify our executive officers or directors against expenses and, in certain cases, judgments, settlements, or other payments incurred by an executive officer or director in suits brought by the Company, derivative actions brought by our shareholders, and suits brought by other third parties. Indemnification has been granted under these agreements to the fullest extent permitted under California law in situations where an executive officer or director is made, or threatened to be made, a party to the legal proceeding because of his or her service to the Company. In addition, these agreements require us to advance the expenses incurred by our directors and officers in any proceeding in which indemnification may be provided under the applicable indemnification agreement. In addition, our bylaws provide that we may indemnify our directors, executive officers, or other persons treated as agents under the General Corporation Law of the State of California, and advance related expenses, if approved by the shareholders or a disinterested vote of the Board of Directors.

Policies and Procedures Regarding Related Party Transactions

Pursuant to the Audit Committee Charter, the Audit Committee is responsible for reviewing and discussing with management any transactions or courses of dealing with related parties. The Audit Committee considers the following factors in determining whether to approve or disapprove (with referral to the Board of Directors) any such related party transaction or course of action: (i) the financial accounting accorded the transaction or course of action; (ii) whether the terms or other aspects differ from those that would likely be negotiated with independent parties; and (iii) whether the proposed disclosure of the transaction or course of dealing, if any, is in accordance with generally accepted accounting principles and SEC regulations.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES.*

Audit Fees

Grant Thornton LLP performed services for the Company in fiscal years 2023 and 2022 related to financial statement audit work, quarterly reviews, and quarterly earnings release reviews. Fees related to services rendered by Grant Thornton LLP for fiscal years 2023 and 2022 were as follows:

	2023	2022
Audit Fees(1)	$2,139,669	$1,818,308
Audit-Related Fees(2)	$ 47,883	$ 44,405
Tax Fees	$ 0	$ 0
All Other Fees	$ 0	$ 0
Total	$2,187,552	$1,862,713

(1) Audit fees represent fees for the audit of the Company's consolidated financial statements and internal controls over financial reporting included in our 2023 Annual Report and the review of the Company's consolidated financial statements included in our quarterly reports on Form 10-Q and fees in connection with statutory audits and regulatory filings or engagements.
(2) Audit-Related Fees include fees associated with obtaining consents in connection with regulatory filings and audit of the Company's Employee Stock Ownership and 401(k) Plans.

Audit and Non-Audit Services Pre-Approval Policy

Under the Sarbanes-Oxley Act of 2002, all audit and non-audit services performed by Grant Thornton LLP, the Company's independent registered public accounting firm, must be approved in advance by the Audit Committee to assure that such services do not impair the auditors' independence from the Company. In April 2004, the Audit Committee adopted an Audit and Non-Audit Services Pre-Approval Policy which sets forth the procedures and conditions pursuant to which audit and non-audit services to be performed by the independent auditors are to be pre-approved. Pursuant to the policy, certain services or categories of services described in detail in the policy may be pre-approved generally on an annual basis together with pre-approved maximum fee levels for such services. The services eligible for annual pre-approval consist of audit services, audit-related services, tax services, and other services. If not pre-approved on an annual basis, proposed services must otherwise be separately approved prior to being performed by the independent auditors. The Audit Committee may also pre-approve particular services on a case-by-case basis. In addition, any services that receive annual pre-approval but exceed the pre-approved maximum fee level also will require separate approval by the Audit Committee. The Audit Committee may delegate authority to pre-approve audit and non-audit services to any member of the Audit Committee, but may not delegate such authority to management. The Company's independent auditors and Chief Financial Officer are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with the pre-approval policy and the fees for the services performed to date. The Audit Committee pre-approved all of the audit, audit-related, tax, and all other services described as Audit Fees in the table above.

Report of the Audit Committee of the Board of Directors

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act or the Exchange Act that might incorporate future filings, including this Amendment, with the SEC, in whole or in part, the following report shall not be deemed to be incorporated by reference into any such filings, nor shall the following report be deemed to be incorporated by reference into any future filings under the Securities Act or the Exchange Act, unless specifically stated to be incorporated by reference therein.

The Audit Committee currently has four (4) members, consisting of four (4) independent directors, Nicolas C. Anderson, Smita Conjeevaram, William J. Dawson, and Elizabeth A. Fetter. Mr. Dawson serves as its Chairman. The Company's management is responsible for the Company's internal controls, financial reporting, compliance with laws and regulations, and ethical business standards. The Company's independent registered public accounting firm, Grant Thornton LLP, is responsible for performing an independent audit of the Company's consolidated financial statements and internal controls over financial reporting in accordance with generally accepted auditing standards of the Public Company Accounting Oversight Board ("PCAOB") (United States) and to issue reports thereon. The Audit Committee's responsibility is to monitor and oversee these processes as well as the independence and performance of the Company's independent registered public accounting firm. However, the members of the Audit Committee are not professionally engaged in the practice of accounting or auditing and are not experts in the fields of accounting or auditing. They rely, without independent verification, on the information provided to them and on the representations made by management and the independent auditors.

The Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2023, and audit of internal controls over financial reporting as of December 31, 2023, with management.

2. The Audit Committee has discussed with Grant Thornton LLP, the Company's independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the PCAOB and the SEC.

3. The Audit Committee has received an independence letter from Grant Thornton LLP as required by the standards of the PCAOB regarding Grant Thornton's communications with the Audit Committee concerning independence and has discussed with Grant Thornton LLP its independence.

4. Based on the reviews and discussions referred to in paragraphs (1) through (3) above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, that the Company's audited consolidated financial statements be included in the 2023 Annual Report that was filed with the SEC on February 21, 2024.

Submitted by the Audit Committee:

William J. Dawson, Chair

Nicolas C. Anderson
Smita Conjeevaram
Elizabeth A. Fetter

PART IV

ITEM 15.*EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a)(3) EXHIBITS:

 (a) The following is a list of exhibits filed herewith as part of this Amendment:

INDEX OF EXHIBITS

EXHIBIT NO.	DESCRIPTION
31.1	Certification of Chief Executive Officer, Pursuant to Exchange Act Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer, Pursuant to Exchange Act Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
104	Cover Page Interactive Data File (Embedded as Inline XBRL document and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2024

MCGRATH RENTCORP

by: /s/ Joseph F. Hanna

JOSEPH F. HANNA
Chief Executive Officer and President
(Principal Executive Officer)

by: /s/ Keith E. Pratt

KEITH E. PRATT
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

by: /s/ David M. Whitney

DAVID M. WHITNEY
Vice President and Controller
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated.

Name	*Title*	*Date*
/s/ Nicolas C. Anderson NICOLAS C. ANDERSON	Director	April 15, 2024
/s/ Kimberly A. Box KIMBERLY A. BOX	Director	April 15, 2024
/s/ Smita Conjeevaram SMITA CONJEEVARAM	Director	April 15, 2024
/s/ William J. Dawson WILLIAM J. DAWSON	Director	April 15, 2024
/s/ Elizabeth A. Fetter ELIZABETH A. FETTER	Director	April 15, 2024
/s/ Joseph F. Hanna JOSEPH F. HANNA	Chief Executive Officer, President and Director	April 15, 2024
/s/ Bradley M. Shuster BRADLEY M. SHUSTER	Chairman of the Board	April 15, 2024

Stock Performance Graph

The following graph compares the cumulative total shareholder return on our common stock for the period from December 31, 2018 to December 31, 2023 with (i) the S&P 500 Index, (ii) the S&P 500 Industrials Index and (iii) the Russell 2000 Index. The graph assumes an investment of $100 in our common stock and the respective indices for the period of December 31, 2018 to December 31, 2023. The comparisons set forth in the graph are provided pursuant to SEC rules and are not intended to forecast or be indicative of the future performance of our common stock or any of the included indices. The performance graph shall not be deemed incorporated by reference by any general statement incorporating by reference this annual report into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent we specifically incorporate this information by reference and shall not otherwise be deemed filed under such acts. Pursuant to Instruction 7 to Item 201(e) of Regulation S-K, the Stock Performance Graph was not included in McGrath RentCorp's Form 10-K filing for the 2023 fiscal year but is being provided in the annual report to shareholders that precedes McGrath RentCorp's proxy statement for its annual meeting.

Comparison of Five-Year Cumulative Total Return*
McGrath RentCorp, S&P 500 Index, S&P 500 Industrials Index and Russell
(Performance Results Through 12/31/23)



*Cumulative total return assumes reinvestment of dividends.



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